As filed with the Securities and Exchange Commission on July 3, 2018

Registration No. 333-225272

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

The Williams Companies, Inc.

(Exact name of registrant as specified in its charter)

Delaware	4922	73-0569878
(State or other jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

One Williams Center

Tulsa, Oklahoma 74172-0172

(918) 573-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

T. Lane Wilson

Senior Vice President and General Counsel

One Williams Center, Suite 4900

Tulsa, Oklahoma 74172-0172

(918) 573-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven K. Talley Robyn E. Zolman Jonathan Whalen Gibson, Dunn & Crutcher LLP 1801 California Street, Suite 4200 Denver, Colorado 80202 (303) 298-5700	Joshua Davidson Travis Wofford Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 (713) 229-1234

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon consummation of the merger described in the enclosed joint consent statement/proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

**	If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this joint consent statement/proxy statement/prospectus may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This joint consent statement/proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY CONSENT STATEMENT/PROXY STATEMENT/

PROSPECTUS — SUBJECT TO COMPLETION — DATED JULY 3, 2018

EXPLANATORY NOTE

On May 16, 2018, The Williams Companies, Inc. (“Williams”), SCMS LLC (“Merger Sub”), a wholly owned subsidiary of Williams, Williams Partners L.P. (“Williams Partners”), and WPZ GP LLC (the “WPZ General Partner”), the general partner of Williams Partners, entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Williams Partners, with Williams Partners surviving as a wholly owned subsidiary of Williams (the “Merger”).

Pursuant to the Merger Agreement, all outstanding common units representing limited partner interests in Williams Partners (“WPZ Common Units”) at the effective time of the Merger, other than WPZ Common Units held directly or indirectly by Williams and its subsidiaries (all such units held by persons other than Williams or its subsidiaries, the “WPZ Public Units” and holders of such units, the “WPZ Public Unitholders”), will be canceled and each WPZ Public Unit will be converted into the right to receive 1.494 shares of Williams common stock, par value $1.00 per share (“Williams Common Stock”), provided that if the Merger closes on or following                     , 2018, each WPZ Public Unit will be converted into the right to receive 1.513 shares of Williams Common Stock (as applicable, the “Exchange Ratio”). No fractional shares of Williams Common Stock will be issued in the Merger, and holders of WPZ Public Units who otherwise would have received a fractional share of Williams Common Stock in the Merger will, instead, receive cash in lieu of such fractional shares.

Prior to the Merger, Williams will hold a special meeting of its stockholders (the “Williams Special Meeting”) to approve (i) an amendment to Williams’ Amended and Restated Certificate of Incorporation to increase the number of authorized shares of Williams Common Stock (the “Charter Amendment”), (ii) subject to and conditioned upon the effectiveness of the Charter Amendment, the issuance of Williams Common Stock pursuant to the terms of the Merger Agreement in connection with the Merger (the “Stock Issuance”) and (iii) the adjournment of the Williams Special Meeting from time to time, if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the Williams Special Meeting to approve the Charter Amendment or the Stock Issuance (the “Adjournment”).

On May 16, 2018, the board of directors of Williams (the “Williams Board”) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, and in connection with the Merger, the Charter Amendment and the Stock Issuance, are in the best interests of Williams and its stockholders, approved and declared advisable the Merger Agreement, the Charter Amendment, and the Stock Issuance, and resolved to submit the Charter Amendment and Stock Issuance to a vote of Williams’ stockholders and recommend approval of the adoption of the Charter Amendment and approval of the Stock Issuance (the “Williams Board Recommendation”).

The conflicts committee (the “WPZ Conflicts Committee”) of the board of directors of the WPZ General Partner (the “WPZ Board”) unanimously determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of Williams Partners and the WPZ Public Unitholders, approved the Merger Agreement and the transactions contemplated thereby, including the Merger (such approval constituting Special Approval as defined in the Williams Partners partnership agreement), and recommended the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, to the WPZ Board. Based upon such approval and recommendation, the WPZ Board approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and resolved to submit the Merger Agreement to a vote of holders of WPZ Common Units and Williams Partners Convertible Class B Units (the “WPZ Class B Units” and together with the WPZ Common Units, the “WPZ Units” and such holders, the “WPZ Unitholders”) and authorized the WPZ Unitholders to act by written consent pursuant to the Williams Partners partnership agreement.

The Williams Board has set                 , 2018 as the record date (the “Williams Vote Record Date”) for determining holders of Williams Common Stock (the “Williams Stockholders”) entitled to vote at the Williams Special Meeting. If you are a record holder of outstanding Williams Common Stock as of the close of business on the Williams Vote Record Date, you may vote at the Williams Special Meeting. See the section titled “The Williams Special Meeting of Stockholders” beginning on page 27 of this joint consent statement/proxy statement/prospectus. The approval of the adoption of the Charter Amendment requires the affirmative vote of holders of a majority of the outstanding shares of Williams Common Stock entitled to vote thereon. The approval of the Stock Issuance requires the affirmative vote of a majority of the votes cast on the proposal at the Williams Special Meeting, provided a quorum is present. The approval of the Adjournment requires the affirmative vote of a majority of the votes cast on the proposal at the Williams Special Meeting, regardless of whether a quorum is present.

The approval and adoption of the Merger Agreement and the Merger by Williams Partners requires the affirmative vote or consent of holders of a majority of the outstanding WPZ Units (the “Required WPZ Unitholder Written Consent”). Pursuant to the terms of a Support Agreement, dated as of May 16, 2018, by and between Williams Gas Pipeline Company, LLC (“Williams Gas Pipeline”) and Williams Partners (the “Support Agreement”), Williams Gas Pipeline, which as of May 15, 2018 beneficially owned 702,218,502 WPZ Common Units and 18,442,649 WPZ Class B Units representing approximately 73.8% of the outstanding WPZ Units, has irrevocably agreed to deliver a written consent adopting and approving in all respects the Merger Agreement and the transactions contemplated thereby, including the Merger (the “WGP Written Consent”), within two business days after the effectiveness of the registration statement of which this joint consent statement/proxy statement/prospectus forms a part. The delivery of the WGP Written Consent by Williams Gas Pipeline with respect to the WPZ Units it owns will be sufficient to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, on behalf of Williams Partners.

The WPZ Board has set                     , 2018 as the record date (the “WPZ Record Date”) for determining holders of WPZ Units entitled to execute and deliver written consents with respect to the Merger. If you are a record holder of outstanding WPZ Units as of the close of business on the WPZ Record Date, you may complete, date and sign the enclosed written consent and promptly return it to Williams Partners. See the section titled “Written Consents of Holders of WPZ Units” beginning on page 26 of this joint consent statement/proxy statement/prospectus.

This joint consent statement/proxy statement/prospectus provides you with detailed information about the proposed Merger, the proposed Charter Amendment and Stock Issuance, and related matters. Williams and Williams Partners both encourage you to read the entire document carefully. In particular, please read “Risk Factors” beginning on page 19 of this joint consent statement/proxy statement/prospectus for a discussion of risks relevant to the Merger and the combined company.

The WPZ Common Units are listed on the New York Stock Exchange (“NYSE”) under the symbol “WPZ,” and the Williams Common Stock is listed on the NYSE under the symbol “WMB.”

Alan S. Armstrong	Stephen W. Bergstrom

Chairman of the Board of Directors of WPZ GP LLC	Chairman of the Board of Directors of The Williams Companies, Inc.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SHARES OF WILLIAMS COMMON STOCK TO BE ISSUED IN THE MERGER OR DETERMINED IF THIS JOINT CONSENT STATEMENT/PROXY STATEMENT/PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this joint consent statement/proxy statement/prospectus is                     , 2018 and it was first mailed to Williams Stockholders and WPZ Unitholders on or about                     , 2018.

One Williams Center

Tulsa, Oklahoma 74172-0172

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of The Williams Companies, Inc.:

Notice is hereby given that a special meeting of stockholders of The Williams Companies, Inc. will be held on                 , 2018 at                 , local time, at One Williams Center, Tulsa, Oklahoma 74172-0172 to consider and vote upon the following proposals:

Proposal 1: to adopt an amendment to the Williams certificate of incorporation to increase the number of authorized shares of capital stock from 990,000,000 shares to 1,500,000,000 shares, consisting of 1,470,000,000 shares of Williams Common Stock and 30,000,000 shares of Williams preferred stock, par value $1.00 per share (the “Charter Amendment Proposal”);

Proposal 2: to approve, subject to and conditioned upon the effectiveness of the Charter Amendment, the issuance of Williams Common Stock in the Merger pursuant to the Merger Agreement (the “Stock Issuance Proposal”); and

Proposal 3: to approve the adjournment of the Williams Special Meeting from time to time, if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the Williams Special Meeting to approve the Charter Amendment Proposal or the Stock Issuance Proposal (the “Adjournment Proposal” and together with the Charter Amendment Proposal and the Stock Issuance Proposal, the “Proposals”).

The Proposals and related transactions are described in detail in the accompanying joint consent statement/proxy statement/prospectus, which you should read before you vote. If either of the Charter Amendment Proposal or the Stock Issuance Proposal are not approved by the Williams Stockholders, the Merger cannot be completed.

Only holders of record of Williams Common Stock at the close of business on                     , 2018 will be entitled to notice of and to vote at the Williams Special Meeting and any adjournments or postponements thereof.

Your vote is very important. To ensure your representation at the Williams Special Meeting, please complete and return the enclosed proxy card or submit your proxy by telephone or via the Internet. Please vote promptly whether or not you expect to attend the Williams Special Meeting. Submitting a proxy now will not prevent you from revoking the proxy and voting in person at the Williams Special Meeting. If your shares are held in the name of a bank, broker, or other nominee, please follow the instructions on the voting instruction card furnished to you by such bank, broker, or other nominee.

On May 16, 2018, the Williams Board approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and in connection with the Merger, approved the Charter Amendment and the Stock Issuance, and determined that they are in the best interests of Williams and its stockholders and recommends that you vote “FOR” all proposals.

BY ORDER OF THE BOARD OF DIRECTORS

Joshua H. De Rienzis

Corporate Secretary

                    , 2018

IMPORTANT NOTE ABOUT THIS JOINT CONSENT STATEMENT/PROXY STATEMENT/PROSPECTUS

This joint consent statement/proxy statement/prospectus incorporates by reference important business and financial information about Williams and Williams Partners and their respective subsidiaries from documents filed with the Securities and Exchange Commission (“SEC”) that have not been included in or delivered with this joint consent statement/proxy statement/prospectus. This information is available without charge at the SEC’s website at www.sec.gov, as well as from other sources. See “Where You Can Find More Information.”

Holders of outstanding WPZ Units and holders of outstanding shares of Williams Common Stock may also request copies of these publicly filed documents from Williams or Williams Partners without charge, upon written request to One Williams Center, Tulsa, Oklahoma 74172-0172, Attention: Investor Relations or by calling the Williams Partners’ or Williams’ Investor Relations Departments at 800-600-3782.

In order to receive timely delivery of requested documents in advance of the Williams Special Meeting, your request should be received no later than             , 2018. If you request any documents, Williams or Williams Partners, as applicable, will mail them to you by first class mail, or another equally prompt means, after receipt of your request.

Except as otherwise specifically noted, or the context otherwise requires, as used in this joint consent statement/proxy statement/prospectus:

•	“Merger Sub” refers to SCMS LLC, a wholly owned subsidiary of Williams;

•	“Merger Consideration” means the shares of Williams Common Stock to be issued to the WPZ Public Unitholders pursuant to the Merger;

•	“Williams” and “WMB” refer to The Williams Companies, Inc.;

•	“Williams Parties” refers to Williams, Williams Gas Pipeline Company LLC and their respective subsidiaries (other than Williams Partners and its subsidiaries);

•	“Williams Partners” and “WPZ” refer to Williams Partners L.P.;

•	“WPZ Conflicts Committee” refers to the conflicts committee of the board of directors of WPZ General Partner;

•	“WPZ General Partner” refers to WPZ GP LLC, the general partner of Williams Partners;

•	“WPZ Parties” refers to Williams Partners, WPZ General Partner and their respective subsidiaries;

•	“WPZ Public Units” means all WPZ Units that are not held by the Williams Parties or Williams Partners; and

•	“WPZ Public Unitholder” refers to a holder of WPZ Public Units.

In “Questions and Answers” and in the “Summary” below, selected information from this joint consent statement/proxy statement/prospectus is highlighted, but not all of the information that may be important to you is included. To better understand the Merger Agreement and the Merger, and for a more complete description of its legal terms, you should carefully read this entire joint consent statement/proxy statement/prospectus, including the section entitled “Risk Factors” on page 19, as well as the documents that are incorporated by reference into this joint consent statement/proxy statement/prospectus. See “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this joint consent statement/proxy statement/prospectus. None of Williams, Williams Partners, or any of their affiliates has authorized anyone to provide you with information different from that contained or incorporated by reference in this joint consent statement/proxy statement/prospectus. Therefore, if anyone gives you information of this sort, you should not rely on it. The information contained in this joint consent statement/proxy statement/prospectus and the documents incorporated herein by reference is accurate only as of its respective dates, regardless of the time of delivery of this joint consent statement/proxy statement/prospectus. Williams’ and Williams Partners’ business, financial condition, results of operations and prospects may have changed since those dates.

i

QUESTIONS AND ANSWERS

The following section provides brief answers to certain questions that you may have regarding the Merger Agreement, the proposed Merger, the Charter Amendment, and the Stock Issuance. Please note that this section does not address all issues that may be important to you as a Williams Stockholder and/or a WPZ Unitholder. Accordingly, you should carefully read this entire joint consent statement/proxy statement/prospectus, including each of the annexes, and the documents that have been incorporated by reference into this joint consent statement/proxy statement/prospectus.

General Questions and Answers

Q. Why am I receiving these materials?

A. Williams and the WPZ General Partner have agreed that Merger Sub, a wholly owned subsidiary of Williams, will merge with and into Williams Partners, with Williams Partners surviving as a wholly owned subsidiary of Williams.

Each of Williams and Williams Partners is sending these materials to the Williams Stockholders and the WPZ Unitholders, as applicable, to help them decide how to vote their shares of Williams Common Stock, or deliver their consent with respect to their WPZ Units, regarding the matters described herein.

This document constitutes both a proxy statement and prospectus of Williams, and a consent statement of Williams Partners. This document is a proxy statement because the Williams Board is soliciting proxies from the Williams Stockholders in connection with the approval of the proposed Charter Amendment and Stock Issuance. This document is a consent statement because WPZ Unitholders are being afforded the opportunity to sign a written consent to the Merger using this document. This document is a prospectus because Williams, in connection with the Merger, is offering Williams Common Stock in exchange for outstanding WPZ Public Units.

Q. What will happen to Williams Partners as a result of the Merger?

A. If the Merger is successfully completed, Merger Sub will be merged with and into Williams Partners, with Williams Partners surviving as a wholly owned subsidiary of Williams. Following the closing of the Merger, it is expected that Williams Partners will merge with and into Williams, with Williams surviving, and Williams Partners will cease to exist.

Q. When will the Merger be completed?

A. Williams and Williams Partners are working to complete the Merger as soon as possible, but the Merger cannot be completed before the day following the record date for the regular quarterly cash distribution on the WPZ Common Units that is paid or payable during the calendar quarter ending September 30, 2018. A number of conditions must be satisfied before Williams and Williams Partners can complete the Merger. Although Williams and Williams Partners cannot be sure when all of the conditions to the Merger will be satisfied, Williams and Williams Partners expect to complete the Merger as soon as practicable following the Williams Special Meeting (assuming the Stock Issuance and the Charter Amendment are both approved at the Williams Special Meeting). See the section titled “The Merger Agreement — Conditions to the Merger.” Assuming timely satisfaction of other closing conditions, including approval of the Stock Issuance and the Charter Amendment at the Williams Special Meeting, the Merger is targeted to close on or about                 , 2018.

Q. What percentage of outstanding Williams Common Stock will WPZ Public Unitholders own after the successful consummation of the Merger?

A. If the Merger is successfully completed, based on the number of shares of Williams Common Stock and WPZ Units outstanding as of the date of this joint consent statement/proxy statement/prospectus, the shares of Williams Common Stock that the WPZ Public Unitholders receive in the Merger will collectively represent approximately 31.6% of the outstanding shares of Williams Common Stock following completion of the Merger.

v

Q. Who do I call if I have further questions about the Merger Agreement, the Merger, the Charter Amendment, or the Stock Issuance?

A. If WPZ Unitholders or Williams Stockholders have further questions or if they would like additional copies, without charge, of this document, they may call Williams Partners’ or Williams’ Investor Relations Departments at 800-600-3782, or may contact OKAPI Partners LLC (“Okapi”), which is acting as Williams’ proxy solicitation agent in connection with the Williams Special Meeting, by phone at (888) 785-6617 or email at williamsinfo@okapipartners.com.

Q. What happens if the Merger is not consummated?

A. If for any reason the Merger is not consummated, WPZ Common Units will continue to be listed and traded on the NYSE.

If the Charter Amendment Proposal is approved, the Charter Amendment will be effected, regardless of whether the Merger is consummated.

Questions and Answers Specific to Williams Stockholders

Q. When and where will the Williams Special Meeting be held?

A. The Williams Special Meeting will be held on                 , 2018 at                 , local time, at One Williams Center, Tulsa, Oklahoma 74172-0172.

Q. Who is entitled to vote at the Williams Special Meeting?

A. If you are a record holder of Williams Common Stock as of the close of business on the Williams Vote Record Date, you may vote at the Williams Special Meeting. See the section titled “The Williams Special Meeting of Stockholders” beginning on page 27 of this document.

Q. What are Williams’ Stockholders being asked to vote on at the Williams Special Meeting?

A. Williams Stockholders are being asked to consider and vote on the following proposals:

•	Charter Amendment Proposal. A proposal to adopt an amendment to the Williams certificate of incorporation to increase the number of authorized shares of capital stock from 990,000,000 shares to 1,500,000,000 shares, consisting of 1,470,000,000 shares of Williams Common Stock and 30,000,000 shares of Williams preferred stock, par value $1.00 per share.

•	Stock Issuance Proposal. A proposal to approve, subject to and conditioned upon the effectiveness of the Charter Amendment, the issuance of Williams Common Stock in the Merger pursuant to the Merger Agreement.

•	Adjournment Proposal. A proposal to approve the adjournment of the Williams Special Meeting from time to time, if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the Williams Special Meeting to approve the Charter Amendment Proposal or the Stock Issuance Proposal.

Q. What vote is required to approve each of the Proposals?

A. The approval of the Charter Amendment Proposal requires the affirmative vote of holders of a majority of the outstanding shares of Williams Common Stock entitled to vote thereon. The approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast on the proposal at the Williams Special Meeting, provided a quorum is present. The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast on the proposal at the Williams Special Meeting, regardless of whether a quorum is present.

Q. What constitutes a quorum for the Williams Special Meeting?

A. The presence, in person or by proxy, of Williams Stockholders representing a majority of the shares of Williams Common Stock outstanding on the Williams Vote Record Date will constitute a quorum for the Williams Special Meeting.

Q. What if I do not vote my Williams Common Stock or if I abstain from voting?

A. The Stock Issuance Proposal and the Adjournment Proposal each require the affirmative vote of a majority of the votes cast on such proposal at the Williams Special Meeting (provided in the case of the Stock Issuance Proposal that a quorum is present). Abstentions will be counted as votes cast for purposes of the Stock Issuance Proposal, but will not be treated as votes cast for purposes of the Adjournment Proposal. As a result, if you abstain from voting on the Stock Issuance Proposal, your shares of Williams Common Stock will be counted as present for purposes of establishing a quorum, but the abstention will have the same effect as a vote against that proposal. If you abstain from voting on the Adjournment Proposal, your shares of Williams Common Stock will be disregarded for purposes of determining the votes cast for the Adjournment Proposal, and the abstention will therefore have no effect on the adoption of that proposal. If you fail to vote on the Stock Issuance Proposal or the Adjournment Proposal, such failure to vote will not affect the adoption of such proposal, except with respect to the Stock Issuance Proposal to the extent that your failure to vote prevents the establishment of a quorum at the Williams Special Meeting.

The approval of the Charter Amendment Proposal requires the affirmative vote of holders of a majority of the outstanding shares of Williams Common Stock entitled to vote thereon. As a result, if you do not vote your shares of Williams Common Stock in favor of the Charter Amendment Proposal or abstain from voting on the Charter Amendment Proposal, it will have the same effect as a vote against the Charter Amendment Proposal.

The obligations of the parties to complete the Merger are conditioned upon approval of both the Charter Amendment Proposal and the Stock Issuance Proposal (collectively, the “Williams Stockholder Approval”). Accordingly, a vote against or an abstention with respect to either of such proposals will have the same effect as a vote against the Merger (although no vote for or against the Merger is taking place).

Q. What proposals at the Williams Special Meeting must be passed in order for the Merger to be completed?

A. The Merger will not be completed unless the Charter Amendment Proposal and the Stock Issuance Proposal are each approved. If the Charter Amendment Proposal is approved, the Charter Amendment will be effected, regardless of whether the Stock Issuance Proposal is approved and the Merger is consummated.

Q. How do I submit my proxy for the Williams Special Meeting?

A. If you are a stockholder of record, you may submit a proxy via the Internet, by phone, or by mail. If you hold your Williams Common Stock in “street name” with a broker, bank, or other nominee, you should follow the instructions provided by your broker, bank, or other nominee. See the section titled “The Williams Special Meeting of Stockholders” beginning on page 27 of this document.

Q. How many votes do I have?

A. Williams Stockholders have one vote per share of Williams Common Stock on each proposal to be voted upon.

Q. If my shares of Williams Common Stock are held in street name by my bank, broker, or other nominee, will my bank, broker, or other nominee automatically vote my shares for me?

A. No. If your shares of Williams Common Stock are held in street name, you must instruct the broker, bank, or other nominee on how to vote your shares. See the section titled “The Williams Special Meeting of Stockholders” beginning on page 27 of this document.

Q. What happens if I sell my Williams Common Stock after the Williams Vote Record Date but before the Williams Special Meeting?

A. If you transfer shares of your Williams Common Stock after the Williams Vote Record Date but before the date of the Williams Special Meeting, you will retain your right to vote at the Williams Special Meeting.

Q. May I change my proxy instructions after I have delivered my proxy card?

A. If you are a stockholder of record, you can change your proxy instructions within the regular voting deadlines by submitting a new proxy by telephone or via the Internet, executing and returning a later dated proxy card, or attending the Williams Special Meeting and voting in person. If you are a stockholder of record, you can revoke your proxy by delivering a written notice of your revocation to Williams’ Corporate Secretary at One Williams Center, MD 47, Tulsa, Oklahoma 74172. If you hold your Williams Common Stock in street name, you should follow the instructions provided by your banker, broker, or other nominee. See the section titled “The Williams Special Meeting of Stockholders” beginning on page 27 of this document.

Q. Will I receive anything as a result of the Merger?

A. As a Williams Stockholder, you will not receive any consideration in connection with the Merger. Only WPZ Public Unitholders will receive consideration in connection with the Merger. Williams Stockholders will not be entitled to appraisal rights in connection with the Merger.

Questions and Answers Specific to WPZ Unitholders

Q. Who is entitled to give written consent with respect to the Merger?

A. If you are a record holder of WPZ Units as of the close of business on the WPZ Record Date, you may give written consent with respect to the Merger by filling out the enclosed written consent, dating and signing it, and then promptly delivering it to Williams Partners by one of the means described in the section entitled “Written Consents of Holders of WPZ Units — Submission of Consents.” Williams Partners does not intend to hold a meeting of WPZ Unitholders to consider the Merger Agreement and the Merger.

Q. Can holders of WPZ Units change or revoke their written consents?

A. Yes. If you are a record holder of WPZ Units on the WPZ Record Date, you may revoke your consent or, if you have previously revoked your consent, submit a new written consent at any time before the consents of a sufficient number of WPZ Units to approve the Merger Agreement have been delivered to the secretary of Williams Partners. If you wish to change or revoke your consent before that time, you may do so by sending in a new written consent with a later date by one of the means described in the section entitled “Written Consents of Holders of WPZ Units — Submission of Consents,” or delivering a notice of revocation to the secretary of Williams Partners.

Q. What WPZ Unitholder approval is required to adopt the Merger Agreement?

A. The approval and adoption of the Merger Agreement and the Merger by Williams Partners requires the affirmative vote or consent of holders of a majority of the outstanding WPZ Units. Pursuant to the terms of the Support Agreement, Williams Gas Pipeline, which as of May 15, 2018 beneficially owned 702,218,502 WPZ Common Units and 18,442,649 WPZ Class B Units representing approximately 73.8% of the outstanding WPZ Units, has irrevocably agreed to deliver the WGP Written Consent within two business days after the effectiveness of the registration statement of which this joint consent statement/proxy statement/prospectus forms a part. The delivery of the WGP Written Consent by Williams Gas Pipeline with respect to the WPZ Units it owns will be sufficient to adopt the Merger Agreement and thereby approve the Merger on behalf of Williams Partners.

Q. Should holders of WPZ Units deliver their WPZ Units now?

A. No. After the Merger is completed, holders of WPZ Units who hold their WPZ Units in certificated or book entry form will receive written instructions for exchanging their WPZ Units. If you own WPZ Units in street name, the shares of Williams Common Stock you will receive in connection with the Merger should be credited to your account in accordance with the policies and procedures of your bank, broker, or other nominee within a few days following the closing date of the Merger.

Q. What will WPZ Public Unitholders be entitled to receive in the Merger?

A. Each WPZ Public Unitholder will be entitled to receive Williams Common Stock in exchange for such holder’s WPZ Public Units at the Exchange Ratio. If the Exchange Ratio would result in a WPZ Public Unitholder being entitled to receive a fractional share of Williams Common Stock, such holder will receive cash (payable in U.S. dollars, without interest) in lieu of such fractional share in an amount equal to the product obtained by multiplying (1) such fraction by (2) the average of the closing price of Williams Common Stock as reported on the NYSE Composite Transactions Tape (as reported by Bloomberg Financial Markets or such other source as the parties shall agree in writing) over the five-trading-day period ending on the third trading day immediately preceding the effective time of the Merger. For additional information regarding exchange procedures, please read “The Merger Agreement — Exchange of Units; Fractional Units.”

Q. Where will WPZ Units trade after the Merger?

A. WPZ Units will no longer be publicly-traded following the Merger and will be delisted from the NYSE.

Q. What happens to future distributions with respect to WPZ Public Units?

A. If the Merger is successfully consummated, all outstanding WPZ Public Units will be converted into the right to receive Williams Common Stock at the Exchange Ratio and will no longer receive quarterly distributions from Williams Partners. For a description of the differences between the rights of holders of Williams Common Stock and holders of WPZ Units, please read “Comparison of Rights of Williams Stockholders and WPZ Unitholders.”

Q. What are the expected U.S. federal income tax consequences to a WPZ Public Unitholder as a result of the Merger?

A. The receipt of Williams Common Stock and any cash in lieu of fractional shares of Williams Common Stock in exchange for WPZ Public Units pursuant to the Merger should be a taxable transaction to U.S. holders (as defined in the section titled “Material U.S. Federal Income Tax Consequences”) for U.S. federal income tax purposes. In such case, a U.S. holder will generally recognize capital gain or loss on the receipt of Williams Common Stock and any cash received in lieu of fractional shares of Williams Common Stock in exchange for WPZ Public Units. However, a portion of this gain or loss, which portion could be substantial, will be separately computed and taxed as ordinary income or loss to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” owned by Williams Partners and its subsidiaries. Passive losses that were not deductible by a U.S. holder in prior taxable periods because they exceeded a U.S. holder’s share of Williams Partners’ income may become available to offset a portion of the gain recognized by such U.S. holder. See the section titled “Material U.S. Federal Income Tax Consequences” for a more complete discussion of certain U.S. federal income tax consequences of the Merger.

Q. What are the expected U.S. federal income tax consequences for a WPZ Public Unitholder of the ownership of shares of Williams Common Stock after the Merger is completed?

A. Williams is classified as a corporation for U.S. federal income tax purposes, and thus, Williams (and not its stockholders) is subject to U.S. federal income tax on its taxable income. A distribution of cash by Williams to a stockholder who is a U.S. holder (as defined in the section titled “Material U.S. Federal Income Tax Consequences”) will generally be included in such U.S. holder’s income as ordinary dividend income to the extent of Williams’ current or accumulated “earnings and profits” as determined under U.S. federal income tax principles. Any portion of the cash distributed to Williams Stockholders by Williams after the Merger that exceeds Williams’ current and accumulated earnings and profits will be treated as a non-taxable return of capital reducing a U.S. holder’s adjusted tax basis in such U.S. holder’s shares of Williams Common Stock and, to the extent the distribution exceeds such stockholder’s adjusted tax basis, as capital gain from the sale or exchange of such shares of Williams Common Stock. See the section titled “Material U.S. Federal Income Tax Consequences” for a more complete discussion of certain U.S. federal income tax consequences of owning and disposing of shares of Williams Common Stock.

Q. Are holders of WPZ Units entitled to appraisal rights in connection with the Merger?

A. No. Holders of WPZ Units do not have appraisal rights under applicable law or contractual appraisal rights under the Williams Partners partnership agreement or the Merger Agreement.

x

SUMMARY

This summary highlights selected information in this joint consent statement/proxy statement/prospectus and does not contain all the information that may be important to you. To fully understand the Merger Agreement and the transactions contemplated thereby, including the Merger, the Charter Amendment and the Stock Issuance, and for a more complete description of the terms of the Merger Agreement, you should carefully read this entire joint consent statement/proxy statement/prospectus, including the annexes, as well as the documents incorporated by reference into this joint consent statement/proxy statement/prospectus, and the other documents to which you are referred. For information on how to obtain the documents that Williams and Williams Partners have filed with the SEC, see “Where You Can Find More Information.”

The Merger (page 32)

Williams and the WPZ General Partner have agreed to merge Merger Sub, a wholly owned subsidiary of Williams, with and into Williams Partners, with Williams Partners surviving as a wholly owned subsidiary of Williams.

The Merger Parties’ Businesses (page 91)

Williams

Williams is a publicly traded Delaware corporation founded in 1908, originally incorporated under the laws of the state of Nevada in 1949 and reincorporated under the laws of the state of Delaware in 1987. Williams is an energy infrastructure company focused on connecting North America’s significant hydrocarbon resource plays to markets for natural gas and natural gas liquids (“NGLs”). Williams’ operations are located principally in the United States.

Williams’ interstate gas pipeline and midstream interests are largely held through its significant investment in Williams Partners.

Williams Partners

Williams Partners is a publicly traded energy infrastructure master limited partnership focused on connecting North America’s significant hydrocarbon resource plays to growing markets for natural gas and NGLs through its gas pipeline and midstream businesses. WPZ General Partner, a Delaware limited liability company indirectly wholly owned by Williams, is Williams Partners’ general partner.

SCMS LLC

SCMS LLC, which is referred to in this joint consent statement/proxy statement/prospectus as Merger Sub, is a Delaware limited liability company and a wholly owned subsidiary of Williams. Merger Sub was formed on May 8, 2015 solely for the purpose of consummating a merger with Williams Partners and has no operating assets. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with a potential merger with Williams Partners.

Executive Offices of Williams, Williams Partners, and Merger Sub

The principal executive offices of Williams, Williams Partners, and Merger Sub are located at One Williams Center, Tulsa, Oklahoma 74172-0172, their telephone number is (918) 573-2000, and their website is located at http://co.williams.com. Williams and Williams Partners each makes available its periodic reports and other information filed with or furnished to the SEC, free of charge, through this website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on the website or any other website is not incorporated by reference into this joint consent statement/proxy statement/prospectus and does not constitute a part of this joint consent statement/proxy statement/prospectus.

See the section titled “The Merger Parties’ Businesses” for more information.

Required Approval of the Merger by the Williams Partners Unitholders (page 26)

The approval and adoption of the Merger Agreement and the Merger by Williams Partners requires the affirmative vote or consent of holders of a majority of the outstanding WPZ Units. Pursuant to the terms of the Support Agreement, Williams Gas Pipeline, which as of May 15, 2018 beneficially owned 702,218,502 WPZ Common Units and 18,442,649 WPZ Class B Units representing approximately 73.8% of the outstanding WPZ Units, has irrevocably agreed to deliver the WGP Written Consent adopting and approving in all respects the Merger Agreement and the transactions contemplated thereby, including the Merger, within two business days after the effectiveness of the registration statement of which this joint consent statement/proxy statement/prospectus forms a part. The delivery of the WGP Written Consent by Williams Gas Pipeline with respect to the WPZ Units it owns will be sufficient to adopt the Merger Agreement and thereby approve the Merger on behalf of Williams Partners.

All of the directors and executive officers of Williams Partners beneficially owned, in the aggregate, approximately     % of the outstanding WPZ Common Units as of the record date. Williams and Williams Partners believe that the directors and executive officers of Williams Partners will deliver written consents with respect to the Merger Agreement and the Merger.

Williams’ Ownership Interest In and Control of Williams Partners (page 32)

Williams holds a controlling ownership interest in Williams Partners. Williams controls Williams Partners through Williams’ indirect ownership of 100% of the membership interests of the WPZ General Partner, which owns 100% of the general partner interest in Williams Partners, and through Williams’ indirect ownership of approximately 73.8% of the limited partner interest in Williams Partners.

Recommendation of the WPZ Conflicts Committee and the WPZ Board (page 42)

The WPZ Conflicts Committee considered the benefits of the Merger Agreement, the Merger and the related transactions as well as the associated risks and, by a unanimous vote held on May 16, 2018, determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of Williams Partners and the WPZ Public Unitholders, approved the Merger Agreement and the transactions contemplated thereby, including the Merger (such approval constituting Special Approval as defined in the Williams Partners partnership agreement), and recommended the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, to the WPZ Board. For a discussion of the many factors considered by the WPZ Conflicts Committee in making their determination and approval, please read “The Merger — Reasons for the WPZ Conflicts Committee’s Recommendation.”

Based upon such approval and recommendation, at a meeting duly called and held on May 16, 2018, the WPZ Board (i) deemed it advisable and in the best interests of Williams Partners and the WPZ Public Unitholders that Williams Partners enter into the Merger Agreement and consummate the Merger, (ii) approved the form, terms and provisions of the Merger Agreement, the consummation of the transactions contemplated thereby, including the Merger, and the execution, delivery and performance by the WPZ General Partner and

Williams Partners of the Merger Agreement, (iii) approved the form, terms and provisions of the Support Agreement, the consummation of the transactions contemplated thereby and the execution, delivery and performance by the WPZ General Partner and Williams Partners of the Support Agreement, (iv) directed that the Merger Agreement be submitted to a vote of the holders of WPZ Units and (v) authorized the holders of WPZ Units to act by written consent without a meeting in connection with consenting to the Merger Agreement and the transactions contemplated thereby, including the Merger. For a further discussion of the recommendation of the WPZ Conflicts Committee to the WPZ Board, please read “The Merger — Recommendation of the WPZ Conflicts Committee and the WPZ Board.”

Opinion of Evercore — Financial Advisor to WPZ Conflicts Committee (page 51)

The WPZ Conflicts Committee retained Evercore Group L.L.C. (“Evercore”) to act as financial advisor to the WPZ Conflicts Committee in connection with the Merger. At the WPZ Conflicts Committee’s meeting on May 16, 2018, Evercore rendered its oral opinion (subsequently confirmed in writing) that, as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered, qualifications and limitations on the scope of review undertaken by Evercore as set forth in its opinion, the Merger Consideration to be received by the WPZ Public Unitholders pursuant to the Merger Agreement was fair, from a financial point of view, to the WPZ Public Unitholders. The full text of Evercore’s written opinion, dated as of May 16, 2018, to the WPZ Conflicts Committee, is attached as Annex B to this joint consent statement/proxy statement/prospectus and is incorporated herein by reference. The description of Evercore’s opinion set forth in this joint consent statement/proxy statement/prospectus is qualified in its entirety by reference to the full text of Evercore’s opinion.

Evercore’s opinion was prepared at the request and for the benefit and use of the WPZ Conflicts Committee (in its capacity as such) in connection with its evaluation of the Merger Consideration from a financial point of view, and Evercore did not express any opinion on any other terms or aspects of the Merger or any other matter. Evercore expressed no opinion as to the relative merits of the Merger or the decision of the WPZ Conflicts Committee to proceed with the Merger. Neither Evercore’s opinion, the summary of such opinion nor the related analyses set forth in this joint consent statement/proxy statement/prospectus are intended to be, and they do not constitute, a recommendation to the WPZ Conflicts Committee or to any other person in respect of the Merger or any other matter, including as to how any holder of WPZ Common Units should act or vote in respect of the Merger.

The Williams Special Meeting of Stockholders (page 27)

The Williams Special Meeting will be held on                 , 2018 at                 , local time, at One Williams Center, Tulsa, Oklahoma 74172-0172. Only holders of Williams Common Stock at the close of business on the Williams Vote Record Date are entitled to notice of, and to vote at, the Williams Special Meeting or any adjournment or postponement thereof. The approval of the Charter Amendment Proposal requires the affirmative vote of holders of a majority of the outstanding shares of Williams Common Stock entitled to vote thereon. The approval of the Stock Issuance Proposal, which is conditioned upon the approval of the Charter Amendment Proposal, requires the affirmative vote of a majority of the votes cast on such proposal at the Williams Special Meeting, provided a quorum is present. The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast on such proposal at the Williams Special Meeting, regardless of whether a quorum is present. See “The Williams Special Meeting of Stockholders” beginning on page 27.

All of the directors and executive officers of Williams beneficially owned, in the aggregate, approximately     % of the outstanding Williams Common Stock as of the record date. Williams believes that the directors and executive officers of Williams will vote in favor of the Proposals.

Recommendation of the Williams Board and Its Reasons for the Merger (page 59)

The Williams Board considered the benefits of the Merger Agreement, the Merger and the related transactions as well as the associated risks and, at a meeting held on May 16, 2018, (i) deemed it advisable and in the best interests of Williams and its stockholders that Williams enter into the Merger Agreement and consummate the Merger, and in connection with the Merger, approve and authorize the Charter Amendment and Stock Issuance, (ii) approved and declared advisable the form, terms and provisions of the Merger Agreement, the consummation of the transactions contemplated thereby, including the Merger, and in connection with the Merger, the Charter Amendment and Stock Issuance, and the execution, delivery and performance by Williams of the Merger Agreement, and (iii) directed that the Charter Amendment and Stock Issuance be submitted to a vote of the Williams Stockholders and recommended that the Williams Stockholders approve the adoption of the Charter Amendment and approve the Stock Issuance. For a discussion of the many factors considered by the Williams Board in making their determination and approval, please read “The Merger — Recommendation of the Williams Board and Its Reasons for the Merger.”

Opinion of Morgan Stanley — Financial Advisor to the Williams Board (page 61)

At a meeting of the Williams Board held on May 16, 2018, Morgan Stanley & Co. LLC (“Morgan Stanley”), financial advisor to the Williams Board, rendered its oral opinion to the Williams Board, which opinion was subsequently confirmed by delivery of a written opinion, dated May 16, 2018, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in the written opinion, the Merger Consideration to be paid by Williams pursuant to the Merger Agreement was fair from a financial point of view to Williams.

Morgan Stanley’s opinion was prepared at the request of and directed to the Williams Board, in its capacity as such, and addressed only whether the Merger Consideration to be paid by Williams pursuant to the Merger Agreement was fair from a financial point of view to Williams as of the date of such opinion. Morgan Stanley’s opinion did not address any other aspects or implications of the Merger. Morgan Stanley’s opinion did not address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. In addition, Morgan Stanley’s opinion was not intended to, and did not in any manner address the price at which the Williams Common Stock would trade following the consummation of the Merger or at any time, and Morgan Stanley expressed no opinion or recommendation to any holder of shares of Williams Common Stock as to how such holder should vote at the Williams Special Meeting or whether to take any other action with respect to the Merger. The summary of Morgan Stanley’s opinion set forth herein is qualified in its entirety by reference to the full text of Morgan Stanley’s opinion, which is attached hereto as Annex C, and which you are encouraged to carefully read in its entirety. See “The Merger — Opinion of Morgan Stanley — Financial Advisor to the Williams Board.”

Market Prices of WPZ Common Units and Williams Common Stock

WPZ Common Units are quoted on the NYSE under the symbol “WPZ”. Williams Common Stock is quoted on the NYSE under the symbol “WMB”.

The following table shows the closing sale prices of WPZ Common Units and Williams Common Stock as reported on the NYSE on May 16, 2018, the last full trading day prior to the public announcement of the proposed Merger, and on June 29, 2018, the last practicable trading day prior to the filing date of this joint consent statement/proxy statement/prospectus. This table also shows the value of a WPZ Public Unit implied by the Merger Consideration being offered, calculated by multiplying the relevant price of a share of Williams Common Stock by the 1.494 Exchange Ratio.

	Williams	Williams Partners	Implied Value of One Williams Partners Common Unit
May 16, 2018	$27.37	$38.42	$40.89
June 29, 2018	$27.11	$40.59	$40.50

The Merger Agreement (page 77)

The Merger Agreement is attached to this joint consent statement/proxy statement/prospectus as Annex A and is incorporated by reference into this joint consent statement/proxy statement/prospectus. You are encouraged to read the Merger Agreement because it is the legal document that governs the Merger. For a summary of the material terms of the Merger Agreement, please read the section entitled “The Merger Agreement” beginning on page 77.

Structure of the Merger

Pursuant to the terms of the Merger Agreement, Merger Sub will merge with and into Williams Partners, and each WPZ Public Unitholder will be entitled to receive a number of shares of Williams Common Stock equal to the Exchange Ratio in exchange for each WPZ Unit that such holder owns immediately prior to the effective time of the Merger. As a result of the Merger, the separate existence of Merger Sub will cease and Williams Partners will become a wholly owned subsidiary of Williams.

When the Merger Becomes Effective

The parties to the Merger Agreement have agreed to close the Merger on the next business day after the day on which the last condition to completing the Merger is satisfied or waived or at such other time as the parties may agree. The Merger will then become effective at the time and on the date on which a certificate of merger is filed with the Delaware Secretary of State or at such later time and date on which the parties agree and specify in the certificate of merger. This time is referred to as the “effective time of the Merger.”

Effect of the Merger

At the effective time of the Merger:

•	Each WPZ Public Unit will be converted into the right to receive a number of shares of Williams Common Stock equal to the Exchange Ratio and each such WPZ Public Unit will be canceled and retired and will cease to exist.

•	Each WPZ Unit owned by Williams Partners will automatically be canceled and will cease to exist and no consideration will be paid in connection therewith.

•	Each WPZ Unit held by a Williams Party will remain outstanding immediately following the Merger.

•	The limited liability company interests in Merger Sub issued and outstanding immediately prior to the effective time of the Merger will be converted into an aggregate number of WPZ Common Units equal to the number of WPZ Public Units outstanding immediately prior to the Merger.

If, before the effective time of the Merger, the number of outstanding WPZ Common Units or shares of Williams Common Stock changes as a result of any unit or share split, distribution, combination, reorganization, or other similar transaction, an appropriate adjustment will be made to the Exchange Ratio.

For a description of Williams Common Stock and WPZ Units and a description of the comparative rights of holders of Williams Common Stock and WPZ Units, see the section titled “Comparison of Rights of Williams Stockholders and WPZ Unitholders.”

Treatment of Williams Partners Equity Awards

At the effective time of the Merger, each outstanding Williams Partners phantom unit award issued under the Williams Partners Legacy Long-Term Incentive Plan (each, a “WPZ Phantom Unit Award”) that is not vested and does not vest in accordance with its terms (as set forth in an applicable award agreement) as a result of the Merger and that is outstanding as of immediately prior to the effective time of the Merger will cease to represent an award with respect to WPZ Common Units and will be converted into an award with respect to Williams Common Stock (a “Williams Award”). Each such Williams Award will be subject to the same vesting and forfeiture provisions as were applicable under such WPZ Phantom Unit Award immediately prior to the effective time of the Merger, with the number of shares of Williams Common Stock subject to each such Williams Award to be equal to the number of WPZ Common Units subject to each such WPZ Phantom Unit Award immediately prior to the effective time of the Merger multiplied by the Exchange Ratio (rounded to the nearest whole share), with any corresponding accrued but unpaid distribution equivalent rights with respect to any WPZ Phantom Unit Awards to be assumed, remain outstanding and continue to represent an obligation with respect to the applicable Williams Award.

Conditions to the Merger

The closing of the Merger will occur no earlier than the day following the record date for the regular quarterly cash distributions on the WPZ Common Units that is paid or payable during the calendar quarter ending September 30, 2018. The obligation of the parties to the Merger Agreement to complete the Merger (such completion of the Merger, the “Closing”) is subject to the satisfaction or waiver of certain conditions, including, among others:

•	the delivery of this joint consent statement/proxy statement/prospectus to holders of WPZ Units at least 20 business days prior to the Closing;

•	the delivery of the Required WPZ Unitholder Written Consent in accordance with applicable law;

•	the continued effectiveness of the registration statement of which this joint consent statement/proxy statement/prospectus forms a part;

•	the approval for listing on the NYSE of the Williams Common Stock to be issued in the Merger, subject to official notice of issuance;

•	the absence of any decree, order, injunction or law that prohibits the Merger or makes the Merger unlawful; and

•	the Williams Stockholder Approval having been obtained in accordance with applicable law and Williams’ governing documents.

The parties’ obligations are also separately subject to the satisfaction or waiver of the following conditions:

•	certain fundamental representations and warranties of the other party relating to organization and existence, authorization to enter into the Merger Agreement and to complete the transactions contemplated thereby and capitalization being true and correct as of the Closing in all material respects;

•	the representations and warranties of the other party relating to the absence of changes that would have a material adverse effect on such party and the absence of material damage, destruction, or loss to any material portion of assets of such party or its subsidiaries being true and correct as of the Closing;

•	all other representations and warranties of the other party being true and correct as of the Closing, other than certain failures to be true and correct that would not in the aggregate result in a material adverse effect on the party making the representation or warranty; and

•	the other party having performed or complied with all agreements and covenants required to be performed by it under the Merger Agreement in all material respects.

Williams Board Recommendation; No Shop; and Williams Adverse Recommendation Change

On May 16, 2018, the Williams Board determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, and in connection with the Merger, the Charter Amendment and the Stock Issuance, are in the best interests of Williams and the Williams Stockholders, approved and declared advisable the Merger Agreement, the Charter Amendment, and the Stock Issuance, and resolved to submit the Charter Amendment and Stock Issuance to a vote of the Williams Stockholders and recommend approval of the adoption of the Charter Amendment and approval of the Stock Issuance.

Subject to the exceptions described below, the Merger Agreement provides that Williams will not, through the Williams Board:

•	withdraw, modify, or qualify, or propose publicly to withdraw, modify, or qualify, in a manner adverse to Williams Partners, the Williams Board Recommendation;

•	fail to include the Williams Board Recommendation in this joint consent statement/proxy statement/prospectus;

•	authorize, approve, declare advisable, adopt or recommend or propose to publicly authorize, approve, declare advisable, adopt or recommend, any Williams Acquisition Proposal (as defined below); or

•	authorize Williams or any of its subsidiaries to enter into an Alternative Acquisition Agreement (as defined below) or enter into an agreement, arrangement or understanding with respect to any Williams Acquisition Proposal (other than an acceptable confidentiality agreement).

Williams taking any of the actions described above is referred to as a “Williams Adverse Recommendation Change.”

Subject to the provisions described below, the Merger Agreement provides that Williams will not, and will cause its subsidiaries and use reasonable best efforts to cause its representatives not to, directly or indirectly:

•	solicit, initiate, knowingly facilitate, knowingly encourage (including any acquisition structured as a merger, consolidation or share exchange) the submission of a Williams Acquisition Proposal;

•	participate in any discussions or negotiations regarding, or furnish any non-public information with respect to, any proposal or offer from any person relating to, or that could reasonably be expected to lead to, a Williams Acquisition Proposal;

•	knowingly assist, participate in or facilitate in any other manner any effort or attempt by any person to do or seek any of the foregoing; or

•	enter into an Alternative Acquisition Agreement.

Williams has agreed that it will, and will cause its subsidiaries and use reasonable best efforts to cause its representatives to, cease and cause to be terminated any discussions or negotiations with any persons conducted prior to the execution of the Merger Agreement with respect to a Williams Acquisition Proposal and immediately prohibit any access by any person to confidential information relating to a Williams Acquisition Proposal.

Subject to the conditions described below, the Williams Board may, at any time prior to the Williams Stockholders approving the Stock Issuance Proposal and Charter Amendment Proposal, effect a Williams Adverse Recommendation Change as result of (i) an unsolicited Williams Designated Proposal or (ii) an Intervening Event (each as described under “The Merger Agreement—Williams Board Recommendation; No Shop; and Williams Adverse Recommendation Change”), in each case if the Williams Board determines in good faith (after consultation with Williams’ financial advisor and outside legal counsel) that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties to stockholders under applicable law, provided, however, that the Williams Board may not take such action pursuant to the foregoing unless it complies with certain provisions of the Merger Agreement as described under “The Merger Agreement—Williams Board Recommendation; No Shop; and Williams Adverse Recommendation Change.”

Termination

The parties to the Merger Agreement can mutually agree to terminate the Merger Agreement at any time without completing the Merger. In addition, either party may terminate the Merger Agreement on its own without completing the Merger in a number of situations, including if:

•	the Merger has not been consummated on or before December 31, 2018 (the “Termination Date”), provided that right to terminate the Merger Agreement shall not be available to the party seeking to terminate if such party failed to perform or observe in any material respect its obligations under the Merger Agreement in any manner that shall have been the principal cause of, or resulted in, the failure of the Merger to occur on or before such date;

•	a governmental entity has issued a final and non-appealable order, decree, or ruling, or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, so long as the party seeking termination has complied with its obligations under the Merger Agreement regarding certain filings, the Williams Special Meeting, the Williams Board Recommendation, non-solicitation, commercially reasonable efforts to cause the Merger to occur, and other further assurances;

•	the other party breaches any of its representations, warranties, or agreements in the Merger Agreement, or if any of the other party’s representations or warranties becomes untrue and such breach (i) is incapable of being cured, or is not cured, prior to the Termination Date, and (ii) results in a condition to the Merger not being satisfied, provided that the party seeking termination is not in breach of its representations and warranties under the Merger Agreement so as to give rise to a failure of the condition to the other party’s obligation to close under the Merger Agreement; or

•	the Williams Stockholder Approval has not been obtained upon the conclusion of the Williams Special Meeting, provided that Williams is not permitted to terminate in such circumstance if the failure to obtain the Williams Stockholder Approval is proximately caused by a withdrawal, modification, or qualification of the Williams Board Recommendation in a manner that is not permitted under the Merger Agreement.

Williams Partners separately has the ability to terminate the Merger Agreement if a Williams Adverse Recommendation Change occurs. Under certain circumstances, the Merger Agreement provides that (i) Williams will pay Williams Partners a termination fee of $410 million, which fee will be payable in four equal quarterly installments, subject to the restrictions described below under “The Merger Agreement—Cap on Williams Termination Fee” or (ii) Williams will reimburse Williams Partners’ expenses up to a maximum of $10 million.

Material U.S. Federal Income Tax Consequences (page 115)

The receipt of Williams Common Stock and any cash in lieu of fractional shares of Williams Common Stock in exchange for WPZ Public Units pursuant to the Merger should be a taxable transaction for U.S. federal income tax purposes to U.S. holders (as defined in the section titled “Material U.S. Federal Income Tax Consequences”).

In such case, a U.S. holder who receives Williams Common Stock and cash in lieu of fractional shares of Williams Common Stock in exchange for WPZ Public Units pursuant to the Merger will recognize gain or loss in an amount equal to the difference between:

•	the sum of (i) the fair market value of Williams Common Stock received, (ii) the amount of any cash received in lieu of fractional shares of Williams Common Stock, and (iii) such U.S. holder’s share of Williams Partners’ nonrecourse liabilities immediately prior to the Merger; and

•	such U.S. holder’s adjusted tax basis in the WPZ Public Units exchanged therefor (which includes such U.S. holder’s share of Williams Partners’ nonrecourse liabilities immediately prior to the Merger).

Gain or loss recognized by a U.S. holder will generally be taxable as capital gain or loss. However, a portion of this gain or loss, which portion could be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” owned by Williams Partners and its subsidiaries. Passive losses that were not deductible by a U.S. holder in prior taxable periods because they exceeded a U.S. holder’s share of Williams Partners’ income may become available to offset a portion of the gain recognized by such U.S. holder.

The U.S. federal income tax consequences of the Merger to a WPZ Unitholder will depend on such unitholder’s own personal tax situation. Accordingly, you are strongly urged to consult your tax advisor for a full understanding of the particular tax consequences of the Merger to you.

For additional information, read the section titled “Material U.S. Federal Income Tax Consequences.”

Other Information Related to the Merger

No Appraisal Rights (page 75)

Neither the WPZ Unitholders nor the Williams Stockholders have appraisal rights in connection with the Merger under applicable law or contractual appraisal rights under the Williams Partners partnership agreement, the Williams’ certificate of incorporation or by-laws, or the Merger Agreement.

Regulatory Matters (page 75)

In connection with the Merger, Williams and Williams Partners intend to make all required filings under the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as any required filings or applications with the NYSE and the Secretary of State of the State of Delaware. Williams and Williams Partners are unaware of any other requirement for the filing of information with, or the obtaining of the approval of, governmental authorities in any jurisdiction that is required for the consummation of the Merger.

The Merger is not reportable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and therefore no filings with respect to the Merger were required with the Federal Trade Commission (“FTC”) or the Antitrust Division of the Department of Justice (“DOJ”).

Listing of the Williams Common Stock to be Issued in the Merger (page 76)

Williams expects to obtain approval to list the Williams Common Stock to be issued pursuant to the Merger Agreement on the NYSE, which approval is a condition to the Closing.

Post-Closing Merger (page 76)

After the consummation of the Merger, it is expected that Williams Partners will merge with and into Williams, after which Williams Partners will cease to exist (the “Post-Closing Merger”). Following completion of the Post-Closing Merger, Williams would be liable for all of the debts of Williams Partners.

Accounting Treatment (page 76)

The Merger will be accounted for in accordance with Financial Accounting Standards Board Accounting Standards Codification 810, Consolidation—Overall—Changes in a Parent’s Ownership Interest in a Subsidiary. As Williams controls Williams Partners and will continue to control Williams Partners after the Merger (and Williams Partners will be merged with and into Williams in the Post-Closing Merger), the change in Williams’ ownership interest in Williams Partners will be accounted for as an equity transaction and no gain or loss will be recognized in Williams’ consolidated statement of income resulting from the Merger.

Comparison of Rights of Williams Stockholders and WPZ Unitholders (page 92)

Williams is a Delaware corporation and Williams Partners is a Delaware limited partnership, so there are significant differences under applicable Delaware state law in the rights of holders of shares of Williams Common Stock and holders of WPZ Units. For more information concerning these differences, please read “Comparison of Rights of Williams Stockholders and WPZ Unitholders,” beginning at page 92.

Summary of Risk Factors

You should consider carefully all the risk factors together with all of the other information included in this joint consent statement/proxy statement/prospectus before deciding how to vote (in the case of Williams Stockholders) or whether to deliver your written consent (in the case of WPZ Unitholders). Some of these risks include, but are not limited to, those described below and in more detail under the headings “Risk Factors — Risks Related to the Merger” and “Risk Factors — Tax Risks Related to the Merger”:

•	The number of shares of Williams Common Stock that WPZ Public Unitholders will receive in the Merger is based upon a fixed Exchange Ratio. As a result, the market value of the shares of Williams Common Stock that WPZ Public Unitholders receive for their WPZ Public Units in the Merger would fluctuate prior to the consummation of the Merger.

•	The Merger is subject to closing conditions that, if not satisfied or waived, will result in the Merger not being consummated, which may cause the market price of the WPZ Units and/or Williams Common Stock to decline.

•	Williams may not fully realize the anticipated benefits of the Merger, or may not do so within the anticipated time frame.

•	Financial projections regarding Williams and Williams Partners may not be achieved.

•	The unaudited pro forma financial statements included in this joint consent statement/proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined entity’s financial condition or results of operations following the Merger.

•	Williams may lose opportunities to enter into other transactions with other parties on more favorable terms.

•	The Williams Partners partnership agreement limits the duties of the WPZ General Partner to WPZ Unitholders and restricts the remedies available to WPZ Unitholders for actions taken by the WPZ General Partner in connection with the Merger that might otherwise constitute breaches of fiduciary duty.

•	Certain directors and executive officers of the WPZ General Partner may have interests that differ in certain respects from WPZ Public Unitholders.

•	The Merger should be a taxable event to WPZ Public Unitholders for U.S. federal income tax purposes and, in such case, the resulting tax liability of a WPZ Public Unitholder, if any, will depend on the unitholder’s particular situation.

In addition, both Williams and Williams Partners are subject to various risks associated with their respective businesses. Please carefully read this joint consent statement/proxy statement/prospectus, the documents incorporated herein by reference and the documents to which you are referred. See “Risk Factors” beginning on page 19.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL INFORMATION OF

WILLIAMS AND WILLIAMS PARTNERS

The following tables set forth, for the periods and at the dates indicated, selected historical financial information for Williams and Williams Partners and selected unaudited pro forma financial information for Williams after giving effect to the proposed Merger.

The selected historical financial information presented for Williams as of December 31, 2017 and 2016, and for the years ended December 31, 2017, 2016 and 2015, was derived from the audited consolidated financial statements of Williams included in Exhibit 99.1 of its Current Report on Form 8-K filed May 3, 2018 (the “Williams May 3, 2018 8-K”), which is incorporated by reference in this joint consent statement/proxy statement/prospectus. The selected unaudited historical financial information presented for Williams as of March 31, 2018, and for the three months ended March 31, 2018 and 2017, was derived from the unaudited consolidated financial statements of Williams included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 (the “Williams First Quarter 2018 10-Q”), which is incorporated by reference in this joint consent statement/proxy statement/prospectus. All other selected historical financial information presented for Williams has been prepared from financial statements not incorporated by reference in this joint consent statement/proxy statement/prospectus.

The selected historical financial information presented for Williams Partners as of December 31, 2017 and 2016, and for the years ended December 31, 2017, 2016 and 2015, was derived from the audited consolidated financial statements of Williams Partners included in Exhibit 99.1 of its Current Report on Form 8-K filed May 3, 2018 (the “WPZ May 3, 2018 8-K”), which is incorporated by reference in this joint consent statement/proxy statement/prospectus. The selected unaudited historical financial information presented for Williams Partners as of March 31, 2018, and for the three months ended March 31, 2018 and 2017, was derived from the unaudited consolidated financial statements of Williams Partners included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 (the “WPZ First Quarter 2018 10-Q”), which is incorporated by reference in this joint consent statement/proxy statement/prospectus. All other selected historical financial information presented for Williams Partners has been prepared from financial statements not incorporated by reference in this joint consent statement/proxy statement/prospectus.

The unaudited consolidated financial statements of Williams and Williams Partners have been prepared on the same basis as the audited consolidated financial statements except as stated in the related notes thereto and, in the opinion of management, include all normal recurring adjustments considered necessary for a fair presentation of their financial condition and results of operations for such periods. Operating results for the three months ended March 31, 2018, are not necessarily indicative of the results that may be expected for the year ended December 31, 2018.

You should read the financial information with respect to Williams presented below in conjunction with the historical consolidated financial statements, the related notes, and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the Williams May 3, 2018 8-K and the Williams First Quarter 2018 10-Q. You should read the financial information with respect to Williams Partners presented below in conjunction with the historical consolidated financial statements, the related notes, and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the WPZ May 3, 2018 8-K and the WPZ First Quarter 2018 10-Q. See “Documents Incorporated by Reference.”

The selected unaudited pro forma financial information shows the pro forma effect of Williams’ acquisition of the publicly held noncontrolling interest in Williams Partners as a result of the proposed Merger and has been provided to assist in the analysis of the financial effects of that transaction. The selected unaudited pro forma condensed financial statements of Williams, from which the selected unaudited pro forma financial information is derived, are presented beginning on page F-1 of this document. The unaudited pro forma condensed statements of income for the three months ended March 31, 2018, and the year ended December 31, 2017, assume the

Merger occurred on January 1, 2017. The unaudited pro forma condensed balance sheet shows the financial effects of the Merger as if it had occurred on March 31, 2018. The selected unaudited pro forma condensed financial statements are based upon assumptions that Williams believes are reasonable under the circumstances and are intended for informational purposes only. They are not necessarily indicative of the financial results that would have occurred if the transactions described herein had taken place on the dates indicated, nor are they indicative of the future consolidated results. The unaudited pro forma condensed financial statements also reflect the July 2017 sale of Williams Olefins, L.L.C., which owned an 88.46% undivided ownership interest in a Geismar, Louisiana, olefins plant and associated complex, resulting in the removal of both the historical results of that entity and the gain of $1.095 billion recognized upon completion of the sale. For a complete discussion of the pro forma adjustments underlying the amounts in the table on the following page, please read the Unaudited Pro Forma Condensed Financial Statements beginning on page F-2 of this document.

Selected Historical and Pro Forma Financial Information of Williams

	Williams Historical							Pro Forma
	Years Ended December 31,					Three Months Ended March 31,		For the Year Ended December 31, 2017	For the Three Months Ended March 31, 2018
	2013	2014	2015	2016	2017	2017	2018
	(Millions of dollars, except per-share amounts)
Statement of Operations Data:
Revenues (1)	$6,860	$7,637	$7,360	$7,499	$8,031	$1,988	$2,088	$7,819	$2,088
Income (loss) from continuing operations (2)	679	2,335	(1,314)	(350)	2,509	569	270	979	247
Amounts attributable to The Williams Companies, Inc.:
Income (loss) from continuing operations (2)	441	2,110	(571)	(424)	2,174	373	152	875	223
Diluted earnings (loss) per common share:
Income (loss) from continuing operations (2)	.64	2.91	(.76)	(.57)	2.62	.45	.18	.72	.18
Cash dividends declared and paid per common share	1.438	1.958	2.450	1.680	1.200	.300	.340	1.380	.360

	Williams Historical						Pro Forma
	As of December 31,					As of March 31,	As of March 31, 2018
	2013	2014	2015	2016	2017	2018
	(Millions of dollars)
Balance Sheet Data:
Total assets at end of period (3)	$27,065	$50,455	$49,020	$46,835	$46,352	$47,052	$47,052
Commercial paper and long-term debt due within one year at end of period (4)	226	802	675	878	501	501	501
Long-term debt at end of period (3)	11,276	20,780	23,812	22,624	20,434	21,379	21, 379
Stockholders’ equity at end of period (3) (5)	4,864	8,777	6,148	4,643	9,656	9,473	15,594

(1)	Revenues for 2014 increased reflecting the consolidation of Access Midstream Partners, L.P. (“ACMP”) beginning in third quarter and new Canadian construction management services.

(2)	Income (loss) from continuing operations:

•	For 2017 includes a $1.923 billion benefit for income taxes resulting from the reduction in the federal corporate income tax rate from 35 percent to 21 percent (“Tax Reform”) enacted by the Tax Cuts and Jobs Act (the “TCJA”) in December 2017, a $1.095 billion pre-tax gain on the sale of Williams’ 88.5 percent undivided interest in the Geismar, Louisiana, olefins plant (“Geismar”), partially offset by $1.248 billion of pre-tax impairments of certain assets, and $776 million of pre-tax regulatory charges resulting from Tax Reform;

•	For 2016 includes an $873 million impairment of certain assets and a $430 million impairment of certain equity-method investments;

•	For 2015 includes a $1.4 billion impairment of certain equity-method investments and a $1.1 billion impairment of goodwill;

•	For 2014 includes $2.5 billion pre-tax gain recognized as a result of remeasuring to fair value the equity-method investment held before Williams acquired a controlling interest in ACMP, $246 million of insurance recoveries related to the 2013 explosion and fire that occurred at Williams’ formerly owned Geismar olefins plant and that rendered the facility temporarily inoperable, and $154 million of cash received related to a contingency settlement. 2014 also includes $78 million of pre-tax equity losses from the Bluegrass Pipeline project and a 50 percent equity-method investments in Moss Lake Fractionation LLC and Moss Lake LPG Terminal LLC related primarily to the underlying write-off of previously capitalized project development costs and $76 million of pre-tax acquisition, merger, and transition expenses related to Williams’ acquisition of ACMP; and

•	For 2013 includes $99 million of deferred income tax expense incurred on undistributed earnings of Williams’ foreign operations that are no longer considered permanently reinvested.

(3)	The increases in 2014 reflect assets acquired and debt assumed primarily related to Williams’ acquisition of ACMP in third quarter as well as $1.9 billion of related debt issuances and $2.8 billion of debt issuances at Williams Partners. Additionally, Williams issued $3.4 billion of equity.
(4)	The increase in 2014 reflects borrowings under Williams Partners’ commercial paper program, which was initiated in 2013.
(5)	The increase in 2017 includes Williams’ issuance of common stock as part of certain financial repositioning transactions wherein Williams permanently waived the general partner’s incentive distribution rights and converted Williams’ two percent general partner interest in Williams Partners to a non-economic interest (collectively, these transactions are referred to as “Financial Repositioning”).

Selected Historical Financial Information of Williams Partners

	Years Ended December 31,					Three Months Ended March 31,
	2013	2014	2015	2016	2017	2017	2018
	(Millions of dollars, except per unit amounts)
Statement of Comprehensive Income (Loss) Data:
Revenues (1)	$6,835	$7,409	$7,331	$7,491	$8,010	$1,983	$2,083
Net income (loss) (1) (2)	1,119	1,284	(1,358)	519	975	660	384
Net income (loss) attributable to controlling interests (1) (2)	1,116	1,188	(1,449)	431	871	634	360
Net income (loss) per common unit (1) (2)	1.76	.99	(3.27)	(.17)	.90	.68	.37
Cash distributions declared and paid per common unit	3.415	3.642	3.400	3.400	2.650	.850	.600

	As of December 31,					As of March 31,
	2013	2014	2015	2016	2017	2018
	(Millions of dollars)
Balance Sheet Data:
Total assets at end of period (1)	$23,513	$49,248	$47,870	$46,265	$45,903	$46,575
Commercial paper and long-term debt due within one year at end of period (3)	225	802	675	878	501	501
Long-term debt at end of period (1)	8,999	16,252	19,001	17,685	15,996	17,011
Total equity at end of period (1)	11,567	28,685	24,606	23,203	23,689	23,345

(1)	The increase in 2014 reflects the merger with ACMP. Because ACMP was under the common control of Williams, effective July 1, 2014, the merger was accounted for as a common control transaction, whereby ACMP’s assets and liabilities were combined with William Partners’ at Williams’ historical carrying values and the historical results of ACMP’s operations were combined with Williams Partners’ beginning with the date (July 1, 2014) Williams obtained control of ACMP. Net income (loss) per common unit was recast for years prior to 2014 to reflect the surviving entity’s equity structure. The 2014 increase in Long-term debt reflects $2.8 billion in issuances as well as $4.1 billion in debt assumed as the result of the merger with ACMP.
(2)	Net income (loss):

•	For 2017 includes $1.156 billion of impairments of certain assets, a $1.095 billion gain on the sale of Williams Partners’ 88.5 percent undivided interest in Geismar, and $713 million of regulatory charges resulting from Tax Reform;

•	For 2016 includes a $457 million impairment of certain assets and a $430 million impairment of certain equity-method investments; and

•	For 2015 includes a $1.4 billion impairment of certain equity-method investments and a $1.1 billion impairment of goodwill.

(3)	The increase in 2014 reflects borrowings under Williams Partners’ commercial paper program, which was initiated in 2013.

COMPARATIVE AND PRO FORMA PER SHARE/UNIT DATA

The following table presents Williams’ and Williams Partners’ historical per share/unit data, pro forma per share data, and equivalent pro forma per share data for Williams Partners, using certain assumptions as set forth in the footnotes to the table. The unaudited pro forma per share data also reflects the July 2017 sale of Williams Olefins, L.L.C., resulting in the removal of both the historical results of that entity and the gain of $1.095 billion recognized upon the completion of the sale. See Unaudited Pro Forma Condensed Financial Statements beginning on page F-2 of this document for further information. The data does not purport to be indicative of:

•	the results of operations or financial position which would have been achieved if the Merger had been effected at the beginning of the period or as of the date indicated; or

•	the results of operations or financial position that may be achieved in the future.

	Year Ended December 31, 2017		Three Months Ended March 31, 2018
Williams Historical Data
Net income (loss) per common share
Basic		$2.63	$.18
Diluted		$2.62	$.18
Cash dividends declared and paid per share		$1.200	$.340
Book value per common share as of period end		$11.68	$11.45
Williams Partners Historical Data
Net income (loss) per common unit
Basic and diluted		$.90	$.37
Cash distributions declared and paid per unit		$2.650	$.600
Book value per common unit as of period end		$22.20	$21.83
Unaudited pro forma
Net income (loss) per common share
Basic		$.72	$.18
Diluted		$.72	$.18
Cash dividends declared per share		$1.380	$.360
Book value per common share as of period end	$	N/A	$12.90
Equivalent basis unaudited pro forma (1)
Net income (loss) per common share
Basic		$1.076	$.269
Diluted		$1.076	$.269
Cash dividends declared per share		$2.062	$.538
Book value per common share as of period end	$	N/A	$19.27

(1)	Equivalent basis unaudited pro forma combined amounts have been calculated by multiplying the unaudited pro forma combined per unit/share amounts by the 1.494 Exchange Ratio.

MARKET PRICE AND CASH DISTRIBUTION INFORMATION

Williams Common Stock and WPZ Units are each listed on the NYSE under the symbols “WMB” and “WPZ”, respectively. The following table sets forth for the periods indicated the high and low per-share and per-unit sales price of Williams Common Stock and WPZ Units, respectively, and the cash dividends per share and cash distributions per unit, respectively, for each of the last two fiscal years and the current fiscal year.

	Williams Partners			Williams (2)
	High	Low	Cash Distributions per Unit (1)	High	Low	Cash Dividend per Share
2016
First Quarter	$28.66	$12.69	$0.85	$26.68	$10.22	$0.64
Second Quarter	$35.36	$19.04	$0.85	$23.89	$14.60	$0.64
Third Quarter	$40.36	$33.17	$0.85	$31.43	$19.68	$0.20
Fourth Quarter	$38.49	$32.93	$0.85	$32.21	$27.35	$0.20
2017
First Quarter	$42.32	$37.98	$0.60	$32.69	$27.68	$0.30
Second Quarter	$42.25	$36.25	$0.60	$31.25	$27.65	$0.30
Third Quarter	$41.59	$37.02	$0.60	$32.18	$28.76	$0.30
Fourth Quarter	$40.06	$34.74	$0.60	$30.72	$26.82	$0.30
2018
First Quarter	$44.06	$32.74	$0.614	$33.67	$24.59	$0.34
Second Quarter (through June 29, 2018)	$41.77	$33.05		$28.23	$24.00

(1)	Represents cash distributions attributable to the quarter and declared and paid within 45 days after quarter end.
(2)	The record date for the Williams dividend that will be payable to Williams Stockholders during the quarter ended September 30, 2018 will be , 2018.

On May 16, 2018, the last full trading day prior to the public announcement of the proposed Merger, the closing price for each share of Williams Common Stock as reported on the NYSE was $27.37 and the closing price for each WPZ Unit as reported on the NYSE was $38.42. On June 29, 2018, the last practicable trading day prior to the filing date of this joint consent statement/proxy statement/prospectus, the closing price for each share of Williams Common Stock as reported on the NYSE was $27.11 and the closing price for each WPZ Unit as reported on the NYSE was $40.59.

As of June 29, 2018 there were approximately 80 record holders of WPZ Units and 6,868 record holders of Williams Common Stock.

WPZ Public Unitholders are encouraged to obtain current market quotations for WPZ Units and Williams Common Stock prior to making any decision with respect to the Merger. No assurance can be given concerning the market price for Williams Common Stock before or after the Merger. The market price for Williams Common Stock will fluctuate between the date of this joint consent statement/proxy statement/prospectus and the date on which the Merger is consummated and thereafter.

The Williams Partners partnership agreement provides that within 45 days after the end of each quarter, Williams Partners will distribute its cash available for distributions, if any, to unitholders of record on the applicable record date. As a result of the conversion and cancellation of WPZ Units in connection with the

Merger, Williams Partners will no longer make quarterly distributions following the closing of the Merger (other than distributions with a record date prior to the date of the closing of the Merger).

The Merger Agreement restricts the ability of Williams to declare or pay certain dividends and distributions prior to the consummation of the Merger (other than regular quarterly cash dividends). See “The Merger Agreement — Covenants and Other Agreements.”

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information in this joint consent statement/proxy statement/prospectus, the documents incorporated herein by reference and the documents to which you are referred herein. In particular, please read Part I, Item 1A, “Risk Factors,” in the Williams Annual Report on Form 10-K for the year ended December 31, 2017 (the “WMB 2017 10-K”), and the Williams Partners Annual Report on Form 10-K for the year ended December 31, 2017 (the “WPZ 2017 10-K”) and Part II, Item 1A, “Risk Factors,” in the subsequent Quarterly Reports on Form 10-Q filed by each of Williams and Williams Partners, each of which is incorporated by reference herein. Each of these factors could adversely affect the consummation of the Merger, Williams’ and Williams Partners’ respective businesses, operating results and financial condition, and the value of an investment in Williams Common Stock. This joint consent statement/proxy statement/prospectus also contains forward-looking statements that involve risks and uncertainties. Please read “Information Regarding Forward-Looking Statements.”

Risks Related to the Merger

The number of shares of Williams Common Stock that holders of WPZ Public Units will be entitled to receive in the Merger is based upon a fixed Exchange Ratio. As a result, the market value of the shares of Williams Common Stock that holders of WPZ Public Units receive for their WPZ Public Units in the Merger could decrease prior to the consummation of the Merger.

The Exchange Ratio to be paid in the Merger is fixed (subject to adjustment if the Merger closes on or after                 , 2018), meaning that it does not change and is not dependent upon the relative values of WPZ Public Units and Williams Common Stock. Therefore, there is no “price protection” mechanism contained in the Merger Agreement that would adjust the number of shares of Williams Common Stock that holders of WPZ Public Units will receive based on any decreases in the trading price of Williams Common Stock. If the price of Williams Common Stock decreases because of changes in Williams’ business, operations, or prospects, market reactions to the Merger, general market and economic conditions, or any other factors, such as an equity or debt offering, the market value of the shares of Williams Common Stock received by holders of WPZ Public Units will also decrease. If Williams engages in any such transactions and the market price of Williams Common Stock declines in value as a result, holders of WPZ Public Units will receive less value for their WPZ Public Units than the value calculated pursuant to the Exchange Ratio on the date the Merger was announced. For historical and current market prices of WPZ Common Units and Williams Common Stock, please read the “Market Price and Cash Distribution Information” section of this joint consent statement/proxy statement/prospectus.

The Merger is subject to closing conditions that, if not satisfied or waived, will result in the Merger not being consummated, which may cause the market price of the WPZ Units and/or Williams Common Stock to decline.

The obligation of the parties to the Merger Agreement to complete the Merger is subject to the satisfaction or waiver of certain conditions, including:

•	the delivery of this joint consent statement/proxy statement/prospectus to holders of WPZ Units at least 20 business days prior to the Closing;

•	the delivery of the Required WPZ Unitholder Written Consent in accordance with applicable law;

•	the effectiveness of the registration statement of which this joint consent statement/proxy statement/prospectus forms a part;

•	the approval for listing on the NYSE of the Williams Common Stock to be issued in the Merger, subject to official notice of issuance;

•	the absence of any decree, order, injunction, or law that prohibits the Merger or makes the Merger unlawful; and

•	the Williams Stockholder Approval having been obtained in accordance with applicable law and Williams’ governing documents.

The parties’ obligations are also separately subject to the satisfaction or waiver of the following conditions:

•	certain fundamental representations and warranties of the other party relating to organization and existence, authorization to enter into the Merger Agreement and to complete the transactions contemplated thereby and capitalization being true and correct as of the Closing in all material respects;

•	the representations and warranties of the other party relating to the absence of changes that would have a material adverse effect on such party and the absence of material damage, destruction, or loss to any material portion of assets of such party or its subsidiaries being true and correct as of the Closing;

•	all other representations and warranties of the other party being true and correct as of the Closing, other than certain failures to be true and correct that would not in the aggregate result in a material adverse effect on the party making the representation or warranty; and

•	the other party having performed or complied with all agreements and covenants required to be performed by it under the Merger Agreement in all material respects.

If these conditions are not satisfied or waived, the Merger will not occur, which may cause the market price of the WPZ Units and/or Williams Common Stock to decline.

Financial projections regarding Williams Partners and Williams may not prove accurate.

In performing their financial analyses and rendering their respective opinions, the financial advisors to the WPZ Conflicts Committee and the Williams Board reviewed and relied on, among other things, internal financial analyses and forecasts for Williams Partners and Williams, which were prepared by employees of Williams who normally render services to Williams Partners. These financial projections include assumptions regarding future operating cash flows, expenditures, and income of Williams Partners and Williams. These financial projections were not prepared with a view to public disclosure, are subject to significant economic, competitive, industry, and other uncertainties and may not be achieved in full, at all, or within projected timeframes. The failure of Williams Partners’ or Williams’ businesses to achieve projected results, including projected cash flows, could have a material adverse effect on the price of Williams Common Stock, Williams’ financial position, and Williams’ ability to maintain or increase its dividends following the Merger.

The unaudited pro forma financial statements included in this joint consent statement/proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined entity’s financial condition or results of operations following the Merger.

The unaudited pro forma financial statements contained in this joint consent statement/proxy statement/prospectus are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates and may not be an indication of the financial condition or results of operations of the combined entity following the Merger for several reasons. The actual financial condition and results of operations of the combined entity following the Merger may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the financial condition or results of operations of the combined entity following the Merger. Any potential decline in the financial condition or results of operations of the combined entity may cause significant variations in the price of Williams Common Stock after completion of the Merger. See “The Merger – Unaudited Financial Projections of Williams and Williams Partners.”

The Williams Partners partnership agreement limits the duties of the WPZ General Partner to WPZ Unitholders and restricts the remedies available to unitholders for actions taken by the WPZ General Partner that might otherwise constitute breaches of its duties.

In light of potential conflicts of interest between Williams and the WPZ General Partner, on the one hand, and Williams Partners and the WPZ Public Unitholders, on the other hand, the WPZ Board submitted the Merger and related matters to the WPZ Conflicts Committee for, among other things, review, evaluation, negotiation and possible approval of a majority of its members, which is referred to as “Special Approval” in the Williams Partners partnership agreement and this joint consent statement/proxy statement/prospectus. Under the Williams Partners partnership agreement:

•	any resolution or course of action by the WPZ General Partner or its affiliates in respect of a conflict of interest is permitted and deemed approved by all partners of Williams Partners, and will not constitute a breach of the Williams Partners partnership agreement or of any duty stated or implied by law, in equity or otherwise, if the resolution or course of action is approved by Special Approval; and

•	the WPZ General Partner may consult with legal counsel and investment bankers selected by it, and any act taken or omitted to be taken in reliance upon the opinion of such persons as to matters that the WPZ General Partner reasonably believes to be within such person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.

The WPZ Conflicts Committee reviewed, negotiated and evaluated the Merger Agreement, the Support Agreement, the Merger and related matters on behalf of the WPZ Public Unitholders and Williams Partners. Among other things, the WPZ Conflicts Committee unanimously determined in good faith that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of Williams Partners and the WPZ Public Unitholders, approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and recommended the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, to the WPZ Board. The duties of the WPZ General Partner, the WPZ Board, and the WPZ Conflicts Committee to WPZ Unitholders in connection with the Merger are substantially limited by the Williams Partners partnership agreement.

Certain directors and executive officers of the WPZ General Partner may have interests that differ in certain respects from the WPZ Public Unitholders.

In considering the approval of the Merger Agreement and the Merger by the WPZ Conflicts Committee and the WPZ Board, WPZ Public Unitholders should consider that some of the directors and executive officers of the WPZ General Partner who are not members of the WPZ Conflicts Committee may have interests that differ from, or are in addition to, their interests as WPZ Public Unitholders. See the section titled “The Merger – Interests of Certain Persons in the Merger” beginning on page 72 of this document.

Certain directors and executive officers of Williams may have interests that differ in certain respects from the Williams Stockholders.

In considering the Williams Boards Recommendation, the Williams Stockholders should consider that some of the directors and executive officers of Williams may have interests that differ from, or are in addition to, their interests as Williams Stockholders. See the section titled “The Merger – Interests of Certain Persons in the Merger” beginning on page 72 of this document.

The Merger Agreement contains provisions that limit Williams’ ability to pursue alternatives to the Merger, could discourage a potential competing acquirer of Williams from making a favorable alternative acquisition proposal and, in specified circumstances under the Merger Agreement, require Williams to pay a termination fee of $410 million to Williams Partners.

Under the Merger Agreement, there are restrictions on the ability of Williams to enter into alternative transactions. Unless and until the Merger Agreement is terminated or the Merger closes, subject to specified exceptions, Williams is restricted from initiating, soliciting, knowingly encouraging or knowingly facilitating any inquiry, proposal or offer for a competing acquisition proposal. Under the Merger Agreement, if the Williams Board changes the Williams Board Recommendation and the Merger Agreement is subsequently terminated, Williams would be required to pay a termination fee of up to $410 million to Williams Partners. This provision could discourage third parties that may have an interest in acquiring all or a significant part of Williams from considering or proposing that acquisition, or could result in a potential acquirer of Williams proposing to pay a lower price than it would otherwise have proposed to pay if the added expense of the termination fee was not payable. See “The Merger Agreement — Williams Board Recommendation; No Shop; and Williams Adverse Recommendation Change,” “The Merger Agreement — Termination.”

Tax Risks Related to the Merger and the Ownership of Williams Common Stock Received in the Merger

In addition to reading the following risk factors, you are urged to read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected U.S. federal income tax consequences of the Merger and owning and disposing of Williams Common Stock received in the Merger.

The Merger should be a taxable transaction and, in such case, the resulting tax liability of a WPZ Public Unitholder, if any, will depend on the unitholder’s particular situation. The tax liability of a WPZ Public Unitholder as a result of the Merger could be more than expected.

WPZ Public Unitholders will receive Williams Common Stock and cash in lieu of fractional shares, if any, as the Merger Consideration. Although WPZ Public Unitholders will receive no cash consideration other than any cash received in lieu of fractional shares, if any, the Merger should be treated as a taxable sale by WPZ Public Unitholders for U.S. federal income tax purposes. In such case, as a result of the Merger, a WPZ Public Unitholder will recognize gain or loss for U.S. federal income tax purposes equal to the difference between such unitholder’s amount realized and the unitholder’s adjusted tax basis in the WPZ Public Units. The amount of gain or loss recognized by each WPZ Public Unitholder in the Merger will vary depending on each unitholder’s particular situation, including the value of the shares of Williams Common Stock and the amount of cash in lieu of fractional shares, if any, received by each unitholder in the Merger, the adjusted tax basis of the WPZ Public Units exchanged by each unitholder in the Merger, and the amount of any suspended passive losses that may be available to a particular unitholder to offset a portion of the gain recognized by the unitholder.

Because the value of any Williams Common Stock received in the Merger will not be known until the effective time of the Merger, a WPZ Public Unitholder will not be able to determine its amount realized, and therefore its taxable gain or loss, until such time. In addition, because prior distributions in excess of a WPZ Public Unitholder’s allocable share of Williams Partners’ net taxable income decrease such WPZ Public Unitholder’s tax basis in its WPZ Public Units, the amount, if any, of such prior excess distributions with respect to such WPZ Public Units will, in effect, become taxable income to a WPZ Public Unitholder if the aggregate value of the consideration received in the Merger is greater than such WPZ Public Unitholder’s adjusted tax basis in its WPZ Public Units, even if the aggregate value of the consideration received in the Merger is less than such WPZ Public Unitholder’s original cost basis in its WPZ Public Units. Furthermore, a portion of this gain or loss, which portion could be substantial, will be separately computed and taxed as ordinary income or loss to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” owned by Williams Partners and its subsidiaries.

For a more complete discussion of certain U.S. federal income tax consequences of the Merger, please read “Material U.S. Federal Income Tax Consequences.”

The U.S. federal income tax treatment to WPZ Public Unitholders with respect to owning and disposing of any shares of Williams Common Stock received in the Merger will be different than their U.S. federal income tax treatment with respect to owning and disposing of their WPZ Public Units.

Williams Partners is classified as a partnership for U.S. federal income tax purposes and, generally, is not subject to entity-level U.S. federal income taxes. Instead, each WPZ Public Unitholder is required to take into account such unitholder’s share of items of income, gain, loss, and deduction of Williams Partners in computing its U.S. federal income tax liability, regardless of whether cash distributions are made to such WPZ Public Unitholder by Williams Partners. A distribution of cash by Williams Partners to a WPZ Public Unitholder who is a U.S. holder (as defined in the section titled “Material U.S. Federal Income Tax Consequences”) is generally not taxable for U.S. federal income tax purposes unless the amount of cash distributed is in excess of the WPZ Public Unitholder’s adjusted tax basis in its WPZ Public Units. In contrast, Williams is classified as a corporation for U.S. federal income tax purposes, and thus, Williams (and not its stockholders) is subject to U.S. federal income tax on its taxable income. A distribution of cash by Williams to a stockholder who is a U.S. holder will generally be included in such U.S. holder’s income as ordinary dividend income to the extent of Williams’ current or accumulated “earnings and profits,” as determined under U.S. federal income tax principles. A portion of the cash distributed to Williams Stockholders by Williams after the Merger may exceed Williams’ current and accumulated earnings and profits. Cash distributions in excess of Williams’ current and accumulated earnings and profits will be treated as a non-taxable return of capital, reducing a U.S. holder’s adjusted tax basis in such stockholder’s Williams Common Stock and, to the extent the cash distribution exceeds such stockholder’s adjusted tax basis, as gain from the sale or exchange of such shares of Williams Common Stock.

Please read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of certain U.S. federal income tax consequences of owning and disposing of Williams Common Stock.

Williams’ future tax liability may be greater than expected if it does not generate net operating losses (“NOLs”) sufficient to offset taxable income or if tax authorities challenge certain of its tax positions.

Williams expects to generate deductions and NOL carryforwards that it can use to offset taxable income. As a result, Williams does not expect to pay meaningful U.S. federal income tax through at least 2024. This estimate is based upon assumptions Williams has made regarding, among other things, income, capital expenditures and net working capital. Further, the Internal Revenue Service (the “IRS”) or other tax authorities could challenge one or more tax positions Williams takes, such as the classification of assets under the income tax depreciation rules, the characterization of expenses for income tax purposes, and the tax classification of the Merger. Further, any change in law may affect Williams’s tax position. While Williams expects that its deductions and NOL carryforwards will be available to it as a future benefit, in the event that they are not generated as expected, are successfully challenged by the IRS (in a tax audit or otherwise) or are subject to future limitations, Williams’s ability to realize these benefits may be limited.

Risks Inherent in an Investment in Williams

The Williams Common Stock to be received by WPZ Public Unitholders as a result of the Merger has different rights from WPZ Units.

Following completion of the Merger, WPZ Public Unitholders will no longer hold WPZ Units, but will instead hold shares of Williams Common Stock. Williams is a corporation, and Williams Partners is a limited partnership. There are important differences between the rights of WPZ Unitholders and the rights of Williams Stockholders. See “Comparison of Rights of Williams Stockholders and WPZ Unitholders” for a discussion of the different rights associated with WPZ Units and Williams Common Stock.

If the Charter Amendment is approved, Williams will be able to issue more shares of Williams Common Stock than are expected to be outstanding immediately after the Merger is completed. Any future issuances of Williams Common Stock may have a dilutive effect on the earnings per share and voting power of Williams Stockholders.

The Charter Amendment authorizes a greater number of shares of Williams Common Stock than are expected to be outstanding immediately after the Merger is completed. If the Charter Amendment is approved, Williams will be able to issue more shares of Williams Common Stock than is expected to be outstanding immediately after the Merger is completed. If the Williams Board elects to issue additional shares of Williams Common Stock in the future, whether in public offerings, in connection with mergers and acquisitions or otherwise, such additional issuances may further dilute the earnings per share and voting power of the combined Williams Stockholders and may adversely affect the market price of the Williams Common Stock. If the Charter Amendment Proposal is approved by Williams Stockholders, the Charter Amendment will be effective even if the Merger does not take place.

Williams’ ability to pay dividends is restricted by Delaware law.

Under the General Corporation Law of the State of Delaware (the “DGCL”), the Williams Board may not authorize payment of a dividend unless it is either paid out of surplus, as calculated in accordance with the DGCL, or if Williams does not have a surplus, it is paid out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Williams’ by-laws require the declaration and payment of dividends to comply with the DGCL. If, as a result of these restrictions, Williams is unable to authorize payment of dividends, a decline in the market price or liquidity, or both, of the Williams Common Stock could result. This may in turn result in losses by Williams Stockholders.

Restrictions in Williams’ and Williams Partners’ debt agreements and the amount of Williams and Williams Partners’ indebtedness may affect Williams’ future financial and operating flexibility.

Williams had approximately $4.3 billion total outstanding long-term debt (including current portion), and Williams Partners had approximately $17.0 billion total outstanding long-term debt (including current portion), as of June 29, 2018. As of June 29, 2018, Williams Partners had no commercial paper outstanding under its commercial paper program. Following the closing of the Merger, it is expected that Williams Partners will merge with and into Williams, thereby causing Williams to become liable for the debt of Williams Partners. The indebtedness of the subsidiaries of Williams Partners will be unaffected by the Merger. Further, in connection with the Post-Closing Merger, Williams expects to amend and restate its existing credit facility, or enter into a new credit facility, in each case on terms that are yet to be determined (the “New Williams Credit Facility”).

The agreements governing Williams’ and Williams Partners’ indebtedness contain covenants that restrict Williams’, Williams Partners’, and their respective material subsidiaries’ ability to incur certain liens to support indebtedness and Williams’ and Williams Partners’ ability to merge or consolidate or sell all or substantially all of their respective assets in certain circumstances. In addition, certain of Williams’ and Williams Partners’ debt agreements contain various covenants that restrict or limit, among other things, their respective ability to make certain distributions during the continuation of an event of default, the ability of their respective subsidiaries to incur additional debt, and Williams’, Williams Partners’, and their respective material subsidiaries’ ability to enter into certain affiliate transactions and certain restrictive agreements. Certain of Williams’ and Williams Partners’ debt agreements also contain, the New Williams Credit Facility will contain, and those other debt agreements Williams may enter into in the future may contain, financial covenants and other limitations with which Williams and its subsidiaries will need to comply.

Williams’ and Williams Partners’ debt service obligations and the covenants described above could have important consequences. For example, they could:

•	make it more difficult for Williams to satisfy its obligations with respect to its indebtedness, which could in turn result in an event of default on such indebtedness;

•	impair Williams’ ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

•	diminish Williams’ ability to withstand a continued or future downturn in its business or the economy generally;

•	require Williams to dedicate a substantial portion of its cash flow from operations to debt service payments, thereby reducing the availability of cash for working capital, capital expenditures, acquisitions, the payments of dividends, general corporate purposes or other purposes; and

•	limit Williams’ flexibility in planning for, or reacting to, changes in its business and the industry in which it operates, including limiting its ability to expand or pursue its business activities and preventing Williams from engaging in certain transactions that might otherwise be considered beneficial to it.

Williams’ and Williams Partners’ ability to comply with their respective debt covenants, to repay, extend or refinance their respective existing debt obligations (including the debt of Williams Partners for which Williams will become liable following the Post-Closing Merger) and to obtain future credit will depend primarily on their respective operating performances. Williams’ ability to refinance its and Williams Partners’ existing debt obligations or obtain future credit will also depend upon the current conditions in the credit markets and the availability of credit generally. If Williams or Williams Partners are unable to comply with their respective debt covenants, meet their respective debt service obligations or obtain future credit on favorable terms, or at all, Williams and Williams Partners could be forced to restructure or refinance their respective indebtedness, seek additional equity capital or sell assets. Williams and/or Williams Partners may be unable to obtain financing or sell assets on satisfactory terms, or at all.

Williams’ or Williams Partners’ failure to comply with the covenants in the documents governing their respective indebtedness could result in events of default, which could render such indebtedness due and payable. Williams or Williams Partners may not have sufficient liquidity to repay such indebtedness in such circumstances. In addition, cross-default or cross-acceleration provisions in Williams’ and Williams Partners’ debt agreements could cause a default or acceleration to have a wider impact on its liquidity than might otherwise arise from a default or acceleration of a single debt instrument.

WRITTEN CONSENTS OF HOLDERS OF WPZ UNITS

WPZ Units Entitled to Consent and Consent Required

Only WPZ Unitholders of record at the close of business on the WPZ Record Date of                 , 2018 will be notified of and be entitled to execute and deliver a written consent with respect to the Merger Agreement and the Merger. The approval and adoption of the Merger Agreement and the Merger by Williams Partners requires the affirmative vote or consent of holders of a majority of the outstanding WPZ Units.

Pursuant to the terms of the Support Agreement, Williams Gas Pipeline, which as of May 15, 2018 beneficially owned 702,218,502 WPZ Common Units and 18,442,649 WPZ Class B Units representing approximately 73.8% of the outstanding WPZ Units, has irrevocably agreed to deliver the WGP Written Consent adopting and approving in all respects the Merger Agreement and the transactions contemplated thereby, including the Merger, within two business days after the effectiveness of the registration statement of which this joint consent statement/proxy statement/prospectus forms a part. The delivery of the WGP Written Consent by Williams Gas Pipeline with respect to the WPZ Units it owns will be sufficient to approve the Merger Agreement and the Merger on behalf of Williams Partners.

Submission of Consents

Holders of WPZ Units may consent to the approval and adoption of the Merger Agreement and the Merger with respect to their WPZ Units by completing, dating and signing the written consent furnished with this joint consent statement/proxy statement/prospectus and returning it to Williams Partners.

If you are a WPZ Unitholder of record at the close of business on the WPZ Record Date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to Williams Partners by following the instructions in the next sentence. Once you have completed, dated and signed the written consent, you may deliver it to Williams Partners by faxing it to Williams Partners L.P., Attention: Secretary, at 918-573-1807, by emailing a .pdf copy of your written consent to WPZMergerVote@williams.com or by mailing your written consent to Williams Partners L.P. at One Williams Center, Tulsa, Oklahoma 74172-0172, Attention: Secretary. If you do not return your written consent, it will have the same effect as a vote against the approval and adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger.

Once a sufficient number of consents to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger, have been received, the consent process will conclude. The delivery of the WGP Written Consent with respect to the WPZ Units owned by Williams Gas Pipeline approving the Merger Agreement will be sufficient to approve the Merger Agreement and the Merger on behalf of Williams Partners.

Revocation of Consents

Your consent may be revoked at any time before the consents of a sufficient number of WPZ Units to approve the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, have been delivered to the secretary of Williams Partners. If you wish to revoke a previously given consent before that time, you may do so by faxing such revocation to Williams Partners L.P., Attention: Secretary, at 918-573-1807, by emailing a .pdf copy of such revocation to WPZMergerVote@williams.com or by mailing such revocation to Williams Partners L.P. at One Williams Center, Tulsa, Oklahoma 74172-0172, Attention: Secretary.

Expenses

The expense of printing and mailing these consent materials to WPZ Public Unitholders is being borne by Williams Partners.

THE WILLIAMS SPECIAL MEETING OF STOCKHOLDERS

Williams is providing this joint consent statement/proxy statement/prospectus to the Williams Stockholders in connection with the solicitation of proxies to be voted at the Williams Special Meeting that Williams has called for the purposes described below. This joint consent statement/proxy statement/prospectus is first being mailed to Williams Stockholders on or about                 , 2018 and provides the Williams Stockholders with the information they need to know about the Merger and the proposals to be able to vote or instruct their vote to be cast at the Williams Special Meeting.

Date, Time and Place

The Williams Special Meeting will be held on                 , 2018 at                 , local time, at One Williams Center, Tulsa, Oklahoma 74172-0172.

Purpose; Proposals

At the Williams Special Meeting, you will be asked to consider and vote on the following proposals:

Proposal 1: to adopt an amendment to the Williams certificate of incorporation to increase the number of authorized shares of capital stock from 990,000,000 shares to 1,500,000,000 shares, consisting of 1,470,000,000 shares of Williams Common Stock and 30,000,000 shares of Williams preferred stock, par value $1.00 per share;

Proposal 2: to approve, subject to and conditioned upon the effectiveness of the Charter Amendment, the issuance of Williams Common Stock in the Merger pursuant to the Merger Agreement; and

Proposal 3: to approve the adjournment of the Williams Special Meeting, if necessary or appropriate to solicit additional proxies if there are insufficient votes at the time of the Williams Special Meeting to approve the Charter Amendment Proposal or the Stock Issuance Proposal.

Board Recommendation

The Williams Board recommends that Williams Stockholders vote “FOR” each of the Proposals. See the section titled “Recommendation of the Williams Board and Its Reasons for the Merger.”

In considering the recommendation of the Williams Board with respect to the proposals, you should be aware that some of Williams’ directors and executive officers may have interests that are different from, or in addition to, the interests of Williams Stockholders more generally. See the section titled “The Merger - Interests of Certain Persons in the Merger.”

Record Date; Outstanding Shares; Shares Entitled to Vote

Only Williams Stockholders of record as of the close of business on the Williams Vote Record Date will be entitled to receive notice of and to vote at the Williams Special Meeting or at any adjournment or postponement of the meeting. Williams Common Stock held by Williams as treasury shares will not be entitled to vote.

As of the close of business on the Williams Vote Record Date, there were                  shares of Williams Common Stock and no other shares of capital stock outstanding and entitled to vote at the meeting. Each Williams Stockholder is entitled to one vote for each share of Williams Common Stock owned as of the Williams Vote Record Date.

A complete list of Williams Stockholders entitled to vote at the Williams Special Meeting will be available for inspection at Williams’ principal place of business during regular business hours for a period of no less than ten days before the Williams Special Meeting and, during the Williams Special Meeting, at One Williams Center, Tulsa, Oklahoma 74172-0172.

Quorum

A quorum of Williams Stockholders is required to approve the Charter Amendment Proposal and the Stock Issuance Proposal at the Williams Special Meeting, but not to approve any Adjournment Proposal. A majority of the outstanding shares of Williams Common Stock as of the Williams Vote Record Date must be represented in person or by proxy at the Williams Special Meeting in order to constitute a quorum.

Required Vote

The approval of the Charter Amendment Proposal requires the affirmative vote of holders of a majority of the outstanding shares of Williams Common Stock entitled to vote thereon. As a result, if you do not vote your shares of Williams Common Stock or abstain from voting, it will have the same effect as a vote against the Charter Amendment Proposal.

The approval of the Stock Issuance Proposal requires the affirmative vote of a majority of the votes cast on such proposal at the Williams Special Meeting, provided a quorum is present. The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast on such proposal at the Williams Special Meeting, regardless of whether a quorum is present. Abstentions will be counted as votes cast for purposes of the Stock Issuance Proposal, but will not be treated as votes cast for purposes of the Adjournment Proposal. As a result, if you abstain from voting on the Stock Issuance Proposal, your Williams Common Stock will be counted as present for purposes of establishing a quorum, but the abstention will have the same effect as a vote against that proposal. If you abstain from voting on the Adjournment Proposal, your Williams Common Stock will be disregarded for purposes of determining the votes cast for the Adjournment Proposal, and the abstention will therefore have no effect on the adoption of that proposal. If you fail to vote on the Stock Issuance Proposal or the Adjournment Proposal, such failure to vote will not affect the adoption of such proposal, except with respect to the Stock Issuance Proposal to the extent that your failure to vote prevents the establishment of a quorum at the Williams Special Meeting.

The obligations of the parties to complete the Merger are conditioned upon approval of each of the Charter Amendment Proposal and the Stock Issuance Proposal. Accordingly, a vote against or an abstention with respect to the Charter Amendment Proposal or the Stock Issuance Proposal, or a failure to vote on the Stock Issuance Proposal, to the extent such failure prevents a quorum from forming, will have the same effect as a vote against the Merger (although no vote for or against the Merger is taking place). If the Charter Amendment Proposal is approved by Williams Stockholders, the Charter Amendment will be effective even if the Merger does not take place.

Stock Ownership of and Voting of Williams’ Directors and Executive Officers

As of the Williams Vote Record Date, Williams’ directors and executive officers beneficially owned and were entitled to vote, in the aggregate, approximately     % of the outstanding Williams Common Stock.

Voting and Submitting a Proxy for Williams Common Stock Held by Holders of Record

If you were a holder of record of Williams Common Stock at the close of business on the Williams Vote Record Date, you may vote in person by attending the Williams Special Meeting or, to ensure that your shares are represented at the Williams Special Meeting, you may authorize a proxy to vote by:

•	Internet. To submit a proxy via the Internet, follow the instructions printed on your proxy card.

•	Telephone. To submit a proxy by telephone, follow the instructions printed on your proxy card.

•	Mail. To submit a proxy by mail, complete and sign the proxy card and mail it to the address indicated on the proxy card.

When you submit a proxy by telephone or via the Internet, your proxy is recorded immediately. We encourage you to submit your proxy using these methods whenever possible. If you submit a proxy by telephone or via the Internet, please do not return your proxy card by mail.

All shares of Williams Common Stock represented by each properly executed and valid proxy received before the Williams Special Meeting will be voted in accordance with the instructions given on the proxy. If a Williams Stockholder executes a proxy card without giving instructions, the Williams Common Stock represented by that proxy card will be voted “FOR” each of the Proposals.

Your vote is important. Accordingly, please submit your proxy by telephone, via the Internet, or by mail whether or not you plan to attend the meeting in person. Proxies must be received by 11:59 p.m., Central Time, on                 , 2018.

Voting and Submitting a Proxy for Williams Common Stock Held in Street Name

If your Williams Common Stock is held in an account at a bank, broker, or other nominee, you must instruct the bank, broker, or other nominee on how to vote them by following the instructions that the bank, broker, or other nominee provides to you with these proxy materials. Most banks, brokers, and other nominees offer the ability for stockholders to submit voting instructions by mail by completing a voting instruction card, by telephone, and via the Internet.

If you hold your Williams Common Stock in a brokerage account and you do not provide voting instructions to your broker, your shares will not be voted on any Proposal because under the current rules of the NYSE brokers do not have discretionary authority to vote on the Proposals. Since there are no items on the agenda that your broker has discretionary authority to vote upon, broker non-votes will not be counted as present at the meeting if you fail to instruct your brokerage firm on how to vote on any of the Proposals. Therefore, a broker non-vote will have the same effect as a vote against the Charter Amendment Proposal, but will have no effect on the Stock Issuance Proposal or the Adjournment Proposal, except with respect to the Stock Issuance Proposal to the extent such broker non-vote prevents the establishment of a quorum at the Williams Special Meeting.

If you hold shares through a bank, broker, or other nominee and wish to vote your shares in person at the Williams Special Meeting, you must obtain a legal proxy from your bank, broker, or other nominee and present it to the inspector of election with your ballot when you vote at the Williams Special Meeting.

If you hold shares in The Williams Investment Plus Plan, you may direct the trustee of the plan how to vote your plan shares by calling the toll-free number shown on your proxy card, voting on the Internet on the website shown on the proxy card, or completing and returning the enclosed proxy card in the postage-paid envelope. Please note, in order to permit the trustee to tally and vote all shares of Williams Common Stock held in The Williams Investment Plus Plan, your instructions, whether by Internet, by telephone, or by proxy card, must be completed prior to 1:00 a.m. Central Daylight Time on                 , 2018. You may not change your vote related to such plan shares after this deadline. If you do not instruct the trustee how to vote, your plan shares will be voted by the trustee in the same proportion that it votes shares in other plan accounts for which it did receive timely voting instructions. The proportional voting policy is detailed under the terms of the plan and the trust agreement.

Revocability of Proxies; Changing Your Voting Instructions

If you are a stockholder of record, you may revoke your proxy and/or change your voting instructions by:

•	sending a written notice (bearing a date later than the date of the proxy) stating that you revoke your proxy to Williams at One Williams Center, Tulsa, Oklahoma 74172-0172, Attn: Corporate Secretary;

•	submitting a valid, later-dated proxy by mail, telephone, or via the Internet; or

•	attending the Williams Special Meeting and voting by ballot in person (your attendance at the Williams Special Meeting will not, by itself, revoke any proxy that you have previously given).

If you choose to revoke your proxy by written notice or submit a later-dated proxy, you must do so by 11:59 p.m., Central Time, on                 , 2018.

If you hold your Williams Common Stock in street name through a bank, broker, or other nominee, you must follow the directions you receive from such bank, broker, or other nominee to revoke or change your vote.

Solicitation of Proxies

Williams will bear all costs and expenses in connection with the solicitation of proxies from its stockholders. Williams has engaged Okapi to assist in the solicitation of proxies for the Williams Special Meeting and Williams estimates that it will pay Okapi a base fee of approximately $15,000 plus reasonable expenses for its services in connection with the Merger. Williams has also agreed to reimburse Okapi for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation, such as phone calls with Williams Stockholders. These expenses and disbursements could be substantial. Williams has agreed to indemnify Okapi against certain losses, costs, and expenses. In addition, Williams will reimburse brokerage firms and other persons representing beneficial owners of Williams Common Stock for their reasonable expenses in forwarding solicitation materials to such beneficial owners. Proxies also may be solicited by certain of Williams’ directors, officers and employees by telephone, electronic mail, letter, facsimile, or in person, but no additional compensation will be paid to them.

No Other Business

No business shall be conducted at the Williams Special Meeting other than the matters described herein.

Adjournments

Adjournments may be made for the purpose of, among other things, soliciting additional proxies. If there are insufficient votes at the Williams Special Meeting to approve and adopt the Charter Amendment Proposal or approve the Stock Issuance Proposal and it is necessary or appropriate to solicit additional proxies, the Williams Special Meeting may be adjourned. If a quorum is not present, an adjournment may be made from time to time by the chairman of the meeting or by the affirmative vote of holders of a majority of the shares of Williams Stockholders entitled to vote at the meeting, present in person or by proxy. Whether or not a quorum is present, an adjournment may be made from time to time by the affirmative vote of holders of a majority of the shares of Williams Stockholders entitled to vote at the meeting, present in person or by proxy. Williams is not required to notify Williams Stockholders of any adjournment of 30 days or less if the time and place of the adjourned meeting are announced at the meeting at which such adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At any adjourned meeting, Williams may transact any business that it might have transacted at the original meeting, provided that a quorum is present at such adjourned meeting. Proxies submitted by Williams Stockholders for use at the Williams Special Meeting will be used at any adjournment or postponement of the Williams Special Meeting. References to the Williams Special Meeting in this joint consent statement/proxy statement/prospectus are to such Williams Special Meeting as adjourned or postponed.

Attending the Williams Special Meeting

All Williams Stockholders as of the close of business on the Williams Vote Record Date, or their duly appointed proxies, may attend the Williams Special Meeting. Registration will begin on the date of the Williams Special Meeting at              local time, and seating will begin at              local time. Cameras, recording devices, and other electronic devices will not be permitted at the Williams Special Meeting.

Williams Stockholders and proxies will be asked to present valid picture identification, such as a driver’s license or passport. If you hold your shares in street name, you will also need to bring a copy of the voting instruction card you receive from your bank, broker, or other nominee in connection with the Williams Special Meeting or a brokerage statement reflecting your Williams Common Stock ownership as of the close of business on the Williams Vote Record Date and check in at the registration desk at the Williams Special Meeting.

Assistance

If you need assistance in completing your proxy card, have questions regarding the Williams Special Meeting, or would like additional copies, without charge, of this document, please contact Okapi by phone at (888) 785-6617 or email at williamsinfo@okapipartners.com.

THE MERGER

General

On May 16, 2018, Williams, Merger Sub, Williams Partners, and WPZ General Partner entered into the Merger Agreement pursuant to which Merger Sub will merge with and into Williams Partners, with Williams Partners surviving as a wholly owned subsidiary of Williams.

Pursuant to the Merger Agreement, each WPZ Public Unit will be converted into the right to receive a number of shares of Williams Common Stock equal to the Exchange Ratio and each such WPZ Public Unit will be canceled and retired and will cease to exist. No fractional shares of Williams Common Stock will be issued in the Merger, and holders of WPZ Public Units will, instead, receive cash in lieu of such fractional shares, if any.

The approval and adoption of the Merger Agreement and the Merger by Williams Partners requires the affirmative vote or consent of holders of a majority of the outstanding WPZ Units. Pursuant to the terms of the Support Agreement, Williams Gas Pipeline, which as of May 15, 2018 beneficially owned 702,218,502 WPZ Common Units and 18,442,649 WPZ Class B Units representing approximately 73.8% of the outstanding WPZ Units, has irrevocably agreed to deliver the WGP Written Consent adopting and approving in all respects the Merger Agreement and the transactions contemplated thereby, including the Merger, within two business days after the effectiveness of the registration statement of which this joint consent statement/proxy statement/prospectus forms a part. The delivery of the WGP Written Consent by Williams Gas Pipeline with respect to the WPZ Units it owns will be sufficient to approve the Merger Agreement and the Merger on behalf of Williams Partners.

As a condition to the Closing, the Williams Stockholders must approve the adoption of the Charter Amendment and approve the Stock Issuance at the Williams Special Meeting. The approval of the adoption of the Charter Amendment requires the affirmative vote of holders of a majority of the outstanding Williams Common Stock entitled to vote thereon. The approval of the Stock Issuance requires the affirmative vote of a majority of the votes cast on the Stock Issuance Proposal at the Williams Special Meeting, provided a quorum is present. If the Charter Amendment Proposal is approved by Williams Stockholders, the Charter Amendment will be effective even if the Merger does not take place.

Williams’ Ownership Interest In and Control of Williams Partners

WPZ Public Unitholders should be aware that Williams Partners is controlled by Williams through Williams’ 100% ownership of the WPZ General Partner. The WPZ General Partner owns all of the outstanding general partner interests in Williams Partners. As a result, Williams appoints the members of the WPZ Board, a majority of whom are affiliated with Williams and its affiliates, and thereby could be seen as controlling all of Williams Partners’ decisions, other than those involving certain conflicts of interest with Williams or that require an affirmative vote of holders of the limited partner interests in Williams Partners pursuant to and in the percentages specified by the Williams Partners partnership agreement. In addition, Williams, through its ownership of Williams Gas Pipeline, owns an approximate 73.8% limited partner interest in Williams Partners.

Certain persons associated with Williams have a relationship with Williams Partners.

Alan S. Armstrong, who serves as Chairman of the Board and Chief Executive Officer of the WPZ General Partner, also serves as a director, executive officer, and/or member of the management committee of certain affiliates of the WPZ General Partner, including Williams. Micheal G. Dunn, who serves as a director and Chief Operating Officer of the WPZ General Partner, also serves as a director, executive officer, and/or member of the management committee of certain affiliates of the WPZ General Partner, including Williams. John D. Chandler, who serves as a director and the Chief Financial Officer of the WPZ General Partner, also serves as a director, executive officer, and/or member of the management committee of certain affiliates of the WPZ General Partner, including Williams. Walter J. Bennett serves as Senior Vice President — West of each of the WPZ General Partner and Williams. Chad J. Zamarin, who serves as a director and Senior Vice President — Corporate

Strategic Development of the WPZ General Partner, also serves as the Senior Vice President — Corporate Strategic Development of Williams. Frank J. Ferazzi, who serves as Senior Vice President — Atlantic—Gulf of the WPZ General Partner, also serves as the Senior Vice President — Atlantic—Gulf of Williams. T. Lane Wilson, who serves as Senior Vice President and General Counsel of Williams, also serves as the Senior Vice President and General Counsel of the WPZ General Partner. John E. Poarch serves as Senior Vice President — Engineering Services of each of the WPZ General Partner and Williams. James E. Scheel serves as Senior Vice President — Northeast G&P of each of the WPZ General Partner and Williams. Ted T. Timmermans serves as Vice President, Controller, and Chief Accounting Officer of each of the WPZ General Partner and Williams.

Background of the Merger

The senior management of Williams and the Williams Board regularly review operational and strategic opportunities to maximize value for investors of Williams. The senior management of Williams Partners and the WPZ Board regularly review operational and strategic opportunities to maximize value for investors of Williams Partners. In connection with these reviews, the respective management and boards of directors of Williams and Williams Partners from time to time evaluate potential transactions that would further their respective strategic objectives.

On May 12, 2015, Williams and Williams Partners entered into an agreement and plan of merger (the “2015 WPZ Merger Agreement”) pursuant to which Williams agreed to acquire all of the outstanding WPZ Public Units in an all stock-for-unit transaction (the “Proposed 2015 WPZ Merger”). On May 19, 2015, Williams received an unsolicited proposal from Energy Transfer Equity, L.P. (“ETE”) regarding a potential acquisition by an affiliate of ETE of 100% of the outstanding shares of Williams Common Stock (the “2015 ETE Proposal”). The 2015 ETE Proposal was conditioned upon the termination by Williams of the 2015 WPZ Merger Agreement. Following extensive separate negotiations with ETE and the WPZ Conflicts Committee, on September 28, 2015, Williams entered into a merger agreement with ETE (the “ETE Merger Agreement”) and terminated the 2015 WPZ Merger Agreement. In connection with such termination, Williams paid a termination fee to Williams Partners in the amount of $428 million. On June 29, 2016, ETE sent a notice of termination under the ETE Merger Agreement.

On January 9, 2017, following extensive negotiations between Williams and the WPZ Conflicts Committee, Williams and Williams Partners consummated a series of transactions designed to simplify the Williams Partners capital structure, which included the issuance by Williams Partners to Williams Gas Pipeline of 289,000,000 newly issued WPZ Common Units in exchange for (i) the permanent waiver by Williams of its incentive distribution rights under the Williams Partners partnership agreement and (ii) the conversion of the WPZ General Partner’s economic general partner interest to a non-economic general partner interest.

On March 15, 2018, the Federal Energy Regulatory Commission (the “FERC”) issued orders aimed at addressing recovery of income tax costs in the regulated rates charged by master limited partnership pipelines, including a reversal on its 2005 policy of allowing master limited partnership pipelines to include an income-tax allowance in their cost-of-service (the “FERC Announcement”). The trading price of the Williams Common Stock and the WPZ Common Units reacted negatively to the FERC Announcement, including the Williams Common Stock closing five percent lower the day of the FERC Announcement and closing over twelve percent lower during the three weeks following the FERC Announcement, in each case as compared to the closing price of the Williams Common Stock on the trading day immediately preceding the date of the FERC Announcement.

On March 15, 2018, following the FERC Announcement, Mr. John D. Chandler, the Chief Financial Officer of Williams and the WPZ General Partner, contacted Morgan Stanley, financial advisor to Williams, and asked Morgan Stanley to begin evaluating options to address and mitigate the potential financial consequences to Williams and Williams Partners of the FERC Announcement, including a potential combination of Williams and Williams Partners.

On March 23, 2018, the WPZ Board held a telephonic meeting during which it discussed both the financial impact of the FERC Announcement on Williams Partners and possible alternative approaches to mitigate the impact of the FERC Announcement, including a potential transaction involving the acquisition by Williams of the WPZ Public Units. At the meeting, members of Williams management informed the members of the WPZ Conflicts Committee, comprised of Mr. H. Brent Austin (Chairman), Mr. Philip L. Frederickson and Ms. Alice M. Peterson, that some of the options being considered by Williams management in response to the FERC Announcement could require approval by the WPZ Conflicts Committee, and therefore the WPZ Conflicts Committee should consider engaging legal and financial advisors to evaluate any such potential transaction.

Following the meeting, Mr. Austin, on behalf of the WPZ Conflicts Committee, contacted representatives of Baker Botts L.L.P. (“Baker Botts”) to discuss engaging Baker Botts as legal counsel to represent the WPZ Conflicts Committee in connection with considering various alternatives, including a potential transaction involving the acquisition by Williams of the WPZ Public Units. The WPZ Conflicts Committee engaged Baker Botts because of Baker Botts’ knowledge, expertise and experience with respect to public merger and acquisition transactions and conflicts committee engagements and because of Baker Botts’ performance during prior representations of the WPZ Conflicts Committee, specifically, through numerous prior drop-down transactions, the prior merger between ACMP and Williams Partners in 2014 (the “ACMP Merger”), the Proposed 2015 WPZ Merger and the Financial Repositioning in 2017.

On April 6, 2018, Mr. Austin contacted representatives of Evercore on behalf of the WPZ Conflicts Committee to discuss engaging Evercore because of Evercore’s knowledge and experience with respect to public merger and acquisition transactions, particularly transactions involving MLPs, and Evercore’s experience with Williams Partners, through its role as financial advisor to the conflicts committee of the board of directors of ACMP’s general partner in the ACMP Merger and prior engagement as the financial advisor to the WPZ Conflicts Committee in the Proposed 2015 WPZ Merger. An engagement letter detailing the terms of Evercore’s engagement was executed on April 11, 2018, after the WPZ Conflicts Committee, with Baker Botts’ assistance, had reviewed and negotiated acceptable terms thereof.

Later that day, Mr. Chandler sent an email to representatives of Evercore and Mr. Austin providing operational and financial updates and an updated forecast with respect to Williams Partners, as well as analysis outlining the potential financial impact of the FERC Announcement on Williams Partners and its subsidiaries. Mr. Chandler subsequently participated in teleconferences with representatives from Evercore to discuss the materials he provided.

On April 9, 2018, the WPZ Conflicts Committee engaged Richards, Layton & Finger P.A. (“RLF”) as Delaware counsel.

On April 12, 2018, the Williams Board held a telephonic meeting. At the meeting, members of Williams management discussed with the Williams Board various possible approaches to responding to and addressing the FERC Announcement, including challenging the FERC Announcement, making an election to have certain subsidiaries of Williams Partners be taxed as corporations, and potential taxable and nontaxable transactions involving the acquisition by Williams of the WPZ Public Units. Representatives from Morgan Stanley provided analyses regarding possible responses to the FERC Announcement. The Williams Board took no action at such meeting with respect to any potential responses to the FERC Announcement.

Later that day, Mr. Chandler sent an email to representatives of Evercore containing tax analysis with respect to a potential transaction with Williams Partners. Representatives of Evercore responded to Mr. Chandler and requested certain due diligence materials needed for Evercore’s analysis with respect to such potential transaction.

On April 14, 2018, Mr. Chandler participated in a teleconference with Mr. Austin, during which Mr. Chandler outlined a framework for a potential transaction involving the acquisition by Williams of the WPZ Public Units. Mr. Chandler noted that the Williams Board had not given any authorization or taken any action regarding a transaction with Williams Partners, including the framework outlined by Mr. Chandler, and that any transaction would be subject to the support and approval of the Williams Board. Mr. Chandler summarized the relative trading performance of the Williams Common Stock and WPZ Common Units subsequent to the FERC Announcement. Mr. Chandler noted that based on the recent trading history of the Williams Common Stock and the WPZ Common Units, Williams management believed an exchange ratio of 1.384 shares of Williams Common Stock for each WPZ Public Unit (i.e., 1.384x) would be appropriate, which represented a 0% premium to the exchange ratio based on closing prices of the Williams Common Stock and the WPZ Common Units on April 12, 2018, or a 6.2% premium to the exchange ratio based on 10-day volume weighted prices through the day of the FERC Announcement on March 15, 2018 (such exchange ratio to be referred to as the “Unaffected VWAP Exchange Ratio”). Mr. Chandler also noted that, based on the timing of payments of the Williams and Williams Partners respective regular quarterly dividends/distributions, the WPZ Public Unitholders would potentially be entitled to receive a dividend/distribution from both Williams and Williams Partners during the third quarter. Mr. Chandler and Mr. Austin also discussed the expected tax impacts of such potential transaction for the WPZ Public Unitholders, as well as the expected effect of such transaction on Williams’ credit rating. Following the call, Mr. Chandler sent a summary of illustrative terms of a potential transaction to members of the WPZ Conflicts Committee and representatives of Morgan Stanley sent the summary to representatives of Evercore.

On April 16, 2018, Mr. Chandler participated in a teleconference with representatives from Evercore regarding due diligence matters and the expected effect of a potential transaction on Williams’ credit rating. Subsequently, members of Williams management and representatives of Morgan Stanley participated in a teleconference with representatives of Evercore and Baker Botts to discuss and answer questions regarding the analysis that Williams management had previously provided regarding the overall effect and expected impact on Williams and Williams Partners of the FERC Announcement. In particular, the participants discussed the anticipated consequences of the FERC Announcement on Northwest Pipeline’s and Transco’s cost of service and revenues and anticipated impacts of Williams Partners’ remaining as a standalone partnership, as opposed to becoming a wholly owned subsidiary of Williams.

Later that afternoon, Mr. Chandler participated in a teleconference with Mr. Austin to discuss a potential transaction and available alternative transactions, including structuring alternatives that would result in a transaction that was not taxable to the WPZ Public Unitholders. Mr. Chandler noted that Williams management was continuing to evaluate all available structural alternatives to address the FERC Announcement, including both tax free and taxable merger structures, as well as the possibility of making an election to have certain subsidiaries of Williams Partners be taxed as corporations without any transaction with Williams.

On April 17, 2018, the WPZ Conflicts Committee participated in a teleconference with representatives of Baker Botts, including its tax specialists, and Evercore to discuss preliminary steps with respect to a potential transaction (among various alternatives being considered), including the process for evaluating financial models from Williams management and for analyzing the expected tax impacts of the potential transaction on the WPZ Public Unitholders. During the meeting, representatives of Baker Botts delivered a presentation to the WPZ Conflicts Committee to review the process by which the WPZ Board would authorize the WPZ Conflicts Committee to evaluate a potential transaction. Representatives of Baker Botts also explained the directors’ duties in, and best practices for, carrying out their evaluation, negotiations and review process. Joshua Davidson of Baker Botts previewed for the WPZ Conflicts Committee that members of Baker Botts’ tax and regulatory practice groups would help to review and evaluate the potential transaction throughout the evaluation and negotiation process and would be available to present to the WPZ Conflicts Committee their analyses of the potential transaction in subsequent WPZ Conflicts Committee meetings.

The participants also discussed the financial aspects of the potential transaction, including Evercore’s initial analysis of the preliminary forecasts presented by Williams and Williams Partners management to Evercore and certain aspects of Evercore’s preliminary views with respect to the potential transaction. Evercore provided an overview of the terms of the potential transaction and the exchange ratio suggested by Williams management. Evercore then provided an overview of the situation analyses and initial financial projections received for each of

Williams and Williams Partners, and the meeting participants discussed the potential tax impacts of a potential transaction on the WPZ Public Unitholders across a wide array of tax classifications.

On April 18, 2018, the WPZ Board adopted resolutions by unanimous written consent formally delegating authority to the WPZ Conflicts Committee to review, evaluate and negotiate a potential transaction with Williams, without authorizing any particular approach, for the purpose of providing, if appropriate and if approved by both parties, “Special Approval” pursuant to Section 7.9(a) of the Williams Partners partnership agreement and to evaluate the terms and conditions, and determine the advisability, of such a transaction. Such authorization also ratified any actions previously taken by the WPZ Conflicts Committee in connection with the process.

Later that day, the WPZ Conflicts Committee participated in a teleconference with representatives of Baker Botts, including its tax and regulatory specialists, to discuss in greater detail the FERC Announcement and better understand the manner in which the WPZ Conflicts Committee should consider the potential impact to WPZ in remaining as a standalone partnership as opposed to potentially becoming a wholly owned subsidiary of Williams. Following the meeting, Evercore and Baker Botts began their preliminary financial and legal analyses, respectively, and due diligence review.

Also on April 18, 2018, members of Williams management participated in a teleconference with representatives from Evercore to provide operational and financial updates regarding Williams and Williams Partners, as well as to discuss potential changes to the Williams and Williams Partners financial forecasts arising from the FERC Announcement.

On April 20, 2018, Mr. Chandler sent to representatives from Morgan Stanley and Evercore revised financial projections for Williams and Williams Partners reflecting the potential impact of the FERC Announcement, which would result in an expected reduction to annual EBITDA of approximately $165 million starting in 2019 for Transco and Northwest Pipeline, collectively, as subsidiaries of Williams Partners compared to what they would generate as subsidiaries of Williams due to the lower recourse rates they would be able to charge as a result of FERC’s revised policy.

Later that day, representatives of Baker Botts sent a legal due diligence request list to Williams enumerating the various materials requested in connection with its review and evaluation of a potential transaction. Evercore and Baker Botts continued their ongoing financial and legal analyses, respectively, and due diligence review of a potential transaction.

On April 26, 2018, the WPZ Conflicts Committee held a teleconference with representatives of Baker Botts and Evercore to receive Evercore’s updated financial analysis and presentation. In particular, the Evercore team presented its additional analysis based on updated financial projections received from Williams management on April 25 and 26, 2018, in response to due diligence requests. Evercore’s updated presentation primarily updated the implied premium of the exchange ratio under consideration to the closing price from April 24, 2018, to reflect the updated financial projections. Evercore presented its preliminary valuation methodologies, including a discounted distribution/dividend analysis, peer group trading analysis and precedent M&A transaction analysis for each of Williams Partners and Williams. The WPZ Conflicts Committee members discussed the financial analysis Evercore presented and determined that an exchange ratio higher than 1.384x was justified. Mr. Davidson noted that Baker Botts had requested from Gibson Dunn, but not yet received, access to the electronic data room or initial drafts of the transaction documents, including the merger agreement. The WPZ Conflicts Committee agreed to wait to respond until Baker Botts had sufficient opportunity to review items responsive to its legal due diligence request. The WPZ Conflicts Committee took no action at this meeting with respect to a transaction.

On May 1, 2018, the WPZ Conflicts Committee held a teleconference with representatives of Baker Botts and Evercore to receive Evercore’s presentation and analysis of potential alternative transactions to the transaction under discussion. The potential alternatives included the possibility of (i) adding entities within the Williams Partners organizational structure that would be taxed as a corporation for United States income tax purposes and putting the Williams Partners regulated subsidiaries into such a subsidiary to continue to maintain the FERC income tax allowance in their cost-of-service rates (the “Blocker Structure”), (ii) selling the Williams Partners regulated subsidiaries or (iii) some combination of the foregoing. Evercore discussed the advantages and disadvantages of each of the alternatives and noted that each would likely allow Williams Partners to avoid the impact of the FERC Announcement on cost-of-service pipeline rates. After the discussions, the WPZ Conflicts Committee authorized Mr. Austin to contact Mr. Chandler to relay the WPZ Conflicts Committee’s interest in discussing potential alternatives to an acquisition by Williams of the WPZ Public Units, particularly the Blocker Structure.

Following the WPZ Conflicts Committee’s meeting, Mr. Chandler participated in a teleconference with Mr. Austin to discuss the WPZ Conflicts Committee’s initial reaction to the potential transaction framework presented by Williams management. Mr. Austin informed Mr. Chandler that the WPZ Conflicts Committee was continuing to evaluate alternative structures to address the financial impacts of the FERC Announcement that the WPZ Conflicts Committee believed may warrant additional analysis to determine if they were more attractive than the transaction framework that had been outlined by Williams management (involving a taxable acquisition by Williams of the WPZ Public Units), including the possibility of the Blocker Structure. Mr. Chandler informed Mr. Austin that members of Williams management had previously evaluated the Blocker Structure and believed that it was financially less attractive to Williams Stockholders and holders of WPZ Common Units than an acquisition of the WPZ Public Units by Williams. Mr. Chandler requested that Mr. Austin provide Williams management with the analysis that the WPZ Conflicts Committee and its advisors had prepared with respect to the Blocker Structure.

On May 2, 2018, members of Williams management participated in a teleconference with representatives of Morgan Stanley, Evercore and Baker Botts, during which the parties discussed the Blocker Structure and the parties’ respective analysis regarding the expected financial impact of that structure as compared to an acquisition of the WPZ Public Units by Williams. During the call, members of Williams management explained the reasons they believed the Blocker Structure was less favorable than such a transaction based on, among other metrics, a net present value analysis. Representatives of Evercore and Baker Botts asked questions regarding Williams management’s analysis regarding the Blocker Structure, and Williams management agreed to share the depreciation schedules for certain subsidiaries of Williams Partners in connection with such analysis.

On May 3, 2018, Mr. Chandler sent to representatives of Evercore additional information regarding tax depreciation and the potential impact on WPZ Public Unitholders of using the Blocker Structure.

On May 4, 2018, representatives of Baker Botts received access to the electronic data room from Williams. Evercore and Baker Botts continued their ongoing financial and legal analyses, respectively, and their due diligence review. Later that day, members of Williams management participated in a teleconference with representatives from Evercore and Baker Botts to further discuss the Blocker Structure and Williams’ management presented its reasoning for why the Blocker Structure was unlikely to address the financial impact of the FERC Announcement in a more attractive manner to the holders of WPZ Public Units than an acquisition of the WPZ Public Units by Williams.

On May 7, 2018, the WPZ Conflicts Committee held a teleconference with representatives of Baker Botts, including its tax and regulatory specialists, and Evercore to receive updates regarding the WPZ Conflicts Committee’s and Evercore’s latest discussions with Williams management and Morgan Stanley, relating to the merger consideration and exploration of the various alternatives discussed during the WPZ Conflicts Committee’s prior meeting on May 1, 2018. The participants discussed the various potential advantages and disadvantages of the alternatives explored, as compared to an exchange ratio of 1.384x, and agreed that the potential alternative transactions were less attractive than the potential merger transaction. After further discussion, the WPZ Conflicts Committee determined that a 1.7026x exchange ratio would be appropriate.

Subsequently, Mr. Austin participated in a teleconference with Mr. Chandler to present the WPZ Conflicts Committee’s thoughts with respect to Williams management’s illustrative views on the exchange ratio. Mr. Austin stated the view of the WPZ Conflicts Committee that an exchange ratio of 1.7026x would be appropriate.

Later that evening, following discussions with representatives of Morgan Stanley and other members of Williams management, Mr. Chandler informed Mr. Austin that Williams management believed that an exchange ratio of 1.420x would be more appropriate.

On May 8, 2018, the WPZ Conflicts Committee held a teleconference with representatives of Evercore and Baker Botts to update its advisors on the latest development. The participants discussed the spread between Williams management’s and the WPZ Conflicts Committee’s desired exchange ratios. Members of the WPZ Conflicts Committee reiterated that the exchange ratio must be sufficiently compelling and reflect a premium to the Unaffected Spot Exchange Ratio (as defined below). After robust discussions, the WPZ Conflicts Committee determined to present to Williams management that the WPZ Conflicts Committee would be willing to support an exchange ratio of 1.600x.

Subsequently, Mr. Chandler participated in a teleconference with Mr. Austin during which Mr. Austin stated that the WPZ Conflicts Committee would be willing to support an exchange ratio of 1.600x.

Later that day, representatives of Morgan Stanley participated in a teleconference with representatives from Evercore to discuss the WPZ Conflicts Committee’s views on the exchange ratio and Evercore’s analysis in connection therewith.

On May 9, 2018, representatives of Morgan Stanley participated in multiple teleconferences with representatives from Evercore to discuss each advisor’s financial analysis regarding the appropriate exchange ratio should the parties move forward with a transaction involving Williams’ acquisition of the WPZ Public Units.

On May 9, 2018, members of Williams management participated in a teleconference with members of the WPZ Conflicts Committee. Members of Williams management informed the WPZ Conflicts Committee that they could not support an exchange ratio of 1.600x and did not believe the Williams Board would support such an exchange ratio. The WPZ Conflicts Committee acknowledged that following the FERC Announcement, the exchange ratio (based on the trading prices of the Williams Common Stock and the WPZ Common Units) had moved in favor of the WPZ Public Unitholders, and that the WPZ Conflicts Committee believed that any negotiation regarding an exchange ratio in connection with a potential transaction should be based on the exchange ratio of the closing prices on March 15, 2018 (such exchange ratio to be referred to as the “Unaffected Spot Exchange Ratio”). The WPZ Conflicts Committee suggested that they would consider a 15% premium to the Unaffected Spot Exchange Ratio. Members of Williams management suggested that an exchange ratio of 1.450x, representing a 10.3% premium to the Unaffected Spot Exchange Ratio, with an upward adjustment to the exchange ratio in the event that an acquisition by Williams of the WPZ Public Units closed following the record date for the Williams quarterly dividend payable during the third quarter, was in the range that Williams management could support and recommend to the Williams Board if such a transaction was to be pursued.

Later that day, members of Williams management participated in a teleconference with Mr. Austin, in which Williams management previewed a possible exchange ratio equal to 1.494x, which would increase to 1.513x if an acquisition by Williams of the WPZ Public Units closed following the record date for the Williams quarterly dividend payable in the third quarter. Mr. Austin responded that the alternative might be a construct that could be workable for the WPZ Conflicts Committee, contingent upon negotiation and agreement on all deal terms.

Following such discussion, the WPZ Conflicts Committee held another teleconference with representatives of Evercore and Baker Botts to provide updates following Mr. Austin’s discussions with Williams management earlier that afternoon.

Later that evening, representatives of Gibson Dunn sent an initial draft of a merger agreement to representatives of Baker Botts. Baker Botts distributed the draft to the WPZ Conflicts Committee and representatives of Evercore and RLF for the group’s review and comment. Consistent with the conversation between Williams management and the WPZ Conflicts Committee, the draft merger agreement provided for consideration consisting of an exchange of shares of Williams Common Stock for each WPZ Public Unit. Additionally, the draft merger agreement included many other terms that had not yet been discussed between Williams management and the WPZ Conflicts Committee, including that Williams would be required to pay Williams Partners a termination fee of up to $410 million (payable in four quarterly installments) if the merger agreement was terminated under certain circumstances, which fee amount was consistent with the termination fee that was payable under the 2015 WPZ Merger Agreement. The draft merger agreement had not been discussed with or approved by the Williams Board.

On May 10, 2018, the Williams Board held a regularly-scheduled in-person meeting. At the meeting, members of Williams management updated the Williams Board on discussions with the WPZ Conflicts Committee regarding a potential transaction, and representatives from Morgan Stanley provided financial analysis regarding the exchange ratio that was under discussion. As part of the oversight by the Williams Board, Williams management updated the Williams Board that, with the assistance of Morgan Stanley and Gibson Dunn and subject to the approval of the Williams Board, Williams management would (i) continue to discuss with the WPZ Conflicts Committee and their advisors the terms of a potential transaction, (ii) provide a further update to the Williams Board once more definitive terms were available for the Williams Board to consider and (iii) seek approval by the Williams Board if Williams management and the WPZ Conflicts Committee would be inclined to proceed with the potential transaction as the preferred approach and could come to mutually acceptable terms regarding a potential transaction. The Williams Board took no action at this meeting with respect to a transaction.

Later that day, Mr. Chandler and Mr. Austin participated in a teleconference. During that conversation, Mr. Chandler informed Mr. Austin that Williams management had made minor adjustments to certain components in its financial forecast and that Williams management would be sending an updated financial forecast to the WPZ Conflicts Committee and its advisors reflecting those changes. For further discussion of Williams’ and Williams Partners’ forecasts, see “Unaudited Financial Projections of Williams and Williams Partners.” Mr. Austin informed Mr. Chandler that he had not yet received comments from Baker Botts to the draft merger agreement.

On May 11, 2018, the WPZ Conflicts Committee met to discuss an exchange ratio of 1.494 shares of Williams Common Stock for each WPZ Public Unit or, if the closing does not occur before the record date for Williams’ dividend to be paid in the third quarter of 2018, 1.513 shares of Williams Common Stock in exchange for each WPZ Public Unit. The WPZ Conflicts Committee held a teleconference with representatives of Baker Botts, including its tax specialists, and Evercore to discuss the status of pending negotiations, due diligence efforts and next steps. Representatives of Baker Botts also walked the WPZ Conflicts Committee members through the key provisions of the initial draft merger agreement received on May 9, 2018 from Gibson Dunn and possible revisions to be proposed to Williams which included, among other things, more restrictive interim operating covenants (including certain restrictions on Williams’ ability to issue equity between signing and closing), an express no shop provision restricting the ability of Williams to solicit alternative proposals, the ability for Williams Partners to receive a termination fee in the event Williams terminates the transaction (based on a change of recommendation by the Williams Board) for a superior proposal or in light of an intervening event, or if within twelve months of termination of this transaction Williams enters into or closes a sale of itself to a third party acquirer, reimbursement of Williams Partners’ out-of-pocket expenses if the merger agreement is terminated due to Williams’ uncured breach, an extension of the termination date of the merger agreement from November 30, 2018 to December 31, 2018, provisions for direct indemnification of the members of the WPZ Conflicts Committee by Williams, affirmative obligations for Williams to notify the WPZ Conflicts Committee promptly in writing of any alternative proposals, offers or inquiries received, and other related deal protection provisions. Following this discussion of the merger agreement, the WPZ Conflicts Committee instructed Baker Botts to prepare a revised draft of the merger agreement incorporating the suggested revisions.

On the afternoon of May 14, 2018, the WPZ Conflicts Committee participated in a teleconference with representatives of Baker Botts and Evercore to discuss updated financial projections that Evercore had received from Williams management over the weekend, the mechanics of the exchange ratios under discussion, subject to adjustment depending on the timing of closing, and the list of desired revisions for Baker Botts to incorporate in a return markup responsive to Gibson Dunn’s draft, including the various recommended deal protections discussed during the WPZ Conflicts Committee’s May 11, 2018 meeting.

Subsequently, representatives from Baker Botts sent a revised draft of the merger agreement to Gibson Dunn containing revisions they had discussed with the WPZ Conflicts Committee. The revised draft, among other things, (i) provided that the merger could not close before the record date for the Williams Partners distribution to be paid in the third quarter of 2018, (ii) included a “no-shop” provision applicable to Williams, (iii) limited the circumstance under which the Williams Board would be permitted to change its recommendation with respect to the Merger, (iv) provided for expense reimbursement of Williams Partners’ transaction expenses (subject to a $10 million cap) payable by Williams under specified circumstances, (v) expanded the scope of interim operating covenants to which Williams would be subject, and (vi) included certain changes to the mechanics for the payment of the termination fee (but made no changes to the termination fee amount).

On May 15, 2018, representatives of Gibson Dunn distributed to Baker Botts a revised draft of the merger agreement. The revised draft, among other things, (i) deleted various proposed interim operating covenants, (ii) modestly narrowed the scope of the no-shop covenant, (iii) added the ability for the Williams Board to change its recommendation with respect to the Merger in connection with an intervening event, and (iv) narrowed the circumstance under which Williams would be required to reimburse Williams Partners’ transaction expenses in connection with a termination of the merger agreement.

Later that evening, the WPZ Conflicts Committee participated in a teleconference with representatives of Baker Botts, including its tax specialists, and Evercore to discuss the current status of the merger agreement draft and determine which outstanding provisions the WPZ Conflicts Committee desired to negotiate further, including, among other points, for the expense reimbursement requirement of up to $10 million in the event the merger agreement is terminated due to Williams’ uncured breach and the WPZ Conflicts Committee’s desire to lower or eliminate altogether the $4 billion threshold for Williams’ ability to issue additional securities. In addition, the participants discussed Williams’ continued reiteration of its desire for flexibility to issue preferred stock, subject to limitations and restrictions proposed by the WPZ Conflicts Committee. The participants also discussed the necessary steps and timeline to closing, assuming the parties reached a mutual agreement on the final exchange ratio, legal documentation and other business terms of the potential transaction and assuming the respective boards approve the transaction.

Later that evening, Baker Botts sent a revised draft of the merger agreement to Gibson Dunn containing the additional revisions discussed with the WPZ Conflicts Committee.

Between the evening of May 15, 2018 and the morning of May 16, 2018, representatives of Gibson Dunn and Baker Botts continued to exchange drafts of the various transaction documents (including, among other things, to reflect Williams’ reduced ability to issue its securities prior to the closing of the transaction from $4 billion to $2 billion), and held multiple conference calls in an effort to finalize, subject to review by the WPZ Conflicts Committee and Williams management and to the review and approval of the Williams Board, the terms of the merger agreement and the schedules and exhibits thereto. On the morning of May 16, 2018, Baker Botts distributed to Gibson Dunn a revised draft of the merger agreement, which was in near final form.

On the morning of May 16, 2018, the WPZ Conflicts Committee held a meeting by teleconference with representatives of Baker Botts, including its tax and regulatory specialists, and Evercore. During this meeting, Baker Botts discussed the updates on the merger agreement since the prior meeting of the WPZ Conflicts Committee.

Following this discussion, representatives of Evercore reviewed their financial analysis of the Merger Consideration with the WPZ Conflicts Committee. Upon the request of the WPZ Conflicts Committee, Evercore then rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion, that, as of May 16, 2018 and based upon and subject to the assumptions made, procedures followed, matters considered, qualifications and limitations on the scope of review undertaken by Evercore set forth in its opinion, the Merger Consideration to be received by the WPZ Public Unitholders pursuant to the Merger Agreement was fair, from a financial point of view, to the WPZ Public Unitholders. Evercore also reiterated to the WPZ Conflicts Committee the nature of its relationship to and engagement for Williams, Williams Partners and their affiliates during the past two years and the amount and nature of the fees it received from such parties. The WPZ Conflicts Committee then adjourned for a recess until reconvening that afternoon.

Following the morning’s teleconference with the WPZ Conflicts Committee, representatives of Gibson Dunn and Baker Botts held a conference call to negotiate and finalize the terms of the merger agreement and related documentation. Later that morning, Gibson Dunn sent a further revised draft of the merger agreement to Baker Botts reflecting the final agreed upon terms, subject to formal approval by the WPZ Conflicts Committee at its meeting later that day.

That afternoon, the WPZ Conflicts Committee reconvened its meeting via teleconference with representatives from Baker Botts, including its tax and regulatory specialists, and Evercore. Baker Botts reviewed the efforts made by the WPZ Conflicts Committee since it commenced work, including the substantive work and processes followed, noting that the WPZ Conflicts Committee had met frequently. Baker Botts then summarized its legal due diligence review in connection with the potential transaction, which covered corporate, tax, real estate, regulatory, environmental, employment benefits and litigation matters. The WPZ Conflicts Committee discussed its duties with respect to the potential transaction and reviewed the “Special Approval” standard under the partnership agreement of Williams Partners.

Following such presentation, the WPZ Conflicts Committee discussed and then unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby are in the best interest of Williams Partners and the WPZ Public Unitholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger (the foregoing constituting Special Approval under the partnership agreement of Williams Partners), and (iii) approved, and recommended to the WPZ Board the approval of, the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger. See “Reasons for the WPZ Conflicts Committee’s Recommendation.”

On the afternoon of May 16, 2018, the WPZ Board held a telephonic meeting. After discussion, upon receipt of the recommendation of the WPZ Conflicts Committee, the WPZ Board unanimously (i) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and (ii) directed that the Merger Agreement be submitted to a vote of the holders of WPZ Units by written consent pursuant to the terms of the Williams Partners partnership agreement.

On the evening of May 16, 2018, the Williams Board held a special board meeting attended by eight of the ten directors, as well as members of Williams management and representatives of Morgan Stanley. Members of Williams management reviewed with the Williams Board the legal and financial terms of the proposed Merger, including the principal benefits of the proposed Merger. For a discussion of such principal benefits of the Merger, see “Recommendation of the Williams Board and Its Reasons for the Merger.” Representatives of Morgan Stanley provided the Williams Board with updated financial and market perspectives regarding Williams and the potential pro forma financial impact of the proposed Merger on Williams. The representatives of Morgan Stanley then presented its financial analyses regarding the consideration payable in the Merger and delivered its oral opinion to the Williams Board, which was confirmed by delivery of a written opinion dated May 16, 2018, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth therein, the Merger Consideration to be paid by Williams pursuant to the Merger Agreement was fair, from a financial point of view, to Williams. Following review and discussions among the members of the Williams

Board, the members of the Williams Board in attendance unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are in the best interests of the Williams Stockholders, and the members of the Williams Board in attendance unanimously voted to approve the Merger Agreement and the transactions contemplated thereby and recommend that the Williams Stockholders approve the Stock Issuance Proposal and Charter Amendment Proposal.

Thereafter, on May 16, 2018, the parties executed the definitive transaction documents.

Early in the morning on May 17, 2018, Williams and Williams Partners issued a press release announcing the transactions.

Resolution of Conflicts of Interest; Standards of Conduct and Modification of Duties

The approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, by a majority of the members of the WPZ Conflicts Committee constitutes “Special Approval” under the Williams Partners partnership agreement. Under Section 7.9(a) of the Williams Partners partnership agreement, whenever a potential conflict of interest exists, such as consideration of the Merger Agreement and the transactions contemplated thereby, including the Merger, any resolution or course of action by the WPZ General Partner or its affiliates in respect of such conflict of interest will be permitted and deemed approved by all of the partners of Williams Partners and will not constitute a breach of the Williams Partners partnership agreement or of any duty stated or implied by law, in equity or otherwise, if the resolution or course of action is approved by Special Approval, namely approval by a majority of the members of the WPZ Conflicts Committee.

Under Section 7.10(b) of the Williams Partners partnership agreement, any action taken or omitted to be taken by the WPZ General Partner in reliance upon the advice or opinion of an investment banker, among others, as to matters reasonably believed to be in such person’s professional or expert competence shall be “conclusively presumed to have been done or omitted in good faith and in accordance with such opinion.”

Recommendation of the WPZ Conflicts Committee and the WPZ Board

The WPZ Conflicts Committee consists of three independent directors: H. Brent Austin (Chairman), Philip L. Frederickson and Alice M. Peterson. The WPZ Board authorized the WPZ Conflicts Committee to (i) review and evaluate the terms and conditions, and determine the advisability, of a potential transaction involving the acquisition of the WPZ Public Units by Williams, (ii) make such investigation of potential alternatives to such transaction, including maintaining the status quo, as the WPZ Conflicts Committee deems necessary or appropriate, (iii) negotiate, or delegate the ability to negotiate to any persons, with any party the WPZ Conflicts Committee deems appropriate, with respect to the terms and conditions of such transaction, (iv) determine whether to give or withhold the WPZ Conflicts Committee’s approval of such transaction, including by Special Approval pursuant to Section 7.9(a) of the Williams Partners partnership agreement, and (v) make a recommendation to the WPZ Board whether to approve such transaction.

The WPZ Conflicts Committee retained Baker Botts as its legal counsel, RLF as its Delaware legal counsel and Evercore as its independent financial advisor. The WPZ Conflicts Committee believed that Evercore was independent based on the lack of material business relationships between Evercore and Williams, Williams Partners or their affiliates (other than prior representations of the WPZ Conflicts Committee). The WPZ Conflicts Committee oversaw the performance of financial and legal due diligence by its advisors, conducted an extensive review and evaluation of the potential transaction, including with respect to withholding Special Approval and maintaining the status quo, and conducted extensive negotiations with Williams and its representatives with respect to the Merger Agreement and other related agreements.

The WPZ Conflicts Committee, by unanimous vote at a meeting held on May 16, 2018, (i) determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of Williams Partners and the WPZ Public Unitholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger (such approval constituting Special Approval), and (iii) approved, and recommended to the WPZ Board the approval of, the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger.

Upon receipt of such recommendation, the WPZ Board, by unanimous vote at a meeting held on May 16, 2018, (i) deemed it advisable and in the best interests of Williams Partners, the WPZ General Partner and the WPZ Public Unitholders that the Partnership enter into the Merger Agreement and consummate the Merger, (ii) approved the Merger and the other transactions contemplated by the Merger Agreement, (iii) approved the form, terms and provisions of the Merger Agreement and the Support Agreement, the consummation of the transactions contemplated thereby and the execution, delivery and performance by the WPZ General Partner and Williams Partners of the Merger Agreement and the Support Agreement, (iv) directed that the Merger Agreement be submitted to a vote of the Limited Partners (as defined in the Williams Partners partnership agreement) and (vi) authorized the Limited Partners to act by written consent without a meeting in connection with consenting to the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Merger.

Reasons for the WPZ Conflicts Committee’s Recommendation

The WPZ Conflicts Committee consists of three independent directors: H. Brent Austin (Chairman), Philip L. Frederickson and Alice M. Peterson. The WPZ Board authorized the WPZ Conflicts Committee to (i) review and evaluate the terms and conditions, and determine the advisability of a potential transaction involving the acquisition of the WPZ Public Units by Williams, (ii) make such investigation of potential alternatives to such transaction, including maintaining the status quo, as the WPZ Conflicts Committee deemed necessary or appropriate, (iii) with respect to the terms and conditions of such transaction, negotiate, or delegate the ability to negotiate to any persons, with any party the WPZ Conflicts Committee deemed appropriate, (iv) determine whether to give or withhold the WPZ Conflicts Committee’s approval of such transaction, including by “Special Approval” pursuant to Section 7.9(a) of the Williams Partners limited partnership agreement, and (v) make a recommendation to the WPZ Board whether to approve such transaction.

The WPZ Conflicts Committee retained Baker Botts as its legal counsel, RLF as its Delaware legal counsel and Evercore as its independent financial advisor. The WPZ Conflicts Committee believed that Evercore was independent based on the lack of business relationships between Evercore and Williams, Williams Partners or their affiliates (other than prior representations of the WPZ Conflicts Committee). The WPZ Conflicts Committee oversaw the performance of financial and legal due diligence by its advisors, conducted an extensive review and evaluation of the potential transaction with Williams, including with respect to evaluating alternative transactions or withholding Special Approval and maintaining the status quo, and conducted extensive negotiations with Williams and its representatives with respect to the Merger Agreement and other related agreements.

The WPZ Conflicts Committee, by unanimous vote at a meeting held on May 16, 2018, (i) determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of Williams Partners and the WPZ Public Unitholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger (such approval constituting Special Approval), and (iii) approved, and recommended to the WPZ Board the approval of, the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger.

Upon receipt of such recommendation, the WPZ Board, by unanimous vote at a meeting held later that afternoon, (i) deemed it advisable and in the best interests of Williams Partners and the WPZ Public Unitholders that the Partnership enter into the Merger Agreement and consummate the Merger, (ii) deemed it advisable and in the best interests of the WPZ General Partner that the WPZ General Partner enter into the Merger Agreement and consummate the Merger and engage in all transactions related thereto, (iii) approved and authorized the Merger and the other transactions contemplated by the Merger Agreement, (iv) approved the form, terms and provisions of the Merger Agreement and the Support Agreement, the consummation of the transactions contemplated thereby and the execution, delivery and performance by the WPZ General Partner and Williams Partners of the

Merger Agreement and the Support Agreement, (v) directed that the Merger Agreement be submitted to a vote of the Limited Partners (as defined in the Williams Partners limited partnership agreement) and (vi) authorized the Limited Partners to act by written consent without a meeting in connection with consenting to the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Merger.

Many of the factors considered by the WPZ Conflicts Committee favored its determination that the Merger Agreement and the transactions contemplated thereby are in the best interests of Williams Partners and the WPZ Public Unitholders, including the following:

•	The Merger Agreement provides that each WPZ Public Unitholder will be entitled to receive (a) 1.494 shares of Williams Common Stock in exchange for each WPZ Public Unit if the effective time of the Merger occurs before the record date for Williams’ dividend to be paid in the third quarter of 2018, meaning that, if the Merger closes prior to such record date, the WPZ Public Unitholders will receive the Williams dividend payable during the third quarter of 2018 in addition to the Williams Partners distribution paid during the third quarter of 2018 or (b) 1.513 shares of Williams Common Stock for each WPZ Public Unit if the effective time of the Merger occurs on or after the record date for Williams’ dividend to be paid in the third quarter of 2018.

•	The Exchange Ratio of 1.494 represents a premium to the WPZ Public Unitholders of 8.34% based on closing prices on May 15, 2018, the day prior to the date on which the WPZ Conflicts Committee made its determinations regarding the Merger Agreement, or a premium of 13.60% based on the unaffected closing prices on March 15, 2018, the day of the FERC Announcement.

•	The Exchange Ratio represents a significant improvement over Williams’ initial proposal of 1.384 shares of Williams Common Stock for each WPZ Public Unit (or a 5.21% premium to the unaffected closing prices on March 15, 2018).

•	The terms and conditions of the Merger were determined through arm’s-length negotiations between Williams and the WPZ Conflicts Committee and their respective representatives and advisors, and the WPZ Conflicts Committee believes that the Exchange Ratio represents the highest price per unit that Williams was willing to pay at the time of the WPZ Conflicts Committee approval.

•	The Exchange Ratio is fixed, and therefore the value of the consideration payable to WPZ Public Unitholders based on the ratio will increase in the event that the market price of Williams Common Stock increases relative to any change in the market price of WPZ Common Units prior to the closing of the Merger.

•	The Merger Agreement provides that WPZ will pay regular quarterly cash distributions on the WPZ Common Units, before the closing of the Merger in the ordinary course and consistent with past practice (including with respect to amount and timing of record dates and payment dates), of not less than $0.614 per WPZ Common Unit without the consent of the WPZ Conflicts Committee. The Merger will not close on or prior to the record date for the regular quarterly cash distribution on the WPZ Common Units that is paid or payable during the calendar quarter ending September 30, 2018 (related to the second quarter), so that each WPZ Public Unitholder will receive such distribution in an amount of at least $0.614 per WPZ Common Unit.

•	The WPZ Public Units currently represent approximately 26.2% of outstanding WPZ Common Units. Upon the consummation of the Merger, the shares of Williams Common Stock to be issued the holders of WPZ Public Units in the Merger will represent approximately 31.6% of the outstanding Williams Common Stock.

•	The Merger provides WPZ Public Unitholders equity ownership in Williams, an entity projected to have significantly improved access to equity capital markets to fund numerous growth projects.

•	Williams’ and Williams Partners’ expectations that the Merger will be distributable cash flow accretive to current WPZ Public Unitholders, due in part to Williams’ ability to avoid the impact of the FERC Announcement that would be applicable if the regulated pipelines continued to be owned by Williams Partners.

•	Williams’ expectation that Transco and Northwest would have collectively generated approximately $165 million less in annual EBITDA starting in 2019 as subsidiaries of Williams Partners compared to what they would generate as subsidiaries of Williams due to the expected lower recourse rates that they will be able to charge as a result of FERC’s revised policy.

•	Williams’ and Williams Partners’ expectations that the combined entity will retain a strong investment-grade credit rating consistent with Williams Partners’ current ratings.

•	The expectation that the Merger will result in an increase in the tax basis of the portion of Williams Partners’ assets underlying the WPZ Common Units surrendered in the Merger which is expected to produce substantial tax depreciation deductions and reduce the tax burden of the resulting combined company following the Merger, thereby facilitating potentially higher dividends over time, which will in part benefit WPZ Public Unitholders receiving Williams Common Stock in the Merger.

•	Williams’ status as a corporation and its size following the Merger provide a number of benefits relative to Williams Partners’ MLP structure, including:

•	corporations attract a broader set of investors as compared to MLPs because certain types of institutional investors face prohibitions or limitations on investing in entities other than corporations; and

•	Williams’ Common Stock will provide greater liquidity than WPZ Common Units because of the larger average daily trading volume of Williams Common Stock as a result of the broader investor base and larger public float.

•	Williams’ and Williams Partners’ expectations that the Merger will simplify the corporate structure of Williams and its subsidiaries, thereby:

•	streamlining corporate governance matters and creating operating efficiencies; and

•	eliminating potential for conflicts of interests between Williams and Williams Partners.

•	The financial presentation and opinion of Evercore, dated May 16, 2018, to the WPZ Conflicts Committee that, as of that date, and based upon and subject to the assumptions made, procedures followed, matters considered, qualifications and limitations on the scope of review undertaken by Evercore as set forth in its opinion, the Merger Consideration to be received by the WPZ Public Unitholders pursuant to the Merger Agreement was fair, from a financial point of view, to the WPZ Public Unitholders.

•	The terms of the Merger Agreement, principally:

•	the provisions requiring Williams to hold a stockholder meeting as soon as practicable to approve the issuance of Williams Common Stock in connection with the Merger, even in the event the Williams Board changes its recommendation with respect to such approval;

•	the break-up fee of up to $410 million payable by Williams in quarterly cash installments in connection with termination of the Merger Agreement as a result of a change in recommendation by the Williams Board or as a result of the failure to obtain the requisite Williams stockholder approval following a change in recommendation by the Williams Board, as well as a provision that requires the fee be paid under certain circumstances if an alternative proposal for Williams has been made public prior to the termination of the Merger Agreement and Williams enters into or closes a sale of itself to the person that made such proposal within twelve months of terminating the Merger Agreement;

•	Williams’ obligation to reimburse certain of Williams Partners’ expenses in connection with the termination of the Merger Agreement as a result of a material uncured breach by Williams under the Merger Agreement;

•	the operating covenants of Williams providing protection to WPZ Public Unitholders by restricting Williams’ and the WPZ General Partner’s ability to take certain actions prior to the closing of the Merger, including a restriction on Williams soliciting or entering into alternative acquisition proposals for Williams subject to limited exceptions;

•	the prohibition against Williams’ and its subsidiaries’ revocation or diminishment of the authority of the WPZ Conflicts Committee and the prohibition against Williams’ and its subsidiaries’ removal of any member of the WPZ Conflicts Committee without the consent of the WPZ Conflicts Committee prior to the closing of the Merger;

•	any amendments to, waivers of or termination of the merger agreement by WPZ require the approval of the WPZ Conflicts Committee; and

•	limited conditions and exceptions to the closing conditions, including the absence of any required regulatory approvals.

•	The probability that Williams Partners and Williams will be able to consummate the Merger is significantly increased by the Support Agreement, requiring Williams Gas Pipeline to provide a written consent in favor of the Merger Agreement, which is the only Williams Partners’ unitholder approval required to be obtained.

•	The WPZ Conflicts Committee’s evaluation of alternative transaction structures (including maintaining the status quo) between Williams Partners and Williams and its conclusion that none of these alternatives is more attractive than the Merger. Also, the WPZ Conflicts Committee’s belief that there are no viable alternative transactions for WPZ in lieu of a transaction with Williams, in light of the controlling position of Williams through an indirect ownership of the WPZ General Partner and 73.8% of the WPZ Common Units and Williams’ stated unwillingness to sell its ownership of the WPZ General Partner and its WPZ Common Units.

•	The WPZ Conflicts Committee’s retention of independent financial and legal advisors with knowledge and experience with respect to public merger and acquisition transactions, MLPs, Williams Partners’ and Williams’ industry generally, and Williams Partners and Williams particularly, as well as substantial experience advising MLPs and other companies with respect to transactions similar to the Merger.

The WPZ Conflicts Committee considered the following factors to be generally negative or unfavorable in making its determination that the Merger Agreement and the transactions contemplated thereby are in the best interests of Williams Partners and the WPZ Public Unitholders:

•	The Merger will be a taxable transaction to WPZ Public Unitholders for U.S. federal and state income tax purposes. Depending on each WPZ Public Unitholder’s individual tax situation, the unitholder’s tax obligations resulting from the Merger may be significant, and no cash will be paid to the WPZ Public Unitholders as part of the Merger Consideration to offset such obligations. However, the WPZ Public Unitholders’ aggregate tax obligations resulting from the Merger is expected to be mitigated to some extent because a large proportion of the unitholders recently acquired their WPZ Common Units and many of the unitholders have suspended passive losses available to offset a substantial portion of the taxable gain that will be recognized in the Merger.

•	For many WPZ Public Unitholders, the portion of the dividends on Williams common stock that constitutes taxable income will likely be higher than the portion of their distributions on WPZ common units that constituted taxable income.

•	Following the Merger, the income of the resulting combined entity will be subject to double taxation (at the combined company and shareholder levels) for U.S. federal income tax purposes, while the income of Williams Partners is currently subject to only one level of tax (at the unitholder level). However, the reduced corporate income tax rates implemented by Tax Reform enacted by the TCJA slightly narrowed the differential between the overall tax imposed on earnings from corporations and earnings from partnerships.

•	Each share of Williams Common Stock is expected to pay a lower dividend over the medium term as compared to the expected distribution on each WPZ Common Unit.

•

The WPZ Conflicts Committee was not authorized to, and did not, conduct an auction process or other solicitation of interest from third parties for the acquisition of Williams Partners. Williams indicated that (among acquisition or merger alternatives considered) it was interested only in a business combination with

Williams Partners and that it was not interested in disposing of its controlling interest in Williams Partners to a third party at such time. Because of this, and because Williams indirectly controls Williams Partners, it was considered unrealistic to expect or pursue an unsolicited third-party acquisition proposal or offer for the assets or control of Williams Partners, and unlikely that the WPZ Conflicts Committee could conduct a meaningful auction for the acquisition of the assets or control of Williams Partners.

•	Because the Merger is subject to the approval of holders of a majority of the outstanding WPZ Common Units, and the Williams Parties own a majority of the outstanding WPZ Common Units and have agreed to vote in favor of the Merger proposal, the affirmative vote of WPZ Public Unitholders is not needed to approve the Merger proposal.

•	The Exchange Ratio is fixed, and therefore the value of the consideration payable to WPZ Public Unitholders based on the ratio will decrease in the event that the market price of Williams Common Stock decreases relative to any change in the market price of WPZ Common Units prior to the closing of the Merger.

•	The risk that the potential benefits sought in the Merger might not be fully realized.

•	The Merger may not be completed in a timely manner, or at all, which could result in significant costs and disruption to Williams Partners’ normal business and a decline in the trading price of WPZ Common Units.

•	Certain terms of the Merger Agreement, principally the provisions allowing the Williams Board to withdraw or change its recommendation in the event of a qualifying alternative acquisition proposal or intervening event if the Williams Board makes a good faith determination that the failure to change its recommendation would be reasonably likely to be inconsistent with its fiduciary duties to Williams Stockholders, and the limited pre-closing restrictions on Williams with regard to its business and issuance of equity, despite WPZ Public Unitholders receiving shares of Williams Common Stock in the Merger, the value of which will reflect such changes in such business and equity issuances.

•	The Support Agreement obligates the Williams Parties to submit a written consent in favor of the Merger Agreement, even in the event the WPZ Conflicts Committee or the WPZ Board no longer support approval of the Merger Agreement.

•	The WPZ Conflicts Committee did not have ultimate authority to determine whether to proceed with the Merger and the WPZ Board retained the right to move forward with the Merger even in the absence of Special Approval by the WPZ Conflicts Committee.

•	WPZ Public Unitholders are not entitled to dissenters’ or appraisal rights under the Merger Agreement, Williams Partners’ limited partnership agreement or Delaware law.

•	WPZ Public Unitholders will be foregoing the potential benefits that would be realized by remaining unitholders of Williams Partners on a standalone basis.

•	Litigation may occur in connection with the Merger and such litigation may increase costs and result in a diversion of management focus.

•	Some of the executive officers and directors of Williams Partners have interests in the Merger that are different from, or in addition to, the interests of WPZ Public Unitholders generally.

In addition to the factors described above, the WPZ Conflicts Committee considered the following procedural factors in making its determination that the Merger Agreement and the transactions contemplated thereby are in the best interests of Williams Partners and the WPZ Public Unitholders:

•	The members of the WPZ Conflicts Committee have served on the WPZ Board and are familiar with, and understand, the businesses, assets, liabilities, results of operations, financial condition and competitive positions and prospects of Williams Partners and the WPZ General Partner.

•	The compensation of the members of the WPZ Conflicts Committee is in no way contingent on their approving the Merger Agreement or the Merger, and the members of the WPZ Conflicts Committee will not personally benefit from the consummation of the Merger in a manner different from the WPZ Public Unitholders.

•	The members of the WPZ Conflicts Committee have not been requested to serve on the Williams Board after the Merger.

•	While no specific issues came to the attention of the WPZ Conflicts Committee with respect to information it was provided, the WPZ Conflicts Committee was aware that Williams, as the control party of Williams Partners, controlled the delivery and presentation of information the WPZ Conflicts Committee received for purposes of evaluating the Merger and the fairness of the Merger Consideration to the WPZ Public Unitholders.

•	The WPZ Conflicts Committee had no obligation to recommend any transaction, including the proposal put forth by Williams.

After taking into account all of the factors set forth above, as well as others, the WPZ Conflicts Committee concluded that the potential benefits of the Merger outweighed any negative or unfavorable considerations and determined that the Merger Agreement and the transactions contemplated thereby are in the best interests of Williams Partners and the WPZ Public Unitholders.

The foregoing discussion is not intended to be exhaustive but is intended to address the material information and principal factors considered by the WPZ Conflicts Committee in considering the Merger. In view of the number and variety of factors and the amount of information considered, the WPZ Conflicts Committee did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the WPZ Conflicts Committee did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of the WPZ Conflicts Committee may have given different weights to different factors. The WPZ Conflicts Committee made its recommendation based on the totality of information presented to, and the investigation conducted by, the WPZ Conflicts Committee. It should be noted that certain statements and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Information Regarding Forward-Looking Statements.”

Unaudited Financial Projections of Williams and Williams Partners

In connection with the proposed Merger, management of Williams provided projections relating to Williams and Williams Partners that included future financial and operating performance. The projections were prepared for Williams and Williams Partners on a stand-alone basis, and reflected the anticipated impact of the FERC Announcement during the periods presented. These non-public projections were provided to Evercore for use and consideration in its financial analysis and in preparation of its opinion to the WPZ Conflicts Committee and to Morgan Stanley for use and consideration in its financial analysis and in preparation of its opinion to the Williams Board. A summary of these projections is included below to give holders of WPZ Public Units and Williams Common Stock access to certain non-public unaudited prospective financial information that was made available to Evercore, Morgan Stanley, the WPZ Conflicts Committee, the WPZ Board, and the Williams Board in connection with the proposed Merger.

You should be aware that uncertainties are inherent in prospective financial information of any kind. None of Williams or Williams Partners or any of their affiliates, advisors, officers, directors, or representatives has made or makes any representation or can give any assurance to any WPZ Unitholder or Williams Stockholder, or any other person regarding the ultimate performance of Williams Partners or Williams compared to the summarized information set forth below or that any such results will be achieved.

The summary projections set forth below summarize the projections made available to the legal and financial advisors to each of the parties to the transaction. The inclusion of the following summary projections in this joint consent statement/proxy statement/prospectus should not be regarded as an indication that Williams Partners, Williams, or their respective representatives considered or consider the projections to be a reliable or accurate prediction of future performance or events, and the summary projections set forth below should not be relied upon as such.

The Williams and Williams Partners projections summarized below were prepared by employees of Williams. The Williams and Williams Partners projections were only prepared for internal planning purposes and not with a view toward public disclosure or toward compliance with GAAP, the published guidelines of the SEC, or the guidelines established by the American Institute of Certified Public Accountants. None of Ernst & Young LLP (“Ernst & Young”), PricewaterhouseCoopers LLP (“PwC”), or Deloitte & Touche LLP (“DT”), nor any other independent registered public accounting firm has audited, reviewed, compiled, examined or performed any procedures with respect to the prospective financial information contained in the projections, and accordingly, none of Ernst & Young, PwC, or DT expresses an opinion or any other form of assurance with respect thereto. The Ernst & Young reports incorporated by reference into this joint consent statement/proxy statement/prospectus with respect to Williams Partners relate to historical financial information of Williams Partners and the PwC and DT reports incorporated by reference into this joint consent statement/proxy statement/prospectus with respect to Gulfstream relate to historical financial information of Gulfstream. Such reports do not extend to the projections included below and should not be read to do so. Neither the WPZ Board nor the Williams Board prepared, and none of the WPZ Board, the WPZ Conflicts Committee, the WPZ General Partner, Williams Partners, or the Williams Board gives any assurance regarding, the summarized information.

The internal financial projections of Williams and Williams Partners are, in general, prepared primarily for internal use. Such internal financial forecasts are inherently subjective in nature, susceptible to interpretation and, accordingly, such forecasts may not be achieved. The internal financial forecasts also reflect numerous assumptions made by management, including material assumptions that may not be realized and are subject to significant uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of the preparing party. Williams management, consistent with past presentations to the WPZ Board and public guidance representations, develops its financial forecasts according to several criteria, including commodity price sensitivities. Additionally, prospective mergers and acquisitions and any prospective projects were excluded from the financial projections. Accordingly, there can be no assurance that the assumptions made in preparing the internal financial forecasts upon which the foregoing projected financial information was based will prove accurate. There will be differences between actual and forecasted results, and the differences may be material. The risk that these uncertainties and contingencies could cause the assumptions to fail to be reflective of actual results is further increased due to the length of time in the future over which these assumptions apply. Any inaccuracy of assumptions and projections in early periods could have a compounding effect on the projections shown for the later periods. Thus, any failure of an assumption or projection to be reflective of actual results in an early period could have a greater effect on the projected results failing to be reflective of actual events in later periods.

All of these assumptions involve variables making them difficult to predict, and some are beyond the control of Williams Partners and Williams. Although Williams’ management believes that there was a reasonable basis for its projections and underlying assumptions, any assumptions for near-term projected cases remain uncertain, and the risk of inaccuracy increases with the length of the forecasted period. The projections are forward-looking statements and are subject to risks and uncertainties. See “Information Regarding Forward-Looking Statements.”

In developing the projections, Williams’ management made numerous material assumptions with respect to Williams and Williams Partners for the period from 2018 to 2020, including:

•	organic growth opportunities, and the amounts and timing of related capital expenditures and related operational cash flows;

•	outstanding debt during applicable periods, and the availability and cost of capital;

•	the cash flow from existing assets and business activities;

•	the anticipated impact of the FERC Announcement;

•	the prices and production of, and demand for crude oil, natural gas, NGLs and other hydrocarbon products, which could impact volumes and margins; and

•	other general business, market, and financial assumptions.

The summarized projected financial information set forth below was based on Williams’ and Williams Partners’ stand-alone projected results for 2018 through 2020, and, therefore include the estimated impact of the FERC Announcement.

	Year ended December 31,(1)
	2018	2019	2020
	(Millions of dollars, other than per share/unit amounts)
Williams Partners FERC Impacted Adjusted EBITDA (2)	$4,521	$4,918	$5,004
William Partners FERC Impacted distributable cash flow (3)	2,963	3,205	3,359
Williams Partners cash distributions per limited partner unit	2.54	2.70	2.84
Williams Partners FERC Impacted coverage ratio (4)	1.21x	1.22x	1.21x
Williams total cash available for dividend (5)	1,541	1,764	1,834
Williams dividends per share	1.36	1.52	1.60

(1)	The summarized projected financial information includes the impact of the FERC Announcement. If the impact of the FERC Announcement were excluded, the financial projections for Williams Partners’ would be: (i) Adjusted EBITDA of $5.083 billion and $5.169 billion for the years ended December 31, 2019 and December 31, 2020, respectively, (ii) distributable cash flow of $3.373 billion and $3.534 billion for the years ended December 31, 2019 and December 31, 2020, respectively, and (iii) coverage ratio of 1.28x and 1.27x for the years ended December 31, 2019 and December 31, 2020, respectively.
(2)	Adjusted EBITDA is a non-GAAP measure of financial performance and is defined as net income (loss) before income tax expense, net interest expense, equity earnings from equity-method investments, other net investing income, impairments of equity investments and goodwill, depreciation and amortization expense, and accretion expense associated with asset retirement obligations for nonregulated operations. Adjusted EBITDA also includes Williams Partners’ proportional ownership share (based on ownership interest) of Adjusted EBITDA of equity-method investments and further excludes items of income or loss that Williams Partners’ characterizes as unrepresentative of its ongoing operations.
(3)	Distributable cash flow is a non-GAAP measure of financial performance and is defined as Adjusted EBITDA less maintenance capital expenditures, cash portion of net interest expense, income attributable to noncontrolling interests and cash income taxes, plus WPZ restricted stock unit non-cash compensation expense and certain other adjustments that management believes affects the comparability of results. Adjustments for maintenance capital expenditures and cash portion of interest expense include Williams Partners’ proportionate share of these items of its equity-method investments.
(4)	Coverage ratio is a non-GAAP measure of financial performance and is the ratio of distributable cash flow to the total cash distributed. The measure reflects the amount of distributable cash flow relative to Williams Partners’ cash distributions.
(5)	Total cash available for dividend is a non-GAAP measure of financial performance and is defined as cash received from Williams’ ownership in Williams Partners and Adjusted EBITDA from Williams’ Other segment, less interest, taxes and maintenance capital expenditures associated with Williams’ Other segment.

NEITHER WILLIAMS PARTNERS NOR WILLIAMS INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE SUCH PROSPECTIVE FINANCIAL INFORMATION WAS PREPARED OR TO REFLECT THE OCCURRENCE OF SUBSEQUENT EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Opinion of Evercore — Financial Advisor to the WPZ Conflicts Committee

The WPZ Conflicts Committee retained Evercore to act as its financial advisor in connection with evaluating the proposed Merger. At the request of the WPZ Conflicts Committee at a meeting of the WPZ Conflicts Committee held on May 16, 2018, Evercore rendered its oral opinion to the WPZ Conflicts Committee (subsequently confirmed in writing) that, as of May 16, 2018, based upon and subject to the assumptions made, procedures followed, matters considered, qualifications and limitations on the scope of review undertaken by Evercore in connection with the preparation of its opinion as set forth therein, the Merger Consideration to be received by the WPZ Public Unitholders pursuant to the Merger Agreement was fair, from a financial point of view, to the WPZ Public Unitholders.

The opinion speaks only as of the date it was delivered and not as of the time the Merger will be completed or any other date. The opinion does not reflect changes that may occur or may have occurred after May 16, 2018, which could alter the facts and circumstances on which Evercore’s opinion was based. It is understood that subsequent events may affect Evercore’s opinion, but Evercore does not have any obligation to update, revise or reaffirm its opinion.

The full text of the written opinion of Evercore, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations of the review undertaken in rendering its opinion, is attached hereto as Annex B. You are urged to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was directed to the WPZ Conflicts Committee (in its capacity as such), and only addressed the fairness, from a financial point of view, as of May 16, 2018, to the WPZ Public Unitholders of the Merger Consideration to be received by the WPZ Public Unitholders pursuant to the Merger Agreement. Evercore’s opinion did not address any other term, aspect or implications of the Merger. Neither Evercore’s opinion, the summary of such opinion nor the related analyses set forth in this joint consent statement/proxy statement/prospectus are intended to be, and they do not constitute, a recommendation to the WPZ Conflicts Committee or to any other person in respect of the Merger or any other matter, including as to how any holder of WPZ Common Units should act or vote in respect of the Merger. The summary of Evercore’s opinion set forth in this joint consent statement/proxy statement/prospectus is qualified in its entirety by reference to the full text of the written opinion.

In connection with rendering its opinion and performing its related financial analyses, Evercore, among other things:

•	reviewed certain publicly available historical business and financial information relating to Williams Partners and Williams that Evercore deemed relevant, including the Annual Report on Form 10-K for the year ended December 31, 2017, Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 and certain Current Reports on Form 8-K, in each case as filed with or furnished to the U.S. Securities and Exchange Commission by Williams Partners and Williams;

•	reviewed certain non-public projected financial and operating data relating to Williams Partners and Williams prepared and furnished to Evercore by management of Williams;

•	discussed the current operations of Williams Partners and Williams and the historical and projected financial and operating data and assumptions relating to Williams Partners and Williams with management of Williams;

•	reviewed publicly available research analyst estimates for Williams Partners’ and Williams’ future financial performance on a standalone basis;

•	performed discounted distribution / dividend analysis on Williams Partners and Williams based on forecasts and other data provided by management of Williams;

•	reviewed the financial metrics of certain historical transactions that Evercore deemed relevant and compared them to the forecasts and other data provided by management of Williams;

•	compared the trading performance of Williams Partners and Williams with the trading performance of public issuers that Evercore deemed relevant;

•	reviewed the premiums paid in certain historical transactions that Evercore deemed relevant and compared such premiums to those implied by the Merger;

•	reviewed a draft of the Merger Agreement, dated May 15, 2018;

•	reviewed a draft of the Support Agreement, dated May 15, 2018; and

•	performed such other analyses and examinations, reviewed such other information and considered such other factors that Evercore deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore and upon the assurances of the management of Williams Partners that they were not aware of any relevant information that has been omitted or that remains undisclosed to Evercore, and Evercore assumed no liability therefor. With respect to the projected financial and operating data relating to Williams Partners and Williams, Evercore assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the respective managements of Williams Partners and Williams as to the future financial performance of Williams Partners and Williams, as applicable, under the assumptions stated therein. Evercore expressed no view as to the projected financial and operating data or any judgments, estimates or assumptions on which they were based. Evercore relied at the WPZ Conflicts Committee’s direction, without independent verification, upon the assessments of the management of each of Williams Partners and Williams as to the future financial and operating performance of Williams Partners and Williams.

For purposes of rendering its opinion, Evercore assumed, in all respects material to its analysis, that the Merger Agreement, the Support Agreement and any other related agreement (collectively, the “Transaction Agreements”) would be executed and delivered in the draft forms reviewed by Evercore, that the representations and warranties of each party contained in the Transaction Agreements (in the draft forms reviewed by Evercore) were true and correct in all material respects, that each party would perform all of the covenants and agreements required to be performed by it under the Transaction Agreements and applicable law and the governing documents of each of Williams Partners and Williams, including, but not limited to, the cancellation and retirement of WPZ Common Units owned by Williams Partners (collectively, the “Merger Related Actions”), and that all conditions to the consummation of the Merger, including the Merger Related Actions and transactions related to the Transaction Agreements, would be satisfied without material waiver or modification thereof. Evercore further assumed, with the WPZ Conflicts Committee’s consent, that the Merger and transactions related to the Transaction Agreements would be consummated in accordance with their terms, without waiver, modification or further amendment of any material term, condition or agreement and that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger and transactions related to the Transaction Agreements would be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Williams Partners, Williams, the consummation of the Merger or any transactions related to the Transaction Agreements, or materially reduce the benefits of the Merger to Williams Partners. Evercore assumed the final versions of all documents reviewed by it in draft form will conform in all material respects to the drafts reviewed by it.

Evercore did not make nor did it assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of Williams Partners or Williams, nor was Evercore furnished with any such appraisals, nor did it evaluate the solvency or fair value of Williams Partners or Williams under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion is necessarily based upon information made available to it as of the date of its opinion and financial, economic, monetary, market, regulatory and other conditions and circumstances as they existed and as could be evaluated on the date thereof.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness, from a financial point of view, to the WPZ Public Unitholders of the Merger Consideration to be received by the WPZ Public Unitholders pursuant to the Merger Agreement. Evercore did not express any view on, and its opinion did not address, the fairness of the Merger to any other persons or the holders of any other securities, creditors or other constituencies of Williams Partners, nor any view as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Williams Partners or any of the other parties to the Merger Agreement or any affiliates thereof, or any classes of such persons, whether relative to the Merger Consideration or otherwise. In addition, Evercore’s opinion did not address any tax consequences of the Merger to any WPZ Public Unitholder. Evercore assumed that any modification to the structure of the Merger would not vary in any respect material to its analysis. Evercore’s opinion did not address the relative merits of the Merger as compared to other business or financial strategies that might be available to Williams Partners or Williams, nor did it address the underlying business decision of Williams Partners to engage in the Merger. Evercore’s opinion did not constitute a recommendation to the WPZ Conflicts Committee or to any other persons in respect of the Merger. Evercore expressed no opinion as to the price at which the WPZ Common Units or Williams Common Stock will trade at any time. The opinion noted that Evercore is not a legal, regulatory, accounting or tax expert and that Evercore assumed the accuracy and completeness of assessments by the management of Williams Partners and their advisors with respect to legal, regulatory, accounting and tax matters.

Set forth below is a summary of the material financial analyses performed by Evercore and reviewed with the WPZ Conflicts Committee on May 16, 2018, in connection with rendering its opinion to the WPZ Conflicts Committee. Each analysis was provided to the WPZ Conflicts Committee. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. In connection with arriving at its opinion, Evercore considered all of its analyses as a whole, and the order of the analyses described and the results of these analyses do not represent any relative importance or particular weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data (including the closing prices for WPZ Common Units and shares of Williams Common Stock) that existed on May 16, 2018, and is not necessarily indicative of current market conditions.

The following summary of financial analyses includes information presented in tabular format. These tables must be read together with the text of each summary in order to fully understand the financial analyses performed by Evercore. The tables alone do not constitute a complete description of the financial analyses performed by Evercore. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Evercore’s financial analyses.

Valuation of Williams Partners

Discounted Distribution Analysis

Evercore performed a discounted distribution analysis for Williams Partners based on the projections provided by Williams Partners’ management. Evercore based this analysis on (a) the sum of the present value of Williams Partners’ projected distributions per WPZ Common Unit on a stand-alone basis from the second half of 2018 through year-end 2020 and (b) the present value of the terminal value determined as the quotient of Williams Partners’ projected 2020 distributions per WPZ Common Unit and the projected yield on WPZ Common Units in 2020.

For this analysis, Evercore assumed a range of terminal yields from 6.0% to 8.0% based upon the distribution yield range at which WPZ Common Units traded during the 52-week period prior to May 16, 2018. Evercore also assumed cost of equity discount rates for Williams Partners of 8.0% to 9.0% (based on a capital asset pricing model (“CAPM”)) and 12.5% to 13.5% (based on total expected market return).

After giving effect to such discounting, this analysis resulted in a range of implied values per WPZ Common Unit of $34.71 to $45.21 based on CAPM, and $31.66 to $41.11 based on total expected market return.

Evercore derived its ranges of discount rates and terminal yields based on, among other things, its professional judgment and experience, including its understanding of the size, relative profitability and expected growth of Williams Partners and the selected peer partnerships to which Evercore compared Williams Partners in the Williams Partners Peer Group Trading Analysis and the multiples and discount rates of those peer partnerships. Evercore’s calculations reflect its review of the full range of discount rates and terminal yields implied by the comparable peer partnerships rather than the application of a mathematical mean or median.

Peer Group Trading Analysis

Evercore performed a peer group trading analysis of Williams Partners by reviewing and comparing the market values and trading multiples of the following 14 publicly traded partnerships that Evercore deemed to have certain characteristics that are similar to Williams Partners, such as market value, asset base and other characteristics:

Large-Cap Diversified MLPs

•	Enbridge Energy Partners, L.P.

•	Energy Transfer Partners, L.P.

•	Enterprise Products Partners L.P.

•	MPLX LP

•	Plains All American Pipeline, L.P.

•	Spectra Energy Partners, LP

FERC-Regulated Natural Gas Pipeline MLPs

•	Boardwalk Pipeline Partners, LP

•	Dominion Midstream Partners, LP

•	EQT Midstream Partners, LP

•	TC PipeLines, LP

Gathering & Processing MLPs Greater Than $2.0 Billion Equity Market Value

•	Antero Midstream Partners LP

•	DCP Midstream Partners, LP

•	EnLink Midstream Partners, LP

•	Western Gas Partners, LP

Although the peer group was compared to Williams Partners for purposes of this analysis, no partnership used in the peer group analysis is identical or directly comparable to Williams Partners. In order to calculate peer group trading multiples, Evercore relied on publicly available filings with the SEC and equity research analyst estimates.

For each of the peer group partnerships, Evercore calculated the following trading multiples for the Large-Cap Diversified MLPs, FERC-Regulated Natural Gas Pipeline MLPs and Gathering & Processing MLPs Greater Than $2.0 Billion Equity Market Value:

•	enterprise value/2018E EBITDA, which is defined as market value of equity, plus debt, preferred equity and minority interest, less cash (“enterprise value”), divided by estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the calendar year 2018;

•	enterprise value/2019E EBITDA, which is defined as enterprise value divided by estimated EBITDA for the calendar year 2019;

•	current distribution yield;

•	expected distribution yield for the calendar year 2018;

•	expected distribution yield for the calendar year 2019;

•	distribution growth; and

•	total expected market return.

The mean and median trading multiples of the three peer trading groups are set forth below. The table also includes relevant multiple ranges selected by Evercore based on the resulting range of multiples and certain other considerations related to the specific characteristics of the Partnership noted by Evercore.

Large-Cap Diversified MLPs Benchmark	Mean	Median
EV/2018E EBITDA	11.3x	11.7x
EV/2019E EBITDA	10.6x	11.0x
Distribution Yield – Current	8.9%	8.1%
Distribution Yield – 2018E	9.0%	8.3%
Distribution Yield – 2019E	9.3%	8.7%
Distribution Growth	3.8%	2.6%
Total Expected Market Return	12.6%	13.4%

FERC-Regulated Natural Gas Pipeline MLPs Benchmark	Mean	Median
EV/2018E EBITDA	8.5x	8.3x
EV/2019E EBITDA	7.6x	8.0x
Distribution Yield – Current	7.8%	8.6%
Distribution Yield – 2018E	8.0%	9.1%
Distribution Yield – 2019E	8.5%	9.9%
Distribution Growth	7.5%	9.6%
Total Expected Market Return	16.6%	18.9%

Gathering & Processing MLPs Greater Than $2.0 Billion Equity Market Value Benchmark	Mean	Median
EV/2018E EBITDA	10.1x	10.1x
EV/2019E EBITDA	8.7x	8.7x
Distribution Yield – Current	7.5%	7.5%
Distribution Yield – 2018E	7.8%	7.6%
Distribution Yield – 2019E	8.3%	8.0%
Distribution Growth	7.1%	4.2%
Total Expected Market Return	14.6%	12.5%

Based on its review of the peer groups and Evercore’s professional judgment, Evercore selected enterprise value multiple ranges of 9.0x – 11.0x to 2018E EBITDA and 8.25x to 10.25x to 2019E EBITDA.

Evercore applied the relevant multiples to Williams Partners’ projected 2018E and 2019E Adjusted EBITDA from the projections of Williams Partners’ management (see “The Merger—Unaudited Financial Projections of Williams and Williams Partners”) to determine a selected enterprise value range of $40,686 million to $49,727 million for year-end 2018, and $40,577 million to $50,414 million for year-end 2019. After adjusting for net debt and minority interest as of March 31, 2018 and WPZ Common Units outstanding as of April 30, 2018, Evercore determined an implied equity value per WPZ Common Unit range of $23.35 per WPZ Common Unit to $32.61 per WPZ Common Unit for year-end 2018 and $23.24 per WPZ Common Unit to $33.32 per WPZ Common Unit for year-end 2019.

Precedent M&A Transactions Analysis

Evercore reviewed selected publicly available information for FERC-regulated natural gas pipeline transactions announced between August 2012 and February 2018 and selected 21 transactions involving assets that Evercore deemed to have certain characteristics that are similar to those of Williams Partners’ FERC-regulated natural gas pipelines, although Evercore noted that none of the selected transactions or the selected entities that participated in the selected transactions were directly comparable to the Merger or Williams Partners. Evercore also reviewed selected publicly available information for natural gas gathering and processing transactions announced between February 2016 and April 2018 and selected 26 transactions involving assets that Evercore deemed to have certain characteristics that are similar to those of Williams Partners’ natural gas gathering and processing assets, although Evercore noted that none of the selected transactions or the selected entities that participated in the selected transactions were directly comparable to the Merger or Williams Partners.

Based on a review of the full range of historical enterprise value to EBITDA multiples paid in the selected precedent transactions and its professional judgment, rather than the application of a mathematical mean or median, Evercore applied relevant EBITDA multiples ranging from 9.0x to 11.0x to determine a selected enterprise value range for Williams Partners’ Northeast G&P business segment of $9,945 million to $12,155 million for year-end 2018. Evercore also applied relevant EBITDA multiples ranging from 9.0x to 11.0x to determine a selected enterprise value range for Williams Partners’ Atlantic Gulf business segment of $17,280 million to $21,120 million for year-end 2018. Evercore also applied relevant EBITDA multiples ranging from 8.0x to 10.0x to determine a selected enterprise value range for Williams Partners’ West business segment of $12,504 million to $15,630 million for year-end 2018.

Evercore then conducted a sum-of-the-parts analysis and combined the individual enterprise value ranges for the Northeast G&P, Atlantic Gulf and West business segments to determine a selected enterprise value range for Williams Partners of $39,729 million to $48,905 million for year-end 2018. After adjusting for net debt and minority interest as of March 31, 2018 and WPZ Common Units outstanding as of April 30, 2018, Evercore determined an implied equity value per WPZ Common Unit range of $23.37 per WPZ Common Unit to $31.77 per WPZ Common Unit.

Valuation of Williams

Discounted Dividend Analysis

Evercore performed a discounted dividend analysis for Williams based on the projections provided by Williams’ management. Evercore based this analysis on (a) the sum of the present value of Williams’ projected dividends per share of Williams Common Stock on a stand-alone basis from the second half of 2018 through year-end 2020 and (b) the present value of the terminal value determined as the quotient of Williams’ projected 2020 dividends per share of Williams Common Stock and the projected yield on Williams Common Stock in 2020.

For this analysis, Evercore assumed a range of terminal yields from 4.0% to 6.0% based upon the dividend yield range at which Williams Common Stock traded during the 52-week period prior to May 16, 2018. Evercore also assumed cost of equity discount rates for Williams of 9.0% to 11.0% (based on CAPM) and 12.5% to 13.5% (based on total expected market return).

After giving effect to such discounting, this analysis resulted in a range of implied values per share of Williams Common Stock of $23.87 to $35.65 based on CAPM, and $22.66 to $33.06 based on total expected market return.

Evercore derived its ranges of discount rates and terminal yields based on, among other things, its professional judgment and experience, including its understanding of the size, relative profitability and expected growth of Williams and the selected peer companies and partnerships to which Evercore compared Williams in the Williams Peer Group Trading Analysis and the multiples and discount rates of those peer companies and partnerships. Evercore’s calculations reflect its review of the full range of discount rates and terminal yields implied by the comparable peer companies and partnerships rather than the application of a mathematical mean or median.

Peer Group Trading Analysis

Evercore performed a peer group trading analysis of Williams based on the peer group trading analysis-implied price per WPZ Common Unit for Williams Partners at year-end 2018 and year-end 2019 to determine an implied enterprise value range for Williams of $16,827 million to $23,503 million for year-end 2018 and $16,746 million to $24,010 million for year-end 2019. After adjusting for net debt as of March 31, 2018 and Williams Common Stock outstanding as of April 30, 2018, Evercore determined an implied equity value range per share of Williams Common Stock of $15.08 to $23.15 for year-end 2018, and $14.99 to $23.76 for year-end 2019.

Precedent M&A Transaction Analysis

Evercore performed a precedent transactions analysis of Williams based on the precedent transactions analysis-implied price per WPZ Common Unit for Williams Partners to determine an implied enterprise value range for Williams of $16,120 million to $22,896 million. After adjusting for net debt as of March 31, 2019 and shares of Williams Common Stock outstanding as of April 30, 2018, Evercore determined an implied equity value range per share of Williams Common Stock of $14.23 to $22.42.

Exchange Ratio Summary

Evercore analyzed the implied exchange ratios from the valuation techniques utilized for the valuation of Williams Partners and Williams. These valuation techniques included discounted distribution/dividend analysis based on CAPM and expected market return, peer group trading analysis and precedent M&A transaction analysis. The low to high exchange ratio using the discounted distribution/dividend analysis based on CAPM was 1.27x to 1.45x. The low to high exchange ratio using a discounted distribution/dividend analysis based on expected market return was 1.24x to 1.40x. The low to high exchange ratio using a peer group trading analysis was 1.41x to 1.55x for year-end 2018 and 1.40x to 1.55x for year-end 2019. The low to high exchange ratio using a precedent M&A transactions analysis was 1.42x to 1.57x.

Evercore compared the results of the foregoing analyses to the proposed exchange ratio of 1.494 shares of Williams Common Stock for each outstanding WPZ Public Unit and the potential exchange ratio of 1.513 shares of WMB Common Stock for each outstanding WPZ Public Unit if the Merger closes on or after the record date for the regular quarterly cash dividend on the Williams Common Stock that is paid or payable during the calendar quarter ending September 30, 2018. The Merger Consideration was within or above the range of the implied exchange ratios for each of the valuation techniques reviewed by Evercore.

General

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Evercore. The WPZ Conflicts Committee selected Evercore to provide financial advice in connection with its evaluation of the proposed Merger because of, among other reasons, Evercore’s experience, reputation and familiarity with the midstream sector of the energy industry and because its investment banking professionals have substantial experience in transactions similar to the Merger. In connection with the review of the Merger, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion to the WPZ Conflicts Committee. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the actual value of WPZ Common Units or the Williams Common Stock. No company or partnership used in the above analyses as a comparison is directly comparable to Williams Partners or Williams, and no precedent transaction used is directly comparable to the Merger. Furthermore, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, partnerships or transactions used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Williams Partners or Williams and their respective advisors.

Evercore prepared these analyses solely for the information and benefit of the WPZ Conflicts Committee and for the purpose of providing an opinion to the WPZ Conflicts Committee as to the fairness of the Merger Consideration, from a financial point of view, to the WPZ Public Unitholders. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates. The issuance of the opinion was approved by an opinion committee of Evercore.

Except as described above, the WPZ Conflicts Committee imposed no other restrictions or limitations on Evercore with respect to the investigations made or the procedures followed by Evercore in rendering its opinion. The Merger Consideration was determined through arm’s-length negotiations between the WPZ Conflicts Committee and Williams, and the WPZ Conflicts Committee approved the Merger Agreement and recommended the Merger Agreement to the WPZ Board for approval. Evercore provided advice to the WPZ Conflicts Committee during these negotiations. Evercore did not, however, recommend any specific Merger Consideration to the WPZ Conflicts Committee, the WPZ Board or Williams Partners or recommend that any specific Merger Consideration constituted the only appropriate consideration for the Merger. Evercore’s opinion was only one of many factors considered by the WPZ Conflicts Committee in evaluating the Merger and making its recommendation to the board of directors of the WPZ General Partner, and the opinion should not be viewed as determinative of the views of the WPZ Conflicts Committee with respect to the Merger.

Under the terms of Evercore’s engagement letter with the WPZ Conflicts Committee, Williams Partners agreed to pay Evercore a fee of $1,250,000 upon rendering its opinion, which was not contingent upon the conclusion of Evercore’s opinion or the consummation of the Merger. Evercore also received a fee of $250,000 upon execution of its engagement letter with the WPZ Conflicts Committee, and Evercore will be entitled to receive an additional fee of $1,500,000 if the Merger is consummated. In addition, Williams Partners has agreed to reimburse Evercore for its reasonable out-of-pocket expenses (including legal fees, expenses and disbursements) incurred in connection with its engagement and to indemnify Evercore and any of its members, partners, officers, directors, advisors, representatives, employees, agents, affiliates and controlling persons, if any, against certain liabilities and expenses arising out of its engagement, or to contribute to payments which any of such persons might be required to make with respect to such liabilities.

Evercore and its affiliates engage in a wide range of activities for their own accounts and the accounts of customers. In connection with these businesses or otherwise, Evercore and its affiliates and/or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products relating to Williams Partners, Williams and their respective affiliates and, accordingly, may at any time hold a long or short position in such securities or instruments.

During the past two years, no material relationship has existed between Evercore and its affiliates and Williams Partners, Williams or any of their respective affiliates pursuant to which compensation was received by Evercore or its affiliates as a result of such a relationship, other than WPZ Conflicts Committee’s December 2016 engagement of Evercore as its financial advisor with respect to Williams Partners’ issuance of WPZ Common Units to the WPZ General Partner in consideration for, among other things, the Incentive Distribution Rights Waiver (as defined below), for which services Evercore received total fees of $2,000,000 and reimbursement of certain expenses. Evercore may provide financial or other services to Williams Partners and/or Williams in the future and in connection with any such services may receive compensation. Evercore has not provided any services to Williams or any of its affiliates (other than the WPZ Conflicts Committee) in connection with the Merger.

Recommendation of the Williams Board and Its Reasons for the Merger

On May 16, 2018, the Williams Board determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, and in connection with the Merger, the Charter Amendment and Stock Issuance, are in the best interests of Williams and its stockholders, approved and declared advisable the Merger Agreement, the Charter Amendment, and the Stock Issuance, and resolved to submit the Charter Amendment and Stock Issuance to a vote of the Williams Stockholders and recommend approval of the adoption of the Charter Amendment and approval of the Stock Issuance.

The Williams Board considered many factors in making its determination and recommendation. The Williams Board consulted with its financial and legal advisors and viewed the following factors as being generally positive or favorable in coming to its determination and related recommendation:

•	The Merger is expected to be immediately accretive to Williams Stockholders.

•	The Merger (and related subsequent structuring by Williams) are expected to allow Williams to maintain the FERC income tax allowance in its cost-of-service rates.

•	The comprehensive overall assessment undertaken by management and the Board of alternative approaches to address the financial impact of the FERC Announcement and the ultimate conclusion that the Merger is the most attractive solution.

•	The Merger is anticipated (based on projections) to increase the Williams dividend coverage ratio from current levels, allowing excess cash to be re-invested in attractive capital projects.

•	The Merger is anticipated to enhance Williams’ growth profile. The Williams Board believes that the issuance of Williams Common Stock will in the future provide a more competitive cost of capital to pursue expansion projects and acquisitions as compared to funding projects and acquisitions through issuances of Williams Partners equity, as the Williams Partners equity is burdened with lower market capacity.

•	The Merger (and related subsequent structuring by Williams) are expected to simplify the Williams organizational structure and enhance Williams’ credit profile, resulting in one equity-holder base, one dividend policy, a uniform debt rating, and the elimination of the existing structural subordination of indebtedness among Williams and Williams Partners. The simplified structure is expected to lower costs and provide opportunities for synergies.

•	The Merger is expected to enable Williams to benefit from additional tax depreciation, which extends the period for which Williams is not expected to be a cash taxpayer through 2024.

•	Morgan Stanley rendered its oral opinion, subsequently confirmed by delivery of a written opinion, dated May 16, 2018, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in the written opinion, the Merger Consideration to be paid by Williams pursuant to the Merger Agreement was fair from a financial point of view to Williams.

•	The Williams Board has reviewed with its financial and legal advisors the financial and other terms of the Merger Agreement and related documents, including the conditions to the parties’ respective obligations and the termination provisions, including the contractual obligation of Williams Gas Pipeline to support the Merger.

•	The consummation of the Merger requires the approval of the Williams Stockholders. Under the Merger Agreement, the Williams Board may change its recommendation to the Williams Stockholders in connection with a Williams Designated Proposal or an Intervening Event, subject to a termination fee payable in certain circumstances (see “Williams Board Recommendation; No Shop; and Williams Adverse Recommendation Change” below).

•	The Williams Board is familiar with, and understands, the businesses, assets, liabilities, results of operations, financial condition, and competitive positions and prospects of Williams and Williams Partners.

The following factors are generally negative or unfavorable in making a determination and recommendation with respect to the Merger:

•	The Exchange Ratio is fixed (subject to adjustment if the Merger closes on or after , 2018) and therefore the value of the Merger Consideration payable to WPZ Public Unitholders will increase in the event that the market price of Williams Common Stock increases prior to the Closing.

•	There is risk that the potential benefits sought in the Merger might not be fully realized.

•	There is risk that Williams may be obligated to consummate the Merger even if there are material negative developments or events at Williams Partners between the signing of the Merger Agreement and the Closing.

•	There is a risk that Williams would be required to pay a termination fee to Williams Partners if the Merger Agreement is terminated under certain specified circumstances.

•	There is risk that the Merger might not be completed in a timely manner, or that the Merger might not be consummated at all as a result of a failure to satisfy the conditions contained in the Merger Agreement, including as a result of a failure to obtain Williams Stockholder Approval, and a failure to complete the Merger could negatively affect the trading price of Williams Common Stock.

•	Certain adjustments to the Merger Consideration and other changes to the Merger Agreement for the benefit of the WPZ Public Unitholders were negotiated by the WPZ Conflicts Committee.

After taking into account all of the factors set forth above, as well as others, the Williams Board concluded that the potential benefits of the Merger outweighed any negative or unfavorable considerations and determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, the Charter Amendment and the Stock Issuance, are in the best interests of Williams and its stockholders.

The foregoing discussion is not intended to be exhaustive, but is intended to address the material information and principal factors considered by the Williams Board in considering the Merger. In view of the number and variety of factors and the amount of information considered, the Williams Board did not find it practicable to, and did not make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the Williams Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of the Williams Board may have given different weights to different factors. The Williams Board made its recommendation based on the totality of information presented to, and the investigation conducted by, the Williams Board. It should be noted that certain statements and other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Information Regarding Forward-Looking Statements.”

Opinion of Morgan Stanley — Financial Advisor to the Williams Board

Williams retained Morgan Stanley to provide it with financial advisory services in connection with the Merger and to provide a financial opinion to the Williams Board. Williams selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of Williams. On May 16, 2018, at a meeting of the Williams Board, Morgan Stanley rendered its oral opinion, subsequently confirmed by delivery of a written opinion, dated May 16, 2018, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in the written opinion, the Merger Consideration to be paid by Williams pursuant to the Merger Agreement was fair from a financial point of view to Williams.

The full text of the written opinion of Morgan Stanley delivered to the Williams Board, dated as of May 16, 2018, is attached as Annex C to this joint consent statement/proxy statement/prospectus and is incorporated herein by reference in its entirety. Williams Stockholders should read Morgan Stanley’s opinion carefully and in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion was directed to the Williams Board, in its capacity as such, and addressed only whether the Merger Consideration to be paid by Williams pursuant to the Merger Agreement was fair from a financial point of view to Williams as of the date of such opinion. Morgan Stanley’s opinion did not address any other aspects or implications of the Merger. Morgan Stanley’s opinion did not in any manner address the price at which the Williams Common Stock would trade following the consummation of the Merger or at any time, and Morgan Stanley expressed no opinion or recommendation to any holder of shares of Williams Common Stock as to how such holder should vote at the Williams Special Meeting or whether to take any other action with respect to the Merger.

For purposes of rendering its opinion, Morgan Stanley, among other things:

1.	reviewed certain publicly available financial statements and other business and financial information of Williams Partners and Williams, respectively;

2.	reviewed certain internal financial statements and other financial and operating data concerning Williams Partners and Williams, respectively;

3.	reviewed certain financial projections prepared by the management of Williams;

4.	reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of Williams;

5.	discussed the past and current operations and financial condition and the prospects of Williams and Williams Partners, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of Williams, with senior executives of Williams;

6.	reviewed the pro forma impact of the Merger on Williams’ cash flow, consolidated capitalization and certain financial ratios;

7.	reviewed the reported prices and trading activity for the Williams Common Stock and the WPZ Common Units;

8.	compared the financial performance of Williams and Williams Partners and the prices and trading activity of the Williams Common Stock and the WPZ Common Units with that of certain other publicly-traded companies comparable with Williams and Williams Partners, respectively, and their securities;

9.	reviewed certain financial terms, to the extent publicly available, of certain comparable acquisition transactions;

10.	participated in certain discussions and negotiations among representatives of Williams and Williams Partners’ financial advisor;

11.	reviewed the Merger Agreement and certain related documents; and

12	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Williams, and formed a substantial basis for its opinion. With respect to the financial projections of Williams and Williams Partners provided by the management of Williams and the information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of Williams, Morgan Stanley assumed, with the consent of Williams, that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Williams of the future financial performance of Williams and Williams Partners, including the potential impact of the Revised Policy Statement on Treatment of Income Taxes by the Federal Energy Regulatory Commission (issued March 15, 2018) (the “Policy Statement”) and the recent changes in the U.S. tax laws and regulations pursuant to the TCJA on the future financial performance of Williams and Williams Partners, as to which Morgan Stanley expressed no view or opinion. Morgan Stanley further noted that (i) the actual and estimated financial and operating performance and the share price data that Morgan Stanley reviewed for the companies with publicly traded equity securities that Morgan Stanley deemed to be relevant and (ii) the financial terms of certain acquisition transactions that Morgan Stanley deemed relevant might not, in whole or in part, reflect the potential impact of the Policy Statement or the TCJA. In addition, Morgan Stanley assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the definitive Merger Agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Merger, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. Morgan Stanley noted that it is not a legal, tax, or regulatory advisor. Morgan Stanley noted that it is a financial advisor only and relied upon, without independent verification, the assessment of Williams and Williams’ legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. Morgan Stanley did not perform any tax assessment in connection with the Merger. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Williams Partners’ officers, directors or employees, or any class of such persons, relative to the consideration to be paid to the holders of the WPZ Common Units in the transaction. Morgan Stanley was not requested to make, and did not make, any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of Williams Partners or Williams, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of its opinion. Events occurring after the date of Morgan Stanley’s opinion may affect Morgan

Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses of Morgan Stanley

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion to the Williams Board, both provided as of May 16, 2018. The following summary is not a complete description of the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 11, 2018. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. Furthermore, mathematical analysis is not in itself a meaningful method of using the data referred to below.

In performing the financial analyses summarized below and in arriving at its opinion, at the direction of the Williams Board, Morgan Stanley utilized and relied upon certain financial projections relating to Williams Partners and Williams, provided by the management of Williams and which are described below. In addition, Morgan Stanley utilized and relied upon the number of issued and outstanding common units of Williams Partners and shares of common stock of Williams provided by management of Williams. For further information regarding the financial and operating projections, see the section entitled “The Merger — Unaudited Financial Projections of Williams and Williams Partners” beginning on page 48.

Comparative Companies Analysis

Using publicly available information, Morgan Stanley compared selected financial data of Williams Partners and Williams with similar data for selected publicly traded companies engaged in businesses which Morgan Stanley considered to be sufficiently analogous to Williams Partners or Williams.

For Williams Partners, the companies selected by Morgan Stanley (the “WPZ Peers”), were as follows:

•	Enterprise Products Partners L.P. (“EPD”)

•	Energy Transfer Partners L.P. (“ETP”)

•	MPLX LP (“MPLX”)

•	Plains All American Pipeline, L.P. (“PAA”)

•	Spectra Energy Partners, LP (“SEP”)

•	Western Gas Partners, LP (“WES”)

•	EnLink Midstream Partners, LP (“ENLK”)

•	Enable Midstream Partners, LP (“ENBL”)

For Williams, the companies selected by Morgan Stanley (the “WMB Peers”), were as follows:

•	Enbridge Inc. (“ENB”)

•	Energy Transfer Equity, L.P. (“ETE”)

•	EPD

•	TransCanada Corporation (“TRP”)

•	Kinder Morgan, Inc. (“KMI”)

•	ONEOK, Inc. (“OKE”)

•	Targa Resources Corp. (“TRGP”)

The companies selected as the WPZ Peers were selected because they have similar midstream asset profiles and are all publicly traded master limited partnerships. Those selected as WMB Peers have similar midstream asset profiles with significant trading liquidity and scale. The companies selected may be considered similar to Williams Partners and Williams based on the nature of their assets and operations; however, none of the companies selected is identical or directly comparable to Williams Partners or Williams, and certain of these companies may have characteristics that are materially different from those of Williams Partners and Williams. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than would affect Williams Partners or Williams.

For each company listed above, Morgan Stanley calculated and compared various financial multiples and ratios based on publicly available information as of May 11, 2018. For each of the following analyses performed by Morgan Stanley, estimated financial data for the selected companies were based on (except as otherwise noted) the Williams internal forecast provided to Morgan Stanley by Williams Management (the “WMB internal forecast”) (in the case of Williams and Williams Partners) and information obtained from S&P Capital IQ and broker estimates (“Wall Street consensus estimates”) (in the case of the other selected companies). The information Morgan Stanley calculated for each of the selected companies included:

•	Multiple of “aggregate value” (calculated as the market capitalization plus net debt, preferred equity and minority interest) to estimated EBITDA (calculated as earnings before interest, taxes, depreciation and amortization) for the years ending December 31, 2018, 2019 and 2020; and

•	Multiple of price (using the share or unit price, as applicable, as of May 11, 2018) to, with respect to the WPZ Peers and the WMB Peers, estimated distributable cash flow (“DCF”) per common unit (calculated by running total DCF through the peer entity’s distribution waterfall) or common share, respectively, for the years ending December 31, 2018, 2019 and 2020.

Results of the analysis for Williams Partners and Williams, respectively, are as follows:

Williams Partners

WPZ Peers

	Aggregate value / estimated EBITDA			Price / DCF per common unit
	2018E	2019E	2020E	2018E	2019E	2020E
EPD	13.1x	12.7x	12.2x	11.6x	11.3x	10.8x
ETP	9.5x	8.6x	8.4x	7.5x	7.1x	7.3x
MPLX	12.3x	11.2x	10.5x	10.4x	10.2x	9.6x
PAA	13.4x	12.0x	11.0x	11.6x	10.0x	9.0x
SEP	10.8x	10.7x	10.6x	9.8x	9.5x	9.1x
WES	13.4x	11.2x	10.3x	12.8x	11.4x	10.6x
ENLK	11.6x	10.8x	9.9x	9.4x	9.1x	8.6x
ENBL	10.1x	9.5x	9.1x	9.2x	9.0x	8.6x

Morgan Stanley also calculated the same financial multiples and ratios for Williams Partners at the market price as of May 11, 2018, based on the WMB internal forecast.

	Aggregate value / estimated EBITDA			Price / DCF per common unit
	2018E	2019E	2020E	2018E	2019E	2020E
WPZ	12.1x	10.7x	10.5x	11.5x	10.3x	9.8x

Williams

WMB Peers

	Aggregate value / estimated EBITDA			Price / DCF per common unit or share
	2018E	2019E	2020E	2018E	2019E	2020E
ENB	10.1x	9.4x	8.3x	8.8x	8.4x	7.2x
ETE	11.3x	10.2x	10.0x	11.2x	10.6x	9.4x
EPD	13.1x	12.7x	12.2x	11.6x	11.3x	10.8x
TRP	12.7x	11.6x	11.0x	12.8x	12.5x	12.0x
KMI	10.2x	9.8x	9.3x	7.9x	7.7x	7.1x
OKE	15.1x	14.1x	12.6x	15.5x	14.5x	13.3x
TRGP	14.3x	12.7x	11.1x	13.1x	12.5x	10.9x

Morgan Stanley also calculated the same financial multiples for Williams based on the WMB internal forecast.

	Aggregate value / estimated EBITDA			Price / DCF per common share
	2018E	2019E	2020E	2018E	2019E	2020E
WMB	11.8x	10.9x	10.4x	10.9x	9.6x	9.1x

Based on this analysis and its professional judgment, Morgan Stanley selected a reference range of Aggregate value / estimated EBITDA and Price / DCF per common unit or share as set out in the table below for each of Williams Partners and Williams for 2018, 2019 and 2020 and applied the reference range to the estimated EBITDA and DCF for each year for each of Williams and Williams Partners based on the WMB internal forecast. This analysis indicates the range of implied equity values set forth in the table below:

Williams Partners

	Reference range	Implied equity value per common unit
Aggregate value / estimated 2018 EBITDA	10.0x – 13.0x	$28 – $42
Aggregate value / estimated 2019 EBITDA	9.5x – 12.5x	$30 – $45
Aggregate value / estimated 2020 EBITDA	9.0x – 12.0x	$28 – $43
Price / estimated 2018 DCF per unit	9.5x – 12.0x	$29 – $37
Price / estimated 2019 DCF per unit	9.0x – 11.5x	$30 – $38
Price / estimated 2020 DCF per unit	8.5x – 11.0x	$29 – $38

Williams

	Reference range	Implied equity value per common share
Aggregate value / estimated 2018 EBITDA	10.5x – 14.0x	$19 – $39
Aggregate value / estimated 2019 EBITDA	10.0x – 13.0x	$21 – $39
Aggregate value / estimated 2020 EBITDA	9.5x – 12.5x	$19 – $38
Price / estimated 2018 DCF per share	10.0x – 13.0x	$23 – $30
Price / estimated 2019 DCF per share	9.5x – 12.5x	$25 – $33
Price / estimated 2020 DCF per share	9.0x – 11.0x	$24 – $30

The ranges of implied equity value per unit for Williams Partners were compared to Williams Partners’ closing unit price of $37.49 on May 11, 2018, and to Williams Partners’ unaffected closing unit price of $35.10 on March 15, 2018, and the range of implied equity value per share for Williams was compared to Williams’ closing share price of $27.14 on May 11, 2018.

No company utilized in the comparable companies analysis is identical to Williams or Williams Partners. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the control of Williams Partners or Williams. These include, among other things, the impact of competition on the businesses of Williams Partners, Williams and the industry generally, industry growth, and the absence of any material adverse change in the financial condition and prospects of Williams Partners, Williams or the industry, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Discounted Cash Flow Analysis

Morgan Stanley conducted a discounted cash flow analysis for the purpose of determining an implied equity value per unit for WPZ Common Units and an implied equity value per share for Williams Common Stock. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future levered after-tax free cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” The “levered after-tax free cash flows” refers to a calculation of the future after-tax cash flows of an asset including in such calculation any debt servicing costs. “Present value” refers to the current value of one or more future cash payments from the asset, which is referred to as that asset’s cash flows, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other appropriate factors. “Terminal value” refers to the capitalized value of all cash flows from an asset for periods beyond the final forecast period.

Morgan Stanley calculated the present value of levered after-tax free cash flows that each of Williams Partners and Williams is expected to generate during the period from June 30, 2018 through the end of 2020 using the WMB internal forecast for calendar year 2018 through the end of 2020.

Morgan Stanley also calculated a range of terminal values for each of Williams Partners and Williams at December 31, 2020 using two different methodologies. Firstly, a range of terminal values was calculated by applying a terminal growth rate ranging from 1.4% to 1.6% in the case of both Williams Partners and Williams, to the estimated final year levered free cash flow of each of Williams Partners and Williams to derive terminal values for each of Williams Partners and Williams. The levered after-tax free cash flows and range of terminal values for each company were then discounted to present values using a discount rate range of 7.9% to 9.9%, in the case of Williams Partners, and 8.2% to 10.2%, in the case of Williams, which ranges were chosen by Morgan Stanley based upon an analysis of the cost of equity of Williams Partners and Williams, respectively. The present value of the levered after-tax free cash flows and the range of terminal values for each company indicate the range of implied equity values set forth in the table below:

Implied equity value per common unit/share
WPZ	$29.44 – $37.90
WMB	$23.77 – $29.52

Secondly, a range of terminal values was calculated by applying a terminal exit multiple ranging from 10.0x to 12.5x for Williams Partners and 10.5x to 13.0x for Williams, to the estimated final year distributable free cash flow of each of Williams Partners and Williams to derive terminal values for each of Williams Partners and Williams. The levered after-tax free cash flows and range of terminal values for each company were then discounted to present values using a discount rate range of 7.9% to 9.9%, in the case of Williams Partners, and 8.2% to 10.2%, in the case of Williams, which ranges were chosen by Morgan Stanley based upon an analysis of the cost of equity of Williams Partners and Williams, respectively. The present value of the levered after-tax free cash flows and the range of terminal values for each company indicate the range of implied equity values set forth in the table below:

Implied equity value per common unit/share
WPZ	$29.84 – $40.98
WMB	$25.31 – $33.36

The ranges of implied equity value per unit for Williams Partners were compared to Williams Partners’ closing unit price of $37.49 on May 11, 2018, and to Williams Partners’ unaffected closing unit price of $35.10 on March 15, 2018, and the range of implied equity value per share for Williams was compared to Williams’ closing share price of $27.14 on May 11, 2018.

Distribution Discount Analysis

Morgan Stanley conducted a distribution discount analysis for the purpose of determining an implied fully diluted equity value per unit for WPZ Common Units and an implied fully diluted equity value per share for Williams Common Stock. A distribution discount analysis is a method of evaluating the equity value of a company using estimates of the future distributions or dividends to equityholders generated by the company and taking into consideration the time value of money with respect to those future distributions by calculating their present value.

Morgan Stanley calculated the present value of the future distributions to equityholders that each of Williams Partners and Williams is expected to generate during the period from June 30, 2018 through the end of 2020 using the Williams internal forecast for calendar year 2018 through the end of 2020 for use in Morgan Stanley’s analysis.

Morgan Stanley calculated the present value of the future distributions to equityholders that each of Williams Partners and Williams is expected to generate during the period from June 30, 2018 through the end of 2020 using the Williams internal forecast for calendar year 2018 through the end of 2020.

Morgan Stanley also calculated a range of terminal values for each of Williams Partners and Williams at December 31, 2020 by applying a range of terminal yields from 6.5% to 7.5% in the case of both Williams Partners and Williams to the normalized distribution of each of Williams Partners and Williams using an estimated coverage ratio of 1.2x for Williams Partners and 1.05x for Williams to derive a range of terminal period values for each of Williams Partners and Williams. The distribution streams and range of terminal values for each company were then discounted to present values using a discount rate range of 7.9% to 9.9%, in the case of Williams Partners, and 8.2% to 10.2%, in the case of Williams, which ranges were chosen by Morgan Stanley based upon an analysis of the cost of equity of Williams Partners and Williams, respectively. The range of implied equity values set forth in the table below:

Implied equity value per unit/share
WPZ	$36.05 – $42.52
WMB	$25.01 – $29.65

The range of implied equity value per unit for Williams Partners was compared to Williams Partners’ closing unit price of $37.49 on May 11, 2018, and to Williams Partners’ unaffected closing unit price of $35.10 on March 15, 2018, and the range of implied equity value per share for Williams was compared to Williams’ closing share price of $27.14 on May 11, 2018.

Relative Valuation Analysis

Based upon the (i) implied equity values for Williams Partners and Williams calculated in its comparative companies analysis described above, (ii) the implied equity values for Williams Partners and Williams calculated in its discounted cash flow analysis described above and (iii) the implied equity values for Williams Partners and Williams calculated in its distribution discount analysis described above, Morgan Stanley calculated an implied range of exchange ratios. For each comparison, Morgan Stanley compared the highest equity value for Williams Partners to the lowest equity value for Williams to derive the highest implied exchange ratio for WPZ Unitholders implied by each set of reference ranges. Morgan Stanley also compared the lowest equity value for Williams Partners to the highest equity value for Williams to derive the lowest implied exchange ratio for WPZ Unitholders implied by each set of reference ranges. The implied ranges of the exchange ratio resulting from this analysis were:

Implied Exchange Ratio
	Low	High
Public Companies Analysis
Aggregate value to 2018E EBITDA	0.734x	2.189x
Aggregate value to 2019E EBITDA	0.759x	2.108x
Aggregate value to 2020E EBITDA	0.747x	2.250x
Price to 2018E DCF	0.967x	1.588x
Price to 2019E DCF	0.902x	1.516x
Price to 2020E DCF	0.984x	1.556x
2H 2018E — 2021E distribution yield	1.216x	1.700x
DCF — Exit Multiple	0.997x	1.595x
DCF — Perpetual Growth Rate	0.895x	1.619x

The resulting implied ranges of the exchange ratio were then compared to the exchange ratio of 1.494x (and the potential adjusted exchange ratio of 1.513x) in the Merger.

Other

52-Week High / Low Exchange Ratio Trading Analysis

Morgan Stanley reviewed the 52-week trading range of the WPZ Common Unit price and the Williams Common Stock price for the period ending May 11, 2018. The reference ranges were as follows (rounded to the nearest $1.00):

WPZ
52-week high	$33.00
52-week low	$44.00
WMB
52-week high	$24.00
52-week low	$34.00

Morgan Stanley calculated (1) the ratio of the lowest 52-week closing unit price for Williams Partners to the highest 52-week closing stock price for Williams, and (2) the ratio of the highest 52-week closing unit price for Williams Partners to the lowest 52-week closing stock price for Williams to derive an implied exchange ratio range. The lowest implied exchange ratio was 0.972x and the highest implied exchange ratio was 1.836x, in each case as compared to the exchange ratio of 1.494x (and the potential adjusted 1.513x exchange ratio) in the Merger.

Morgan Stanley noted that the 52-week high/low historical trading analysis was presented merely for reference purposes only, and was not relied upon as a component of its opinion.

Analyst Price Targets

Morgan Stanley reviewed the price targets for Williams Partners and Williams published by publicly available equity research analysts covering Williams Partners and Williams. The price targets presented were in the following ranges (rounded to the nearest $1.00): the price target range for Williams Partners was $40.00 to $51.00, as compared to Williams Partners’ closing unit price of $37.49 on May 11, 2018, and to Williams Partners’ unaffected closing unit price of $35.10 on March 15, 2018, and the price target range for Williams was $28.00 to $38.00, as compared to Williams’ closing share price of $27.14 on May 11, 2018.

Morgan Stanley calculated (1) the ratio of the lowest analyst target unit price for Williams Partners to the highest analyst target stock price for Williams, and (2) the ratio of the highest analyst target unit price for Williams Partners to the lowest analyst target stock price for Williams to derive an implied exchange ratio range. The lowest implied exchange ratio was 1.039x and the highest implied exchange ratio was 1.821x, in each case as compared to the exchange ratio of 1.494x (and the potential adjusted 1.513x exchange ratio) in the Merger.

The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for Williams Common Stock and WPZ Common Units and these estimates are subject to uncertainties, including the future financial performance of Williams and Williams Partners respectively and future financial market conditions.

The analyst price targets were presented merely for reference purposes only, and were not relied upon as a component of its opinion.

Precedent Premiums

For reference purposes only, and not as a component of its opinion, using publicly available information and Wall Street consensus estimates, Morgan Stanley examined selected precedent transactions in the midstream sector. For purposes of this analysis, Morgan Stanley selected the transactions that Morgan Stanley considered most relevant to its analysis due to the similarity of their participants, size and other factors to the arrangement and identified a number of transactions that were, in its judgment, sufficient to permit Morgan Stanley to conduct its analysis; Morgan Stanley did not however attempt to identify all transactions that may be similar to the proposed Merger.

Morgan Stanley reviewed, based on publicly available transaction information, the premiums paid in six announced bids by C corporations (with the exception of Tallgrass Energy GP, LP) of publicly traded partnerships master limited partnerships from August 10, 2014 through February 7, 2018.

The following is a list of the transactions reviewed and the premiums compared:

	Kinder Morgan, Inc. / Kinder Morgan Energy Partners, L.P.	Kinder Morgan, Inc. / El Paso Pipeline Partners, L.P.	Targa Resources Corp. / Targa Resources Partners LP	SemGroup Corporation / Rose Rock Midstream	ONEOK, Inc. / ONEOK Partners, L.P.	Tallgrass Energy GP, LP/ Tallgrass Energy Partners, LP (a)		WMB / WPZ (b)
Date	Aug. 10, 2014	Aug. 10, 2014	Nov. 3, 2015	May 31, 2015	Jan. 31, 2017	Feb. 7, 2018	Average	Mar. 15, 2018
1-Day Premium / (Discount)	12.0%	15.4%	18.4%	0.0%	25.8%	9.6%	13.5%	13.6%
5-Day Premium / (Discount)	10.8%	13.8%	19.8%	0.4%	22.6%	10.6%	13.0%	13.5%
10-Day Premium / (Discount)	6.9%	8.9%	14.3%	16.9%	21.0%	9.3%	12.9%	10.2%
30-Day Premium / (Discount)	9.5%	7.1%	8.5%	60.0%	20.9%	11.0%	19.5%	14.2%
MLP Distribution Cut	15.0%	17.0%	23.0%	31.1%	7.7%	0.0%	15.6%	15.8%
MLP Distribution Breakeven Year	Year 5	Year 4	Year 5	Year 6 +	Year 4	Year 0	Year 4 +	—

(a)	Implied premium at a 2.000x exchange ratio to unaffected 1-day exchange ratio as of February 7, 2018, 5-day as of February 1, 2018, 10-day as of January 25, 2018, 30-day as of December 28, 2017.
(b)	Implied premium at a 1.494x exchange ratio to unaffected 1-day exchange ratio as of March 15, 2018 close, 5-day as of March 9, 2018 close, 10-day as of March 2, 2018 close, 30-day as of February 2, 2018 close.

Illustrative Implied Value Creation Analysis

Morgan Stanley conducted an illustrative implied value creation analysis, based on the WMB internal forecast for June 30, 2018 through the end of 2020 for use in Morgan Stanley’s analysis, that compared Williams’ closing share price of $27.14 on May 11, 2018 to the pro forma combined company implied equity value per share as adjusted for the exchange ratio of 1.494x. Morgan Stanley determined the pro forma combined company implied equity value per share by calculating (i) the sum of (a) Williams’ closing share price of $27.14 on May 11, 2018, (b) the present value of the net cash benefit of (1) eliminating Williams Partners distributions and (2) WPZ Public Unitholders receiving a distribution from Williams Partners in Q3 2018 (with respect to Q2 2018) in addition to the Williams dividend to be paid by Williams to Williams Stockholders in Q3 2018 (with respect to Q3 2018) and thereafter as Williams Stockholders, (c) the present value of benefit of the tax basis step-up (estimated by Williams management to be approximately $1.8 billion in gross present value), and (d) present value of the benefit related to the potential impact of the Policy Statement, less (ii) the cost of the premium paid to the Williams Partners public float over the unaffected value of the Williams Partners public float. The foregoing present values included the effect of recent changes in the U.S. tax laws and regulations pursuant to the TCJA. The analysis indicated, on an illustrative basis, that the proposed Merger created hypothetical incremental implied value for the holders of Williams Common Stock that would be 9.8% net present value accretive to Williams Stockholders.

Morgan Stanley noted that the implied value creation analysis was a hypothetical, illustrative analysis only, was not relied upon as a component of its opinion and was not a prediction as to future share trading.

General

In connection with the review of the Merger Agreement and the transactions contemplated thereby by the Williams Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor that it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all of the analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Williams Partners or Williams. In performing its analyses, Morgan Stanley made numerous judgments and assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the control of Williams Partners or Williams. These include, among other things, the impact of competition on the businesses of Williams Partners, Williams and the industry generally, industry growth, and the absence of any material adverse change in the financial condition and prospects of Williams Partners, Williams or the industry, or in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of whether the Merger Consideration to be paid by Williams pursuant to the Merger Agreement was fair from a financial point of view to Williams and in connection with the rendering of its oral opinion, subsequently confirmed by delivery of a written opinion, dated May 16, 2018, to the Williams Board. These analyses do not purport to be appraisals or to reflect the prices at which shares of Williams Partners’ common stock or shares of Williams’ common stock will trade following the consummation of the Merger or at any time.

The Merger Consideration pursuant to the Merger Agreement was determined by Williams Partners and Williams through arm’s-length negotiations between the Conflicts Committee of Williams Partners and Williams and was approved by the Williams Board. Morgan Stanley provided advice to Williams during these negotiations. Morgan Stanley did not, however, recommend any specific Merger Consideration to Williams or the Williams Board or opine that any specific merger consideration constituted the only appropriate Merger Consideration for the Merger. Morgan Stanley’s opinion did not address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. In addition, Morgan Stanley’s opinion was not intended to, and did not in any manner address the price at which the Williams Common Stock would trade following the consummation of the Merger or at any time, and Morgan Stanley expressed no opinion or recommendation to any holder of shares of Williams Common Stock as to how such holder should vote at the Williams Special Meeting or whether to take any other action with respect to the Merger.

Morgan Stanley’s opinion and its presentation to the Williams Board was one of many factors taken into consideration by the Williams Board in deciding to consider, approve and declare the advisability of the Merger Agreement and the transactions contemplated thereby and to recommend the approval of the Williams issuance proposal by the holders of Williams Common Stock. Consequently, the analyses described above should not be viewed as determinative of the opinion of the Williams Board with respect to the Merger Consideration pursuant to the Merger Agreement or of whether the Williams Board would have been willing to agree to different Merger Consideration.

Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for its own account or the accounts of its customers, in debt or equity securities or loans of Williams, Williams Partners or any other company, or any currency or commodity, that may be involved in the transactions contemplated by the Merger Agreement, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the Williams Board with financial advisory services and a financial opinion described in this section and attached as Annex C to this joint consent statement/proxy statement/prospectus in connection with the Merger, and Williams has agreed to pay Morgan Stanley a fee for its services of $10.0 million, of which $2.0 million was payable upon the rendering of Morgan Stanley’s financial opinion and the remainder of which is contingent upon completion of the Merger. Williams has also agreed to reimburse Morgan Stanley for certain of its reasonable expenses, including fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, Williams has agreed to indemnify Morgan Stanley and certain of its affiliates, their respective officers, directors, employees and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement.

In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley and its affiliates have provided (i) financial advisory and financing services to Williams, and have received fees in the amount of approximately $25 million to $50 million in the aggregate in connection with such services and (ii) and financing services to Williams Partners, and have received fees in the amount of approximately $1 million to $5 million in the aggregate in connection with such services. Morgan Stanley may seek to provide financial advisory and financing services to Williams Partners, Williams and their respective affiliates in the future and would expect to receive fees for the rendering of those services.

Interests of Certain Persons in the Merger

The following tables set forth information with respect to the beneficial ownership as of June 29, 2018 of certain specified persons of WPZ Units and Williams Common Stock. The amounts and percentage of units or shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he or she has no economic interest. Except as indicated by footnote, the persons named in the tables below have sole voting and investment power with respect to all units or shares shown as beneficially owned by them, subject to community property laws where applicable.

The following table sets forth as of June 29, 2018 the beneficial ownership of WPZ Units held by: (1) any person known by Williams Partners to be the beneficial owner of more than 5% of the outstanding WPZ Units; (2) the WPZ General Partner’s directors and Named Executive Officers and the directors and executive officers of the WPZ General Partner as a group; and (3) the Williams’ directors and Named Executive Officers and Williams’ directors and executive officers as a group.

Name of Beneficial Owner	WPZ Common Units Beneficially Owned	Percentage of WPZ Common Units Beneficially Owned (1)	WPZ Class B Units Beneficially Owned	Percentage of WPZ Class B Units Beneficially Owned
The Williams Companies, Inc. (2)	702,218,502	73.3%	18,442,649	100%
Alan S. Armstrong (3)	37,334	*	—	—
H. Brent Austin	9,958	*	—	—
John D. Chandler	—	*	—	—
Micheal G. Dunn	500	*	—	—
Philip L. Frederickson	23,577	*	—	—
Alice M. Peterson	3,921	*	—	—
James E. Scheel	—	*	—	—
Chad J. Zamarin	—	*	—	—
Stephen W. Bergstrom	—	*	—	—
Nancy K. Buese	—	*	—	—
Stephen I. Chazen	—	*	—	—
Charles I. Cogut	—	*	—	—
Kathleen B. Cooper	—	*	—	—
Michael A. Creel	—	*	—	—
Peter A. Ragauss	—	*	—	—
Scott D. Sheffield	—	*	—	—
Murray D. Smith	—	*	—	—
William H. Spence	—	*	—	—
Donald R. Chappel (4)	19,574	*	—	—
Rory L. Miller (4)	1,751	*	—	—
Robert S. Purgason (4)(5)	18,991	*	—	—
All executive officers and directors of the WPZ General Partner as a group (13 persons)	107,325	*	—	—
All executive officers and directors of Williams as a group (20 persons)	69,869	*	—	—

*	Less than 1%
(1)	The percentage of beneficial ownership is based on 958,183,223 units outstanding as of June 29, 2018.
(2)	This row includes ownership information of Williams Gas Pipeline Company, LLC, which is controlled by Williams and directly held 702,218,502 WPZ Common Units and 18,442,649 Class B Units as of June 29, 2018.
(3)	Includes 8,667 WPZ Common Units indirectly held by the Shelly Stone Armstrong Trust, dated June 16, 2010, with Shelly S. Armstrong as trustee, and 28,667 WPZ Common Units indirectly held by the Alan Stuart Armstrong Trust, dated June 16, 2010, with Alan S. Armstrong as trustee.
(4)	Messrs. Chappel, Miller, and Purgason each retired as officers and/or directors, as applicable, of Williams and its subsidiaries effective November 1, 2017, July 31, 2017, and January 31, 2017, respectively. The information reported for each of the foregoing individuals is based on information available to Williams and may not reflect their current beneficial ownership.
(5)	Includes 1,266 WPZ Common Units in the Cynthia E. Purgason Living Trust, with Robert S. Purgason serving as trustee.

The following table sets forth as of June 29, 2018 the beneficial ownership of Williams Common Stock held by: (1) any person known by Williams Partners or Williams to be the beneficial owner of more than 5% of the outstanding shares of Williams Common Stock; (2) Williams’ directors and Named Executive Officers and the directors and executive officers of Williams as a group; and (3) the WPZ General Partner’s directors and Named Executive Officers and the directors and executive officers of the WPZ General Partner as a group.

Name of Beneficial Owner	Shares of Common Stock Owned Directly or Indirectly	Shares Underlying Stock Options (1)	Shares Underlying Restricted Stock Units (2)	Total	Percent of Class (3)
BlackRock, Inc. (4)	84,031,456	—	—	84,031,456	10.2%
FMR LLC (5)	67,272,872	—	—	67,272,872	8.1%
The Vanguard Group (6)	62,443,604	—	—	62,443,604	7.5%
State Street Corporation (7)	42,198,309	—	—	42,198,309	5.1%
Alan S. Armstrong (8)	407,110	995,226	—	1,402,336	*
Stephen W. Bergstrom	17,750	—	31,236	48,986	*
Nancy K. Buese	—	—	—	—	*
Stephen I. Chazen	23,428	—	12,094	35,522	*
Charles I. Cogut	1,000	—	14,463	15,463	*
Kathleen B. Cooper	45,465	—	12,094	57,559	*
Michael A. Creel	7,225	—	12,094	19,319	*
Peter A. Ragauss	3,428	—	12,094	15,522	*
Scott D. Sheffield	4,144	—	12,094	16,238	*
Murray D. Smith (9)	19,998	—	30,352	50,350	*
William H. Spence	—	—	16,575	16,575	*
John D. Chandler	112	—	—	112	*
James E. Scheel	7,042	211,091	—	218,133	*
Micheal G. Dunn	2,000	26,912	—	28,912	*
Chad J. Zamarin	—	—	—	—	*
Donald R. Chappel (10)	60,000	666,052	—	726,052	*
Rory L. Miller (10)	149,157	251,663	—	400,820	*
Robert S. Purgason (10)(11)	2,195	83,659	—	85,854	*
H. Brent Austin	—	—	—	—	*
Philip L. Frederickson	—	—	—	—	*
Alice M. Peterson	—	—	—	—	*
All executive officers and directors of Williams as a group (20 persons)	563,864	1,433,008	186,326	2,183,198	*
All executive officers and directors of the WPZ General Partner as a group (13 persons)	441,426	1,433,008	33,230	1,907,664	*

*	Less than 1%
(1)	The SEC deems a person to have beneficial ownership of all shares that the person has the right to acquire within 60 days. Amounts reflect shares that may be acquired upon the exercise of stock options granted under Williams’ current or previous equity plans that are currently exercisable, will become exercisable, or would become exercisable upon the voluntary retirement of such person, within 60 days of June 29, 2018.
(2)	The SEC deems a person to have beneficial ownership of all shares that the person has the right to acquire within 60 days. Amounts reflect shares that would be acquired upon the vesting of restricted stock units granted under Williams current or previous equity plans that will vest or that would vest upon the voluntary retirement of such person, within 60 days of June 29, 2018. Restricted stock units have no voting or investment power.
(3)

Ownership percentage is reported based on 827,733,303 shares of common stock outstanding on June 29, 2018, plus, as to the holder thereof only and no other person, the number of shares (if any) that the person has the right to acquire as of June 29, 2018, or within 60 days from that date, through the exercise of all options and other rights.
(4)	According to a Schedule 13G/A filed with the SEC on March 8, 2018, BlackRock, Inc., an investment management corporation, may beneficially own the shares of Williams Common Stock listed in the table above. The 13G/A indicates that BlackRock, Inc. may have sole voting power over 77,235,227 shares of Williams Common Stock and sole dispositive power over 84,039,516 shares of Williams Common Stock. The address of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.
(5)	According to a Schedule 13G/A filed with the SEC on February 13, 2018, FMR LLC (which is also known as Fidelity Investments), a financial services firm, may beneficially own the shares of Williams Common Stock listed in the table above. The 13G/A indicates that FMR LLC may have sole voting power over 10,234,968 shares of Williams Common Stock and sole dispositive power over 67,272,872 shares of Williams Common Stock . The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210.
(6)	According to a Schedule 13G/A filed with the SEC on February 9, 2018, The Vanguard Group, an investment advisor, may beneficially own the shares of Williams Common Stock listed in the table above. The Vanguard 13G/A indicates that The Vanguard Group may have sole voting power over 1,273,736 shares of Williams Common Stock , sole dispositive power over 60,913,537 shares of Williams Common Stock, shared voting power over 398,504 shares of Williams Common Stock, and shared dispositive power over 1,530,067 shares of Williams Common Stock. The address of The Vanguard Group is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.
(7)	According to a Schedule 13G filed with the SEC on February 13, 2018, State Street Corporation, an investment services firm, may beneficially own the shares of Williams Common Stock listed in the table above. The State Street 13G indicates that State Street Corporation may have shared voting power and shared dispositive power over 42,198,309 shares of Williams Common Stock. The address of State Street Corporation is State Street Financial Center, One Lincoln Street, Boston, Massachusetts 02111.
(8)	Includes 34,264 shares Williams Common Stock held in the Alan and Shelly Armstrong Family Foundation dated December 16, 2015, Alan S. and Shelly S. Armstrong, Trustees.
(9)	Includes 10,150 shares held by Murray D. Smith and Associates Limited.
(10)	Messrs. Chappel, Miller, and Purgason each retired as officers and/or directors, as applicable, of Williams and its subsidiaries effective November 1, 2017, July 31, 2017, and January 31, 2017, respectively. The information reported for each of the foregoing individuals is based on information available to Williams and may not reflect their current beneficial ownership.
(11)	Includes 1,940 shares in the Cynthia E. Purgason Living Trust, and 255 shares in the Madelyn I. Purgason Trust, each with Robert S. Purgason serving as trustee.

No Appraisal Rights

Neither the WPZ Unitholders nor the Williams Stockholders have appraisal rights in connection with the Merger under applicable law or contractual appraisal rights under the Williams Partners partnership agreement, the Williams’ certificate of incorporation or by-laws, or the Merger Agreement.

Regulatory Matters

In connection with the Merger, Williams and Williams Partners each intend to make all required filings under the Securities Act and the Exchange Act, as well as any required filings or applications with the NYSE. Williams and Williams Partners are unaware of any other requirement for the filing of information with, or the obtaining of the approval of, governmental authorities in any jurisdiction that is required for the consummation of the Merger.

The Merger is not reportable under the HSR Act, therefore no filings with respect to the Merger were required with the FTC or the DOJ.

Listing of the Williams Common Stock to be Issued in the Merger

Williams expects to obtain approval to list its Williams Common Stock to be issued pursuant to the Merger Agreement on the NYSE, which approval is a condition to the Closing.

Post-Closing Merger

After the consummation of the Merger, it is expected that Williams Partners will merge with and into Williams, after which Williams Partners will cease to exist (the “Post-Closing Merger”). Following completion of the Post-Closing Merger, Williams would be liable for all of the debt of Williams Partners.

Accounting Treatment

The Merger will be accounted for in accordance with Financial Accounting Standards Board Accounting Standards Codification 810, Consolidation — Overall — Changes in a Parent’s Ownership Interest in a Subsidiary. As Williams controls Williams Partners and will continue to control Williams Partners after the Merger (and Williams Partners will be merged with and into Williams in the Post-Closing Merger), the change in Williams’ ownership interest in Williams Partners will be accounted for as an equity transaction and no gain or loss will be recognized in Williams’ consolidated statement of income resulting from the Merger.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. This summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this joint consent statement/proxy statement/prospectus as Annex A and is incorporated into this joint consent statement/proxy statement/prospectus by reference. You should read the Merger Agreement because it, and not this joint consent statement/proxy statement/prospectus, is the legal document that governs the terms of the Merger.

Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement: Representations, Warranties, and Covenants in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures.

The Merger Agreement and the summary of its terms in this joint consent statement/proxy statement/prospectus have been included to provide information about the terms and conditions of the Merger Agreement. The representations, warranties and covenants contained in the Merger Agreement were made by the parties thereto only for the purposes of the Merger Agreement and were qualified and subject to certain limitations and exceptions agreed to by the parties thereto in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated for the purpose of allocating contractual risk among the parties to the Merger Agreement rather than to establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality or material adverse effect different from those generally applicable to unitholders and stockholders and reports and documents filed with the SEC and in some cases may be qualified by disclosures made by one party to the other, which are not necessarily reflected in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint consent statement/proxy statement/prospectus, may have changed since the date of the Merger Agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in or incorporated by reference into this joint consent statement/proxy statement/prospectus.

For the foregoing reasons, the representations, warranties, and covenants or any descriptions of those provisions should not be read alone. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this joint consent statement/proxy statement/prospectus or incorporated by reference into this joint consent statement/proxy statement/prospectus.

Williams and Williams Partners will provide additional disclosure in their public reports to the extent they become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the Merger Agreement and will update such disclosure as required by the federal securities laws.

Structure of the Merger

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, Merger Sub will merge with and into Williams Partners, and as a result of the Merger, the separate existence of Merger Sub will cease and Williams Partners will be the sole surviving entity and a wholly owned subsidiary of Williams.

When the Merger Becomes Effective

The parties to the Merger Agreement will cause a certificate of merger to be executed and filed with the Delaware Secretary of State on the next business day after the day on which the last condition to completing the Merger is satisfied or waived, as soon as practicable thereafter or at such other time as the parties may agree. The Merger will become effective at the time and on the date on which the certificate of merger is filed or at such later time and date on which the parties agree and specify in the certificate of merger. This time is referred to as the “effective time of the Merger.”

Effect of the Merger

At the effective time of the Merger:

•	Each WPZ Public Unit will be converted into the right to receive 1.494 shares of validly issued, fully paid and nonassessable Williams Common Stock and each such WPZ Public Unit will be canceled and retired and will cease to exist; provided that if the record date for the regular quarterly cash dividend on the Williams Common Stock that is paid or payable during the calendar quarter ending September 30, 2018 occurs prior to the closing of the Merger, then each WPZ Public Unit will be converted into the right to receive 1.513 shares of validly issued, fully paid and nonassessable Williams Common Stock.

•	Each WPZ Unit owned by Williams Partners will automatically be canceled and will cease to exist and no consideration will be paid in connection therewith.

•	Each WPZ Unit held by a Williams Party will remain outstanding immediately following the Merger.

•	The limited liability company interests in Merger Sub issued and outstanding immediately prior to the effective time of the Merger will be converted into an aggregate number of WPZ Common Units equal to the number of WPZ Public Units that are converted into the right to receive the Merger Consideration pursuant to the Merger.

If, before the effective time of the Merger, the number of issued and outstanding WPZ Common Units or shares of Williams Common Stock changes as a result of any dividend or distribution payable in partnership interests, voting securities, equity interests or rights, subdivision, reclassification, split, split-up, combination, merger, consolidation, reorganization, exchange, or other similar transaction, an appropriate adjustment will be made to the Merger Consideration.

For a description of Williams Common Stock and WPZ Units and a description of the comparative rights of holders of Williams Common Stock and WPZ Units, see the section titled “Comparison of Rights of Williams Stockholders and WPZ Unitholders.”

Treatment of Williams Partners Equity Awards

At the effective time of the Merger, each outstanding WPZ Phantom Unit Award that is not vested and does not vest in accordance with its terms (as set forth in an applicable award agreement) as a result of the Merger and that is outstanding as of immediately prior to the effective time of the Merger, will cease to represent an award with respect to WPZ Common Units and will be converted into a Williams Award. Each such Williams Award will be subject to the same vesting and forfeiture provisions as were applicable under such WPZ Phantom Unit Award immediately prior to the effective time of the Merger, with the number of shares of Williams Common Stock subject to each such Williams Award to be equal to the number of WPZ Common Units subject to each such WPZ Phantom Unit Award immediately prior to the effective time of the Merger multiplied by the Exchange Ratio (rounded to the nearest whole share), with any corresponding accrued but unpaid distribution equivalent rights with respect to any WPZ Phantom Unit Awards to be assumed, remain outstanding and continue to represent an obligation with respect to the applicable Williams Award.

Exchange of Units; Fractional Units

Exchange Agent

Williams expects to appoint Computershare Trust Company, N.A. (“Computershare”) to act as exchange agent for the payment of the Merger Consideration, cash payments in lieu of fractional shares of Williams Common Stock, and, with respect to WPZ Public Units not yet exchanged for Williams Common Stock, dividends or distributions previously paid with respect to shares of Williams Common Stock that have a record date after the effective time of the Merger and a payment date on or prior to such date of exchange. At or prior to the Closing, Williams will (i) deposit with the exchange agent, for the benefit of the holders of WPZ Public Units, an amount of cash sufficient to make the aggregate cash payment to be made in lieu of fractional shares of Williams Common Stock, (ii) reserve with the exchange agent the shares of Williams Common Stock to be issued in the Merger, and (iii) authorize the exchange agent to exchange Williams Common Stock as described above under “— Effect of the Merger.” At or prior to Closing, Williams will also deposit with the transfer agent an amount of cash sufficient to effect the delivery of any declared but unpaid distributions payable by Williams Partners in the ordinary course. After Closing, Williams will deposit with the exchange agent any additional funds as and when necessary to pay (i) with respect to WPZ Public Units not yet exchanged for Williams Common Stock, dividends or distributions previously paid with respect to shares of Williams Common Stock that have a record date after the effective time of the Merger and a payment date on or prior to such date of exchange, (ii) any cash in lieu of fractional shares, and (iii) any other amounts required to be paid under the Merger Agreement. Williams will pay all costs and fees of the exchange agent and all expenses associated with the exchange process.

After the effective time of the Merger, there will be no further transfers on the records of Williams Partners or its transfer agent of WPZ Public Units. If WPZ Public Units are presented to Williams Partners or its transfer agent for transfer after the effective time of the Merger, they will be canceled against delivery of the Williams Common Stock and any cash payments for fractional WPZ Public Units and any distributions on the WPZ Public Units with a record date at or prior to the effective time of the Merger that remain unpaid at the effective time of the Merger.

Exchange of Units; Fractional Units

If you are a WPZ Public Unitholder as of the effective time of the Merger, the exchange agent will mail to you a transmittal letter and instructions explaining how to surrender your WPZ Units to the exchange agent after the effective time of the Merger.

WPZ Public Unitholders who deliver a properly completed and signed transmittal letter and any other documents required by the instructions to the transmittal letter to the exchange agent, together with their WPZ Unit certificates (if any), will be entitled to receive:

•	the number of whole shares of Williams Common Stock to which such holder is entitled in accordance with the Merger Agreement and as described above under “— Effect of the Merger;” and

•	after giving effect to any required tax withholding, a check in the aggregate amount of:

•	cash equal to the aggregate value of the holder’s fractional shares of Williams Common Stock calculated by multiplying the fractional interest by the average closing price of Williams Common Stock as reported on the NYSE Composite Transactions Tape (as reported by Bloomberg Financial Markets or such other source as Williams and Williams Partners may agree in writing) over the five trading day period ending on the third trading day immediately preceding the effective time of the Merger (if any); and

•	any cash dividends declared by Williams on the Williams Common Stock with a record date after the effective time of the Merger and a payment due on or before the date the holder of WPZ Units surrendered its WPZ Units.

Conditions to the Merger

Under the terms of the Merger Agreement, the closing of the Merger will occur no earlier than the day following the record date for the regular quarterly cash distribution on the WPZ Common Units that is paid or payable during the calendar quarter ending September 30, 2018. The obligation of the parties to the Merger

Agreement to complete the Merger is subject to the satisfaction or waiver of certain conditions, including, among others:

•	the delivery of this joint consent statement/proxy statement/prospectus to holders of WPZ Units at least 20 business days prior to the Closing;

•	the delivery of the Required WPZ Unitholder Written Consent in accordance with applicable law;

•	the continued effectiveness of the registration statement of which this joint consent statement/proxy statement/prospectus forms a part;

•	the approval for listing on the NYSE of the Williams Common Stock to be issued in the Merger, subject to official notice of issuance;

•	the absence of any decree, order, injunction or law that prohibits the Merger or makes the Merger unlawful; and

•	the Williams Stockholder Approval having been obtained in accordance with applicable law and Williams’ governing documents.

The parties’ obligations are also separately subject to the satisfaction or waiver of the following conditions:

•	certain fundamental representations and warranties of the other party relating to organization and existence, authorization to enter into the Merger Agreement and to complete the transactions contemplated thereby and capitalization being true and correct as of the Closing in all material respects;

•	the representations and warranties of the other party relating to the absence of changes that would have a material adverse effect on such party and the absence of material damage, destruction or loss to any material portion of assets of such party or its subsidiaries being true and correct as of the Closing;

•	all other representations and warranties of the other party being true and correct as of the Closing, other than certain failures to be true and correct that would not in the aggregate result in a material adverse effect on the party making the representation or warranty; and

•	the other party having performed or complied with all agreements and covenants required to be performed by it under the Merger Agreement in all material respects.

Representations and Warranties

The Merger Agreement contains generally reciprocal representations and warranties by each of the parties to the Merger Agreement, many of which provide that the representation and warranty does not extend to matters where the failure of the representation and warranty to be accurate would not result in a material adverse effect on the party making the representation and warranty. These representations and warranties concern, among other things:

•	organization and existence;

•	authorization and approval to enter into the Merger Agreement and to complete the Merger and the other transactions contemplated thereby;

•	absence of defaults, breaches and other conflicts caused by entering into the Merger Agreement and completing the Merger;

•	receipt of any applicable consents of governmental authorities;

•	capitalization and ownership of capital stock and limited partner interests;

•	reports filed with the SEC and internal controls;

•	accuracy of financial statements and absence of undisclosed liabilities;

•	title to properties and rights-of-way;

•	absence of litigation and violation of laws;

•	absence of changes that would have a material adverse effect;

•	absence of material damage, destruction or loss to any material portion of assets;

•	tax matters;

•	absence of violations or liabilities under environmental laws;

•	compliance with applicable licenses and permits;

•	material contracts and agreements;

•	employee benefits;

•	labor matters;

•	insurance matters;

•	condition of assets;

•	investment company act;

•	brokerage arrangements;

•	inapplicability of state takeover laws and takeover provision in governing documents;

•	financial advisor opinions; and

•	accuracy of information in this registration statement.

For purposes of the Merger Agreement:

•	a “material adverse effect” on Williams means any change, effect, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on or a material adverse change in (i) the business, assets, liabilities, properties, condition (financial or otherwise) or results of operations of the Williams Parties, taken as a whole (including the ownership of the WPZ Parties); provided, however, that any adverse changes, effects, events or occurrences resulting from or due to any of the following will be disregarded in determining whether there has been a material adverse effect: (a) changes, effects, events or occurrences affecting the natural gas gathering, processing, treating, transportation and storage industries generally and NGL marketing industry generally (including any change in the prices of natural gas, NGL or other hydrocarbon products, industry margins or any regulatory changes or changes in applicable law), (b) changes, effects, events or occurrences affecting the United States or global economic conditions or financial, credit, debt, securities or other capital markets in general, (c) any outbreak of, acts of or escalation of hostilities, terrorism, war or other similar national emergency, (d) the announcement or pendency of the Merger Agreement or the transactions contemplated thereby, (e) changes in any laws applicable to any of the Williams Parties or in accounting regulations or principles or the interpretation thereof that materially affect the Merger Agreement or the transactions contemplated thereby, (f) the Williams Parties taking any action required or contemplated by the Merger Agreement, or (g) changes, effects, events or occurrences at any of the WPZ Parties, (h) any change in the market price or trading volume of the shares of Williams Common Stock or other equity securities of Williams (it being understood that the foregoing will not preclude any other party to the Merger Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of material adverse effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect), provided that, in the case of clauses (a), (b), (c), and (e) the adverse impact on the Williams Parties, taken as a whole, is not materially disproportionate to the adverse impact on similarly situated parties, or (ii) the ability of any of the Williams Parties to perform their obligations under the Merger Agreement or to consummate the transactions contemplated thereby; and

•	a “material adverse effect” on Williams Partners means any change, effect, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on or a material adverse change in (i) the business, assets, liabilities, properties, condition (financial or otherwise) or results of operations of the WPZ Parties, taken as a whole; provided, however, that any adverse changes, effects, events or occurrences resulting from or due to any of the following will be disregarded in determining whether there has been a material adverse effect: (a) changes, effects, events or occurrences affecting the natural gas gathering, processing, treating, transportation and storage industries generally and NGL marketing industry generally (including any change in the prices of natural gas, NGL or other hydrocarbon products, industry margins or any regulatory changes or changes in applicable law), (b) changes, effects, events or occurrences affecting the United States or global economic conditions or financial, credit, debt, securities or other capital markets in general, (c) any outbreak of, acts of or escalation of hostilities, terrorism, war or other similar national emergency, (d) the announcement or pendency of the Merger Agreement or the transactions contemplated thereby, (e) changes in any laws applicable to the WPZ Parties or in accounting regulations or principles or the interpretation thereof that materially affects the Merger Agreement or the transactions contemplated thereby, (f) the WPZ Parties taking any action required or contemplated by the Merger Agreement, or (g) any change in the market price or trading volume of the WPZ Units or other equity securities of Williams Partners (it being understood that the foregoing will not preclude any other party to the Merger Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of material adverse effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect); provided that, in the case of clauses (a), (b), (c), and (e) the adverse impact on the WPZ Parties, taken as a whole, is not materially disproportionate to the adverse impact on similarly situated parties, or (ii) the ability of either of Williams Partners or WPZ General Partner to perform their obligations under the Merger Agreement or to consummate the transactions contemplated thereby.

Covenants and Other Agreements

Prior to the Closing, the parties have agreed that no party to the Merger Agreement will take any action prohibited by the Merger Agreement or fail to take any action required by the Merger Agreement that, in either case, would be reasonably likely to materially delay the consummation of the Merger or result in the failure of a condition to Closing. Each party has also agreed to promptly notify the other party in writing of (i) any event, condition, or circumstance that could reasonably be expected to result in any of the conditions to Closing not being satisfied at the effective time of the Merger and (ii) any material breach of any covenant, obligation, or agreement contained in the Merger Agreement.

Prior to the Closing and unless Williams Partners consents in writing (which consent may not be unreasonably withheld, delayed, or conditioned), and subject to specified exceptions:

•	Williams has generally agreed not to (and has agreed not to permit WPZ General Partner to) make any change to the Williams Partners partnership agreement or the WPZ General Partner limited liability company agreement in any manner that would reasonably be expected to (i) prohibit, prevent or materially hinder, impede, or delay the ability of the parties to satisfy any conditions to or the consummation of the Merger or the other transactions contemplated by the Merger Agreement or (ii) adversely affect the holders of WPZ Public Units in any material respect; and

•	Williams has generally further agreed not to (and has agreed not to permit the Williams Parties to):

•	make any change (other than the Charter Amendment) to Williams’ certificate of incorporation or bylaws (whether by merger, consolidation, conversion or otherwise) in any manner that would reasonably be expected to (i) prohibit, prevent or materially hinder, impede, or delay the ability of the parties to satisfy any conditions to or the consummation of the Merger or the other transactions contemplated by the Merger Agreement or (ii) adversely affect the value of the Merger Consideration to be received by any WPZ Public Unitholder in the Merger;

•	declare, set aside or pay any dividend or distribution payable in cash, stock, or property in respect of any capital stock, other than regular quarterly cash dividends on the Williams Common Stock in the ordinary course of business consistent with past practice and other than dividends or distributions with a record date after the effective time of the Merger;

•	other than transactions exclusively between wholly owned subsidiaries of Williams, adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation, or other reorganization or business combination transaction or agreement, in each case, that would reasonably be expected to (i) prohibit, prevent or materially hinder, impede, or delay the ability of the parties to satisfy any of the conditions to, or the consummation of, the Merger or the other transactions set forth in the Merger Agreement or (ii) adversely affect the value of the Merger Consideration to be received by any holder of WPZ Public Units in the Merger;

•	issue, deliver, or sell any equity securities, or rights to acquire equity securities, of Williams for cash in excess of $2 billion in the aggregate (based on the market price of the securities at the time of issuance) except for the issuance, delivery, or sale of any equity securities, or rights to acquire equity securities, of Williams in connection with (x) an acquisition or (y) at-the-market offerings by Williams pursuant to an equity distribution program; provided, however, that Williams is not restricted from making equity grants to its employees, officers and directors pursuant to its employee benefits plans or as permitted by the next bullet below (and this restriction will not restrict the vesting and/or payment, or the acceleration of the vesting and/or payment, of any awards consisting of Williams Common Stock, or other equity awards in accordance with the terms of any existing equity-based, bonus, incentive, performance, or other compensation plan or arrangement or employee benefit plan (including, without limitation, in connection with any equity award holder’s termination of service));

•	grant any awards consisting of shares of Williams Common Stock or other equity interests of Williams under any equity-based, bonus, incentive, performance, or other compensation plan or arrangement or employee benefit plan, other than (i) in the ordinary course of business consistent with past practice, (ii) as retention incentives, or (iii) the payment of bonuses in the form of equity-based awards;

•	waive, release, assign, settle or compromise any claims, demands, lawsuits, or proceedings seeking damages or an injunction or other equitable relief where such waivers, releases, assignments, settlements or compromises would, in the aggregate, have a material adverse effect on Williams; or

•	agree, in writing or otherwise, to take any of the foregoing actions, or take any action or agree, in writing or otherwise, to take any action, including proposing or undertaking any merger, consolidation, or acquisition, in each case, that would reasonably be expected to prohibit, prevent or materially hinder, impede, or delay the ability of the parties to satisfy any of the conditions to or the consummation of the Merger or the other transactions contemplated by the Merger Agreement.

The Merger Agreement contains additional agreements between the parties thereto including agreements regarding, among other things (and subject to certain exceptions and limitations):

•	providing access to information with respect to the other party;

•	(i) cooperating regarding the preparation of this joint consent statement/proxy statement/prospectus, (ii) causing the Williams Common Stock issued in the Merger to be approved for trading on the NYSE, and (iii) making all required filings under applicable state securities and “blue sky” laws;

•	filing this joint consent statement/proxy statement/prospectus as promptly as reasonably practicable and using all commercially reasonable efforts to cause this joint consent statement/proxy statement/prospectus to be declared effective as promptly as practicable after filing;

•

using commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws to consummate and make effective the transactions contemplated by the Merger Agreement and (ii) defend any lawsuits or other proceedings challenging the Merger Agreement or the consummation of the transactions contemplated thereby or seek to have lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated thereby;

•	making certain public announcements in connection with the Merger Agreement or the transaction contemplated thereby;

•	paying expenses incurred in connection with the Merger Agreement;

•	cooperating fully with respect to any filing, submission, or communication with a governmental entity having jurisdiction over the Merger;

•	tax matters;

•	coordinating the declaration and payment of distributions in respect of WPZ Units and Williams Common Stock and the record and payment dates relating thereto in the event that the Closing occurs on or after the record date for the Williams dividend that will be payable to Williams Stockholders during the quarter ended September 30, 2018;

•	obtaining certain consents of auditors;

•	actions with respect to takeover statutes; and

•	prior to the effective time of the Merger, (i) eliminating, revoking, or diminishing the authority of, the WPZ Conflicts Committee or (ii) removing, or causing the removal of, any director of the WPZ Board that is a member of the WPZ Conflicts Committee either as a member of such board or such committee without the affirmative vote of the members of the WPZ Board, including the affirmative vote of the other members of the WPZ Conflicts Committee.

Indemnification and Insurance

Subject to certain terms and conditions specified in the Merger Agreement, Williams has agreed to, for a period of six years after the effective time of the Merger:

•	indemnify and hold harmless against any reasonable costs or expenses (including reasonable attorneys’ fees and all other reasonable costs, expenses and obligations, among others) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any proceeding arising from acts or omissions occurring at or prior to the effective time of the Merger (including the transactions contemplated by the Merger Agreement), including any proceeding relating to a claim for indemnification or advancement brought by certain past and present directors and officers of Williams Partners and its subsidiaries), judgments, fines, losses, claims, damages or liabilities, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) in connection with any actual or threatened proceeding arising from acts or omissions occurring at or prior to the effective time of the Merger (including the transactions contemplated by the Merger Agreement) and, upon receipt by Williams of an undertaking by or on behalf of certain past and present directors and officers of Williams Partners and its subsidiaries to repay such amount if it shall be determined in a final and non-appealable judgment entered by a court of competent jurisdiction that certain past and present directors and officers of Williams Partners and its subsidiaries are not entitled to be indemnified, provide advancement of expenses with respect to each of the foregoing to such past and present directors and officers of Williams Partners and its subsidiaries;

•	honor all rights to indemnification, advancement of expenses, elimination of liability and exculpation from liabilities for acts or omissions occurring at or prior to the effective time of the Merger (including the transactions contemplated by the Merger Agreement) existing as of the date of the Merger Agreement in favor of certain past and present directors and officers of Williams Partners and its subsidiaries;

•	ensure that the governing documents of Williams Partners and the WPZ General Partner (or their successor entities) contain provisions substantially no less advantageous with respect to indemnification, advancement of expenses, elimination of liability and exculpation of their present and former directors, officers, employees and agents than are set forth in the governing documents of such entities as of the date of the Merger Agreement; and

•	maintain officers’ and directors’ liability insurance covering certain past and present directors and officers of Williams Partners and its subsidiaries who are or were covered by the existing officers’ and directors’ liability insurance applicable to the WPZ Parties for acts or omissions occurring at or prior to the effective time of the Merger on terms substantially no less advantageous to the WPZ Parties than such existing insurance.

Williams Board Recommendation; No Shop; and Williams Adverse Recommendation Change

On May 16, 2018, the Williams Board determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, and in connection with the Merger, the Charter Amendment and the Stock Issuance, are in the best interests of Williams and the Williams Stockholders, approved and declared advisable the Merger Agreement, the Charter Amendment, and the Stock Issuance, and resolved to submit the Charter Amendment and Stock Issuance to a vote of the Williams Stockholders and recommend approval of the adoption of the Charter Amendment and approval of the Stock Issuance.

Williams has agreed that it will, and will cause its subsidiaries and use reasonable best efforts to cause its representatives to, cease and cause to be terminated any discussions or negotiations with any persons conducted prior to the execution of the Merger Agreement with respect to a Williams Acquisition Proposal and immediately prohibit any access by any person to confidential information relating to a Williams Acquisition Proposal.

Subject to the provisions described below, the Merger Agreement provides that Williams, directly or indirectly, will not:

•	solicit, initiate, knowingly facilitate, knowingly encourage (including any acquisition structured as a merger, consolidation or share exchange) or knowingly encourage the submission of a Williams Acquisition Proposal (as defined below);

•	participate in any discussions or negotiations regarding, or furnish any non-public information with respect to, any proposal or offer from any person relating to, or that could reasonably be expected to lead to, a Williams Acquisition Proposal;

•	knowingly assist, participate in or facilitate in any other manner any effort or attempt by any person to do or seek any of the foregoing;

•	enter into an Alternative Acquisition Agreement (as defined below); or

•	(i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Williams Partners, the Williams Board Recommendation, (ii) fail to include the Williams Board Recommendation in this joint consent statement/proxy statement/prospectus, (iii) authorize, approve, declare advisable, adopt or recommend or propose to publicly authorize, approve, declare advisable, adopt or recommend, any Williams Acquisition Proposal or (iv) authorize Williams or any of its subsidiaries to enter into an Alternative Acquisition Agreement or enter into an agreement, arrangement or understanding with respect to any Williams Acquisition Proposal.

Williams taking any of the actions described in the preceding bullets above is referred to as a “Williams Adverse Recommendation Change.”

Notwithstanding these restrictions, after the date of the Merger Agreement and before Williams obtains the Williams Stockholder Approval, if (i) Williams has received a written Williams Acquisition Proposal (as defined below) that the Williams Board believes is bona fide, (ii) the Williams Board, after consultation with its financial advisors and outside legal counsel, determines in good faith that (x) such Williams Acquisition Proposal constitutes or could reasonably be expected to lead to or result in a Williams Designated Proposal (as defined below) and (y) failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties to stockholders under applicable law and (iii) such Williams Acquisition Proposal did not result from a breach of the Merger Agreement, then Williams may (A) furnish information, including confidential information, with respect to Williams and its subsidiaries to the person making such Williams Acquisition Proposal and (B) participate in discussions or negotiations regarding such Williams Acquisition Proposal; provided, however, that (x) Williams and its subsidiaries will not, and will use their reasonable best efforts to cause their respective representatives not to, disclose any non-public information to such person unless Williams has, or first enters into, a confidentiality agreement with such person and (y) Williams will provide to Williams Partners and the WPZ General Partner non-public information with respect to Williams and its subsidiaries that was not previously provided or made available to Williams Partners or the WPZ General Partner prior to or substantially concurrently with providing or making available such non-public information to such other person.

Notwithstanding these restrictions, before Williams obtains the Williams Stockholder Approval, the Williams Board may, if the Williams Board determines in good faith after consultation with its financial advisor and outside legal counsel that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties to stockholders under applicable law, make a Williams Adverse Recommendation Change in response to either (x) an unsolicited Williams Designated Proposal or (y) an Intervening Event.

The Merger Agreement further provides that:

•	the Williams Board may not make a Williams Adverse Recommendation Change in response to a Williams Designated Proposal unless:

•	Williams has provided prior written notice to Williams Partners specifying in reasonable detail the reasons for effecting the Williams Adverse Recommendation Change (including the identity of the person making such Williams Acquisition Proposal, a description of the material terms and conditions of the Williams Designated Proposal and complete copies of any written proposals or offers received by Williams in connection with such Williams Acquisition Proposal) at least three days in advance of its intention to take such action with respect to a Williams Adverse Recommendation Change, unless at the time such notice is required to be given there are less than three days prior to the Williams Special Meeting, in which case Williams is required to provide as much notice as is reasonably practicable (the period inclusive of all such days, the “Williams Notice Period”); and

•	during the Williams Notice Period the Williams Board has negotiated, and has used reasonable best efforts to cause its financial advisor and outside legal counsel to negotiate, with Williams Partners in good faith to make such adjustments in the terms and conditions of the Merger Agreement so that the failure to effect such Williams Adverse Recommendation Change would not be reasonably likely to be inconsistent with its fiduciary duties to stockholders under applicable law and keeps Williams Partners and the WPZ Conflicts Committee reasonably informed with respect to the status and changes in the material terms and conditions of such acquisition proposal or other circumstances related thereto; provided further that any material amendment to the terms of a Williams Designated Proposal, will require Williams to provide a new notice as described above and a new Williams Notice Period will begin upon Williams Partners’ receipt of such notice, except that such new Williams Notice Period in connection with any material amendment will be for one business day from the time Williams Partners receives such notice (as opposed to three days); and

•	the Williams Board may not make a Williams Adverse Recommendation Change in response to an Intervening Event (as defined below) unless:

•	Williams has provided Williams Partners with written information describing such Intervening Event in reasonable detail as soon as reasonably practicable after becoming aware of it;

•	Williams keeps Williams Partners and the WPZ Conflicts Committee reasonably informed of developments with respect to such Intervening Event;

•	Williams notifies Williams Partners in writing at least three business days before making a Williams Adverse Recommendation Change with respect to such Intervening Event of its intention to do so and specifies the reasons therefor; and

•	if Williams Partners or the WPZ Conflicts Committee makes a proposal during such three business day period to adjust the terms and conditions of this Agreement, the Williams Board, after taking into consideration the adjusted terms and conditions of the Merger Agreement as proposed by Williams Partners or the WPZ Conflicts Committee, continues to determine in good faith (after consultation with outside counsel) that the failure to make such Williams Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties to stockholders under applicable law even if such changes were given effect.

For purposes of the Merger Agreement:

•	the term “Alternative Acquisition Agreement” means any definitive merger agreement, acquisition agreement, share or unit purchase agreement, asset purchase agreement, share or unit exchange agreement, option agreement or other similar agreement with respect to any Williams Acquisition Proposal, other than an acceptable confidentiality agreement;

•	the term “Williams Acquisition Proposal” means any inquiry, proposal or offer from any person or “group” (as defined in Section 13(d) of the Exchange Act), other than the WPZ Parties, relating to any (i) direct or indirect acquisition (whether in a single transaction or a series of related transactions), outside of the ordinary course of business, of assets of the Williams Parties (including securities of subsidiaries) equal to 25% or more of the Williams Parties’ assets, taken as a whole, or to which 25% or more of the Williams Parties’ revenues or earnings (for the twelve-month period ending on the last day of Williams’ most recently completed fiscal quarter), taken as a whole, are attributable, (ii) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13(d) under the Exchange Act) of 25% or more of any outstanding class of equity securities of Williams, (iii) tender offer or exchange offer that if consummated would result in any person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning 25% or more of any outstanding class of equity securities of Williams, or (iv) merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction (whether in a single transaction or a series of related transactions) involving Williams which is structured to permit such person or group to acquire beneficial ownership of at least 25% of Williams’ consolidated assets or any class of outstanding equity interests; in each case, other than the transactions contemplated by the Merger Agreement;

•	the term “Williams Designated Proposal” means a bona fide written Williams Acquisition Proposal obtained after the date of the Merger Agreement, which is on terms and conditions which the Williams Board determines in good faith to be more favorable to Williams’ Stockholders from a financial point of view than the transactions contemplated by the Merger Agreement, taking into account all financial, legal, financing, regulatory and other aspects of such offer and any changes to the terms of the Merger Agreement that as of the time of determination had been committed to by Williams Partners and the WPZ General Partner in writing (provided that for purposes of the definition of “Williams Designated Proposal,” references in the term “Williams Acquisition Proposal” to “25%” are deemed to be references to “50%”); and

•

the term “Intervening Event” means a material event, fact or circumstance, development or occurrence that arises or occurs after the date of the Merger Agreement and was not known or reasonably foreseeable to or by Williams Board as of the date of the Merger Agreement, which event, fact, circumstance, development or occurrence becomes known to or by the Williams Board prior to the Williams Special Meeting and did not result from the announcement or pendency of, or any actions required to be taken by (or refrained from being taken by) Williams pursuant to, the Merger Agreement; provided, however, that the following events, facts or circumstances, developments or occurrences will not constitute an Intervening Event: (i) the receipt, existence or terms of a Williams Acquisition Proposal or any matter relating thereto or consequence thereof, (ii) events, facts or circumstances, developments or occurrences affecting the natural gas gathering, processing, treating, transportation and storage industries generally and NGL marketing industry generally (including any change in the prices of natural gas, NGL or other hydrocarbon products, industry margins), (iii) events, facts or circumstances, developments or occurrences affecting the United States or global economic conditions or financial, credit, debt, securities or other capital markets in general, or (iv) any outbreak of, acts of or escalation of hostilities, terrorism, war or other similar national emergency, provided that, in the case of clauses (ii) and (iii), the impact on the Williams Parties or the WPZ Parties, taken as a whole, is not materially disproportionate to the impact on similarly situated parties.

Termination

The parties to the Merger Agreement can mutually agree to terminate the Merger Agreement at any time without completing the Merger. In addition, either party may terminate the Merger Agreement on its own without completing the Merger in a number of situations, including if:

•	the Merger has not been consummated on or before December 31, 2018 (the “Termination Date”), provided that right to terminate the Merger Agreement will not be available to the party seeking to terminate if such party failed to perform or observe in any material respect its obligations under the Merger Agreement in any manner that was the principal cause of, or resulted in, the failure of the Merger to occur on or before the Termination Date;

•	a governmental entity has issued a final and non-appealable order, decree, or ruling, or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger, so long as the party seeking termination has complied with its obligations under the Merger Agreement regarding certain filings, the Williams Special Meeting, the Williams Board Recommendation, non-solicitation, commercially reasonable efforts to cause the Merger to occur, and other further assurances;

•	the other party breaches any of its representations and warranties in the Merger Agreement, or if any of the other party’s representations or warranties becomes untrue and such breach (i) is incapable of being cured, or is not cured, prior to the Termination Date, and (ii) results in a condition to the Merger not being satisfied, provided that the party seeking termination is not in breach of its representations and warranties under the Merger Agreement so as to give rise to a failure of the condition to the other party’s obligation to close under the Merger Agreement; or

•	the Williams Stockholder Approval has not been obtained upon the conclusion of the Williams Special Meeting, provided that Williams is not permitted to terminate in such circumstance if the failure to obtain the Williams Stockholder Approval is proximately caused by a withdrawal, modification, or qualification of the Williams Board Recommendation in a manner that is not permitted under the Merger Agreement.

Williams Partners separately has the ability to terminate the Merger Agreement if a Williams Adverse Recommendation Change occurs.

Termination Fee

The Merger Agreement provides that Williams is required to pay a termination fee of up to $410 million (the “Williams Termination Fee”), subject to the restrictions described below under “— Cap on Williams Termination Fee” and less any Williams Partners Expenses (as defined below) previously reimbursed by Williams, to Williams Partners:

•	if the Merger Agreement is terminated by Williams Partners following a Williams Adverse Recommendation Change;

•	if the Merger Agreement is terminated by Williams Partners or Williams following failure to obtain the Williams Stockholder Approval at the Williams Special Meeting, or any adjournment or postponement thereof, where prior to such termination a Williams Adverse Recommendation Change has occurred; or

•	if (i) a Williams Acquisition Proposal has been publicly proposed or publicly disclosed by any person or such a Williams Acquisition Proposal has otherwise become publicly known to Williams’ Stockholders generally and in any event such proposal is not subsequently irrevocably withdrawn at least seven days prior to the earlier of the Williams Special Meeting or the termination of the Merger Agreement, (ii) thereafter the Merger Agreement is terminated by either Williams or Williams Partners following the Termination Date or due to the failure to obtain Williams Stockholder Approval and (iii) within 12 months after the termination of the Merger Agreement, Williams or any of its subsidiaries enters into any definitive agreement with respect to, or consummates, such Williams Acquisition Proposal.

In the event Williams is required to pay Williams Partners the Williams Termination Fee, the Williams Termination Fee will be payable in four equal quarterly installments, with each such installment to be paid within two business days following the first four dates that a regular quarterly distribution is paid to holders of WPZ Units following termination of the Merger Agreement.

Expenses

Generally, all costs and expenses incurred in connection with the Merger including all legal, accounting, financial advisory and all other professional and non-professional fees and expenses, will be the obligation of the respective party incurring such fees and expenses (other than the filing fee payable to the SEC in connection with the filing of the registration statement of which this this joint consent statement/proxy statement/prospectus forms a part, and the printing and mailing of this this joint consent statement/proxy statement/prospectus, which shall be borne equally by Williams and Williams Partners). Notwithstanding the foregoing, Williams is required to pay the expenses of Williams Partners in the event that the Merger Agreement is terminated because there is a breach by Williams of any of its representations, warranties, covenants or agreements in the Merger Agreement (or if any of the representations or warranties of such party in the Merger Agreement fails to be true), such that the condition to Williams Partners’ obligation to close the Merger would not be satisfied and such breach is incapable of being cured, or is not cured, by the Williams Parties prior to the Termination Date. In such case, Williams promptly, but in no event later than five business days after termination of the Merger Agreement, will be required to pay all of the reasonably documented out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by Williams Partners, the WPZ General Partner and their respective controlled affiliates in connection with the Merger Agreement and the transactions contemplated thereby, up to a maximum amount of $10,000,000 (the “Williams Partners Expenses”). In no event will Williams be required to make any such payment if, at the time of such termination, the Merger Agreement was terminable by Williams because there is a breach by Williams Partners of any of its representations, warranties, covenants or agreements in the Merger Agreement such that the condition to Williams’ obligation to close the Merger would not be satisfied, and such breach is incapable of being cured, or is not cured, by the Williams Parties prior to the Termination Date.

Cap on Williams Termination Fee

The Williams Termination Fee will be an amount of cash equal to the lesser of (i) $410 million and (ii) the maximum aggregate amount, if any, that can be paid to Williams Partners without causing Williams Partners to fail the gross income requirement in Section 7704(c)(2) of the Code (treating the Williams Termination Fee and Williams Partners Expenses as non-qualifying income and taking into consideration all other sources of non-qualifying income) for any applicable Williams Partners taxable year ending on or prior to December 31, 2023. If the maximum amount of any quarterly Williams Termination Fee payment cannot be paid in full due to the above limitations, then Williams will deposit any such unpaid amount into an escrow account to be held until such amount can be paid to Williams Partners in accordance with the Merger Agreement. Any amounts remaining in such escrow account following December 31, 2023 will be retained by Williams.

Amendment and Waiver

Subject to compliance with applicable law, prior to the Closing, any provision of the Merger Agreement may be (a) consented to or waived in writing by the party benefited by the provision or (b) amended or modified at any time by an agreement in writing by the parties to the Merger Agreement; provided, however, that, in addition to any other approvals required by the WPZ Parties’ constituent documents or under the Merger Agreement, the foregoing consents, waivers, amendments, or modifications in clauses (a) and (b), and any decision or determination by Williams Partners to terminate or enforce the Merger Agreement, are, in the case of consents, waivers, amendments, or modifications, or such decisions or determinations, by Williams Partners, the WPZ General Partner, or the WPZ Board, approved by the WPZ Conflicts Committee.

THE MERGER PARTIES’ BUSINESSES

Williams

Williams is a publicly traded Delaware corporation founded in 1908, originally incorporated under the laws of the state of Nevada in 1949 and reincorporated under the laws of the state of Delaware in 1987. Williams is an energy infrastructure company focused on connecting North America’s significant hydrocarbon resource plays to markets for natural gas and NGLs. Williams’ operations are located principally in the United States.

Williams’ interstate gas pipeline and midstream interests are largely held through its significant investment in Williams Partners.

Williams Partners

Williams Partners is a publicly traded energy infrastructure master limited partnership focused on connecting North America’s significant hydrocarbon resource plays to growing markets for natural gas and NGLs through its gas pipeline and midstream businesses. WPZ General Partner, a Delaware limited liability company indirectly wholly owned by Williams, is Williams Partners’ general partner.

SCMS LLC

SCMS LLC, which is referred to in this joint consent statement/proxy statement/prospectus as Merger Sub, is a Delaware limited liability company and a wholly owned subsidiary of Williams. Merger Sub was formed on May 8, 2015 solely for the purpose of consummating a merger with Williams Partners and has no operating assets. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with a potential merger with Williams Partners.

Executive Offices of Williams, Williams Partners, and Merger Sub

The principal executive offices of Williams, Williams Partners, and Merger Sub are located at One Williams Center, Tulsa, Oklahoma 74172-0172, their telephone number is (918) 573-2000, and their website is located at http://co.williams.com. Williams and Williams Partners each makes available its periodic reports and other information filed with or furnished to the SEC, free of charge, through its website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on the website or any other website is not incorporated by reference into this joint consent statement/proxy statement/prospectus and does not constitute a part of this joint consent statement/proxy statement/prospectus.

COMPARISON OF RIGHTS OF WILLIAMS STOCKHOLDERS AND WPZ UNITHOLDERS

Williams is a Delaware corporation, while Williams Partners is a Delaware limited partnership. Ownership interests in a limited partnership are fundamentally different from ownership interests in a corporation. The rights of Williams Stockholders are governed by Williams’ certificate of incorporation and by-laws (the Williams certificate of incorporation and by-laws together, the “Williams Organizational Documents”) and the DGCL. The rights of WPZ Unitholders are governed by the Williams Partners partnership agreement and the Delaware Revised Uniform Limited Partnership Act (the “Delaware Partnership Act”). If the Merger is completed, the rights of WPZ Unitholders as Williams Stockholders following the conversion of the WPZ Public Unitholders’ WPZ Units to Williams Common Stock will be governed by the Williams Organizational Documents and the DGCL. There are many differences between the rights of WPZ Unitholders and Williams Stockholders. Some of these, such as distribution/dividend rights and voting rights, are significant. The following description summarizes the material differences that may affect the rights of Williams Stockholders and WPZ Unitholders but does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. WPZ Unitholders should carefully read the relevant provisions of the Williams Organizational Documents and the Williams Partners partnership agreement. Copies of the documents referred to in this summary may be obtained as described under “Where You Can Find More Information.” This summary is qualified in its entirety by reference to the DGCL, the Delaware Partnership Act, the Williams Organizational Documents, and the Williams Partners partnership agreement. Capitalized terms used herein and not otherwise defined herein are used herein as defined in the Williams Organizational Documents and the Williams Partners partnership agreement, as applicable.

On January 9, 2017, Williams Partners entered into agreements with Williams, wherein Williams Partners issued 289 million newly issued WPZ Common Units to Williams Gas Pipeline in exchange for (i) the permanent waiver by Williams of any and all rights with respect to the general partner’s incentive distribution rights (the “Incentive Distribution Rights Waiver”) and (ii) the conversion of the WPZ General Partner’s economic general partner interest in Williams Partners to a non-economic interest. As a result of these transactions, Williams’ general partner no longer receives cash distributions in respect of its general partner interest or incentive distributions. The following discussion reflects the effects of the waiver of the general partner’s incentive distribution rights and the conversion of the general partner interest to a non-economic interest and assumes that Williams Partners does not issue any additional classes of equity securities.

Purpose and Term of Existence

Williams	Williams Partners
Williams’ stated purpose is to engage in any and all lawful acts and activities for which corporations may be organized under the DGCL. Williams is to have perpetual existence.	Williams Partners’ stated purposes under its partnership agreement are to engage directly or indirectly in any lawful business activity that is approved by the WPZ General Partner and to exercise all rights and powers conferred upon Williams Partners pursuant to any agreements relating to such business activity and to do anything necessary or appropriate to the foregoing, including the making of capital contributions or loans to its subsidiaries. However, the WPZ General Partner may not cause Williams Partners to engage directly or indirectly in any business activity that would cause Williams Partners to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes. The WPZ General Partner has no duty or obligation to propose or approve, and may, in its sole discretion, decline to

Williams	Williams Partners
propose or approve the conduct by Williams Partners of any business.

Williams Partners’ partnership term will continue until Williams Partners is dissolved pursuant to the terms of its partnership agreement. Williams Partners’ existence as a separate legal entity will continue until cancellation of its Certificate of Limited Partnership pursuant to the Delaware Partnership Act.

Authorized and Issued Capital

Williams	Williams Partners

Williams’ authorized capital stock consists of:

•  960,000,000 shares of Williams Common Stock, $1.00 par value per share, 827,683,800 shares of which were issued and outstanding as of May 15, 2018; and

•  30,000,000 shares of preferred stock, $1.00 par value per share, with rights and preferences specified by Williams’ certificate of incorporation and/or the Williams Board, none of which were outstanding as of the date of this joint consent statement/proxy statement/prospectus.

At the Williams Special Meeting, as a condition to consummation of the Merger, the Williams Stockholders will be asked to approve an increase in the number of shares of capital stock to 1,500,000,000, consisting of 1,470,000,000 shares of Williams Common Stock and 30,000,000 shares of Williams preferred stock.

As of May 15, 2018, Williams Partners had outstanding 958,183,223 common units, 702,218,502 of which were owned by Williams and its affiliates; 18,442,649 WPZ Class B Units, all of which were owned by Williams Gas Pipeline, and incentive distribution rights, all of which were owned by the WPZ General Partner. The WPZ Class B Units are convertible on a one-for-one basis into common units under limited circumstances, are redeemable under limited circumstances, and otherwise are substantially similar to common units. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and certain target distribution levels have been achieved. The WPZ General Partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement. As noted above, in January 2017, Williams permanently waived any and all rights with respect to the incentive distribution rights.

Williams Partners may issue an unlimited number of additional limited partner interests and other equity securities, including in additional classes or series, with such designations, preferences, rights, powers, and duties, which may be senior or in addition to those of its common units or other existing classes of units, as the general partner may determine, all without the approval of any unitholders.

Williams Dividends; Williams Partners Distributions

Williams	Williams Partners

Williams Stockholders share equally in any dividend declared by the Williams Board. If any preferred stock were outstanding, dividends on Williams Common Stock would be subject to the rights of the holders of that preferred stock. Dividends may be paid out of the corporation’s surplus, or in the case no surplus exists, out of the net profits for the current year or immediately preceding year and may be paid in cash, property, or shares of the corporation’s capital stock.

Williams Stockholders are entitled to receive dividends when, as, and if declared by the Williams Board, out of funds legally available for their payment subject to the rights of holders of any outstanding preferred stock.

Distributions of Available Cash. Within 45 days after the end of each quarter, Williams Partners will distribute all of its available cash to its unitholders of record on the applicable record date. Available cash is defined in the Williams Partners partnership agreement and generally means, for any quarter ending prior to liquidation, all cash and cash equivalents on hand at the end of that quarter:

•   less, the amount of any cash reserves established by the WPZ General Partner to:

•   provide for the proper conduct of the business (including reserves for future capital expenditures and for anticipated future credit needs);

•   comply with applicable law, any debt instrument or other agreement or obligation; or

•   provide funds for distributions to unitholders for any one or more of the next four quarters;

•   plus, if the WPZ General Partner so determines, all or any portion of cash and cash equivalents on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter for which the determination is being made. Working capital borrowings are defined in the Williams Partners partnership agreement and are borrowings used solely for working capital purposes or to pay distributions to partners, made pursuant to a credit facility, commercial paper facility or other similar financing arrangement; provided that when incurred it is the intent of the borrower to repay such borrowings within 12 months from sources other than additional working capital borrowings.

Operating Surplus and Capital Surplus. Cash distributions are characterized as distributions from either operating surplus or capital surplus. Williams Partners distributes available cash from operating surplus differently than available cash from capital surplus.

Operating surplus is defined in the Williams Partners partnership agreement and generally means, with respect to any period ending prior to liquidation, on a cumulative basis and without duplication:

•   $120.0 million; plus

Williams	Williams Partners

•   cash receipts for the period beginning on the closing date of Williams Partners’ initial public offering and ending on the last day of such period, but excluding cash receipts from interim capital transactions, which include the following: (1) borrowings, refinancings or refundings of indebtedness (including sales of debt securities) that are not working capital borrowings, (2) sales of equity interests of Williams Partners or its subsidiaries, (3) sales or other dispositions of assets outside the ordinary course of business and not as part of normal retirements or replacements, and (4) capital contributions received, provided that cash receipts from the termination of any hedging contract prior to the expiration of its stipulated settlement or termination date shall be included in equal quarterly installments over the remaining scheduled life of such hedging contract; plus

•   cash receipts from working capital borrowings made after the end of the period but on or before the date of determination of operating surplus for the period; plus

•   cash distributions paid on equity issued to finance all or a portion of the construction, acquisition or improvement of a capital improvement or replacement of a capital asset (such as equipment or facilities) and paid in respect of the period beginning on the date Williams Partners enters into a binding obligation to commence the construction, acquisition or improvement of a capital improvement or replacement of a capital asset and ending on the earlier to occur of the date the capital improvement or replacement capital asset commences commercial service and the date that it is abandoned or disposed of; plus

•   cash distributions paid on equity issued to fund the construction period interest payments on debt incurred, or to pay construction period distributions on equity issued, to finance the construction, acquisition or improvement of a capital improvement or replacement of a capital asset referred to above; less

•   operating expenditures for the period beginning on the closing date of Williams Partners’ initial public offering and ending on the last day of such period; less

Williams	Williams Partners

•   the amount of cash reserves established by the WPZ General Partner to provide funds for future operating expenditures; less

•   all working capital borrowings not repaid within 12 months after having been incurred; less

•   any cash loss realized on disposition of an investment capital expenditure.

Incentive Distributions. Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. The WPZ General Partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement. As noted above, in January 2017, Williams permanently waived any and all rights with respect to the WPZ General Partner’s incentive distribution rights.

Distributions of Available Cash From Operating Surplus. After giving effect to the Incentive Distribution Rights Waiver, the Williams Partners’ partnership agreement requires that Williams Partners make distributions of available cash from operating surplus with respect to any quarter to all unitholders (including the WPZ General Partner and its affiliates), pro rata.

Distributions of Available Cash From Capital Surplus. The Williams Partners’ partnership agreement requires that Williams Partners make 100.0% of distributions of available cash from capital surplus, if any, to all common unitholders (including the WPZ General Partner and its affiliates), pro rata.

The Williams Partners partnership agreement treats a distribution of available cash from capital surplus as the repayment of the initial unit price from Williams Partners’ initial public offering, which is a return of capital. The initial public offering price less any distributions of capital surplus per unit is referred to in the partnership agreement as the unrecovered initial unit price. Each time a distribution of available cash from capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion that the distribution had to the fair market value of the common units immediately prior to the

Williams	Williams Partners

announcement of the distribution. Any distribution of capital surplus before the unrecovered initial unit price is reduced to zero cannot be applied to the payment of the minimum quarterly distribution.

Once Williams Partners distributes available cash from capital surplus on a common unit in an amount equal to the fair market value of the common units immediately prior to the announcement of such distribution, Williams Partners will reduce the minimum quarterly distribution and target distribution levels to zero and Williams Partners will then make all future distributions from operating surplus.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels. In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if Williams Partners combines its units into fewer units or subdivides its units into a greater number of units, Williams Partners will proportionately adjust:

•   the minimum quarterly distribution;

•   the target distribution levels;

•   the unrecovered initial unit price; and

•   other amounts calculated on a per unit basis.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the unrecovered initial unit price would each be reduced to 50% of its level immediately prior to the two- for-one split. Williams Partners will not make any adjustment by reason of the issuance of additional units for cash or property. In addition, if legislation is enacted or if existing law is modified or officially interpreted by a governmental taxing authority so that Williams Partners becomes subject to federal, state or local or non-U.S. income or withholding taxes, the WPZ General Partner may, in its sole discretion, reduce the minimum quarterly distribution and each of the target distribution levels, respectively, for each quarter by multiplying the amount thereof by a fraction, the numerator of which is available cash for that quarter and the denominator of which is the sum of available cash for such quarter plus the WPZ General Partner’s estimate of Williams Partners’ aggregate liability for the quarter for such income or withholding taxes payable by reason of such legislation or interpretation. To the extent that the actual tax liability differs from the estimated tax

Williams	Williams Partners

liability for any quarter, the difference will be accounted for in subsequent quarters.

Distributions of Cash Upon Liquidation. If Williams Partners dissolves in accordance with its partnership agreement, Williams Partners will sell or otherwise dispose of its assets in a process called liquidation. Williams Partners will first apply the proceeds of liquidation to the payment of its creditors. Williams Partners will distribute any remaining proceeds to the unitholders in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of Williams Partners’ assets in liquidation.

The manner of the adjustment for gain is set forth in the Williams Partners partnership agreement. Williams Partners will allocate any gain in the following manner:

•   First, to the WPZ General Partner until the allocated net gain and income equals the net loss allocated to the WPZ General Partner;

•   Second, 100.0% to the common unitholders (including the WPZ General Partner and its affiliates), pro rata, until the capital account for each common unit is equal to the sum of:

•   the unrecovered initial unit price for that common unit; and

•   the amount of the minimum quarterly distribution for the quarter during which liquidation occurs, reduced by any distribution from operating surplus with respect to such unit for such quarter; and

•   Third, 100.0% to all unitholders (including the WPZ General Partner and its affiliates), pro rata.

Upon Williams Partners’ liquidation, Williams Partners will generally allocate any loss in the following manner:

•   First, 100.0% to the common unitholders (including the WPZ General Partner and its affiliates), pro rata, until the capital accounts of such common unitholders have been reduced to zero; and

•   Second, to the WPZ General Partner and the unitholders pro rata, provided that such allocation does not cause any unitholder to have a deficit in its adjusted capital account; and

Williams	Williams Partners

•   Thereafter, 100.0% to the WPZ General Partner.

In addition, Williams Partners will make adjustments to capital accounts upon the issuance of additional units. In doing so, Williams Partners will allocate any unrealized and, for tax purposes, unrecognized gain or loss resulting from the adjustments to the unitholders and the WPZ General Partner in the same manner that a gain or loss is allocated upon liquidation. In the event that positive adjustments are made to the capital accounts upon the issuance of additional units, Williams Partners will allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon liquidation in a manner which results, to the extent possible, in the WPZ General Partner’s capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made.

Merger or Consolidation

Williams	Williams Partners

Subject to limited exceptions, under the DGCL, the consummation of a merger or consolidation requires the board of directors of a corporation that is a constituent corporation in the merger or consolidation to approve and declare advisable the agreement of merger or consolidation and requires that the agreement of merger or consolidation be adopted by the affirmative vote of a majority of the outstanding stock of that corporation entitled to vote thereon at an annual or special meeting for the purpose of acting on the agreement.

Williams’ certificate of incorporation requires that Williams may not, without the affirmative vote of the holders of 75 percent of the outstanding stock entitled to vote, adopt any agreement for the merger or consolidation of Williams with any other corporation or entity that is the beneficial owner of more than five percent of such outstanding stock at the record date for such vote. However, this provision does not apply if such merger or consolidation is with any corporation, with whom the Williams Board signs a memorandum of understanding prior to such corporation acquiring more than five percent of the outstanding stock entitled to vote, or with any corporation of which Williams and/or its subsidiaries own a majority of the outstanding stock entitled to vote.

Merger or consolidation of Williams Partners requires the prior consent of the WPZ General Partner. The WPZ General Partner must also approve the merger agreement or the plan of conversion, which must include certain information as set forth in the Williams Partners partnership agreement. Subject to certain exceptions set forth in the Williams Partners partnership agreement and described below, once approved by the WPZ General Partner, the merger agreement or plan of conversion must be submitted to a vote of the limited partners, and the merger agreement or plan of conversion will be approved upon receipt of the affirmative vote or consent of a majority of the outstanding common units unless the merger agreement or plan of conversion contains a provision that, if contained in an amendment to the partnership agreement, would require a greater percentage of the outstanding common units, in which case such greater percentage shall be required.

The WPZ General Partner may consummate any merger or consolidation without the prior approval of unitholders if the WPZ General Partner has received an opinion of counsel that the merger or consolidation, as the case may be, would not result in the loss of limited liability of any limited partner or

Williams	Williams Partner

Williams is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with a stockholder who owns 15% or more of the corporation’s voting stock (an interested stockholder) for three years following the time that such stockholder becomes an interested stockholder, unless (i) prior to the time such stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction that resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, such stockholder owns at least 85% of the voting stock outstanding at the time the transaction is commenced (subject to certain exclusions), and (iii) at or subsequent to such time, the business combination is approved by the board of directors and by the affirmative vote (but not written consent) of at least 66 2/3% of the corporation’s outstanding voting stock not owned by the interested stockholder. See the section titled “Description of Williams Common Stock — Certain Certificate of Incorporation and By-law Provisions.”

cause Williams Partners to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes, the transaction would not result in an amendment to the Williams Partners partnership agreement that could not otherwise be adopted solely by the WPZ General Partner, Williams Partners is the surviving entity, each unit outstanding immediately prior to the transaction will be identical following the merger or consolidation and the units to be issued do not exceed 20% of Williams Partners’ outstanding partnership securities immediately prior to such merger or consolidation.

In addition, if certain conditions in the Williams Partners partnership agreement are satisfied, the WPZ General Partner may convert Williams Partners or any of its subsidiaries into a new limited liability entity or merge Williams Partners or any of its subsidiaries into, or convey some or all of Williams Partners’ assets to, a newly formed limited liability entity if the WPZ General Partner has received an opinion of counsel regarding limited liability and tax matters, the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the partnership into another limited liability entity and the governing instruments of the new entity provide the limited partners and the WPZ General Partner with the same rights and obligations as contained in the Williams Partners partnership agreement.

Disposal of Assets

Williams	Williams Partners

Under the DGCL, a corporation may not, without the affirmative vote of the holders of a majority of the outstanding stock entitled to vote, sell, lease, or exchange all or substantially all the assets of the corporation.

Williams’ certificate of incorporation requires that Williams may not, without the affirmative vote of the holders of 75 percent of the outstanding stock entitled to vote, sell or lease all or substantially all of Williams’ assets to any person or entity that is the beneficial owner of more than five percent of such outstanding stock at the record date for such vote. However, this provision does not apply if such sale or lease is to any corporation, with whom the Williams Board signs a memorandum of understanding prior to such corporation acquiring more than five percent of the outstanding stock entitled to vote, or to any corporation of which Williams and/or its subsidiaries own a majority of the outstanding stock entitled to vote.

The WPZ General Partner generally may not, without the prior approval of a majority of Williams Partners’ outstanding units, sell, exchange, or otherwise dispose of all or substantially all the assets of Williams Partners and its subsidiaries in a single transaction or a series of related transactions. However, the WPZ General Partner may mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of Williams Partners’ assets without such approval. In addition, the WPZ General Partner may sell any or all of Williams Partners’ assets in a forced sale pursuant to the foreclosure of, or other realization upon, any such encumbrance without the approval of Williams Partners’ unitholders.

Management by Williams Board; WPZ General Partner

Williams	Williams Partners

In accordance with the DGCL, Williams’ business and affairs are managed by or under the direction of the Williams Board.

Williams’ certificate of incorporation requires that the Williams Board have not fewer than five or more than seventeen directors, as determined by a majority vote of the Williams Board. As of the date of this joint consent statement/proxy statement/prospectus, the Williams Board consists of ten directors.

The WPZ General Partner conducts, directs, and manages all activities of the partnership. Except as expressly provided in the Williams Partners partnership agreement, all management powers over the business and affairs of Williams Partners are exclusively vested in the WPZ General Partner, and no limited partner has any management power over the business and affairs of Williams Partners. The WPZ General Partner has full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct Williams Partners’ business.

Nomination and Election of Williams Board; WPZ General Partner

Williams	Williams Partners

Nominations of persons for election to the Williams Board may be made at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors, (a) by the Williams Board or board committee, (b) by any Williams Stockholder who is a stockholder of record on the date of the giving of notice and on the record date for the determination of stockholders entitled to vote at such meeting and who complies with the notice procedures in the by-laws or (c) by any Williams Stockholder(s) acting in accordance with the Williams’ by-laws proxy access provision. See “Stockholder Proposals and Director Nominations” below.

Under Williams’ by-laws, the proxy access provision permits a stockholder, or group of up to 20 stockholders, owning at least 3% of Williams’ outstanding common stock continuously for at least three years to nominate and include in Williams’ annual meeting proxy materials director nominees constituting up to the greater of two nominees or 20% of the Williams Board, provided that the stockholder(s) and the director nominee(s) satisfy the requirements specified in the by-laws.

Under Williams’ by-laws, directors are elected by a majority of votes cast, unless a director nominee was properly nominated by a Williams Stockholder with advance notice in a contested election, in which case directors are elected by a plurality of votes cast.

Once elected, directors hold office for terms of one year and remain in office until a successor is elected, or, if earlier, until their death, resignation, or removal from office.

WPZ Unitholders have no right to elect the WPZ General Partner unless the general partner has been removed or withdrawn, as described below, and have no right to elect the directors of the WPZ General Partner.

Removal of Williams Directors; Withdrawal or Removal of the WPZ General Partner

Williams	Williams Partners
Under the DGCL, any director may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, subject to certain exceptions.

Withdrawal of the WPZ General Partner. The WPZ General Partner has agreed not to withdraw voluntarily as the general partner prior to June 30, 2020 without first providing 90 days’ advance written notice and obtaining the approval of the holders of at least a majority of the WPZ Units, excluding those held by the WPZ General Partner and its affiliates, and furnishing an opinion of counsel stating that such withdrawal (following the selection of the successor general partner) would not result in the loss of the limited liability of any of Williams Partners’ limited partners or subsidiaries or cause Williams Partners or any of its subsidiaries to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes.

At any time after June 30, 2020, the WPZ General Partner may withdraw as general partner without first obtaining approval by giving 90 days’ advance written notice, and that withdrawal will not constitute a breach of the Williams Partners partnership agreement. In addition, the WPZ General Partner may withdraw without unitholder approval upon 90 days’ notice to Williams Partners’ limited partners if at least 50% of Williams Partners’ outstanding common units are held or controlled by one person and its affiliates (other than the WPZ General Partner and its affiliates).

Removal of WPZ General Partner. The WPZ General Partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3 % of the outstanding WPZ Units, voting together as a single class, including WPZ Units held by the WPZ General Partner and its affiliates, and Williams Partners receives an opinion of counsel regarding limited liability and tax matters.

If the WPZ General Partner is removed under circumstances where cause does not exist, and WPZ Units held by the WPZ General Partner and its affiliates are not voted in favor of that removal, the WPZ General Partner will have the right to require its successor to purchase its general partner interest and its incentive distribution rights in exchange for an amount in cash equal to the fair market value of the interests at the time.

Filling Vacancies on the Williams Board; Replacing the WPZ General Partner

Williams	Williams Partners
Under the Williams certificate of incorporation and by-laws, vacancies and newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority of directors then in office, although less than a quorum, or by the sole remaining director.

Replacement Following Withdrawal of the WPZ General Partner. Upon the voluntary withdrawal of the WPZ General Partner, the holders of a majority of Williams Partners’ outstanding common units may elect a successor to the withdrawing WPZ General Partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, Williams Partners will be dissolved, wound up and liquidated, unless within a specified time period after that withdrawal, the holders of a majority of Williams Partners’ outstanding units agree to continue Williams Partners’ business and to appoint a successor general partner.

Replacement Following Removal of the WPZ General Partner. Any removal of the WPZ General Partner is subject to the approval of a successor general partner by the vote of the holders of a majority of Williams Partners’ outstanding common units, including common units held by the WPZ General Partner and its affiliates.

Transfer of General Partner Interest

Williams	Williams Partners
Not applicable.

Prior to June 30, 2020, the WPZ General Partner may not transfer all or any part of its general partner interest in Williams Partners unless such transfer (a) has been approved by the prior written consent or vote of at least a majority of the outstanding common units (excluding any common units held by the WPZ General Partner and its affiliates) or (b) is of all, but not less than all, of its general partner interest to (i) an affiliate of the WPZ General Partner or (ii) another person in connection with the merger or consolidation of the WPZ General Partner with or into such other person or the transfer by the WPZ General Partner of all or substantially all of its assets to such other person.

On or after June 30, 2020, the WPZ General Partner may transfer all or any of its general partner interest in Williams Partners without unitholder approval.

Limited Call Rights

Williams	Williams Partners
Not applicable.	If at any time the WPZ General Partner and its affiliates hold more than 85% of the then-issued and outstanding limited partner interests of any class, the WPZ General Partner will have the right, which it may assign in whole or in part to its affiliates or to Williams Partners, to purchase all, but not less than all, of the outstanding limited partner interests of that class that are held by unaffiliated persons as of a record date to be selected by the WPZ General Partner, on at least 10 but not more than 60 days’ notice. The purchase price in the event of a purchase under these circumstances would be the greater of (1) the current market price (as defined in the Williams Partners partnership agreement) of the limited partner interests of the class as of the date three days before the date the notice is mailed to the limited partners as provided in the Williams Partners partnership agreement and (2) the highest price paid by the WPZ General Partner or any of its affiliates for any limited partner interest of the class purchased within the 90 days preceding the date the WPZ General Partner mails notice of its election to purchase the units.

Preemptive Rights

Williams	Williams Partners
Williams Stockholders have no preemptive rights to purchase additional shares of Williams Common Stock or other securities.	The WPZ General Partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase partnership securities from Williams Partners whenever, and on the same terms that, Williams Partners issues partnership securities to persons other than the WPZ General Partner and its affiliates or the beneficial owners thereof or any of their respective affiliates, to the extent necessary to maintain the percentage interests of the WPZ General Partner and its affiliates or the beneficial owners thereof or any of their respective affiliates equal to that which existed immediately prior to the issuance of such partnership securities. The holders of common units have no preemptive rights to acquire additional common units or other partnership interest in Williams Partners.

Amendment of Governing Documents

Williams	Williams Partners

Certificate of Incorporation. Williams’ certificate of incorporation may be amended in any manner provided by the DGCL. Because Williams Common Stock is the only class of Williams capital stock outstanding, Williams’ certificate of incorporation may be amended with the affirmative vote of a majority of the outstanding Williams Common Stock, except that certain provisions requiring a supermajority vote of stockholders may only be amended with such supermajority vote. See section title “Description of Williams Common Stock— Certain Certificate of Incorporation Provisions.”

By-laws. Williams’ certificate of incorporation and by-laws provide that the by-laws may be amended, altered, or repealed, and new by-laws may be adopted by the Williams Board or by the affirmative vote of holders of shares representing 75% of the total voting power of all of Williams’ outstanding capital stock then entitled to vote at any annual or special meeting for the election of directors.

Amendments to the Williams Partners partnership agreement may be proposed only by the WPZ General Partner. The WPZ General Partner has no duty or obligation to propose or approve any amendment and may decline to do so in its sole discretion and in declining to propose or approve an amendment, has no duty to act in good faith or pursuant to any standard imposed by the partnership agreement or the partnership agreement of any subsidiary or other agreement or the Delaware Partnership Act. Any amendment that materially and adversely affects the rights or preferences of any type or class of partner interests in relation to other types or classes of partner interests will require the approval of at least a majority of the type or class of partnership interests so affected. However, in some circumstances, more particularly described in the Williams Partners partnership agreement, the WPZ General Partner may make amendments to the Williams Partners partnership agreement without the approval of the limited partners or assignees to reflect:

•   a change in the name of Williams Partners, the location of its principal place of business, its registered agent, or its registered office;

•   the admission, substitution, withdrawal, or removal of partners;

•   a change that the WPZ General Partner determines to be necessary or appropriate to qualify or continue Williams Partners’ qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that neither Williams Partners nor its operating company or subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•   a change that the WPZ General Partner determines does not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•   a change that the WPZ General Partner determines to be necessary or appropriate to (a) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling, or regulation of any federal or state agency or judicial authority or contained in any federal or state statute or (b) facilitate the

Williams	Williams Partners

trading of Williams Partners’ limited partner interests or to comply with any rule, regulation, guideline, or requirement of any national securities exchange on which the limited partner interests are or will be listed for trading;

•   a change that the WPZ General Partner determines to be necessary or appropriate in connection with splits or combinations of partnership securities;

•   a change required to effect the intent of the provisions of the Williams Partners partnership agreement or otherwise contemplated by the partnership agreement;

•   a change in Williams Partners’ fiscal year or taxable period and any changes that the WPZ General Partner determines are necessary or appropriate as a result of a change in Williams Partners’ fiscal year or taxable period;

•   an amendment that is necessary, in the opinion of counsel, to prevent Williams Partners, or the WPZ General Partner or its directors, officers, trustees, or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, whether or not substantially similar to plan asset regulations currently applied or proposed;

•   an amendment that the WPZ General Partner determines to be necessary or appropriate in connection with the authorization or issuance of any class or series of partnership securities;

•   any amendment expressly permitted by the Williams Partners partnership agreement to be made by the WPZ General Partner acting alone;

•   an amendment effected, necessitated, or contemplated by a merger agreement approved in accordance with the Williams Partners partnership agreement;

•   an amendment that the WPZ General Partner determines to be necessary or appropriate to reflect and account for the formation by Williams Partners of, or an investment by Williams Partners in, any corporation, partnership, joint venture, limited liability company or other entity in connection with the

Williams	Williams Partners

conduct by Williams Partners of activities permitted by the Williams Partners partnership agreement;

•   a merger or conveyance to effect a change in Williams Partners’ legal form; or

•   any other amendments substantially similar to the foregoing.

Proposed amendments (other than those described above) must be approved by the WPZ General Partner and the holders of at least a majority of the outstanding common units, unless a greater or different percentage is required under the Williams Partners partnership agreement or by Delaware law. No provision of the Williams Partners partnership agreement that establishes a percentage of outstanding units (including units deemed owned by the WPZ General Partner) required to take any action may be amended, altered, changed, repealed, or rescinded to reduce such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of outstanding units whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced or increased, as applicable.

No amendment to the Williams Partners partnership agreement (other than those that may be made by the WPZ General Partner without the approval of Williams Partners’ limited partners) may enlarge the obligations of any limited partner without its consent unless approved by at least a majority of the type or class of limited partner interests so affected. No amendment to the Williams Partners partnership agreement may enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable, or otherwise payable to the WPZ General Partner or any of its affiliates, without the consent of the WPZ General Partner, which may be given or withheld at its option.

No amendment to the partnership agreement (other than those that may be made by the WPZ General Partner without the approval of Williams Partners’ limited partners) will become effective without the approval of the holders of at least 90% of the outstanding units voting together as a single class unless Williams Partners obtain an opinion of counsel to the effect that such amendment will not affect the limited liability of any limited partner under applicable law.

Meetings, Voting and Action by Written Consent

Williams	Williams Partners

Each share of Williams Common Stock entitles the holder to one vote with respect to each matter presented to Williams’ Stockholders on which the holders of Williams Common Stock are entitled to vote. Williams Stockholders do not have cumulative voting rights.

Williams’ by-laws provide that special meetings of the stockholders may be called by the chairman of the board or the chief executive officer, and will be called by the chairman of the board, the chief executive officer, or the secretary upon the written request of a majority of the total number of directors then authorized. Williams’ by-laws prohibit the conduct of any business at a special meeting other than as brought by or at the direction of the Board of Directors.

Williams’ certificate of incorporation provides that any action, except the election of directors, which may be taken by a vote of stockholders at a meeting, may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power. Williams Stockholders may also act by written consent for actions that require greater than a majority of voting if authorized by such greater proportion.

Each record holder of a unit has a vote according to its percentage interest in Williams Partners, although additional limited partner interests having special voting rights could be issued. However, if at any time any person or group, other than the WPZ General Partner and its affiliates, their transferees, transferees of their transferees (provided that the WPZ General Partner has notified such secondary transferees that the voting limitation shall not apply to them), or a person or group who acquires units (provided that, prior to such acquisition, the WPZ General Partner has notified such person or group that the voting limitation shall not apply to them), acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting to unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. In the case of common units held by the WPZ General Partner on behalf of ineligible holders, the WPZ General Partner will distribute the votes on those common units in the same ratios as the votes of limited partners (including the WPZ General Partner) in respect of limited partner interests other than those of ineligible holders are cast.

Special meetings of Williams Partners’ limited partners may be called by the WPZ General Partner or by limited partners owning 20% or more of the outstanding units of the class or classes for which a meeting is proposed, in accordance with the procedures set forth in the Williams Partners partnership agreement. The WPZ General Partner must send notice of any meetings to all unitholders of record as of a record date which may not be less than 10 or more than 60 days prior to the date of the meeting (or, where approvals are sought without a meeting, the date by which limited partners must submit approvals) and any such meeting may be held not less than 10 days or more than 60 days after the mailing of notice of the meeting. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called,

Williams	Williams Partners

represented in person or by proxy, will constitute a quorum unless any such action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting.

Williams Partners common unitholders have no right to elect the WPZ General Partner on an annual or other continuing basis.

Stockholder Proposals and Director Nominations

Williams	Williams Partners
Williams’ by-laws establish advance notice procedures with respect to stockholder proposals for annual meetings and stockholder nomination of candidates for election as directors at annual or special meetings. To be timely, a stockholders’ notice for an annual meeting must be given to the Williams secretary no later than the 90th day and no earlier than the 120th day prior to the anniversary of the previous year’s annual meeting. A stockholder notice for a special meeting to elect directors must be provided no later than ten days following public disclosure of the date of the special meeting. A stockholder notice must also provide certain information and make certain representations.	Not applicable.

Limitation on Liability; Indemnification; Advancement of Expenses

Williams	Williams Partners

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. The DGCL does not permit exculpation for liability:

•   for breach of duty of loyalty;

•   for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•   under Section 174 of the DGCL (unlawful dividends and stock repurchases); or

•   for transactions from which the director derived improper personal benefit.

The Williams Partners partnership agreement provides that certain persons, including the WPZ General Partner, managers, managing members, officers, employees, and agents, shall not be liable for monetary damages to Williams Partners, any of its limited partners, or any other persons who have acquired interests in the equity interests of Williams Partners, for losses sustained or liabilities incurred as a result of any act or omission of any such person unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter in question, such person acted in bad faith or engage in fraud, willful misconduct, or in the case of a criminal matter, acted with knowledge that such person’s conduct was criminal.

Williams	Williams Partners

Williams’ certificate of incorporation eliminates the personal liability of directors to Williams and its stockholders for monetary damages for breaches of fiduciary duty to the fullest extent authorized by the DGCL.

Williams’ by-laws require Williams to indemnify its directors and officers, and certain employees, to the fullest extent permitted by the DGCL, but subject to certain exceptions and limitations set forth in the by-laws. Additionally, the directors and certain offices are entitled to advancement of expenses from Williams for legal proceedings against them, to the fullest extent permitted by law. The by-laws also provide that Williams may maintain insurance to protect its directors, officers, certain employees, and agents from liabilities incurred in any such capacity, whether or not the DGCL would permit Williams to indemnify such person against such liability.

The Williams Partners partnership agreement indemnifies certain persons, including the WPZ General Partner, managers, managing members, officers, employees, and agents, to the fullest extent permitted by law for any proceedings as a result of such persons acting on behalf of Williams Partners, subject to certain limitations in the partnership agreement. The partnership agreement also provides for advancement of expenses for proceedings against any such person. Further, the partnership agreement allows the partnership to purchase and maintain insurance on behalf of the WPZ General Partner and any person designated by the WPZ General Partner to protect against any liability incurred by such person on behalf of the partnership.

Fiduciary Duties; Conflicts of Interest

Williams	Williams Partners

Williams’ directors owe certain fiduciary duties to Williams Stockholders.

Under the DGCL, certain transactions involving an interested officer or director are not void or voidable solely because of such officer’s or director’s interest if:

•   the material facts are disclosed or made known to the board of directors (or committee thereof) and a majority of the disinterested directors vote to authorize the transaction in good faith;

•   the material facts are disclosed or made known to the stockholders entitled to vote thereon and the transaction is specifically approved in good faith by vote of the stockholders; or

•   the transaction is fair to the corporation at the time it is authorized, approved, or ratified by the board of directors (or committee thereof) or the stockholders.

The Williams Partners partnership agreement contains provisions that eliminate the WPZ General Partner’s fiduciary duties to Williams Partners and its unitholders. The Williams Partners partnership agreement also restricts the remedies available to unitholders for actions taken that might, without those limitations, constitute breaches of fiduciary duty.

The WPZ General Partner may take into account the interests of other parties in addition to Williams Partners’ interests when resolving conflicts of interest. In effect, these provisions limit the WPZ General Partner’s fiduciary duties to Williams Partners unitholders. The Williams Partners partnership agreement also restricts the remedies available to Williams Partners unitholders for actions taken by the WPZ General Partner that might, without those limitations, constitute breaches of fiduciary duty. Whenever a potential conflict of interest arises between the WPZ General Partner or any of its affiliates, on the one hand, and Williams Partners, its subsidiaries or any partner, on the other, any resolution or course of action by the WPZ General Partner or its affiliates in respect of such conflict of interest will be permitted and deemed approved by all partners and will not breach the partnership agreement or any duty in law or equity, if such resolution or course of action is:

•   approved by a majority of the members of the WPZ Conflicts Committee acting in good faith;

Williams	Williams Partners

•   approved by the vote of a majority of outstanding common units (excluding common units owned by the WPZ General Partner and its affiliates);

•   on terms no less favorable to Williams Partners than those generally being provided to or available from unrelated third parties; or

•   fair and reasonable to Williams Partners, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to Williams Partners).

The WPZ General Partner will not be required in connection with its resolution of a conflict of interest to seek special approval of the WPZ Conflicts Committee or approval of the unitholders of Williams Partners and may adopt a resolution or course of action that has not received such approval. If special approval is sought, then it will be presumed the WPZ Conflicts Committee of the WPZ General Partner’s board acted in good faith. If neither special approval nor unitholder approval is sought and the WPZ Board determines that the resolution or course of action satisfies the third or fourth bullet points above, then it will be presumed the board acted in good faith.

The Williams Partners partnership agreement also entitles the WPZ General Partner to take or decline to take any action in its individual capacity, as opposed to in its capacity as the general partner of Williams Partners, free of any duty (including any fiduciary duty) or obligation whatsoever to Williams Partners, its subsidiaries or any limited partner or any other person bound by the Williams Partners partnership agreement and, to the fullest extent permitted by law, with no requirement to act in good faith. Examples include the exercise of its limited call right, its voting rights with respect to the units it owns and its determination whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement.

Taxation

Williams	Williams Partners
Williams is subject to U.S. federal income taxes on its taxable income.	Williams Partners is a flow-through entity for U.S. federal income tax purposes, which means that it is not subject to entity-level U.S. federal income taxes.

Williams	Williams Partners

Cash distributions to Williams Stockholders are taxable to each stockholder as ordinary dividend income to the extent distributed out of Williams’ current or accumulated “earnings and profits” (as determined under U.S. federal income tax principles). Cash distributions in excess of Williams’ current and accumulated earnings and profits are treated as a non-taxable return of capital, which reduce a stockholder’s adjusted tax basis in such holder’s Williams Common Stock and, to the extent the cash distribution exceeds such holder’s adjusted tax basis, as gain from the sale or exchange of such shares.

Each WPZ Unitholder receives a Schedule K-1 from Williams Partners reflecting such unitholder’s share of Williams Partners’ items of income, gain, loss, and deduction for each fiscal year following the end of such fiscal year.

Appraisal Rights

Williams	Williams Partners
Under the DGCL, stockholders who properly demand and perfect appraisal rights in connection with a merger or consolidation of the corporation (including by not voting in favor of the adoption of the merger agreement and continuing to hold their shares through the effective time of the merger) have the right to receive payment of the fair value of their stock in cash as appraised by the Delaware Court of Chancery. Subject to certain exceptions, the DGCL provides that appraisal rights are not available to any class of stock listed on a national securities exchange or held of record by over 2,000 stockholders, unless, in either case, such stockholders are required in the merger to accept in exchange for their shares anything other than (1) shares of the surviving corporation, (2) shares of stock of another corporation which is listed on a national securities exchange or held of record by more than 2000 holders, (3) cash in lieu of fractional shares of such corporations, or (4) any combination of the above.	Not applicable.

Dissolution

Williams	Williams Partners
Under the DGCL, Williams will dissolve upon any of the following: (i) adoption of a resolution by the Williams Board to dissolve and approval of such resolution by holders of a majority of the Williams’ outstanding stock entitled to vote on the proposal or (ii) the unanimous vote of all stockholders of Williams entitled to vote on a proposal to dissolve.	Williams Partners will dissolve, and its affairs will be wound up, upon: (i) an event of withdrawal of the WPZ General Partner, as provided in the Williams Partners partnership agreement, unless a successor general partner is elected and admitted to Williams Partners pursuant to the Williams Partners partnership agreement, (ii) an election to dissolve by the WPZ General Partner that is approved by the holders of a majority of units, voting as a single class, (iii) the entry of a decree of judicial dissolution of Williams Partners pursuant to the provisions of the Delaware Partnership Act, or (iv) at any time there are no limited partners of Williams Partners, unless Williams Partners is continued without dissolution in accordance with the Delaware Partnership Act.

DESCRIPTION OF WILLIAMS COMMON STOCK

Common Stock

As of the date of this joint consent statement/proxy statement/prospectus, Williams is authorized to issue up to 960,000,000 shares of common stock, par value $1.00 per share. If the Charter Amendment Proposal is approved, Williams will have the authority to issue up to 1,470,000,000 shares of Williams Common Stock. As of June 29, Williams had 827,733,303 issued and outstanding shares of Williams Common Stock. In addition, as of June 29, 2018, 12,392,762 shares of Williams Common Stock were subject to options or deferred rights outstanding under various stock and compensation incentive plans. The outstanding shares of Williams Common Stock are fully paid and nonassessable. The Williams Stockholders are not entitled to preemptive or redemption rights. Shares of Williams Common Stock are not convertible into shares of any other class of capital stock. Computershare is the transfer agent and registrar for Williams Common Stock. Williams Common Stock is listed on the New York Stock Exchange under the ticker symbol “WMB.”

Dividends

Williams Stockholders are entitled to receive dividends when, as, and if declared by the Williams Board, out of funds legally available for their payment subject to the rights of holders of any outstanding preferred stock.

Voting Rights

Williams Stockholders are entitled to one vote per share on all matters submitted to a vote of stockholders.

Rights Upon Liquidation

In the event of Williams’ voluntary or involuntary liquidation, dissolution, or winding up of its affairs, Williams Stockholders will be entitled to share equally in any assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.

Certain Certificate of Incorporation and By-law Provisions

Williams currently has the following provisions in its charter or by-laws that could be considered to be “anti-takeover” provisions:

•	an article in the Williams charter requiring the affirmative vote of three-fourths of the outstanding shares of Williams Common Stock for certain merger and asset sale transactions with holders of more than five percent of the voting power of Williams;

•	a provision in the Williams charter authorizing the Williams Board to issue preferred stock with designations, rights, and preferences as determined by the Williams Board;

•	a by-law that only permits the chairman of the Williams Board, chief executive officer or a majority of the Williams Board to call a special meeting of the stockholders; and

•	a by-law requiring stockholders to provide prior notice for nominations for election to the board of directors or for proposing matters which can be acted upon at stockholders meetings.

Williams is a Delaware corporation and is subject to Section 203 of the DGCL. In general, Section 203 prevents an interested stockholder, which is defined generally as a person owning 15% or more of Williams’ outstanding voting stock, from engaging in a business combination with Williams for three years following the date that person became an interested stockholder unless:

•	before that person became an interested stockholder, the Williams Board approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•	upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of Williams’ voting stock outstanding at the time the transaction commenced (excluding stock held by persons who are both directors and officers of Williams or by certain employee stock plans); or

•	on or following the date on which that person became an interested stockholder, the business combination is approved by the Williams Board and authorized at a meeting of stockholders by the affirmative vote (but not written consent) of the holders of at least 66 2⁄3% of Williams’ outstanding voting stock (excluding shares held by the interested stockholder).

A business combination for purposes of Section 203 includes, among other things, mergers, asset sales and certain other transactions resulting in a financial benefit to the interested stockholder.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of certain material U.S. federal income tax consequences to U.S. holders (as defined below) of the Merger and of owning and disposing of Williams Common Stock received in the Merger. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations (the “Treasury Regulations”) promulgated under the Code and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. No ruling has been or is expected to be sought from the IRS with respect to any of the tax consequences discussed below. As a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

This discussion is limited to U.S. holders of WPZ Public Units that hold their WPZ Public Units, and will hold their Williams Common Stock, if any, received in the Merger, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any tax consequences arising under the net investment income tax or the alternative minimum tax, nor does it address any tax consequences arising under the laws of any state, local, or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to income taxes. Furthermore, this discussion does not address all aspects of U.S. federal income taxation that may be applicable to U.S. holders in light of their particular circumstances or to U.S. holders subject to special treatment under U.S. federal income tax laws, including, without limitation:

•	a bank, insurance company, or other financial institution;

•	a tax-exempt organization;

•	a real estate investment trust;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	a regulated investment company or a mutual fund;

•	a “controlled foreign corporation” or a “passive foreign investment company”;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of WPZ Public Units that received such common units through the exercise of an employee option, pursuant to a retirement plan or otherwise as compensation;

•	holders of options, or holders of restricted units or bonus units, granted under any Williams Partners benefit plan;

•	a person whose functional currency is not the U.S. dollar;

•	a holder of WPZ Public Units that holds such WPZ Public Units as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction; or

•	a U.S. expatriate.

If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, holds WPZ Public Units, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. A partner in a partnership holding WPZ Public Units should consult its own tax advisor.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of WPZ Public Units or Williams Common Stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	a trust if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons (as defined in the Code) are authorized to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes; or

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND IS NOT A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER OR THE RECEIPT, OWNERSHIP AND DISPOSITION OF WILLIAMS COMMON STOCK, IF ANY, RECEIVED IN THE MERGER. EACH HOLDER OF WPZ PUBLIC UNITS IS STRONGLY URGED TO CONSULT WITH AND RELY UPON ITS OWN TAX ADVISOR AS TO THE SPECIFIC FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES TO SUCH HOLDER OF THE MERGER AND THE RECEIPT, OWNERSHIP, AND DISPOSITION OF WILLIAMS COMMON STOCK, IF ANY, RECEIVED IN THE MERGER, TAKING INTO ACCOUNT ITS OWN PARTICULAR CIRCUMSTANCES.

Tax Consequences of the Merger to U.S. Holders of WPZ Public Units

Tax Characterization of the Merger. The receipt of Williams Common Stock and any cash in lieu of fractional shares of Williams Common Stock in exchange for WPZ Public Units pursuant to the Merger should be a taxable transaction to U.S. holders for U.S. federal income tax purposes. In general, the Merger should be treated as a taxable sale of a U.S. holder’s WPZ Public Units in exchange for Williams Common Stock and any cash received in lieu of fractional shares of Williams Common Stock in the Merger. The remainder of this discussion assumes that the Merger will be treated as a taxable transaction.

Amount and Character of Gain or Loss Recognized. A U.S. holder who receives Williams Common Stock and cash in lieu of fractional shares of Williams Common Stock in exchange for WPZ Public Units pursuant to the Merger will recognize gain or loss in an amount equal to the difference between (i) the sum of (A) the amount of any cash received, (B) the fair market value of any Williams Common Stock received, and (C) such U.S. holder’s share of Williams Partners’ nonrecourse liabilities immediately prior to the Merger and (ii) such U.S. holder’s adjusted tax basis in the WPZ Public Units exchanged therefor (which includes such U.S. holder’s share of Williams Partners’ nonrecourse liabilities immediately prior to the Merger).

A U.S. holder’s initial tax basis in its WPZ Public Units purchased with cash equaled, at the time of such purchase, the amount such holder paid for the WPZ Public Units plus the U.S. holder’s share of Williams Partners’ nonrecourse liabilities. Over time that basis would have (i) increased by the U.S. holder’s share of Williams Partners’ income and by any increases in the U.S. holder’s share of Williams Partners’ nonrecourse liabilities and (ii) decreased, but not below zero, by distributions from Williams Partners, by the U.S. holder’s share of Williams Partners’ losses, by any decreases in the U.S. holder’s share of Williams Partners’ nonrecourse liabilities and by the U.S. holder’s share of Williams Partners’ expenditures that are not deductible in computing taxable income and are not required to be capitalized.

Except as noted below, gain or loss recognized by a U.S. holder on the exchange of WPZ Public Units in the Merger will generally be taxable as capital gain or loss. However, a portion of this gain or loss, which portion could be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” owned by Williams Partners and its subsidiaries. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the exchange of a WPZ Public Unit pursuant to the Merger and may be recognized even if there is a net taxable loss realized on the exchange of such U.S. holder’s WPZ Public Units pursuant to the Merger. Consequently, a U.S. holder may recognize both ordinary income and capital loss upon the exchange of WPZ Public Units in the Merger.

Capital gain or loss recognized by a U.S. holder will generally be long-term capital gain or loss if the U.S. holder’s holding period for its WPZ Public Units is more than twelve months as of the effective time of the Merger. If the U.S. holder is an individual, such long-term capital gain will generally be eligible for reduced rates of taxation. Capital losses recognized by a U.S. holder may offset capital gains and, in the case of individuals, no more than $3,000 of ordinary income. Capital losses recognized by U.S. holders that are corporations may be used to offset only capital gains.

The amount of gain or loss recognized by each U.S. holder in the Merger will vary depending on each U.S. holder’s particular situation, including the value of the Williams Common Stock and the amount of any cash received in lieu of fractional shares of Williams Common Stock by each U.S. holder in the Merger, the adjusted tax basis of the WPZ Public Units exchanged by each U.S. holder in the Merger, and the amount of any suspended passive losses that may be available to a particular unitholder to offset a portion of the gain recognized by each U.S. holder. Passive losses that were not deductible by a U.S. holder in prior taxable periods because they exceeded the U.S. holder’s share of Williams Partners’ income may be deducted in full upon the U.S. holder’s taxable disposition of its entire investment in Williams Partners pursuant to the Merger. Each U.S. holder is strongly urged to consult its own tax advisor with respect to the specific tax consequences to them of the Merger, taking into account its own particular circumstances.

Williams Partners Items of Income, Gain, Loss, and Deduction for the Taxable Period Ending on the Date of the Merger. U.S. holders of WPZ Public Units will be allocated their share of Williams Partners’ items of income, gain, loss, and deduction for the taxable period of Williams Partners ending on the date of the Merger. These allocations will be made in accordance with the terms of the Williams Partners partnership agreement. A U.S. holder will be subject to U.S. federal income taxes on any such allocated income and gain even if such U.S. holder does not receive a cash distribution from Williams Partners attributable to such allocated income and gain. Any such income and gain allocated to a U.S. holder will increase the U.S. holder’s tax basis in the WPZ Public Units held and, therefore, will reduce the gain, or increase the loss, recognized by such U.S. holder resulting from the Merger. Any losses or deductions allocated to a U.S. holder will decrease the U.S. holder’s tax basis in the WPZ Public Units held and, therefore, will increase the gain, or reduce the loss, recognized by such U.S. holder resulting from the Merger.

Tax Basis and Holding Period in Williams Common Stock Received in the Merger. A U.S. holder’s tax basis in the Williams Common Stock received in the Merger will equal the fair market value of such Williams Common Stock. A U.S. holder’s holding period in Williams Common Stock received in the Merger will begin on the day after the date of the Merger.

Tax Consequences to U.S. Holders of Owning and Disposing of Williams Common Stock Received in the Merger

Distributions on Williams Common Stock. For U.S. federal income tax purposes, distributions of cash by Williams to a U.S. holder with respect to Williams Common Stock received in the Merger will generally be included in a U.S. holder’s income as ordinary dividend income to the extent of Williams’ current or accumulated “earnings and profits” as determined under U.S. federal income tax principles. A portion of the cash distributed to Williams Stockholders by Williams after the Merger may exceed Williams’ current and accumulated earnings and profits. Distributions of cash in excess of Williams’ current and accumulated earnings and profits will be treated as a non-taxable return of capital reducing a U.S. holder’s adjusted tax basis in such U.S. holder’s Williams Common Stock and, to the extent the distribution exceeds such U.S. holder’s adjusted tax basis, as capital gain from the sale or exchange of such Williams Common Stock. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction, subject to applicable limitations.

Dividends received by an individual U.S. holder may be taxed at the lower applicable long-term capital gains rate if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes.

Sale, Exchange, Certain Redemptions, or Other Taxable Dispositions of Williams Common Stock. Upon the sale, exchange, certain redemptions or other taxable dispositions of Williams Common Stock received in the Merger, a U.S. holder will generally recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any other property received upon such taxable disposition of Williams Common Stock and (ii) the U.S. holder’s adjusted tax basis in such Williams Common Stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in the Williams Common Stock disposed of is more than twelve months at the time of such taxable disposition. Long-term capital gains of non-corporate taxpayers are generally taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Information returns may be required to be filed with the IRS in connection with the Merger and in connection with distributions made with respect to, or dispositions of, Williams Common Stock received in the Merger. A U.S. holder may be subject to U.S. backup withholding on payments made pursuant to the Merger or on distributions made with respect to, or on payments made pursuant to dispositions of, Williams Common Stock received in the Merger unless such holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the applicable requirements of the backup withholding rules. Any amount withheld under the U.S. backup withholding rules is not an additional tax and will generally be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

LEGAL MATTERS

The validity of Williams Common Stock to be issued in the Merger will be passed upon by Gibson Dunn. Gibson Dunn has provided legal services to Williams in the past regarding matters unrelated to the Merger.

EXPERTS

The consolidated financial statements of Williams appearing in the Williams’ Current Report on Form 8-K dated May 3, 2018, including schedules appearing therein, have been audited by Ernst & Young, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference which, as to the consolidated financial statements for the year 2017, is based in part on the report of PwC, and as to the consolidated financial statements for the years 2016 and 2015, is based in part on the report of DT, each an independent registered public accounting firm. The effectiveness of Williams’ internal control over financial reporting as of December 31, 2017 appearing in the WMB 2017 10-K has been audited by Ernst & Young, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such consolidated financial statements and Williams’ management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2017 are incorporated herein in reliance upon the reports of Ernst & Young, PwC and DT pertaining to such financial statements and upon the report of Ernst & Young pertaining to the effectiveness of Williams’ internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firms as experts in accounting and auditing.

The consolidated financial statements of Williams Partners appearing in the Williams Partners’ Current Report on Form 8-K dated May 3, 2018 have been audited by Ernst & Young, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference which, as to the consolidated financial statements for the year 2017, is based in part on the report of PwC, and as to the consolidated financial statements for the years 2016 and 2015, is based in part on the report of DT, each an independent registered public accounting firm. The effectiveness of Williams Partners’ internal control over financial reporting as of December 31, 2017, appearing in the WPZ 2017 Form 10-K has been audited by Ernst & Young, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and Williams Partners’ management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2017 are incorporated herein in reliance upon the reports of Ernst & Young, PwC and DT pertaining to such financial statements and upon the report of Ernst & Young pertaining to the effectiveness of Williams Partners’ internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firms as experts in accounting and auditing.

The audited financial statements of Gulfstream Natural Gas System, L.L.C., as of and for the year ended December 31, 2017, not separately presented in this consent statement/proxy statement/prospectus, have been audited by PwC whose report thereon is incorporated by reference. The audited financial statements of Williams and Williams Partners, to the extent they relate to Gulfstream Natural Gas System, L.L.C., have been incorporated by reference in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Williams and Williams Partners are subject to the informational requirements of the Exchange Act and file reports and other information with the SEC. The public may read and copy any reports or other information filed with the SEC at the SEC’s public reference room, 100 F Street N.E., Washington, D.C. 20549-2521. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Williams’ and Williams Partners’ SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. Unless specifically listed under “Incorporation by Reference” below, the information contained on the SEC web site is not intended to be incorporated by reference into this prospectus and you should not consider that information a part of this prospectus.

Williams’ and Williams Partners’ SEC filings can also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Williams will also provide to you, at no cost, a copy of any document incorporated by reference in this prospectus and the applicable prospectus supplement and any exhibits specifically incorporated by reference into those documents. You may request copies of these filings from Williams by mail at the following address, or by telephone at the following telephone number:

The Williams Companies, Inc.

Investor Relations

One Williams Center

Tulsa, Oklahoma 74172-0172

Telephone Number: (800) 600-3782

Williams and Williams Partners each make available free of charge on or through Williams’ Internet website, http://www.williams.com, its reports and other information filed with or furnished to the SEC as referred to above and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such material is furnished to the SEC. Information contained on Williams’ website is not intended to be incorporated by reference into this prospectus and you should not consider that information a part of this prospectus.

Williams has filed with the SEC a registration statement on Form S-4 of which this joint consent statement/proxy statement/prospectus forms a part. The registration statement registers Williams Common Stock to be issued to holders of WPZ Units in connection with the Merger. The registration statement, including the attached exhibits and annexes, contains additional relevant information about the Williams Common Stock and the WPZ Units. The rules and regulations of the SEC allow Williams and Williams Partners to omit certain information included in the registration statement from this joint consent statement/proxy statement/prospectus.

In addition, the SEC allows Williams Partners and Williams to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint consent statement/proxy statement/prospectus, except for any information that is superseded by information included directly in this joint consent statement/proxy statement/prospectus or incorporated by reference subsequent to the date of this joint consent statement/proxy statement/prospectus as described below. Statements contained in this joint consent statement/proxy statement/prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance unitholders are referred to the copy of the contract or other document filed with the SEC, each statement being qualified in all respects by such reference.

This joint consent statement/proxy statement/prospectus incorporates by reference the documents listed below that Williams Partners and Williams have previously filed with the SEC. They contain important information about the companies and their financial condition, business and prospects. You should analyze the information in this joint consent statement/proxy statement/prospectus and the additional information in the documents described under the heading “Documents Incorporated By Reference.”

Holders of outstanding WPZ Units and holders of outstanding Williams Common Stock may also request copies of these publicly filed documents from Williams Partners or Williams, respectively, without charge, upon written request to One Williams Center, Tulsa, Oklahoma 74172-0172, Attention: Investor Relations.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows Williams and Williams Partners to “incorporate by reference” certain information in documents Williams and Williams Partners file with the SEC, which means that Williams and Williams Partners can disclose important information to you in this joint consent statement/proxy statement/prospectus by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this joint consent statement/proxy statement/prospectus, except for any information superseded by information in this joint consent statement/proxy statement/prospectus, or information filed subsequently that is incorporated by reference and information in any joint consent statement/proxy statement/prospectus supplement. These documents contain important business and financial information about Williams and Williams Partners, including information concerning financial performance, and Williams and Williams Partners each urge you to read them. Williams and Williams Partners incorporate by reference into this joint consent statement/proxy statement/prospectus all of the following documents (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Williams Partners’ Annual Report on Form 10-K for the year ended December 31, 2017, filed on February 22, 2018; provided, however, Items 6, 7, 7A, and 8 of the Form 10-K and Exhibit 12 thereto, which were subsequently recast in Williams Partners’ Current Report on Form 8-K filed on May 3, 2018, are not incorporated herein.

•	Williams Partners’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 filed on May 3, 2018;

•	Williams Partners’ Current Reports on Form 8-K filed on February 1, 2018, February 26, 2018, March 5, 2018 (two Current Reports on Form 8-K filed on this date), March 15, 2018, May 3, 2018 and May 17, 2018, (excluding for all such Current Reports the information, if any, furnished under Item 7.01 thereof and corresponding information furnished under Item 9.01 or included as an exhibit thereto);

•	Williams’ Annual Report on Form 10-K for the year ended December 31, 2017, filed on February 22, 2018 (including the portions of Williams’ proxy statement for its 2018 annual meeting of stockholders specifically incorporated therein); provided, however, Items 6, 7, 7A, and 8 of the Form 10-K and Exhibit 12 thereto, which were subsequently recast in Williams’ Current Report on Form 8-K filed on May 3, 2018, are not incorporated herein;

•	Williams’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 filed on May 3, 2018; and

•	Williams’ Current Reports on Form 8-K filed on February 26, 2018, March 15, 2018, May 3, 2018, May 11, 2018, May 17, 2018 and June 5, 2018 (excluding for all such Current Reports the information, if any, furnished under Item 7.01 thereof and corresponding information furnished under Item 9.01 or included as an exhibit thereto).

All additional documents filed by Williams or Williams Partners with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the filing of this after the date of the initial registration statement of which this joint consent statement/proxy statement/prospectus forms a part and prior to the effectiveness of such registration statement, and after the date of this joint consent statement/proxy statement/prospectus and prior to the date on which the Merger is consummated are also deemed to be incorporated by reference. However, any documents or portions thereof or any exhibits thereto that Williams or Williams Partners furnish to, but do not file with, the SEC shall not be incorporated or deemed to be incorporated by reference into this joint consent statement/proxy statement/prospectus.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this joint consent statement/proxy statement/prospectus and the documents incorporated herein by reference include forward-looking statements within the meaning of the federal securities laws. These forward-looking statements relate to the Merger, Williams’ and Williams Partners’ anticipated financial performance, management’s plans and objectives for future operations, business prospects, outcome of regulatory proceedings, market conditions, and other matters.

All statements, other than statements of historical facts, included or incorporated by reference in this joint consent statement/proxy statement/prospectus that address activities, events or developments that Williams and Williams Partners expect, believe or anticipate will exist or may occur in the future are forward-looking statements. Forward-looking statements can be identified by various forms of words such as “anticipates,” “believes,” “seeks,” “could,” “may,” “should,” “continues,” “estimates,” “expects,” “forecasts,” “intends,” “might,” “goals,” “objectives,” “targets,” “planned,” “potential,” “projects,” “scheduled,” “will,” “assumes,” “guidance,” “outlook,” “in-service date” or other similar expressions. These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management and include, among others, statements regarding:

•	the Closing, expected timing, and benefits of the Merger;

•	expected levels of cash distributions by Williams Partners with respect to limited partner interests;

•	expected levels of dividends to Williams Stockholders;

•	Williams’ and Williams Partners’ expected financial results following the Merger;

•	future credit ratings of Williams, Williams Partners and their affiliates;

•	amounts and nature of Williams’ and Williams Partners’ future capital expenditures;

•	expansion and growth of Williams’ and Williams Partners’ business and operations;

•	expected in-service dates for capital projects;

•	financial condition and liquidity of Williams and Williams Partners;

•	Williams’ and Williams Partners’ business strategy;

•	Williams’ and Williams Partners’ cash flow from operations or results of operations;

•	seasonality of certain of Williams’ and Williams Partners’ business components;

•	natural gas and natural gas liquids prices, supply and demand; and

•	demand for Williams’ and Williams Partners’ services.

Forward-looking statements are based on numerous assumptions, uncertainties, and risks that could cause future events or results to be materially different from those stated or implied in this joint consent statement/proxy statement/prospectus. Limited partner units are inherently different from the capital stock of a corporation, although many of the business risks to which Williams and Williams Partners are subject are similar. You should carefully consider the risk factors discussed above and in the documents incorporated by reference herein in addition to the other information in this joint consent statement/proxy statement/prospectus. If any of the following risks were actually to occur, Williams’ or Williams Partners’ business, results of operations and financial condition could be materially adversely affected. Many of the factors that could adversely affect Williams’ or Williams Partners’ business, results of operations and financial condition are beyond its ability to control or predict. Specific factors that could cause actual results to differ from results contemplated by the forward-looking statements include, among others, the following:

•	satisfaction of the conditions to the completion of the Merger, including receipt of the Williams Stockholder Approval;

•	whether Williams Partners will produce sufficient cash flows to provide expected levels of cash distributions;

•	whether Williams is able to pay current and expected levels of dividends;

•	availability of supplies, market demand and volatility of prices;

•	inflation, interest rates, fluctuation in foreign exchange rates and general economic conditions (including future disruptions and volatility in the global credit markets and the impact of these events on customers and suppliers);

•	the strength and financial resources of Williams’ and Williams Partners’ competitors and the effects of competition;

•	whether Williams and Williams Partners are able to successfully identify, evaluate, and execute investment opportunities;

•	Williams’ and Williams Partners’ ability to acquire new businesses and assets and successfully integrate those operations and assets into existing businesses as well as successfully expand facilities;

•	development of alternative energy sources;

•	the impact of operational and developmental hazards and unforeseen interruptions;

•	the impact of existing and future laws (including, but not limited to, the Tax Cuts and Jobs Act of 2017), regulations (including, but not limited to, the FERC’s “Revised Policy Statement on Treatment of Income Taxes” in Docket No. PL17-1-000), the regulatory environment, environmental liabilities, and litigation, as well as Williams’ and Williams Partners’ ability to obtain necessary permits and approvals and achieve favorable rate proceeding outcomes;

•	Williams’ costs and funding obligations for defined benefit pension plans and other postretirement benefit plans;

•	changes in maintenance and construction costs;

•	changes in the current geopolitical situation;

•	Williams’ and Williams Partners’ exposure to the credit risk of its customers and counterparties;

•	risks related to financing, including restrictions stemming from debt agreements, future changes in credit ratings as determined by nationally-recognized credit rating agencies and the availability and cost of capital;

•	the amount of cash distributions from and capital requirements of investments and joint ventures in which Williams and Williams Partners participate;

•	risks associated with weather and natural phenomena, including climate conditions;

•	acts of terrorism, including cybersecurity threats and related disruptions; and

•	Williams’ and Williams Partners’ ability to close the Merger;

•	additional risks described in Williams’ and Williams Partners’ filings with the SEC.

Given the uncertainties and risk factors that could cause Williams’ and Williams Partners’ actual results to differ materially from those contained in any forward-looking statement, Williams and Williams Partners caution you not to unduly rely on their forward-looking statements. Williams and Williams Partners disclaim any obligations to and do not intend to update the above list to announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

In addition to causing Williams’ or Williams Partners’ actual results to differ, the factors listed above and referred to below may cause Williams’ or Williams Partners’ intentions to change from those statements of intention set forth in this joint consent statement/proxy statement/prospectus. Such changes in Williams’ or Williams Partners’ intentions may also cause their respective results to differ. Williams or Williams Partners may change their intentions, at any time and without notice, based upon changes in such factors, its assumptions, or otherwise.

Because forward-looking statements involve risks and uncertainties, Williams and Williams Partners caution that there are important factors, in addition to those listed above, that may cause actual results to differ materially from those contained in the forward-looking statements. These factors include the risks set forth under the caption “Risk Factors” in this joint consent statement/proxy statement/prospectus, the qualifications in the section entitled “The Merger – Unaudited Financial Projections of Williams and Williams Partners” beginning on page 48 of this joint consent statement/proxy statement/prospectus, and the risks set forth in the Williams’ and Williams’ Partners annual reports set forth on Form 10-K, each filed with the SEC on February 22, 2018, and the subsequent Quarterly Reports on Form 10-Q filed by each of Williams and Williams Partners, each of which is incorporated by reference in this joint consent statement/proxy statement/prospectus.

THE WILLIAMS COMPANIES, INC.

INDEX TO UNAUDITED PRO FORMA

CONDENSED FINANCIAL STATEMENTS

Introduction	F-2
Unaudited Pro Forma Condensed Balance Sheet as of March 31, 2018	F-3
Unaudited Pro Forma Condensed Statement of Income for the three months ended March 31, 2018	F-4
Unaudited Pro Forma Condensed Statement of Income for the year ended December 31, 2017	F-5
Notes to Unaudited Pro Forma Condensed Financial Statements	F-6

Introduction to the Unaudited Pro Forma Condensed Financial Statements

On May 17, 2018, The Williams Companies, Inc. (WMB) announced a unit-for-stock transaction whereby WMB will acquire all of the outstanding common units of Williams Partners L.P. (WPZ) that WMB and its subsidiaries do not already own (referred to in these pro forma financial statements as publicly held units or interests) in exchange for WMB shares. Each publicly held WPZ unit will be converted into the right to receive 1.494 shares of WMB common stock (provided that if the merger closes on or following                 , 2018, each publicly held WPZ unit will be converted into the right to receive 1.513 shares of WMB common stock).

The unaudited pro forma condensed financial information has been developed by applying pro forma adjustments to the historical audited and unaudited consolidated financial statements of WMB. The historical consolidated financial statements of WMB already consolidate WPZ. The unaudited pro forma condensed balance sheet as of March 31, 2018 of WMB has been prepared to give effect to the transaction (assuming the 1.494 exchange ratio) as if it had occurred on March 31, 2018. The unaudited pro forma condensed statements of income of WMB for the three months ended March 31, 2018 and year ended December 31, 2017, have been prepared to give effect to the transactions as if it had occurred on January 1, 2017.

The transaction will be accounted for in accordance with Financial Accounting Standards Board Accounting Standards Codification (ASC) 810, Consolidation—Overall—Changes in a Parent’s Ownership Interest in a Subsidiary (ASC 810). Because WMB controls WPZ both before and after the transaction, the changes in WMB’s ownership interest in WPZ will be accounted for as an equity transaction and no gain or loss will be recognized in WMB’s consolidated statement of income resulting from the transaction. In addition, the tax effect of the transaction will be presented in additional paid-in capital consistent with ASC 740, Income Taxes (ASC 740). Since the WMB historical financial information includes the accounts of WPZ, the historical financial information of WPZ has not been shown separately.

The unaudited pro forma condensed financial statements include pro forma adjustments that are factually supportable and directly attributable to the transaction. In addition, with respect to the unaudited pro forma condensed statements of income, pro forma adjustments have been made only for items that are expected to have a continuing impact on results.

The unaudited pro forma condensed financial statements should be read in conjunction with WMB’s historical audited consolidated financial statements and related notes included in Exhibit 99.1 of its Current Report on Form 8-K dated May 3, 2018, and the unaudited consolidated financial statements and related notes included in its Quarterly Report on Form 10-Q for the three months ended March 31, 2018, as well as Williams Partners’ historical audited consolidated financial statements and related notes for the year ended December 31, 2017, included in Exhibit 99.1 of its Current Report on Form 8-K dated May 3, 2018, and the unaudited consolidated financial statements and related notes included in its Quarterly Report on Form 10-Q for the three months ended March 31, 2018.

The unaudited pro forma adjustments are based on available information and certain assumptions that WMB believes are reasonable under the circumstances. The unaudited pro forma condensed financial statements are presented for informational purposes only and are not necessarily indicative of the results that might have occurred had the transaction actually taken place on March 31, 2018, for balance sheet purposes, or on January 1, 2017, for statement of income purposes, and are not intended to be a projection of future results. Actual results may vary significantly from the results reflected because of various factors. All pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma condensed financial statements.

The unaudited pro forma condensed financial statements also reflect the July 2017 sale of Williams Olefins, L.L.C., which owned an 88.46 percent undivided ownership interest in a Geismar, Louisiana, olefins plant and associated complex, for cash proceeds totaling $2.084 billion. The pro forma effects of this transaction were previously reported in Williams’ Current Report on Form 8-K dated February 26, 2018.

The Williams Companies, Inc.

Unaudited Pro Forma Condensed Balance Sheet

As of March 31, 2018

($ in millions)

	The Williams Companies, Inc. Historical	Pro Forma Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$1,292	$—		$1,292
Trade accounts and other receivable – net	743	—		743
Inventories	160	—		160
Other current assets and deferred charges	204	—		204

Total current assets	2,399	—		2,399

Investments	6,513	—		6,513
Property, plant, and equipment – net	28,847	—		28,847
Intangible assets – net	8,644	—		8,644
Regulatory assets, deferred charges, and other	649	—		649

Total assets	$47,052	$—		$47,052

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$776	$—		$776
Accrued liabilities	887	17	(a)	904
Long-term debt due within one year	501	—		501

Total current liabilities	2,164	17		2,181
Long-term debt	21,379	—		21,379
Deferred income tax liabilities	3,196	(1,362	) (b)	1,834
Regulatory liabilities, deferred income, and other	4,410	—		4,410
Contingent liabilities

Equity:
Stockholders’ equity:
Common stock	862	381	(c)	1,243
Other stockholders’ equity	8,611	5,740	(c)	14,351

Total stockholders’ equity	9,473	6,121		15,594
Noncontrolling interests in consolidated subsidiaries	6,430	(4,776	) (c)	1,654

Total equity	15,903	1,345		17,248

Total liabilities and equity	$47,052	$—		$47,052

See accompanying notes.

The Williams Companies, Inc.

Unaudited Pro Forma Condensed Statement of Income

For the three months ended March 31, 2018

($ in millions, except per share amounts)

	The Williams Companies, Inc. Historical	Pro Forma Adjustments		Pro Forma
Revenues	$2,088	$—		$2,088
Costs and expenses:
Product costs	613	—		613
Processing commodity expenses	35	—		35
Operating and maintenance expenses	357	—		357
Depreciation and amortization expenses	431	—		431
Selling, general, and administrative expenses	132	—		132
Other (income) expense – net	29	—		29

Total costs and expenses	1,597	—		1,597
Operating income	491	—		491
Equity earnings	82	—		82
Interest expense – net	(273)	—		(273)
Other income (expense) – net	25	—		25

Income before income taxes	325	—		325
Provision for income taxes	55	23	(d)	78

Net income (loss)	270	(23)		247
Less: Net income attributable to noncontrolling interests	118	(94	) (e)	24

Net income attributable to The Williams Companies, Inc.	$152	$71		$223

Basic earnings per common share:
Net income	$.18			$.18
Weighted-average shares (thousands)	827,509	381,435	(f)	1,208,944
Diluted earnings per common share:
Net income	$.18			$.18
Weighted-average shares (thousands)	830,197	381,435	(f)	1,211,632

See accompanying notes.

The Williams Companies, Inc.

Unaudited Pro Forma Condensed Statement of Income

For the year ended December 31, 2017

($ in millions, except per share amounts)

	The Williams Companies, Inc. Historical	Pro Forma Adjustments
		Sale of Williams Olefins, L.L.C.(d)	Williams Partners Merger		Pro Forma
Revenues	$8,031	$(212)	—		$7,819
Costs and expenses:
Product costs	2,300	(97)	—		2,203
Operating and maintenance expenses	1,576	(50)	—		1,526
Depreciation and amortization expenses	1,736	(26)	—		1,710
Selling, general, and administrative expenses	594	(14)	—		580
Impairment of certain assets	1,248	—	—		1,248
Gain on sale of Geismar Interest	(1,095)	1,095	—		—
Regulatory charges resulting from Tax Reform	674	—	—		674
Other (income) expense – net	71	1	—		72

Total costs and expenses	7,104	909	—		8,103
Operating income (loss)	927	(1,121)	—		(194)
Equity earnings	434	—	—		434
Interest expense – net	(1,083)	—	—		(1,083)
Other investing income – net	282	—	—		282
Other income (expense) – net	(25)	—	—		(25)

Income (loss) before income taxes	535	(1,121)	—		(586)
Provision (benefit) for income taxes	(1,974)	(314)	723	(e)	(1,565)

Net income (loss)	2,509	(807)	(723)		979
Less: Net income attributable to noncontrolling interests	335	(291)	60	(f)	104

Net income attributable to The Williams Companies, Inc.	$2,174	$(516)	(783)		$875

Basic earnings per common share:
Net income	$2.63				$.72
Weighted-average shares (thousands)	826,177		381,435	(g)	1,207,612
Diluted earnings per common share:
Net income	$2.62				$.72
Weighted-average shares (thousands)	828,518		381,435	(g)	1,209,953

See accompanying notes.

The Williams Companies, Inc.

Notes to Unaudited Pro Forma Condensed Financial Statements

Note 1 — Basis of Pro Forma Presentation

The unaudited pro forma condensed financial statements (the “Unaudited Pro Forma Statements”) give effect to the unit-for-stock transaction as an equity transaction. The unaudited pro forma condensed balance sheet gives effect to the transactions as if they had occurred on March 31, 2018. The unaudited pro forma condensed statements of income for the three months ended March 31, 2018, and the year ended December 31, 2017, give effect to the transactions as if they had occurred on January 1, 2017.

These Unaudited Pro Forma Statements are presented for illustrative purposes only. The pro forma adjustments are based upon available information and the assumptions described below. The Unaudited Pro Forma Statements are not necessarily indicative of what the actual results of operations or financial position of WMB would have been if the transaction had, in fact, occurred on the dates or for the periods indicated, nor do they purport to project the results of operations or financial position of WMB for any future periods or as of any date. The Unaudited Pro Forma Statements do not give effect to any cost savings or operating synergies expected to result from the transaction or the costs to achieve these cost savings or operating synergies.

The following is the estimated fair value of the equity consideration for the transaction (in millions, except per unit/share amounts):

Consideration:
Total WPZ units exchanged (1)	255.3
WPZ exchange ratio per unit	1.494
WMB common shares assumed to be issued	381.4
WMB common share closing price as of June 29, 2018	$27.11
Fair value of equity consideration (2)	$10,341

(1)	Reflects publicly held WPZ Common Units outstanding as of March 31, 2018.
(2)	A $1 change in the price of a share of WMB common stock would change the total consideration by $381 million, and the deferred tax liability and additional paid-in capital by approximately $93 million for purposes of these Unaudited Pro Forma Statements.

Note 2 — Pro Forma Adjustments and Assumptions

Unaudited Pro Forma Condensed Balance Sheet Adjustments

(a)	Reflects estimated accrued transaction costs of $17 million directly attributable to the transaction. The transaction costs include fees related to financial advisory, legal, and other professional services and are expected to be paid in 2018. Consistent with our accounting policy for transaction costs incurred upon a change in our ownership interest of a subsidiary while retaining control, we expect to expense these costs as incurred.
(b)	Reflects the estimated impact on deferred income taxes resulting from the transaction using WMB’s combined statutory federal and state tax rate of 24.4%. The amount primarily reflects a net decrease of $1.4 billion to deferred income tax liabilities related to the step-up in tax basis as a result of WMB’s acquisition of the publicly held interests in WPZ. The deferred income tax impact is an estimate based on preliminary information and assumptions used in preparing these Unaudited Pro Forma Statements and is subject to change.
(c)

The transaction, which involves a change in WMB’s ownership interest in its consolidated subsidiary WPZ, has been accounted for as equity transactions in accordance with ASC 810 in preparing these Unaudited Pro Forma Statements. As previously described, the transaction results in a net decrease to deferred income tax liabilities totaling $1.4 billion. This tax impact is presented as an increase to additional paid-in capital consistent with the accounting for tax effects of transactions with noncontrolling shareholders pursuant to ASC 740. The following table reflects pro forma adjustments to components of total equity (in millions):

	Common stock	Other stockholders’ equity	Total stockholders’ equity	Non- controlling interests (1)	Total equity
Shares issued for the transaction	$381	$(381)	$—	$—	$—
Transaction costs, net of tax	—	(13)	(13)	—	(13)
Deferred tax adjustments	—	1,358	1,358	—	1,358
Eliminate noncontrolling interest related to WPZ	—	4,776	4,776	(4,776)	—

Total pro forma adjustments	$381	$5,740	$6,121	$(4,776)	$1,345

(1)	Reflects the March 31, 2018, book value of the publicly held interest in WPZ.

Unaudited Pro Forma Condensed Statements of Income Adjustments

(d)	Reflects the removal of both the historical results of Williams Olefins, L.L.C., and a gain of $1.095 billion upon the completion of the sale, further adjusted to reflect the income attributable to the noncontrolling interests and the effect of income taxes at WMB’s combined statutory federal and state income tax rate of 37.8% for the year ended December 31, 2017.

(e)	Reflects estimated income tax expense determined using WMB’s combined statutory federal and state income tax rate of 24.4% for the three months ended March 31, 2018, and 37.8% for the year ended December 31, 2017, applied to income previously allocated to noncontrolling interests related to the publicly held WPZ Common Units that was not previously subject to corporate income taxes. The year ended December 31, 2017, also reflects income tax expense of $746 million associated with the assumed remeasurement of a deferred income tax asset resulting from the estimated step-up in tax basis had the transaction occurred on January 1, 2017. The remeasurement is associated with a lower federal tax rate enacted through the December 2017 Tax Cuts and Jobs Act.

(f)	Reclassifies a net loss previously allocated to noncontrolling interests related to the publicly held WPZ Common Units to net income attributable to WMB.

(g)	Reflects the 381 million shares of WMB common stock assumed to be issued in the transaction as if they were outstanding as of January 1, 2017.

Annex A

AGREEMENT AND PLAN OF MERGER

dated as of

MAY 16, 2018

by and among

THE WILLIAMS COMPANIES, INC.,

SCMS LLC,

WILLIAMS PARTNERS L.P.,

and

WPZ GP LLC

A-i

(Continued)

A-ii

(Continued)

Attachments

Exhibit A    Charter Amendment

Schedule A-1    Parent Knowledge Parties

Schedule A-2    WPZ Knowledge Parties

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of May 16, 2018 (the “Execution Date”), is entered into by and among The Williams Companies, Inc., a Delaware corporation (“Parent”), SCMS LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), Williams Partners L.P., a Delaware limited partnership (“WPZ”), and WPZ GP LLC, a Delaware limited liability company and the general partner of WPZ (“WPZ General Partner”).

WITNESSETH:

WHEREAS, Parent and WPZ desire to combine their businesses on the terms and conditions set forth in this Agreement;

WHEREAS, WPZ has required, as a condition to its willingness to enter into this Agreement, that Williams Gas Pipeline Company, LLC, a Delaware limited liability company (“WGP”), simultaneously herewith enters into a Support Agreement, dated as of the Execution Date (the “Support Agreement”), pursuant to which, among other things, WGP agrees to support the Merger (as defined below) and the other transactions contemplated hereby, on the terms and subject to the conditions provided for in the Support Agreement;

WHEREAS, the WPZ Conflicts Committee (as defined below), by unanimous vote, in good faith (a) determined that this Agreement and the transactions contemplated hereby are in the best interest of WPZ and the Holders (as defined below) of WPZ Public Units (as defined below), (b) approved this Agreement and the transactions contemplated hereby, including the Merger (the foregoing constituting WPZ Special Approval (as defined below)), and (c) resolved to approve, and to recommend to the WPZ Board (as defined below) the approval of, this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, upon the receipt of the recommendation of the WPZ Conflicts Committee, at a meeting duly called and held, the WPZ Board, by unanimous vote, (a) determined that this Agreement and the transactions contemplated hereby are in the best interest of WPZ, (b) approved this Agreement and the transactions contemplated hereby, including the Merger, and (c) directed that this Agreement be submitted to a vote of the Holders of WPZ Units and authorized the Holders of WPZ Units to act by written consent pursuant to Section 13.11 of the WPZ Partnership Agreement (as defined below); and

WHEREAS, the Board of Directors of Parent has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of Parent and its stockholders, (b) approved and declared advisable this Agreement, the Charter Amendment (as defined herein) and, subject to and contingent upon the effectiveness of the Charter Amendment, the issuance of shares of common stock of Parent, par value $1.00 per share (“Parent Common Stock”), in connection with the Merger (the “Parent Stock Issuance”), and (c) resolved to submit the Charter Amendment and the Parent Stock Issuance to a vote of Parent’s stockholders and recommend approval of the adoption of the Charter Amendment and approval of the Parent Stock Issuance.

NOW, THEREFORE, in consideration of the premises and the respective representations, warranties, covenants, agreements and conditions contained herein, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.1 Definitions. In this Agreement, unless the context otherwise requires, the following terms shall have the following meanings respectively:

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing customary provisions, including, for the avoidance of doubt, provisions limiting the use of the confidential information to be provided thereunder (provided that an Acceptable Confidentiality Agreement shall not be required to include a standstill).

“Affiliate” has the meaning set forth in Rule 405 of the rules and regulations under the Securities Act, unless otherwise expressly stated herein; provided, however, that prior to the Closing (i) with respect to the Parent Group Entities, the term “Affiliate” shall exclude each of the WPZ Group Entities, and (ii) with respect to the WPZ Group Entities, the term “Affiliate” shall exclude each of the Parent Group Entities.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” means any definitive merger agreement, acquisition agreement, share or unit purchase agreement, asset purchase agreement, share or unit exchange agreement, option agreement or other similar agreement with respect to any Parent Acquisition Proposal; provided, that for purposes of this definition, an Acceptable Confidentiality Agreement shall not be deemed to be an Alternative Acquisition Agreement.

“Book-Entry WPZ Common Units” has the meaning set forth in Section 2.1(c)(ii).

“Business Day” means any day on which commercial banks are generally open for business in New York, New York other than a Saturday, a Sunday or a day observed as a holiday in New York, New York under the Laws of the State of New York or the federal Laws of the United States of America.

“CERCLA” means the Comprehensive Environmental Response, Compensation, and Liability Act.

“Certificate of Merger” has the meaning set forth in Section 2.1(b).

“Charter Amendment” has the meaning set forth in Section 2.1(d).

“Closing” has the meaning set forth in Section 2.1(a).

“Closing Date” has the meaning set forth in Section 2.1(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” has the meaning set forth in Section 5.2.

“Consent Statement/Prospectus/Parent Proxy Statement” has the meaning set forth in Section 5.3(a).

“D&O Insurance” has the meaning set forth in Section 5.9(b).

“Delaware Courts” has the meaning set forth in Section 8.2.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“DLLCA” means the Delaware Limited Liability Company Act, as amended.

“DRULPA” means the Delaware Revised Uniform Limited Partnership Act, as amended.

“Effective Time” has the meaning set forth in Section 2.1(b).

“Employee Benefit Plan” means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and any equity-based purchase, option, change-in-control, collective bargaining, incentive, employee loan, deferred compensation, pension, profit-sharing, retirement, bonus, retention bonus, employment, severance and other employee benefit or fringe benefit plan, agreement, program, policy or other arrangement, whether or not subject to ERISA (including any funding mechanism now in effect or required in the future), whether formal or informal, oral or written, legally binding or not, maintained by, sponsored by or contributed to by, or obligated to be contributed to by, the entity in question or with respect to which the entity in question has any obligation or liability, whether secondary, contingent or otherwise.

“Environmental Laws” means, without limitation, the following laws, in effect as of the Closing Date, as amended: (i) the Resource Conservation and Recovery Act; (ii) the Clean Air Act; (iii) CERCLA; (iv) the Federal Water Pollution Control Act; (v) the Safe Drinking Water Act; (vi) the Toxic Substances Control Act; (vii) the Emergency Planning and Community Right-to Know Act; (viii) the National Environmental Policy Act; (ix) the Pollution Prevention Act of 1990; (x) the Oil Pollution Act of 1990; (xi) the Hazardous Materials Transportation Act; (xii) the Occupational Safety and Health Act; and (xiii) all laws, statutes, rules, regulations, orders, judgments, decrees promulgated or issued with respect to the foregoing Environmental Laws by Governmental Entities with jurisdiction in the premises and any other federal, state or local statutes, laws, ordinances, rules, regulations, orders, codes, decisions, injunctions or decrees that regulate or otherwise pertain to the protection of human health, safety or the environment, including but not limited to the management, control, discharge, emission, treatment, containment, handling, removal, use, generation, permitting, migration, storage, release, transportation, disposal, remediation, manufacture, processing or distribution of Hazardous Materials that are or may present a threat to human health or the environment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 2.2(a).

“Exchange Fund” has the meaning set forth in Section 2.2(a).

“Execution Date” has the meaning set forth in the Preamble.

“Fractional Share Payment” has the meaning set forth in Section 2.1(f).

“GAAP” has the meaning set forth in Section 1.2.

“Governing Documents” means, with respect to any Person, the certificate or articles of incorporation or formation, bylaws, articles of organization, limited liability company agreement, partnership agreement, formation agreement, joint venture agreement, operating agreement, unanimous equityholder agreement or declaration or other similar governing documents of such Person.

“Governmental Entity” means any federal, state, tribal, provincial, municipal, foreign or other government, governmental court, department, commission, board, bureau, regulatory or administrative agency or instrumentality.

“Hazardous Material” means any substance, whether solid, liquid, or gaseous: (i) which is listed, defined, or regulated as a “hazardous material,” “hazardous waste,” “solid waste,” “hazardous substance,” “toxic substance,” “pollutant,” or “contaminant,” or words of similar meaning or import found in any applicable Environmental Law; or (ii) which is or contains asbestos, polychlorinated biphenyls, radon, urea formaldehyde foam insulation, explosives, or radioactive materials; or (iii) any petroleum, petroleum hydrocarbons, petroleum substances, petroleum or petrochemical products, natural gas, crude oil and any components, fractions, or derivatives thereof, any oil or gas exploration or production waste, and any natural gas, synthetic gas and any mixtures thereof; or (iv) radioactive material, waste and pollutants, radiation, radionuclides and their progeny, or nuclear waste including used nuclear fuel; or (v) which causes or poses a threat to cause contamination or nuisance on any properties, or any adjacent property or a hazard to the environment or to the health or safety of persons on or about any properties.

“Holders” means, when used with reference to shares of the Parent Common Stock or the WPZ Units, the holders of such shares or units shown from time to time in the registers maintained by or on behalf of Parent or WPZ, respectively.

“Intervening Event” means a material event, fact or circumstance, development or occurrence that arises or occurs after the date of this Agreement and was not known or reasonably foreseeable to or by Parent Board as of the date of this Agreement, which event, fact, circumstance, development or occurrence becomes known to or by the Parent Board prior to the Parent Stockholder Meeting and did not result from the announcement or pendency of, or any actions required to be taken by (or refrained from being taken by) Parent pursuant to, this Agreement; provided, however, that in no event shall the following events, facts or circumstances, developments or occurrences constitute an Intervening Event: (i) the receipt, existence or terms of a Parent Acquisition Proposal or any matter relating thereto or consequence thereof, (ii) events, facts or circumstances, developments or occurrences affecting the natural gas gathering, processing, treating, transportation and storage industries generally and NGL marketing industry generally (including any change in the prices of natural gas, NGL or other hydrocarbon products, industry margins), (iii) events, facts or circumstances, developments or occurrences affecting the United States or global economic conditions or financial, credit, debt, securities or other capital markets in general, or (iv) any outbreak of, acts of or escalation of hostilities, terrorism, war or other similar national emergency, provided that, in the case of clauses (ii) and (iii), the impact on the Parent Group Entities or the WPZ Group Entities, taken as a whole, is not materially disproportionate to the impact on similarly situated parties.

“Knowledge” as used in this Agreement with respect to a party hereto, means the actual knowledge of that party’s designated personnel, after reasonable inquiry. The designated personnel for the Parent Parties are set forth on Schedule A-1 hereto. The designated personnel for the WPZ Parties are set forth on Schedule A-2 hereto.

“Laws” means all statutes, regulations, codes, tariffs, ordinances, decisions, administrative interpretations, writs, injunctions, stipulations, statutory rules, orders, judgments, decrees and terms and conditions of any grant of approval, permission, authority, permit or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the NYSE).

“Letter of Transmittal” has the meaning set forth in Section 2.2(b).

“Liens” means any mortgage, restriction (including restrictions on transfer), deed of trust, lien, security interest, preemptive right, option, right of first offer or refusal, lease or sublease, claim, pledge, conditional sales contract, charge, encroachment or encumbrance.

“Measurement Period” has the meaning set forth in Section 7.6(d).

“Merger” means the merger of Merger Sub with and into WPZ, with WPZ as the sole surviving entity.

“Merger Consideration” has the meaning set forth in Section 2.1(c)(i).

“Merger Sub” has the meaning set forth in the Preamble.

“Multiemployer Plan” has the meaning set forth in Section 4.14(b).

“NGL” means natural gas liquids.

“Non-Qualifying Income Cushion” has the meaning set forth in Section 7.6(d).

“Notice” has the meaning set forth in Section 8.1.

“NYSE” means the New York Stock Exchange.

“Orders” has the meaning set forth in Section 3.8(a).

“Parent” has the meaning set forth in the Preamble.

“Parent 8-K” has the meaning set forth in Section 4.6(a).

“Parent Acquisition Proposal” means any inquiry, proposal or offer from any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than the WPZ Group Entities, relating to any (a) direct or indirect acquisition (whether in a single transaction or a series of related transactions), outside of the ordinary course of business, of assets of Parent and the Parent Subsidiaries (including securities of Parent Subsidiaries) equal to twenty-five percent (25%) or more of the assets (based on fair market value) of Parent and the Parent Subsidiaries, taken as whole, or to which twenty-five percent (25%) or more of the revenues or earnings (for the twelve-month period ending on the last day of Parent’s most recently completed fiscal quarter) of Parent and the Parent Subsidiaries, taken as a whole, are attributable, (b) direct or indirect acquisition (whether in a single transaction or a series of related transactions) of beneficial ownership (within the meaning of Section 13(d) under the Exchange Act) of twenty-five percent (25%) or more of any class of equity securities of Parent, (c) tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in Section 13(d) of the Exchange Act) beneficially owning twenty-five percent (25%) or more of any outstanding class of equity securities of the Parent or (d) merger, consolidation, unit exchange, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction (whether in a single transaction or a series of related transactions) involving the Parent which is structured to permit such Person or group to acquire beneficial ownership of at least twenty-five percent (25%) of the Parent’s consolidated assets or any class of outstanding equity interests; in each case, other than the transactions contemplated by this Agreement. For purposes of this definition, the assets and revenues of Parent and the Parent Subsidiaries shall include the assets, revenues and earnings of the WPZ Group Entities.

“Parent Adverse Recommendation Change” has the meaning set forth in Section 5.3(f).

“Parent Aggregated Group” has the meaning set forth in Section 4.14(b).

“Parent Associated Employees” has the meaning set forth in Section 4.15(a).

“Parent Award” has the meaning set forth in Section 2.3(a).

“Parent Base Amount” has the meaning set forth in Section 7.6(d).

“Parent Benefit Plan” means any Employee Benefit Plan maintained by, sponsored by or contributed to by, or obligated to be contributed to by any Parent Group Entity.

“Parent Board” means the Board of Directors of Parent.

“Parent Board Recommendation” has the meaning set forth in Section 5.3(e).

“Parent Charter Approval” has the meaning set forth in Section 4.2.

“Parent Common Stock” has the meaning set forth in the Recitals.

“Parent Designated Proposal” means a bona fide written Parent Acquisition Proposal obtained after the date of this Agreement and not in material breach of Section 5.3, which is on terms and conditions which the Parent Board determines in good faith to be more favorable to Parent’s stockholders from a financial point of view than the transactions contemplated by this Agreement, taking into account all financial, legal, financing, regulatory and other aspects of such offer and any changes to the terms of this Agreement that as of the time of determination had been committed to by WPZ and the WPZ General Partner in writing; provided that, for purposes of this definition of “Parent Designated Proposal,” references in the term “Parent Acquisition Proposal” to “25%” shall be deemed to be references to “50%”.

“Parent Disclosure Letter” means the disclosure letter prepared by Parent and delivered to WPZ concurrently herewith.

“Parent Financial Statements” has the meaning set forth in Section 4.6(a).

“Parent Group Entities” means the Parent Parties and the Parent Subsidiaries.

“Parent Material Adverse Effect” means any change, effect, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on or a material adverse change in (i) the business, assets, liabilities, properties, condition (financial or otherwise) or results of operations of the Parent Group Entities, taken as a whole (including the ownership of the WPZ Group Entities); provided, however, that any adverse changes, effects, events or occurrences resulting from or due to any of the following shall be disregarded in determining whether there has been a Parent Material Adverse Effect: (a) changes, effects, events or occurrences affecting the natural gas gathering, processing, treating, transportation and storage industries generally and NGL marketing industry generally (including any change in the prices of natural gas, NGL or other hydrocarbon products, industry margins or any regulatory changes or changes in applicable Law), (b) changes, effects, events or occurrences affecting the United States or global economic conditions or financial, credit, debt, securities or other capital markets in general, (c) any outbreak of, acts of or escalation of hostilities, terrorism, war or other similar national emergency, (d) the announcement or pendency of this Agreement or the transactions contemplated hereby, (e) changes in any Laws applicable to Parent or any of the Parent Subsidiaries or in accounting regulations or principles or the interpretation thereof that materially affects this Agreement or the transactions contemplated hereby, (f) the Parent Parties taking any action required or contemplated by this Agreement, (g) changes, effects, events or occurrences at any WPZ Group Entity or (h) any change in the market price or trading volume of the shares of common stock or other equity securities of Parent (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of Parent Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Parent Material Adverse Effect); provided that, in the case of clauses (a), (b), (c) and (e) the adverse impact on the Parent Group Entities, taken as a whole, is not materially disproportionate to the adverse impact on similarly situated parties, or (ii) the ability of any of the Parent Parties to perform their obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

“Parent Material Contract” shall have the meaning ascribed to such term in Section 4.13(a).

“Parent Partially Owned Entities” means the Partially Owned Entities of Parent.

“Parent Parties” means Parent and Merger Sub.

“Parent Preferred Stock” has the meaning set forth in Section 4.4(a).

“Parent Proxy Statement” has the meaning set forth in Section 3.17.

“Parent SEC Reports” has the meaning set forth in Section 4.5(a).

“Parent Stockholder Approval” has the meaning set forth in Section 4.2.

“Parent Stockholder Meeting” has the meaning set forth in Section 5.3(e).

“Parent Stock Issuance” has the meaning set forth in the Recitals.

“Parent Stock Issuance Approval” has the meaning set forth in Section 4.2.

“Parent Subsidiaries” means the entities that are partially or wholly owned, directly or indirectly, by Parent, excluding any WPZ Group Entity.

“Parent Termination Fee” has the meaning set forth in Section 7.6(d).

“Parent Third Quarter Dividend” has the meaning set forth in Section 2.1(c)(i).

“Partially Owned Entity” means, with respect to a specified Person, an entity that is directly or indirectly owned in part by such specified Person, but is not directly or indirectly wholly owned by such specified Person.

“Party Group” means the WPZ Parties, on the one hand, and the Parent Parties, on the other hand. A reference to a Party Group is a reference to each of the members of such Party Group.

“Pension Plan” has the meaning set forth in Section 4.14(b).

“Permits” has the meaning set forth in Section 3.12(a).

“Permitted Lien” means all: (i) mechanics’, materialmen’s, carriers’, workmen’s, repairmen’s, vendors’, operators’ or other like Liens, if any, that do not materially detract from the value of or materially interfere with the use of any of the assets of the Parent Group Entities or WPZ Group Entities, as applicable, subject thereto; (ii) Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; (iii) title defects or Liens (other than those constituting Liens for the payment of indebtedness), if any, that do not or would not, individually or in the aggregate, impair in any material respect the use or occupancy of the assets of the Parent Group Entities or WPZ Group Entities, as applicable, taken as a whole; (iv) Liens for Taxes that are not due and payable or that may thereafter be paid without penalty; and (v) Liens supporting surety bonds, performance bonds and similar obligations issued in connection with the businesses of the Parent Group Entities or WPZ Group Entities, as applicable.

“Person” means an individual, partnership, corporation, association, trust, limited liability company, joint venture, unincorporated organization or other entity or Governmental Entity.

“Proceedings” has the meaning set forth in Section 3.8(a).

“Registration Statement” has the meaning set forth in Section 3.17.

“Rights” shall mean, with respect to any Person, subscriptions, options, restricted units, equity appreciation rights, profits interests or other equity-based interests, warrants, calls, convertible or exchangeable securities, rights, preemptive rights, preferential purchase rights, rights of first refusal or any similar rights, commitments or agreements of any character providing for the issuance of any partnership interests, voting securities or equity interests of such Person, including any representing the right to purchase or otherwise receive any of the foregoing or any securities convertible into or exchangeable or exercisable for such partnership interests, voting securities or equity interests.

“Rights-of-Way” has the meaning set forth in Section 3.7(b).

“Sarbanes-Oxley Act” has the meaning set forth in Section 3.5(a).

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiaries” means, when used with reference to Parent or WPZ, the Parent Subsidiaries or the WPZ Subsidiaries, respectively.

“Support Agreement” has the meaning set forth in the Recitals.

“Surrender” means, when used with reference to a WPZ Public Unit, the proper delivery of a WPZ Certificate (or lost certificate affidavit as contemplated by Section 2.2(b)) or the proper completion, with respect to a Book-Entry WPZ Common Unit, of all procedures necessary, in either case, to effect the transfer of such WPZ Public Unit in accordance with the terms of the Letter of Transmittal or such other procedures as may be reasonably established by the Exchange Agent.

“Surviving Entity” has the meaning set forth in Section 2.1(b).

“Takeover Laws” has the meaning set forth in Section 3.18

“Tax” or “Taxes” means all taxes, however denominated, including any interest, penalties or other additions to tax that may become payable in respect thereof, imposed by any Governmental Entity, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and state income taxes), gross receipts taxes, net proceeds taxes, alternative or add-on minimum taxes, sales taxes, use taxes, real property gains or transfer taxes, ad valorem taxes, property taxes, value-added taxes, franchise taxes, production taxes, severance taxes, windfall profit taxes, withholding taxes, payroll taxes, employment taxes, excise taxes and other obligations of the same or similar nature to any of the foregoing.

“Tax Guidance” has the meaning set forth in Section 7.6(d).

“Tax Return” means all reports, estimates, declarations of estimated Tax, information statements and returns relating to, or required to be filed in connection with, any Taxes, including information returns or reports with respect to backup withholding and other payments to third parties.

“Termination Date” has the meaning set forth in Section 7.2(a).

“WGP” has the meaning set forth in the Recitals.

“WPZ” has the meaning set forth in the Preamble.

“WPZ 8-K” has the meaning set forth in Section 3.6(a).

“WPZ Board” means the Board of Directors of WPZ General Partner.

“WPZ Certificate” has the meaning set forth in Section 2.1(c)(ii).

“WPZ Class B Units” means the “Convertible Class B Units”, as defined in the WPZ Partnership Agreement.

“WPZ Common Units” means the “Common Units,” as defined in the WPZ Partnership Agreement.

“WPZ Conflicts Committee” means the Conflicts Committee (as defined in the WPZ Partnership Agreement) of the WPZ Board.

“WPZ D&O Indemnified Parties” means (a) any Person (together with such Person’s heirs, executors and administrators) who is or was, or at any time prior to the Effective Time becomes, an officer or director of any WPZ Group Entity and (b) any Person (together with such Person’s heirs, executors and administrators) who is or was serving, or at any time prior to the Effective Time serves, at the request of any WPZ Group Entity as an officer, director, member, partner, agent, fiduciary or trustee of another Person; provided that a Person shall not be a WPZ D&O Indemnified Party by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services.

“WPZ Disclosure Letter” means the disclosure letter prepared by WPZ and delivered to Parent concurrently herewith.

“WPZ Expenses” means an amount in cash equal to the reasonably documented out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants) incurred by WPZ, the WPZ General Partner and their respective controlled Affiliates in connection with this Agreement and the transactions contemplated hereby up to a maximum of $10,000,000.

“WPZ Financial Statements” has the meaning set forth in Section 3.6(a).

“WPZ General Partner” has the meaning set forth in the Preamble.

“WPZ General Partner Interest” means the “General Partner Interest,” as defined in the WPZ Partnership Agreement.

“WPZ GP LLC Agreement” means the Eighth Amended and Restated Limited Liability Company Agreement of WPZ General Partner, dated as of April 20, 2016.

“WPZ GP Long-Term Incentive Plan” means the Williams Partners GP LLC Long-Term Incentive Plan, dated as of August 23, 2005, as amended on November 28, 2006 and December 2, 2008.

“WPZ Group Entities” means the WPZ Parties and the WPZ Subsidiaries.

“WPZ Incentive Distribution Right” means an “Incentive Distribution Right,” as defined in the WPZ Partnership Agreement.

“WPZ Legacy Long-Term Incentive Plan” means the Williams Partners Long-Term Incentive Plan (f/k/a the “Access Midstream Long-Term Incentive Plan” and f/k/a the “Chesapeake Midstream Long-Term Incentive Plan”), as amended effective as of July 1, 2014 and February 2, 2015.

“WPZ Material Adverse Effect” means any change, effect, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on or a material adverse change in (i) the business, assets, liabilities, properties, condition (financial or otherwise) or results of operations of the WPZ Group Entities, taken as a whole; provided, however, that any adverse changes, effects, events or occurrences resulting from or due to any of the following shall be disregarded in determining whether there has been a WPZ Material Adverse Effect: (a) changes, effects, events or occurrences affecting the natural gas gathering, processing, treating, transportation and storage industries generally and NGL marketing industry generally (including any change in the prices of natural gas, NGL or other hydrocarbon products, industry margins or any regulatory changes or changes in applicable Law), (b) changes, effects, events or occurrences affecting the United States or global economic conditions or financial, credit, debit, securities or other capital markets in general, (c) any outbreak of, acts of or escalation of hostilities, terrorism, war or other similar national emergency, (d) the announcement or pendency of this Agreement or the transactions contemplated hereby, (e) changes in any Laws applicable to WPZ or any of the WPZ Subsidiaries or in accounting regulations or principles or the interpretation thereof that materially affects this Agreement or the transactions contemplated hereby, (f) the WPZ Parties taking any action required or contemplated by this Agreement or (g) any change in the market price or trading volume of the limited partner interests or other equity securities of WPZ (it being understood and agreed that the foregoing shall not preclude any other party to this Agreement from asserting that any facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of WPZ Material Adverse Effect should be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a WPZ Material Adverse Effect); provided that, in the case of clauses (a), (b), (c) and (e) the adverse impact on the WPZ Group Entities, taken as a whole, is not materially disproportionate to the adverse impact on similarly situated parties, or (ii) the ability of either of the WPZ Parties to perform their obligations under this Agreement or to consummate the transactions contemplated by this Agreement.

“WPZ Material Contract” shall have the meaning ascribed to such term in Section 3.13(a).

“WPZ Partially Owned Entities” means the Partially Owned Entities of WPZ.

“WPZ Parties” means WPZ and WPZ General Partner.

“WPZ Partnership Agreement” means the Second Amended and Restated Agreement of Limited Partnership of WPZ dated February 1, 2018, and as further amended from time to time after the Execution Date in accordance with this Agreement.

“WPZ Partnership Interest” means “Partnership Interest,” as defined in the WPZ Partnership Agreement.

“WPZ Phantom Unit Award” has the meaning set forth in Section 3.4(a).

“WPZ Public Units” means the WPZ Common Units other than the WPZ Common Units held directly or indirectly by the Parent Group Entities or by WPZ.

“WPZ SEC Reports” has the meaning set forth in Section 3.5(a).

“WPZ Special Approval” means “Special Approval,” as defined in the WPZ Partnership Agreement.

“WPZ Subsidiaries” means the entities that are partially or wholly owned, directly or indirectly, by WPZ.

“WPZ Third Quarter Distribution” has the meaning set forth in Section 2.1(a).

“WPZ Units” means the WPZ Common Units and the WPZ Class B Units.

“WPZ Vote” has the meaning set forth in Section 3.2.

“Written Consent” means approval of this Agreement and the transactions contemplated hereby, including the Merger, by written consent without a meeting in accordance with Section 13.11 and Section 14.3 of the WPZ Partnership Agreement of the holders of WPZ Units constituting a Unit Majority (as defined in the WPZ Partnership Agreement).

SECTION 1.2 Rules of Construction. The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article” or “Section” followed by a number or a letter refer to the specified Article or Section of this Agreement. The terms “this Agreement,”

“hereof,” “herein” and “hereunder” and similar expressions refer to this Agreement (including the WPZ Disclosure Letter and the Parent Disclosure Letter) and not to any particular Article, Section or other portion hereof. Unless otherwise specifically indicated or the context otherwise requires, (a) all references to “dollars” or “$” mean United States dollars, (b) words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders, (c) “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation,” and (d) all words used as accounting terms shall have the meanings assigned to them under United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”). In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day. Reference to any party hereto is also a reference to such party’s permitted successors and assigns. The Exhibits attached to this Agreement are hereby incorporated by reference into this Agreement and form part hereof. Unless otherwise indicated, all references to an “Exhibit” followed by a number or a letter refer to the specified Exhibit to this Agreement. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, it is the intention of the parties hereto that this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any of the provisions of this Agreement. Further, prior drafts of this Agreement or the fact that any clauses have been added, deleted or otherwise modified from any prior drafts of this Agreement shall not be used as an aid of construction or otherwise constitute evidence of the intent of the parties; and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of such prior drafts.

ARTICLE II

MERGER

SECTION 2.1 Closing of the Merger.

(a) Closing Date. Subject to the satisfaction or waiver of the conditions (other than those conditions that are not legally permitted to be waived) to closing set forth in Article VI, the closing (the “Closing”) of the Merger and the transactions contemplated by this Section 2.1 shall be held at the offices of Parent at One Williams Center, Tulsa, Oklahoma 74172-0172 on the next Business Day following the satisfaction or waiver (other than those conditions that are not legally permitted to be waived) of all of the conditions set forth in Article VI (other than conditions that would normally be satisfied on the Closing Date, but subject to satisfaction or waiver (other than those conditions that are not legally permitted to be waived) of those conditions) commencing at 9:00 a.m., local time, or such other place, date and time as may be mutually agreed upon in writing by the parties hereto; provided that the Closing shall not occur on or prior to the record date for the regular quarterly cash distribution on the WPZ Common Units that is paid or payable during the calendar quarter ending September 30, 2018 (the “WPZ Third Quarter Distribution”). The “Closing Date,” as referred to herein, shall mean the date on which the Closing actually occurs.

(b) Effective Time. Concurrently with or as soon as practicable following the Closing, Parent and WPZ shall cause a certificate of merger effecting the Merger (the “Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware, duly executed in accordance with the relevant provisions of DRULPA and DLLCA, as applicable (the date and time of such filing (or, if agreed by the parties hereto, such later time and date as may be expressed therein as the effective date and time of the Merger) being the “Effective Time”). Parent shall cause the Charter Amendment, duly executed in accordance with the relevant provisions of DGCL, to be filed with the Secretary of State of the State of Delaware prior to the filing of the Certificate of Merger, and the Charter Amendment shall become effective at or prior to the Effective Time. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub shall merge with and into WPZ, the separate existence of Merger Sub shall cease, and WPZ shall continue as the surviving limited partnership in the Merger (the “Surviving Entity”).

(c) Effect of the Merger on Equity Securities. Subject in each case to Sections 2.1(e) and 2.1(f), at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, WPZ, WPZ General Partner, any Holder of WPZ Units, any Holder of Parent Common Stock, or any other Person:

(i) Conversion of WPZ Public Units. Each of the WPZ Public Units outstanding immediately prior to the Effective Time shall be converted into the right to receive 1.494 shares of validly issued, fully paid and nonassessable Parent Common Stock; provided that if the Effective Time occurs on or after the record date for the regular quarterly cash dividend on the Parent Common Stock that is paid or payable during the calendar quarter ending September 30, 2018 (the “Parent Third Quarter Dividend”), then each of the WPZ Public Units outstanding immediately prior to the Effective Time shall instead be converted into the right to receive 1.513 shares of validly issued, fully paid and nonassessable Parent Common Stock (in either case, such number of shares of Parent Common Stock, the “Merger Consideration”).

(ii) Each WPZ Public Unit, upon being converted into the right to receive the Merger Consideration pursuant to this Section 2.1(c), shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each Holder of such WPZ Public Units immediately prior to the Effective Time shall thereafter cease to be a limited partner of WPZ or have any rights with respect to such WPZ Public Units, except the right to receive the Merger Consideration, and any dividends, distributions and Fractional Share Payments to which former Holders of WPZ Public Units become entitled all in accordance with this Article II upon the Surrender of (A) a certificate that immediately prior to the Effective Time represented WPZ Public Units (a “WPZ Certificate”) or (B) uncertificated WPZ Public Units represented by book-entry (“Book-Entry WPZ Common Units”), together with such properly completed and duly executed Letter of Transmittal and such other documents in accordance with Section 2.2.

(iii) Treatment of WPZ-Owned Units and Parent-Owned Partnership Interests. Any WPZ Units that are owned immediately prior to the Effective Time by WPZ shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange for such canceled WPZ Units. All (A) WPZ General Partner Interest, (B) WPZ Class B Units, (C) WPZ Incentive Distribution Rights, and (D) WPZ Units that are not WPZ Public Units and are not cancelled pursuant to the first sentence of this clause (iii) shall, in each case, remain outstanding as partnership interests in the Surviving Entity, unaffected by the Merger.

(iv) Equity of Merger Sub. The outstanding limited liability company interest in Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into an aggregate number of common units of the Surviving Entity equal to the number of WPZ Public Units that are converted into the right to receive the Merger Consideration pursuant to Section 2.1(c)(i). At the Effective Time, the books and records of WPZ shall be revised to reflect the cancellation and retirement of all WPZ Public Units and the conversion of the limited liability company interest in Merger Sub to common units of the Surviving Entity, and the existence of WPZ (as the Surviving Entity) shall continue without dissolution.

(d) Governing Documents of Parent. Subject to receipt of the Parent Charter Approval, the certificate of incorporation of Parent shall be amended at or prior to the Effective Time as set forth in Exhibit A (the “Charter Amendment”), and such certificate of incorporation, as amended by the Charter Amendment, shall be the certificate of incorporation of Parent until thereafter amended or changed as provided herein or by applicable Law.

(e) Other Effects of the Merger. The Merger shall be conducted in accordance with and shall have the effects set forth in this Agreement and the applicable provisions of DRULPA and DLLCA. At the Effective Time, (i) the certificate of limited partnership of WPZ shall continue as the certificate of limited partnership of the Surviving Entity, and (ii) the WPZ Partnership Agreement shall remain unchanged and shall continue as the agreement of limited partnership of the Surviving Entity, until duly amended in accordance with applicable Law and the terms of the WPZ Partnership Agreement.

(f) No Fractional Shares. Notwithstanding any other provision of this Agreement, (i) no certificates or scrip representing fractional shares of Parent Common Stock shall be issued in the Merger and (ii) each registered Holder of WPZ Public Units exchanged pursuant to the Merger who would otherwise have been entitled to receive a fractional share of Parent Common Stock (after taking into account all WPZ Public Units held by such Holder immediately prior to the Effective Time) shall receive from Parent, in lieu of such fractional share, an amount (a “Fractional Share Payment”) in cash (payable in dollars, without interest) equal to the product of (A) such fraction, multiplied by (B) the average of the closing price of Parent Common Stock as reported on the NYSE Composite Transactions Tape (as reported by Bloomberg Financial Markets or such other source as the parties shall agree in writing) over the five trading day period ending on the third trading day immediately preceding the Effective Time. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares of Parent Common Stock was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares of Parent Common Stock.

(g) Certain Adjustments. If between the Execution Date and the Effective Time, whether or not permitted pursuant to the terms of this Agreement, the number of outstanding WPZ Common Units or shares of Parent Common Stock shall be changed into a different number of units, shares or other securities (including any different class or series of securities) by reason of any dividend or distribution payable in partnership interests, voting securities, equity interests or Rights, subdivision, reclassification, split, split-up, combination, merger, consolidation, reorganization, exchange or other similar transaction, or any such transaction shall be authorized, declared or agreed upon with a record date at or prior to the Effective Time, then the Merger Consideration, and any other similarly dependent items shall be appropriately adjusted to reflect fully the effect of such transaction and to provide to WPZ, Merger Sub and the Holders of WPZ Phantom Unit Awards and WPZ Public Units the same economic effect as contemplated by this Agreement prior to such event, and thereafter, all references in this Agreement to the Merger Consideration, and any other similarly dependent items shall be references to the Merger Consideration, and any other similarly dependent items, as so adjusted; provided, however, that nothing in this Section 2.1(g) shall be deemed to permit or authorize any party hereto to effect any such dividend or distribution payable in equity securities or Rights, subdivision, reclassification, split, split-up, combination, merger, consolidation, reorganization, exchange or other similar transaction, or the authorization, declaration or agreement to do such transaction that it is not otherwise authorized or permitted to be undertaken pursuant to this Agreement.

SECTION 2.2 Exchange of WPZ Public Units.

(a) Exchange Agent. Prior to the mailing of the Consent Statement/Prospectus/Parent Proxy Statement, Parent shall appoint Computershare Trust Company, N.A. to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration and any dividends or distributions payable pursuant to Section 2.2(c) and any Fractional Share Payment. (i) At or prior to the Closing, Parent shall (A) deposit with the Exchange Agent, for the benefit of the Holders of WPZ Public Units, an amount of cash sufficient to effect the delivery of the estimated aggregate Fractional Share Payment (the “Exchange Fund”), (B) reserve with the Exchange Agent the shares of Parent Common Stock to be issued pursuant to Section 2.1(c)(i), and (C) authorize the Exchange Agent to exchange shares of Parent Common Stock in accordance with this Section 2.2 and (ii) Parent shall deposit with the transfer agent an amount of cash sufficient to effect the delivery of any declared but unpaid WPZ distributions payable pursuant to Section 2.2(d) in the ordinary course. Parent shall deposit with the Exchange Agent any additional cash or other consideration as applicable in excess of the Exchange Fund as and when necessary to pay any dividends or distributions payable pursuant to Section 2.2(c), any Fractional Share Payment and other amounts required to be paid under this Agreement. Parent shall pay all costs and fees of the Exchange Agent and all expenses associated with the exchange process. Any shares of Parent Common Stock, and any remaining amount of the Exchange Fund or other funds deposited shall be returned to Parent after the earlier to occur of (x) payment in full of all amounts due to the Holders of WPZ Public Units and (y) the expiration of the period specified in Section 2.2(e).

(b) Exchange Procedures. Promptly after the Effective Time, Parent shall, or shall cause the Exchange Agent to, mail to each Holder, as of the Effective Time, of WPZ Public Units whose WPZ Public Units were converted into the right to receive the Merger Consideration a form of letter of transmittal (the “Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the WPZ Certificates shall pass, only upon proper delivery of the WPZ Certificates (or lost certificate affidavit as contemplated by Section 2.2(b)) to the Exchange Agent or, in the case of Book-Entry WPZ Common Units, upon adherence to the procedures set forth in the Letter of Transmittal, and which shall be in such customary form and have such other provisions as Parent and WPZ may reasonably agree prior to the Effective Time) and instructions for effecting the Surrender of such WPZ Certificates (or lost certificate affidavit as contemplated by Section 2.2(b)) or Book-Entry WPZ Common Units in exchange for, as applicable, whole shares of Parent Common Stock and any dividends or distributions payable pursuant to Section 2.2(c) or Section 2.2(d) and any Fractional Share Payment. Subject to Section 2.2(c), upon Surrender to the Exchange Agent of such WPZ Certificates (or lost certificate affidavit as contemplated by Section 2.2(b)) or Book-Entry WPZ Common Units, together with such properly completed and duly executed Letter of Transmittal and such other documents as may reasonably be required by the Exchange Agent, the Holder of a WPZ Certificate (or lost certificate affidavit as contemplated by Section 2.2(b)) or Book-Entry WPZ Common Units shall be entitled to receive in exchange therefor, as applicable, (i) that number of whole shares of Parent Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested) to which such Holder is entitled pursuant to Section 2.1(c)(i), (ii) the Fractional Share Payment, if any, payable in lieu of any fractional shares of Parent Common Stock otherwise issuable, and (iii) any dividends or distributions payable pursuant to Section 2.2(c) and Section 2.2(d) to which such Holder is entitled. The instructions for effecting the Surrender of WPZ Certificates shall set forth procedures that must be taken by the Holder of any WPZ Certificate that has been lost, destroyed or stolen; it shall be a condition to the right of such Holder to receive the Merger Consideration, the Fractional Share Payment, if any, and any dividends or distributions payable pursuant to Section 2.2(c) or Section 2.2(d) that the Exchange Agent shall have received, along with the Letter of Transmittal, a duly executed lost certificate affidavit, including an agreement to indemnify Parent, signed exactly as the name or names of the registered Holder or Holders of WPZ Public Units appeared on the books of WPZ immediately prior to the Effective Time, together with a customary bond and such other documents, in each case, as Parent may reasonably require in connection therewith. After the Effective Time, there shall be no further transfer on the records of WPZ or its transfer agent of WPZ Certificates or Book-Entry WPZ Common Units (provided, however, that the foregoing shall not restrict the transfer of any WPZ Partnership Interest other than the WPZ Public Units after the Effective Time); and if such WPZ Certificates or Book-Entry WPZ Common Units are presented to WPZ or its transfer agent for transfer, they shall be canceled against delivery of the appropriate Merger Consideration, any Fractional Share Payment and any dividends or distributions payable pursuant to Section 2.2(c) or Section 2.2(d) as hereinabove provided. Until Surrendered as contemplated by this Section 2.2(b), each WPZ Certificate or Book-Entry WPZ Common Unit shall be deemed at any time after the Effective Time to represent only the right to receive upon such Surrender the appropriate Merger Consideration, together with any dividends or distributions payable pursuant to Section 2.2(c) or Section 2.2(d) and the Fractional Share Payment, if any. No interest will be paid or will accrue on any Fractional Share Payment or any dividends or distributions payable pursuant to Section 2.2(c) or Section 2.2(d).

(c) Dividends and Distributions with Respect to Unexchanged WPZ Public Units. No dividends or other distributions with respect to shares of Parent Common Stock issued in the Merger with a record date after the Effective Time shall be paid to the Holder of any WPZ Certificate or Book-Entry WPZ Common Units not Surrendered with respect to such shares of Parent Common Stock issuable in respect thereof until the Surrender of such WPZ Certificate or Book-Entry WPZ Common Units in accordance with this Section 2.2. Subject to the effect of applicable Laws, Parent shall pay, or cause the Exchange Agent to pay, to the Holder of each WPZ Certificate or Book-Entry WPZ Common Units, without interest, (i) at the time of Surrender of such WPZ Certificate or Book-Entry WPZ Common Units, the amount of dividends or other distributions previously paid with respect to the whole shares of Parent Common Stock issuable with respect to such WPZ Certificate or Book-Entry WPZ Common Units that have a record date after the Effective Time and a payment date on or prior to the time of Surrender and (ii) at the appropriate payment date, the amount of dividends and distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time and prior to such Surrender and a payment date subsequent to such Surrender.

(d) No Further Ownership Rights in WPZ Public Units. All Merger Consideration issued upon the Surrender for exchange of WPZ Certificates or Book-Entry WPZ Common Units in accordance with the terms of this Article II (including any Fractional Share Payment) shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the WPZ Public Units heretofore represented by such WPZ Certificates or Book-Entry WPZ Common Units, subject, however, to Parent’s obligation, notwithstanding the conversion of WPZ Public Units pursuant to this Agreement, with respect to WPZ Public Units outstanding immediately prior to the Effective Time, to pay (or cause WPZ to pay) to the Holder of WPZ Public Units as of the applicable record date any dividends and distributions with a record date at or prior to the Effective Time that may have been declared or made by WPZ or the WPZ General Partner with respect to such WPZ Common Units in accordance with the terms of the WPZ Partnership Agreement on or prior to the Effective Time and that remain unpaid at the Effective Time.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the Holders of the WPZ Certificates or Book-Entry WPZ Common Units for twelve months after the Closing Date shall be delivered to Parent, upon demand, and any Holders of the WPZ Certificates or Book-Entry WPZ Common Units who have not theretofore complied with this Section 2.2 shall thereafter look only to Parent and only as general creditors thereof for payment of their claim for the Merger Consideration, any Fractional Share Payment and any dividends and distributions with respect to WPZ Common Units or shares of Parent Common Stock to which such Holders may be entitled.

(f) No Liability. To the extent permitted by applicable Law, none of Parent, Merger Sub, WPZ, WPZ General Partner or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration, distribution or Fractional Share Payment properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any WPZ Certificates or Book-Entry WPZ Common Units shall not have been Surrendered immediately prior to such date on which any Merger Consideration, any Fractional Share Payment or any dividends and distributions with respect to WPZ Common Units or shares of Parent Common Stock in respect of such WPZ Certificate or Book-Entry WPZ Common Units would escheat to or become the property of any Governmental Entity, any such units, cash or distributions in respect of such WPZ Certificates or Book-Entry WPZ Common Units shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(g) Withholding Rights. Parent, Merger Sub and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement, without duplication, such amounts, which may include shares of Parent Common Stock, as Parent, Merger Sub or the Exchange Agent reasonably deems to be required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld or paid over to or deposited with the relevant Governmental Entity by Parent, Merger Sub or the Exchange Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made by Parent, Merger Sub or the Exchange Agent, as the case may be.

(h) No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

SECTION 2.3 Treatment of WPZ Phantom Unit Awards.

(a) At the Effective Time, each WPZ Phantom Unit Award that is not vested and does not vest in accordance with its terms (as set forth in an applicable award agreement) as a result of the transactions contemplated by this Agreement and that is outstanding as of immediately prior to the Effective Time, shall cease to represent an award with respect to WPZ Common Units and shall be converted into an award with respect to shares of Parent Common Stock (a “Parent Award”), subject to the same vesting and forfeiture provisions as were applicable under such WPZ Phantom Unit Award immediately prior to the Effective Time, with the number of shares of Parent Common Stock subject to each such Parent Award to be equal to the number of WPZ Common Units subject to each such WPZ Phantom Unit Award immediately prior to the Effective Time multiplied by the Merger Consideration (such product, rounded to the nearest whole share), with any corresponding accrued but unpaid DERs (as defined in the WPZ Legacy Long-Term Incentive Plan) with respect to any WPZ Phantom Unit Awards to be assumed, remain outstanding and continue to represent an obligation with respect to the applicable Parent Award.

(b) Prior to the Effective Time, WPZ and WPZ General Partner shall take all action necessary to effectuate the provisions of this Section 2.3. WPZ and WPZ General Partner shall ensure that, as of immediately following the Effective Time, no holder of a WPZ Phantom Unit Award or participant in the WPZ Legacy Long-Term Incentive Plan or WPZ GP Long-Term Incentive Plan shall have any rights thereunder to acquire, or other rights in respect of, the equity of WPZ, the Surviving Entity or any of the WPZ Subsidiaries.

(c) Parent shall reserve for issuance a number of shares of Parent Common Stock at least equal to the number of shares of Parent Common Stock that will be subject to the Parent Awards as a result of the actions contemplated by this Section 2.3. As soon as practicable following the Effective Time, Parent shall, to the extent legally required, file a registration statement on Form S-8 (or any successor form, or if Form S-8 is not available, other appropriate forms, including Form S-3) with respect to the shares of Parent Common Stock subject to such Parent Awards and shall use its reasonable best efforts to maintain the effectiveness of any such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Parent Awards remain outstanding and the offering with respect thereto is required to be registered.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE WPZ PARTIES

Except (i) as set forth in a section of the WPZ Disclosure Letter corresponding to the applicable section of this Article III to which such disclosure applies (provided that any information set forth in one section of the WPZ Disclosure Letter shall be deemed to apply to each other section thereof to which its relevance is reasonably apparent on its face) or (ii) as disclosed in the WPZ SEC Reports (excluding any disclosures set forth in such WPZ SEC Report under the heading “Risk Factors” or in any section related to forward-looking statements) filed on or after January 1, 2017 and prior to the Execution Date (without giving effect to any WPZ SEC Report or any amendment to any WPZ SEC Report in each case filed on or after the Execution Date), WPZ and, with respect to itself where provided for in this Article  III, the WPZ General Partner each hereby represent and warrant to the Parent Parties that:

SECTION 3.1 Organization and Existence.

(a) Each of the WPZ Parties is a limited partnership or limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware and has all requisite limited partnership or limited liability company power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted.

(b) Each of the WPZ Subsidiaries (other than any of the WPZ Parties) is an entity duly organized or formed, as applicable, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its respective jurisdiction of organization or formation and has all requisite power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted.

(c) Each of the WPZ Group Entities is duly licensed or qualified to do business and is in good standing in the states in which the character of the properties and assets owned or held by it or the nature of the business conducted by it requires it to be so licensed or qualified, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have a WPZ Material Adverse Effect.

(d) WPZ has made available to Parent true and complete copies of the Governing Documents of each WPZ Party in effect as of the Execution Date. All such Governing Documents are in full force and effect and no WPZ Party is in violation of any provisions thereof.

SECTION 3.2 Authority and Approval. Each of the WPZ Parties has all requisite limited liability company or limited partnership power and authority to execute and deliver this Agreement, and subject to receipt of the WPZ Vote, to consummate the transactions contemplated hereby and to perform all of the terms and conditions hereof to be performed by it. The execution and delivery of this Agreement by each of the WPZ Parties, and subject to receipt of the WPZ Vote, the consummation of the transactions contemplated hereby and the performance of all of the terms and conditions hereof to be performed by the WPZ Parties have been duly authorized and approved by all requisite partnership or limited liability company action on the part of each of the WPZ Parties. At a meeting duly called and held, the WPZ Conflicts Committee, by unanimous vote, in good faith (a) determined that this Agreement and the transactions contemplated hereby are in the best interest of WPZ and the Holders of WPZ Public Units, (b) approved this Agreement and the transactions contemplated hereby, including the Merger (the foregoing constituting WPZ Special Approval), and (c) resolved to approve, and to recommend to the WPZ Board the approval of, this Agreement and the consummation of the transactions contemplated hereby, including the Merger. Upon the receipt of the recommendation of the WPZ Conflicts Committee, at a meeting duly called and held, the WPZ Board, by unanimous vote, (a) determined that this Agreement and the transactions contemplated hereby are in the best interests of WPZ, (b) approved this Agreement and the transactions contemplated hereby, including the Merger, and (c) directed that this Agreement be submitted to a vote of Holders of WPZ Units and authorized the Holders of WPZ Units to act by written consent pursuant to Section 13.11 of the WPZ Partnership Agreement. This Agreement and the transactions contemplated hereby have been approved by the sole member of the WPZ General Partner. The adoption of this Agreement by the affirmative vote or consent of the Holders of at least a Unit Majority (as defined in the WPZ Partnership Agreement) (the “WPZ Vote”) is the only vote or approval of partnership interests in WPZ necessary to approve and adopt this Agreement and approve and consummate the transactions contemplated by this Agreement, including the Merger. This Agreement has been duly executed and delivered by each of the WPZ Parties and constitutes the valid and legally binding obligation of each of the WPZ Parties, enforceable against each of the WPZ Parties in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (whether applied in a Proceeding at law or in equity).

SECTION 3.3 No Conflict; Consents.

(a) Subject to the consent, approval, license, permit, order, authorization, filings and notices referred to in Section 3.3(b) and receipt of the WPZ Vote, the execution, delivery and performance of this Agreement by each of the WPZ Parties does not, and the fulfillment and compliance with the terms and conditions hereof and the consummation of the transactions contemplated hereby will not, (i) contravene, violate, conflict with any of, result in any breach of, or require the consent of any Person under, the terms, conditions or provisions of the Governing Documents of any of the WPZ Parties; (ii) contravene, conflict with or violate any provision of applicable Laws; (iii) conflict with, result in a breach of, constitute a default under (whether with notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under, or result in the suspension, termination or cancellation of, or in a right of suspension, termination or cancellation of, any indenture, deed of trust, mortgage, debenture, note, agreement, contract, commitment, license, concession, permit, lease, joint venture, obligation or other instrument to which any of the WPZ Group Entities is a party or by which any of the WPZ Group Entities or any of their assets are bound; or (iv) result in the creation of any Lien (other than Permitted Liens) on any of the assets or businesses of any of the WPZ Group Entities under any such indenture, deed of trust, mortgage, debenture, note, agreement, contract, commitment, license, concession, permit lease, joint venture, obligation or other instrument, except in the case of clauses (ii), (iii) and (iv), for those items that would not, individually or in the aggregate, have a WPZ Material Adverse Effect.

(b) No consent, approval, license, permit, order or authorization of, or any filing with or notice to, any Governmental Entity is required to be obtained or made by any of the WPZ Group Entities in connection with the execution, delivery, and performance of this Agreement or the consummation of the transactions contemplated hereby or thereby, except (i) as have been waived or obtained or with respect to which the time for asserting such right has expired, (ii) for (A) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act, and any other applicable state or federal securities, takeover and “blue sky” Laws, (B) any filings and approvals required under the rules and regulations of the NYSE, or (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or (iii) for those which would not, individually or in the aggregate, have a WPZ Material Adverse Effect (including such consents, approvals, licenses, permits, orders or authorizations that are not customarily obtained prior to the Closing and are reasonably expected to be obtained in the ordinary course of business following the Closing).

SECTION 3.4 Capitalization; Limited Partner Interests.

(a) As of May 15, 2018, the outstanding capitalization of WPZ consists of 958,183,223 WPZ Common Units, 18,442,649 WPZ Class B Units, the WPZ General Partner Interest and the WPZ Incentive Distribution Rights. All of such WPZ Common Units, WPZ Class B Units, and WPZ Incentive Distribution Rights and the limited partner interests represented thereby, with respect to the WPZ Common Units and the WPZ Class B Units, have been duly authorized and validly issued in accordance with the WPZ Partnership Agreement, and are fully paid (to the extent required under the WPZ Partnership Agreement) and nonassessable (except as such nonassessability may be affected by Sections 17-303, 17-607 and 17-804 of the DRULPA and the WPZ Partnership Agreement). The WPZ General Partner is the sole owner of the WPZ General Partner Interest and the WPZ General Partner Interest has been duly authorized and validly issued in accordance with the WPZ Partnership Agreement. As of the Execution Date, (i) 1,773,310 WPZ Common Units were reserved for issuance under the WPZ Legacy Long-Term Incentive Plan, of which (A) 76,121 WPZ Common Units were subject to outstanding phantom unit awards (the “WPZ Phantom Unit Awards”) and (B) no WPZ Common Units were subject to outstanding options, unit appreciation rights, restricted units, or equity awards of any other kind, and (ii) no WPZ Common Units were reserved for issuance under the WPZ GP Long-Term Incentive Plan, of which no such units were subject to outstanding equity awards of any kind. All WPZ Common Units reserved for issuance under the WPZ Legacy Long-Term Incentive Plan or the WPZ GP Long-Term Incentive Plan, when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable (except as such nonassessability may be affected by Sections 17-303, 17-607 and 17-804 of the DRULPA and the WPZ Partnership Agreement). Except as set forth above in this Section 3.4(a), as of the Execution Date there are not any WPZ Units, partnership interests, voting securities or equity interests of WPZ issued and outstanding or any Rights issued or granted by, or binding upon, WPZ, except as set forth in the WPZ SEC Reports (without giving effect to any WPZ SEC Report or any amendment to any WPZ SEC Report in each case filed on or after the Execution Date) or the WPZ Partnership Agreement as in effect on the Execution Date, except for awards granted under the WPZ Legacy Long-Term Incentive Plan or the WPZ GP Long-Term Incentive Plan, or except as expressly contemplated by this Agreement. Except as set forth in the WPZ Partnership Agreement as in effect on the Execution Date, there are no outstanding obligations of WPZ or any WPZ Group Entity to repurchase, redeem or otherwise acquire any WPZ Units or other partnership interests, voting securities or equity interests or any Rights of WPZ or any WPZ Group Entity. There are no outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the limited partners of WPZ on any matter.

(b) Section 3.4(b) of the WPZ Disclosure Letter sets forth a true and complete list of the WPZ Subsidiaries as of the Execution Date. As of the Execution Date, all of the outstanding shares of capital stock or other equity or voting interests of each WPZ Subsidiary owned directly or indirectly by the WPZ Parties (i) are owned, beneficially and of record free and clear of all Liens in the percentages set out on Section 3.4(b) of the WPZ Disclosure Letter and (ii) have been duly authorized and are validly issued, fully paid (with respect to WPZ Subsidiaries that are limited liability companies or limited partnerships, to the extent required under the limited liability company agreement or limited partnership agreement of the applicable WPZ Subsidiary) and nonassessable (with respect to WPZ Subsidiaries that are limited liability companies or limited partnerships, except as such nonassessability may be affected by Sections 18-607 and 18-804 of the DLLCA or by Sections 17-303, 17-607 and 17-804 of the DRULPA and the Governing Documents of the applicable entity).

(c) Other than ownership interests in the WPZ Subsidiaries set forth on Section 3.4(b) of the WPZ Disclosure Letter, WPZ does not own beneficially, directly or indirectly, any equity securities or other ownership interests of any Person as of the Execution Date. There are no outstanding Rights issued or granted by, or binding upon, any of the WPZ Subsidiaries as of the Execution Date.

(d) Except as set forth in this Section 3.4, neither WPZ nor any WPZ Subsidiary has issued any compensatory equity or equity-linked award that remains outstanding, nor has any such entity committed to issue any such award.

SECTION 3.5 SEC Documents; Internal Controls.

(a) Since January 1, 2016, all reports, including but not limited to the Annual Reports on Form 10-K, the Quarterly Reports on Form 10-Q and the Current Reports on Form 8-K (whether filed on a voluntary basis or otherwise), forms, schedules, certifications, prospectuses, registration statements and other documents required to be filed or furnished by WPZ or any WPZ Subsidiary with or to the SEC have been or will be timely filed or furnished (the “WPZ SEC Reports”). Each of the WPZ SEC Reports (i) complied in all material respects with the requirements of applicable Law (including the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”)), and (ii) as of its effective date (in the case of WPZ SEC Reports that are registration statements filed pursuant to the requirements of the Securities Act) and as of its filing date did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except for any statements (x) in any WPZ SEC Report that may have been modified by an amendment to such report or a subsequent report filed with the SEC prior to the Execution Date or (y) with respect to information supplied in writing by or on behalf of Parent, as to which WPZ makes no representation or warranty.

(b) Except as set forth on Section 3.5(b) of the WPZ Disclosure Letter, no WPZ Subsidiary is required to file reports, forms or other documents with the SEC pursuant to the Exchange Act. There are no outstanding comments from, or unresolved issues raised by, the staff of the SEC with respect to the WPZ SEC Reports. No enforcement action has been initiated against WPZ relating to disclosures contained or omitted from any WPZ SEC Report.

(c) WPZ makes and keeps books, records, and accounts and has devised and maintains a system of internal controls, in each case, as required pursuant to Section 13(b)(2) under the Exchange Act. WPZ has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act and the applicable listing standards of the NYSE. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by WPZ in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to its management as appropriate to allow timely decisions regarding required disclosure. WPZ General Partner’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to WPZ’s auditors and the audit committee of the WPZ Board (x) all significant deficiencies in the designation or operation of internal controls which could adversely affect WPZ’s ability to record, process, summarize and report financial data and have identified for WPZ’s auditors any material weakness in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in WPZ’s internal controls.

(d) Since January 1, 2016, the principal executive officer and principal financial officer of the WPZ General Partner have made all certifications (without qualification or exceptions to the matters certified, except as to Knowledge) required by the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and none of such entities or its officers have received notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification. As of the Execution Date, and except as disclosed in a WPZ SEC Report filed with the SEC prior to the Execution Date, none of such entities has any Knowledge of any material weaknesses in the design or operation of such internal controls over financial reporting.

SECTION 3.6 Financial Statements; Undisclosed Liabilities.

(a) WPZ’s Current Report on Form 8-K filed with the SEC on May 3, 2018 (the “WPZ 8-K”) sets forth a true and complete copy of the consolidated audited statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2017 and balance sheets as of December 31, 2017 and 2016 for WPZ, including the notes thereto (the referenced financial statements set forth in the WPZ 8-K are collectively referred to as the “WPZ Financial Statements”). The WPZ Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated in the notes thereto) and present fairly in all material respects the consolidated financial position of WPZ as of such dates and the consolidated results of operations and cash flows of WPZ for such periods, except as otherwise noted therein. Except as set forth in the WPZ Financial Statements, there are no off-balance sheet arrangements that would, individually or in the aggregate, have a WPZ Material Adverse Effect. WPZ has not had any disagreement with its independent public accounting firm that required disclosure in the WPZ SEC Reports.

(b) There are no liabilities or obligations of WPZ, WPZ General Partner or the WPZ Subsidiaries (whether known or unknown and whether accrued, absolute, contingent or otherwise) and there are no facts or circumstances that would reasonably be expected to result in any such liabilities or obligations, whether arising in the context of federal, state or local judicial, regulatory, administrative or permitting agency Proceedings, other than (i) liabilities or obligations reflected or reserved against in the WPZ Financial Statements, (ii) current liabilities incurred in the ordinary course of business since December 31, 2017, (iii) liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, and (iv) liabilities or obligations (whether known or unknown and whether accrued, absolute, contingent or otherwise) that would not, individually or in the aggregate, have a WPZ Material Adverse Effect.

SECTION 3.7 Real Property; Rights-of-Way.

(a) Each of the WPZ Group Entities has good, valid and marketable title to all real property, good and valid leasehold interest in each material lease, sublease and other agreement under which the WPZ Group Entities uses or occupies or has the right to use or occupy any material real property and good title to all tangible personal property owned by the WPZ Group Entities that is sufficient for the operation of their respective businesses as presently conducted, free and clear of all Liens (except Permitted Liens), except as would not, individually or in the aggregate, have a WPZ Material Adverse Effect.

(b) Each of the WPZ Group Entities has such consents, easements, rights-of-way, permits and licenses from each Person (collectively, “Rights-of-Way”) as are sufficient to conduct its business in the manner described, and subject to the limitations, qualifications, reservations and encumbrances contained, in any WPZ SEC Report filed on or prior to the Execution Date, except for such Rights-of-Way the absence of which would not, individually or in the aggregate, have a WPZ Material Adverse Effect. Each of the WPZ Group Entities has fulfilled and performed all its material obligations with respect to such Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not, individually or in the aggregate, have a WPZ Material Adverse Effect.

(c) (i) (A) there are no pending Proceedings to modify the zoning classification of, or to condemn or take by power of eminent domain, all or any of the assets of the WPZ Group Entities and (B) none of the WPZ Parties have Knowledge of any such threatened Proceeding, which (in the case of clause (A) or (B)), if pursued, would, individually or in the aggregate, have a WPZ Material Adverse Effect, (ii) to the extent located in jurisdictions subject to zoning, the assets of the WPZ Group Entities that are real property (owned or leased) are properly zoned for the existence, occupancy and use of all of the improvements located on the owned and leased real property and on the Rights-of-Way held by any of the WPZ Group Entities, except as would not, individually or in the aggregate, have a WPZ Material Adverse Effect, and (iii) none of such improvements are subject to any conditional use permits or “permitted non-conforming use” or “permitted non-conforming structure” classifications or similar permits or classifications, except as would not, either currently or in the case of a rebuilding of or additional construction of improvements, individually or in the aggregate, have a WPZ Material Adverse Effect.

SECTION 3.8 Litigation; Laws and Regulations. Except as would not, individually or in the aggregate, have a WPZ Material Adverse Effect:

(a) There are no (i) civil, criminal, regulatory or administrative actions, suits, claims, hearings, arbitrations, inquiries, subpoenas, investigations or proceedings (“Proceedings”) pending or, to the Knowledge of the WPZ Parties, threatened against or affecting the WPZ Group Entities (other than the WPZ Partially Owned Entities), their assets, or any of the operations of the WPZ Group Entities (other than the WPZ Partially Owned Entities) related thereto or (ii) judgments, orders, decrees or injunctions of any Governmental Entity, whether at law or in equity (“Orders”), against or affecting the WPZ Group Entities (other than the WPZ Partially Owned Entities), their assets, or any of the operations of the WPZ Group Entities (other than the WPZ Partially Owned Entities) related thereto.

(b) To the Knowledge of the WPZ Parties, there are no (i) Proceedings pending or threatened against or affecting the WPZ Partially Owned Entities, their assets, or any of the operations of the WPZ Partially Owned Entities related thereto or (ii) Orders against or affecting the WPZ Partially Owned Entities, their assets, or any of the operations of the WPZ Partially Owned Entities related thereto.

(c) None of the WPZ Group Entities (other than the WPZ Partially Owned Entities) and, to the Knowledge of the WPZ Parties, no WPZ Partially Owned Entity (i) is in violation of or in default under its Governing Documents or (ii) is in violation of any applicable Law, except in the case of each of clause (i) and (ii)  for such violations or defaults that would not, individually or in the aggregate, have a WPZ Material Adverse Effect.

SECTION 3.9 No Adverse Changes. Except as described in the WPZ Financial Statements, (x) with respect to any WPZ Partially Owned Entity, to the Knowledge of the WPZ Parties, and (y) with respect to any other WPZ Group Entities:

(a) since December 31, 2017, there has not been a WPZ Material Adverse Effect; and

(b) since December 31, 2017, there has not been any material damage, destruction or loss to any material portion of the assets of the WPZ Group Entities, whether or not covered by insurance.

(c) since December 31, 2017, neither WPZ nor any other WPZ Group Entity has taken any action described in Section 5.1(a) that, if taken after the date of this Agreement and prior to the Effective Time without the prior written consent of Parent, would violate such provisions.

SECTION 3.10 Taxes. Except as would not, individually or in the aggregate, have a WPZ Material Adverse Effect and, only with respect to any WPZ Partially Owned Entity, to the Knowledge of the WPZ Parties, (a) all Tax Returns required to be filed by or with respect to WPZ or any of the WPZ Subsidiaries or their assets have been filed on a timely basis (taking into account all extensions of due dates); (b) all Taxes owed by WPZ or any of the WPZ Subsidiaries, which are or have become due, have been timely paid in full; (c) there are no Liens on any of the assets of WPZ or any of the WPZ Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax on any of such assets, other than Permitted Liens; (d) there is no pending Proceeding for assessment or collection of Taxes and no Tax assessment, deficiency or adjustment has been asserted or proposed with respect to WPZ or any of the WPZ Subsidiaries or their assets; (e) each of WPZ or any of the WPZ Subsidiaries that is classified as a partnership for U.S. federal tax purposes has in effect an election under Section 754 of the Code; (f) WPZ is currently (and has been since its formation) either (i) properly classified as a partnership for U.S. federal income tax purposes or (ii) properly disregarded as an entity separate from its respective owner for U.S. federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b); (g) at least 90% of the gross income of WPZ for each taxable year since its formation through and including the current taxable year has been income that is “qualifying income” within the meaning of Section 7704(d) of the Code; and (h) each WPZ Subsidiary is currently (and has been since its respective acquisition by WPZ) either (i) properly classified as a partnership for U.S. federal income tax purposes or (ii) properly disregarded as an entity separate from its respective owner for U.S. federal income tax purposes pursuant to Treasury Regulation Section 301.7701-3(b), except in the case of clause (h), as set forth on Section 3.10 of the WPZ Disclosure Letter.

SECTION 3.11 Environmental Matters. Except as would not, individually or in the aggregate, have a WPZ Material Adverse Effect: (a) the WPZ Group Entities, their assets and their operations relating thereto are in compliance with applicable Environmental Laws; (b) no circumstances exist with respect to the WPZ Group Entities, their assets or their operations relating thereto that give rise to an obligation by the WPZ Group Entities to investigate or remediate the presence or release, on-site or offsite, of Hazardous Materials under any applicable Environmental Laws; (c) the WPZ Group Entities, their assets or their operations related thereto are not subject to any pending or, to the Knowledge of the WPZ Parties, threatened Proceeding under any Environmental Law (including designation as a potentially responsible party under CERCLA or any similar local or state Law); (d) all notices, permits, permit exemptions, licenses or similar authorizations, if any, required to be obtained or filed by the WPZ Group Entities, with respect to their assets or their operations relating thereto have been duly obtained or filed and are valid and currently in effect and will be legally usable by the WPZ Group Entities at the time of the Closing; (e) there has been no release of any Hazardous Material into the environment by the WPZ Group Entities, their assets, or their operations relating thereto, except in compliance with applicable Environmental Law; and (f) there has been no exposure of any Person or property to any Hazardous Material in connection with their assets or their operations.

SECTION 3.12 Licenses; Permits.

(a) The WPZ Group Entities have all licenses, franchises, tariffs, grants, easements, variances, exceptions, permits and authorizations (other than environmental permits) issued or granted by Governmental Entities that are necessary for the conduct of their respective businesses as now being conducted or have obtained valid waivers therefrom (collectively, “Permits”), except where the failure to obtain such Permit would not, individually or in the aggregate, have a WPZ Material Adverse Effect.

(b) All Permits are validly held by the WPZ Group Entities and are in full force and effect, except as would not, individually or in the aggregate, have a WPZ Material Adverse Effect.

(c) The WPZ Group Entities have complied with all terms and conditions of the Permits, except as would not, individually or in the aggregate, have a WPZ Material Adverse Effect. No suspension or cancellation of any Permit is pending or, to the Knowledge of the WPZ Parties, threatened, except as would not, individually or in the aggregate, have a WPZ Material Adverse Effect.

(d) The Permits will not be subject to suspension, modification, revocation or non-renewal as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except, in each case, as would not, individually or in the aggregate, have a WPZ Material Adverse Effect.

(e) No Proceeding is pending or, to the Knowledge of the WPZ Parties, threatened with respect to any alleged failure by the WPZ Group Entities to have any material Permit necessary for the operation of any asset or the conduct of their businesses or to be in compliance therewith.

SECTION 3.13 Contracts.

(a) Except for this Agreement or as filed or publicly furnished with the SEC prior to the Execution Date, none of the WPZ Group Entities is a party to or bound by, as of the Execution Date, any contract or other agreement (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to WPZ (each contract that is described in this Section 3.13(a) being a “WPZ Material Contract”).

(b) Except as would not, individually or in the aggregate, have a WPZ Material Adverse Effect, with respect to each of the WPZ Group Entities (but, with respect to any WPZ Partially Owned Entity, to the Knowledge of the WPZ Parties): (i) each WPZ Material Contract to which such entity is a party is legal, valid and binding on and enforceable against such entity, and in full force and effect; (ii) each WPZ Material Contract to which such entity is a party will continue to be legal, valid and binding on and enforceable against such entity, and in full force and effect on identical terms following the consummation of the transactions contemplated by this Agreement; (iii) such entity that is a party to each WPZ Material Contract is not in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default by any such party, or permit termination, modification, or acceleration, under the WPZ Material Contract; and (iv) to the Knowledge of the WPZ Parties, no other party to any WPZ Material Contract is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default by such other party, or permit termination, modification or acceleration under any WPZ Material Contract other than in accordance with its terms nor has any other party repudiated any provision of the WPZ Material Contract.

SECTION 3.14 Insurance. Except as would not, individually or in the aggregate, have a WPZ Material Adverse Effect, (a) the businesses and assets of the WPZ Group Entities are covered by, and insured under, insurance policies underwritten by reputable insurers that include coverages and related limits and deductibles that are customary in the natural gas gathering, processing, treating, transportation and storage industries and NGL marketing industry, (b) all such insurance policies are in full force and effect and all premiums due and payable on such policies have been paid, and (c) no notice of cancellation of, material premium increase of, or indication of an intention not to renew, any such insurance policy has been received by the Parent Parties other than in the ordinary course of business.

SECTION 3.15 Condition of Assets. Except as would not, individually or in the aggregate, have a WPZ Material Adverse Effect, the assets of the WPZ Group Entities have been maintained and repaired in the same manner as would a prudent operator of such assets, and are adequate for the purposes for which they are currently used.

SECTION 3.16 Investment Company Act. WPZ is not, nor immediately after the Closing will be, subject to regulation under the Investment Company Act of 1940, as amended.

SECTION 3.17 Brokerage Arrangements. Except for WPZ’s obligations to Evercore Group L.L.C., the fees and expenses of which will be paid by WPZ, none of the WPZ Parties has entered (directly or indirectly) into any agreement with any Person that would obligate the WPZ Parties to pay any commission, brokerage or “finder’s fee” or other similar fee in connection with this Agreement or the transactions contemplated hereby.

SECTION 3.18 State Takeover Laws. WPZ has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated hereby, including the Merger, any potentially applicable state takeover Laws (collectively, “Takeover Laws”) and any applicable takeover provision of the WPZ Partnership Agreement or other Governing Documents of WPZ.

SECTION 3.19 Opinion of Financial Advisor. The WPZ Conflicts Committee has received the opinion of Evercore Group L.L.C., dated as of the Execution Date, to the effect that, as of the date thereof and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Merger Consideration to be received by the Holders of the WPZ Public Units pursuant to this Agreement is fair, from a financial point of view, to such Holders.

SECTION 3.20 Information Supplied. None of the information supplied (or to be supplied) in writing by or on behalf of WPZ specifically for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent with respect to the issuance of shares of Parent Common Stock in connection with the Merger (as amended or supplemented from time to time, the “Registration Statement”) will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, and (b) the proxy statement filed by Parent with the SEC in connection with the Parent Stockholder Approval (the “Parent Proxy Statement”) will, on the date it is first mailed to stockholders of Parent, and at the time of the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, WPZ makes no representation or warranty with respect to information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in any of the foregoing documents.

SECTION 3.21 Waivers and Disclaimers. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES AND OTHER COVENANTS AND AGREEMENTS MADE BY THE WPZ PARTIES IN THIS AGREEMENT, THE WPZ PARTIES HAVE NOT MADE, DO NOT MAKE, AND SPECIFICALLY NEGATE AND DISCLAIM ANY REPRESENTATIONS, WARRANTIES, PROMISES, COVENANTS, AGREEMENTS OR GUARANTIES OF ANY KIND OR CHARACTER WHATSOEVER, WHETHER EXPRESS, IMPLIED OR STATUTORY, ORAL OR WRITTEN, PAST OR PRESENT REGARDING (A) THE VALUE, NATURE, QUALITY OR CONDITION OF THEIR ASSETS INCLUDING, WITHOUT LIMITATION, THE WATER, SOIL, GEOLOGY OR ENVIRONMENTAL CONDITION OF THEIR ASSETS GENERALLY, INCLUDING THE PRESENCE OR LACK OF HAZARDOUS SUBSTANCES OR OTHER MATTERS ON THEIR ASSETS, (B) THE INCOME TO BE DERIVED FROM THEIR ASSETS, (C) THE SUITABILITY OF THEIR ASSETS FOR ANY AND ALL ACTIVITIES AND USES THAT MAY BE CONDUCTED THEREON, (D) THE COMPLIANCE OF OR BY THEIR ASSETS OR THEIR OPERATION WITH ANY LAWS (INCLUDING WITHOUT LIMITATION ANY ZONING, ENVIRONMENTAL PROTECTION, POLLUTION OR LAND USE LAWS, RULES, REGULATIONS, ORDERS OR REQUIREMENTS), OR (E) THE HABITABILITY, MERCHANTABILITY, MARKETABILITY, PROFITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF THEIR ASSETS. EXCEPT TO THE EXTENT PROVIDED IN THIS AGREEMENT, NEITHER THE WPZ PARTIES NOR ANY OF THEIR AFFILIATES SHALL BE LIABLE OR BOUND IN ANY MANNER BY ANY VERBAL OR WRITTEN STATEMENTS, REPRESENTATIONS OR INFORMATION PERTAINING TO THE WPZ PARTIES, THEIR BUSINESSES OR THEIR ASSETS FURNISHED BY ANY AGENT, EMPLOYEE, SERVANT OR THIRD PARTY. THE PROVISIONS OF THIS SECTION 3.21 HAVE BEEN NEGOTIATED BY THE PARTIES AFTER DUE CONSIDERATION AND ARE INTENDED TO BE A COMPLETE EXCLUSION AND NEGATION OF ANY REPRESENTATIONS OR WARRANTIES, WHETHER EXPRESS, IMPLIED OR STATUTORY, WITH RESPECT TO THE WPZ GROUP ENTITIES, THEIR BUSINESSES OR THEIR ASSETS THAT MAY ARISE PURSUANT TO ANY LAW NOW OR HEREAFTER IN EFFECT, OR OTHERWISE, EXCEPT AS SET FORTH IN THIS AGREEMENT.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

Except (i) as set forth in a section of the Parent Disclosure Letter corresponding to the applicable section of this Article IV to which such disclosure applies (provided that any information set forth in one section of the Parent Disclosure Letter shall be deemed to apply to each other section thereof to which its relevance is reasonably apparent on its face) or (ii) as disclosed in the Parent SEC Reports (excluding any disclosures set forth in such Parent SEC Report under the heading “Risk Factors” or in any section related to forward-looking statements) filed on or after January 1, 2017 and prior to the Execution Date (without giving effect to any Parent SEC Report or any amendment to any Parent SEC Report in each case filed on or after the Execution Date), Parent hereby represents and warrants to the WPZ Parties that:

SECTION 4.1 Organization and Existence.

(a) Each of the Parent Parties is a corporation or limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate or limited liability company power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted.

(b) Each of the Parent Subsidiaries (other than Merger Sub) is an entity duly organized or formed, as applicable, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its respective jurisdiction of organization or formation and has all requisite power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted.

(c) Each of the Parent Group Entities is duly licensed or qualified to do business and is in good standing in the states in which the character of the properties and assets owned or held by it or the nature of the business conducted by it requires it to be so licensed or qualified, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(d) Parent has made available to WPZ true and complete copies of the Governing Documents of each Parent Party in effect as of the Execution Date. All such Governing Documents are in full force and effect and no Parent Party is in violation of any provisions thereof.

(e) All of the issued and outstanding limited liability company interests of Merger Sub are owned, beneficially and of record, by Parent. Merger Sub was formed solely for the purpose of engaging in the Merger and the other transactions contemplated by this Agreement. Merger Sub has not incurred, directly or indirectly, any obligations or conducted any business other than incident to its formation and pursuant to this Agreement, the Merger and the other transactions contemplated hereby.

SECTION 4.2 Authority and Approval. Each of the Parent Parties has all requisite corporate or limited liability company power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform all of the terms and conditions hereof to be performed by it, subject to obtaining the Parent Stockholder Approval in the case of Parent. The execution and delivery of this Agreement by each of the Parent Parties, the consummation of the transactions contemplated hereby and the performance of all of the terms and conditions hereof to be performed by the Parent Parties have been duly authorized and approved by all requisite corporate or limited liability company action on the part of each of the Parent Parties, subject to obtaining the Parent Stockholder Approval in the case of Parent. At a meeting duly called and held, the Parent Board (a) determined that this Agreement, the Charter Amendment and the transactions contemplated hereby, including the Merger and the Parent Stock Issuance, are in the best interests of Parent and its stockholders, (b) approved and declared advisable this Agreement, the Charter Amendment and the transactions contemplated hereby, including the Merger and the Parent Stock Issuance, and (c) resolved to submit the Charter Amendment and the Parent Stock Issuance to a vote of Parent’s stockholders and recommend adoption of the Charter Amendment and approval of the Parent Stock Issuance. (i) The affirmative vote (in person or by proxy) of the holders of a majority of the aggregate voting power present at the Parent Stockholder Meeting or any adjournment or postponement thereof to approve the Parent Stock Issuance (the “Parent Stock Issuance Approval”) and (ii) the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Parent Common Stock entitled to vote on the adoption of the Charter Amendment (the “Parent Charter Approval” and, together with the Parent Stock Issuance Approval, the “Parent Stockholder Approval”) are the only votes or approvals of the holders of any class or series of the capital stock of Parent necessary to approve the Parent Stock Issuance, adopt the Charter Amendment and approve and consummate the transactions contemplated by this Agreement, including the Merger. Parent, in its capacity as sole member of Merger Sub, has approved this Agreement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of the Parent Parties and constitutes the valid and legally binding obligation of each of the Parent Parties, enforceable against each of the Parent Parties in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity (whether applied in a Proceeding at law or in equity).

SECTION 4.3 No Conflict; Consents.

(a) Subject to the consent, approval, license, permit, order, authorization, filings and notices referred to in Section 4.3(b) and receipt of the Parent Stockholder Approval, the execution, delivery and performance of this Agreement by each of the Parent Parties does not, and the fulfillment and compliance with the terms and conditions hereof and the consummation of the transactions contemplated hereby will not, (i) contravene, violate, conflict with any of, result in any breach of, or require the consent of any Person under, the terms, conditions or provisions of the Governing Documents of any of the Parent Parties; (ii) contravene, conflict with or violate any provision of applicable Laws; (iii) conflict with, result in a breach of, constitute a default under (whether with notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, or require any consent, authorization or approval under, or result in the suspension, termination or cancellation of, or in a right of suspension, termination or cancellation of, any indenture, deed of trust, mortgage, debenture, note, agreement, contract, commitment, license, concession, permit, lease, joint venture, obligation or other instrument to which any of the Parent Group Entities is a party or by which any of the Parent Group Entities or any of their assets are bound; or (iv) result in the creation of any Lien (other than Permitted Liens) on any of the assets or businesses of any of the Parent Group Entities under any such indenture, deed of trust, mortgage, debenture, note, agreement, contract, commitment, license, concession, permit lease, joint venture, obligation or other instrument, except in the case of clauses (ii), (iii) and (iv), for those items that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) No consent, approval, license, permit, order or authorization of, or any filing with or notice to, any Governmental Entity is required to be obtained or made by any of the Parent Group Entities in connection with the execution, delivery, and performance of this Agreement or the consummation of the transactions contemplated hereby or thereby, except (i) as have been waived or obtained or with respect to which the time for asserting such right has expired, (ii) for (A) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act, and any other applicable state or federal securities, takeover and “blue sky” Laws, (B) any filings and approvals required under the rules and regulations of the NYSE, or (C) the filing of the Certificate of Merger and Charter Amendment with the Secretary of State of the State of Delaware, or (iii) for those which would not, individually or in the aggregate, have a Parent Material Adverse Effect (including such consents, approvals, licenses, permits, orders or authorizations that are not customarily obtained prior to the Closing and are reasonably expected to be obtained in the ordinary course of business following the Closing).

SECTION 4.4 Capitalization.

(a) As of the Execution Date, the authorized capital stock of Parent consists of 990,000,000 shares, of which 30,000,000 shares are preferred stock, par value $1.00 per share (the “Parent Preferred Stock”), and 960,000,000 shares are Parent Common Stock, which are designated as set forth on Section 4.4(a) of the Parent Disclosure Letter. As of May 15, 2018, (i) 827,683,800 shares of Parent Common Stock were issued and outstanding and an additional 34,505,746 shares of Parent Common Stock were held by Parent in its treasury, and (ii) no shares of Parent Preferred Stock were issued and outstanding. Except as set forth above in this Section 4.4(a), as of the Execution Date there are not any shares of capital stock, voting securities or other equity interests of Parent issued and outstanding or any Rights issued or granted by, or binding upon, Parent, except as set forth in the Parent SEC Reports (without giving effect to any Parent SEC Report or any amendment to any Parent SEC Report in each case filed on or after the Execution Date), except for awards granted under Parent’s employee benefit, stock option, incentive and stock purchase plans, or as expressly contemplated by this Agreement. There are no outstanding obligations of Parent or any Parent Group Entity to repurchase, redeem or otherwise acquire any capital stock, voting securities or other equity interests or any Rights of Parent or any Parent Group Entity. There are no outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with stockholders of Parent on any matter.

(b) The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable.

(c) Section 4.4(c) of the Parent Disclosure Letter sets forth a true and complete list of the Parent Subsidiaries as of the Execution Date. As of the Execution Date, all of the outstanding capital stock, voting securities or other equity interests of each Parent Subsidiary owned directly or indirectly by the Parent Parties (i) are owned, beneficially and of record free and clear of all Liens in the percentages set out on Section 4.4(c) of the Parent Disclosure Letter and (ii) have been duly authorized and are validly issued, fully paid (with respect to Parent Subsidiaries that are limited liability companies or limited partnerships, to the extent required under the limited liability company agreement or limited partnership agreement of the applicable Parent Subsidiary) and nonassessable (with respect to Parent Subsidiaries that are limited liability companies or limited partnerships, except as such nonassessability may be affected by Sections 18-607 and 18-804 of the DLLCA or by Sections 17-303, 17-607 and 17-804 of the DRULPA and the Governing Documents of the applicable entity).

(d) Other than ownership interests in the Parent Subsidiaries set forth on Section 4.4(c) of the Parent Disclosure Letter, Parent does not own beneficially, directly or indirectly, any equity securities or other ownership interests of any Person as of the Execution Date. There are no outstanding Rights issued or granted by, or binding upon, any of the Parent Subsidiaries as of the Execution Date.

SECTION 4.5 SEC Documents; Internal Controls.

(a) Since January 1, 2016, all reports, including but not limited to the Annual Reports on Form 10-K, the Quarterly Reports on Form 10-Q and the Current Reports on Form 8-K (whether filed on a voluntary basis or otherwise), forms, schedules, certifications, prospectuses, registration statements and other documents required to be filed or furnished by Parent or any Parent Subsidiary with or to the SEC have been or will be timely filed or furnished (the “Parent SEC Reports”). Each of the Parent SEC Reports (i) complied in all material respects with the requirements of applicable Law (including the Exchange Act, the Securities Act and the Sarbanes-Oxley Act), and (ii) as of its effective date (in the case of Parent SEC Reports that are registration statements filed pursuant to the Securities Act) and as of its filing date did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, except for any statements (x) in any Parent SEC Report that may have been modified by an amendment to such report or a subsequent report filed with the SEC prior to the Execution Date or (y) with respect to information supplied in writing by or on behalf of WPZ, as to which Parent makes no representation or warranty.

(b) No Parent Subsidiary is required to file reports, forms or other documents with the SEC pursuant to the Exchange Act. There are no outstanding comments from, or unresolved issues raised by, the staff of the SEC with respect to the Parent SEC Reports. No enforcement action has been initiated against Parent relating to disclosures contained or omitted from any Parent SEC Report.

(c) Parent makes and keeps books, records, and accounts and has devised and maintains a system of internal controls, in each case, as required pursuant to Section 13(b)(2) under the Exchange Act. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act and the applicable listing standards of the NYSE. Such disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to its management as appropriate to allow timely decisions regarding required disclosure. Parent’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to Parent’s auditors and the audit committee of the Parent Board (x) all significant deficiencies in the designation or operation of internal controls which could adversely affect Parent’s ability to record, process, summarize and report financial data and have identified for Parent’s auditors any material weakness in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls.

(d) Since January 1, 2016, the principal executive officer and principal financial officer of Parent have made all certifications (without qualification or exceptions to the matters certified, except as to Knowledge) required by the Sarbanes-Oxley Act, and the statements contained in any such certifications are complete and correct, and none of such entities or its officers have received notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification. As of the Execution Date, and except as disclosed in a Parent SEC Report filed with the SEC prior to the Execution Date, none of such entities has any Knowledge of any material weaknesses in the design or operation of such internal controls over financial reporting.

SECTION 4.6 Financial Statements; Undisclosed Liabilities.

(a) Parent’s Current Report on Form 8-K filed with the SEC on May 3, 2018 (the “Parent 8-K”) sets forth a true and complete copy of the consolidated audited statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2017 and balance sheets as of December 31, 2017 and 2016 for Parent, including the notes thereto (the referenced financial statements set forth in the Parent 8-K are collectively referred to as the “Parent Financial Statements”). The Parent Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as may be indicated in the notes thereto) and present fairly in all material respects the consolidated financial position of Parent as of such dates and the consolidated results of income and cash flows of Parent for such periods, except as otherwise noted therein. Except as set forth in the Parent Financial Statements, there are no off-balance sheet arrangements that would, individually or in the aggregate, have a Parent Material Adverse Effect. Parent has not had any disagreement with its independent public accounting firm that required disclosure in the Parent SEC Reports.

(b) There are no liabilities or obligations of Parent or the Parent Subsidiaries (whether known or unknown and whether accrued, absolute, contingent or otherwise) and there are no facts or circumstances that would reasonably be expected to result in any such liabilities or obligations, whether arising in the context of federal, state or local judicial, regulatory, administrative or permitting agency Proceedings, other than (i) liabilities or obligations reflected or reserved against in the Parent Financial Statements, (ii) current liabilities incurred in the ordinary course of business since December 31, 2017, (iii) liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, and (iv) liabilities or obligations (whether known or unknown and whether accrued, absolute, contingent or otherwise) that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

SECTION 4.7 Real Property; Rights-of-Way.

(a) Each of the Parent Group Entities has good, valid and marketable title to all real property, good and valid leasehold interest in each material lease, sublease and other agreement under which the Parent Group Entities uses or occupies or has the right to use or occupy any material real property and good title to all tangible personal property owned by the Parent Group Entities that is sufficient for the operation of their respective businesses as presently conducted, free and clear of all Liens (except Permitted Liens), except as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) Each of the Parent Group Entities has such Rights-of-Way as are sufficient to conduct its business in the manner described, and subject to the limitations, qualifications, reservations and encumbrances contained, in any Parent SEC Report filed on or prior to the Execution Date, except for such Rights-of-Way the absence of which would not, individually or in the aggregate, have a Parent Material Adverse Effect. Each of the Parent Group Entities has fulfilled and performed all its material obligations with respect to such Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(c) (i) (A) there are no pending Proceedings to modify the zoning classification of, or to condemn or take by power of eminent domain, all or any of the assets of the Parent Group Entities and (B) none of the Parent Parties have Knowledge of any such threatened Proceeding, which (in the case of clause (A) or (B)), if pursued, would, individually or in the aggregate, have a Parent Material Adverse Effect, (ii) to the extent located in jurisdictions subject to zoning, the assets of the Parent Group Entities that are real property (owned or leased) are properly zoned for the existence, occupancy and use of all of the improvements located on the owned and leased real property and on the Rights-of-Way held by any of the Parent Group Entities, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, and (iii) none of such improvements are subject to any conditional use permits or “permitted non-conforming use” or “permitted non-conforming structure” classifications or similar permits or classifications, except as would not, either currently or in the case of a rebuilding of or additional construction of improvements, individually or in the aggregate, have a Parent Material Adverse Effect.

SECTION 4.8 Litigation; Laws and Regulations. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect:

(a) There are no (i) Proceedings pending or, to the Knowledge of the Parent Parties, threatened against or affecting the Parent Group Entities (other than the Parent Partially Owned Entities), their assets, or any of the operations of the Parent Group Entities (other than the Parent Partially Owned Entities) related thereto or (ii) Orders against or affecting the Parent Group Entities (other than the Parent Partially Owned Entities), their assets, or any of the operations of the Parent Group Entities (other than the Parent Partially Owned Entities) related thereto.

(b) To the Knowledge of the Parent Parties, there are no (i) Proceedings pending or threatened against or affecting the Parent Partially Owned Entities, their assets, or any of the operations of the Parent Partially Owned Entities related thereto or (ii) Orders against or affecting the Parent Partially Owned Entities, their assets, or any of the operations of the Parent Partially Owned Entities related thereto.

(c) None of the Parent Group Entities (other than the Parent Partially Owned Entities) and, to the Knowledge of the Parent Parties, no Parent Partially Owned Entity (i) is in violation of or in default under its Governing Documents or (ii) is in violation of any applicable Law, except in the case of each of clause (i) and (ii) for such violations or defaults that would not, individually or in the aggregate, have a Parent Material Adverse Effect.

SECTION 4.9 No Adverse Changes. Except as described in the Parent Financial Statements, (x) with respect to any Parent Partially Owned Entity, to the Knowledge of the Parent Parties and (y) with respect to any other Parent Group Entities:

(a) since December 31, 2017, there has not been a Parent Material Adverse Effect;

(b) since December 31, 2017, there has not been any material damage, destruction or loss to any material portion of the assets of the Parent Group Entities, whether or not covered by insurance; and

(c) since December 31, 2017, neither Parent nor any other Parent Group Entity has taken any action described in Section 5.1(b) that, if taken after the date of this Agreement and prior to the Effective Time without the prior written consent of WPZ, would violate such provisions.

SECTION 4.10 Taxes. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect and, only with respect to any Parent Partially Owned Entity, to the Knowledge of the Parent Parties, (a) all Tax Returns required to be filed by or with respect to Parent or any of the Parent Subsidiaries or their assets have been filed on a timely basis (taking into account all extensions of due dates); (b) all Taxes owed by Parent or any of the Parent Subsidiaries, which are or have become due, have been timely paid in full; (c) there are no Liens on any of the assets of Parent or any of the Parent Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax on any of such assets, other than Permitted Liens; (d) there is no pending Proceeding for assessment or collection of Taxes and no Tax assessment, deficiency or adjustment has been asserted or proposed with respect to Parent or any of the Parent Subsidiaries or their assets, and (e) Parent has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code in the two years prior to the date of this Agreement or in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

SECTION 4.11 Environmental Matters. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect: (a) the Parent Group Entities, their assets and their operations relating thereto are in compliance with applicable Environmental Laws; (b) no circumstances exist with respect to the Parent Group Entities, their assets or their operations relating thereto that give rise to an obligation by the Parent Group Entities to investigate or remediate the presence or release, on-site or offsite, of Hazardous Materials under any applicable Environmental Laws; (c) the Parent Group Entities, their assets or their operations related thereto are not subject to any pending or, to the Knowledge of the Parent Parties, threatened Proceeding under any Environmental Law (including designation as a potentially responsible party under CERCLA or any similar local or state Law); (d) all notices, permits, permit exemptions, licenses or similar authorizations, if any, required to be obtained or filed by the Parent Group Entities, with respect to their assets or their operations relating thereto have been duly obtained or filed and are valid and currently in effect and will be legally usable by the Parent Group Entities at the time of the Closing; (e) there has been no release of any Hazardous Material into the environment by the Parent Group Entities, their assets, or their operations relating thereto, except in compliance with applicable Environmental Law; and (f) there has been no exposure of any Person or property to any Hazardous Material in connection with their assets or their operations.

SECTION 4.12 Licenses; Permits.

(a) The Parent Group Entities have all Permits, except where the failure to obtain such Permit would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) All Permits are validly held by the Parent Group Entities and are in full force and effect, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(c) The Parent Group Entities have complied with all terms and conditions of the Permits, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect. No suspension or cancellation of any Permit is pending or, to the Knowledge of the Parent Parties, threatened, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(d) The Permits will not be subject to suspension, modification, revocation or non-renewal as a result of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except, in each case, as would not, individually or in the aggregate, have a Parent Material Adverse Effect.

(e) No Proceeding is pending or, to the Knowledge of the Parent Parties, threatened with respect to any alleged failure by the Parent Group Entities to have any material Permit necessary for the operation of any asset or the conduct of their businesses or to be in compliance therewith.

SECTION 4.13 Contracts.

(a) Except for this Agreement or as filed or publicly furnished with the SEC prior to the Execution Date, none of the Parent Group Entities is a party to or bound by, as of the Execution Date, any contract or other agreement (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to Parent (each contract that is described in this Section 4.13(a) being a “Parent Material Contract”).

(b) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, with respect to each of the Parent Group Entities (but, with respect to any Parent Partially Owned Entity, to the Knowledge of the Parent Parties): (i) each Parent Material Contract to which such entity is a party is legal, valid and binding on and enforceable against such entity, and in full force and effect; (ii) each Parent Material Contract to which such entity is a party will continue to be legal, valid and binding on and enforceable against such entity, and in full force and effect on identical terms following the consummation of the transactions contemplated by this Agreement; (iii) such entity that is a party to each Parent Material Contract is not in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default by any such party, or permit termination, modification, or acceleration, under the Parent Material Contract; and (iv) to the Knowledge of the Parent Parties, no other party to any Parent Material Contract is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default by such other party, or permit termination, modification or acceleration under any Parent Material Contract other than in accordance with its terms nor has any other party repudiated any provision of the Parent Material Contract.

SECTION 4.14 Employees and Employee Benefits.

(a) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (i) each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code is and has been so qualified in form, and (ii) each Parent Benefit Plan is and has been operated and maintained in compliance with its terms and the provisions of all applicable Laws, rules and regulations, including, without limitation, ERISA and the Code

(b) Section 4.14(b) of the Parent Disclosure Letter sets forth (i) each Parent Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code (each, a “Pension Plan”) and (ii) each Parent Benefit Plan that is a “multiemployer plan” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”). Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, with respect to each Pension Plan that any Parent Party (or any entity treated as a single employer with any Parent Party for purposes of Section 414 of the Code or Section 4001(a)(14) of ERISA (the “Parent Aggregated Group”)) has maintained within the last six years or had any obligation to contribute to within the past six years, (i) except for an event described in Section 4043(c)(3) of ERISA, there has, during the past six years, been no “reportable event,” as that term is defined in Section 4043 of ERISA, for which the 30-day reporting requirement has not been waived, and the transactions contemplated by this Agreement will not result in such a “reportable event” for which a waiver does not apply, (ii) none of the Parent Group Entities or any member of the Parent Aggregated Group has incurred any direct or indirect liability under Title IV of ERISA other than liability for premiums to the Pension Benefit Guaranty Corporation that have been timely paid and other than any liabilities for which the Parent Group Entities have no direct or indirect responsibility or obligation (other than with respect to the WPZ Partnership Agreement), (iii) there does not exist any accumulated funding deficiency within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived that, in either case, would reasonably be expected to give rise to a Lien on any of the assets of the Parent Group Entities, (iv) no such Pension Plan is in “at risk” status, within the meaning of Section 430 of the Code or Section 303 of ERISA, and (v) no notice of intent to terminate any such Pension Plan has been filed with the Pension Benefit Guaranty Corporation, no amendment terminating any such Pension Plan has been adopted and no proceedings to terminate any such Pension Plan have been instituted by the Pension Benefit Guaranty Corporation. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (A) no Multiemployer Plan is, or is reasonably expected to be, insolvent or in reorganization, or in “critical” or “endangered” status as defined in Section 432 of the Code or Section 305 of ERISA, and (B) none of the Parent Group Entities nor any member of the Parent Aggregated Group has or may reasonably be expected to incur any withdrawal liability (as defined in Section 4201 of ERISA) with respect to any Multiemployer Plan.

(c) No action is pending or, to the Knowledge of the Parent Parties, threatened against, by or on behalf of any Parent Benefit Plan or the assets, fiduciaries or administrators thereof (other than claims for benefits in the ordinary course) that would have a Parent Material Adverse Effect. No Parent Benefit Plan and none of the Parent Parties with respect to any Parent Benefit Plan is the subject of an audit or investigation by the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other governmental authority, nor is any such audit or investigation pending or, to the Knowledge of the Parent Parties, threatened that would have a Parent Material Adverse Effect. None of the assets of any Parent Group Entity is, or may reasonably be expected to become, the subject of any Lien arising under ERISA or the Code that would have a Parent Material Adverse Effect.

SECTION 4.15 Labor Matters.

(a) There is no labor strike, or other material labor dispute, slowdown or stoppage pending or, to the Knowledge of the Parent Parties, threatened against the Parent Group Entities with respect to any of the employees of any Parent Group Entities (other than any such employees who provide exclusive or shared services with respect to the assets or business of the WPZ Group Entities) (collectively, the “Parent Associated Employees”), and the Parent Group Entities have not experienced any such labor strike or material labor dispute, slowdown or stoppage during the past three years.

(b) With respect to current, former and prospective Parent Associated Employees, except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, the Parent Group Entities and each member of the Parent Aggregated Group are in compliance with all applicable Laws, statutes, rules and regulations respecting employment and employment practices, terms and conditions of employment, wages and hours, pay equity, discrimination in employment, wrongful discharge, collective bargaining, fair labor standards, occupational health and safety, personal rights or any other labor and employment-related matters.

SECTION 4.16 Insurance. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (a) the businesses and assets of the Parent Group Entities are covered by, and insured under, insurance policies underwritten by reputable insurers that include coverages and related limits and deductibles that are customary in the natural gas gathering, processing, treating, transportation and storage industries and NGL marketing industry, (b) all such insurance policies are in full force and effect and all premiums due and payable on such policies have been paid, and (c) no notice of cancellation of, material premium increase of, or indication of an intention not to renew, any such insurance policy has been received by the Parent Parties other than in the ordinary course of business.

SECTION 4.17 Condition of Assets. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, the assets of the Parent Group Entities have been maintained and repaired in the same manner as would a prudent operator of such assets, and are adequate for the purposes for which they are currently used.

SECTION 4.18 Investment Company Act. Parent is not, nor immediately after the Closing will be, subject to regulation under the Investment Company Act of 1940, as amended.

SECTION 4.19 Brokerage Arrangements. Except for Parent’s obligations to Morgan Stanley & Co. LLC, the fees and expenses of which will be paid by Parent, none of the Parent Parties has entered (directly or indirectly) into any agreement with any Person that would obligate the Parent Parties to pay any commission, brokerage or “finder’s fee” or other similar fee in connection with this Agreement or the transactions contemplated hereby.

SECTION 4.20 State Takeover Laws. Parent has taken all action necessary to render inapplicable to this Agreement and the transactions contemplated hereby, including the Merger, any potentially applicable Takeover Laws and any applicable takeover provision of the Governing Documents of Parent.

SECTION 4.21 Opinion of Financial Advisor. The Parent Board has received the opinion of Morgan Stanley & Co. LLC, dated as of the Execution Date, to the effect that, as of the date thereof and subject to the procedures, factors, qualifications, limitations and assumptions set forth therein, the Merger Consideration to be paid by Parent pursuant to this Agreement is fair, from a financial point of view, to Parent.

SECTION 4.22 Information Supplied. None of the information supplied (or to be supplied) in writing by or on behalf of Parent specifically for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement, or any amendment or supplement thereto, is filed with the SEC or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading and (b) the Parent Proxy Statement will, on the date it is first mailed to stockholders of Parent, and at the time of the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to information supplied by or on behalf of WPZ for inclusion or incorporation by reference in any of the foregoing documents.

SECTION 4.23 Waivers and Disclaimers. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED IN THIS AGREEMENT, EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES AND OTHER COVENANTS AND AGREEMENTS MADE BY THE PARENT PARTIES IN THIS AGREEMENT, THE PARENT PARTIES HAVE NOT MADE, DO NOT MAKE, AND SPECIFICALLY NEGATE AND DISCLAIM ANY REPRESENTATIONS, WARRANTIES, PROMISES, COVENANTS, AGREEMENTS OR GUARANTIES OF ANY KIND OR CHARACTER WHATSOEVER, WHETHER EXPRESS, IMPLIED OR STATUTORY, ORAL OR WRITTEN, PAST OR PRESENT REGARDING (A) THE VALUE, NATURE, QUALITY OR CONDITION OF THEIR ASSETS INCLUDING, WITHOUT LIMITATION, THE WATER, SOIL, GEOLOGY OR ENVIRONMENTAL CONDITION OF THEIR ASSETS GENERALLY, INCLUDING THE PRESENCE OR LACK OF HAZARDOUS SUBSTANCES OR OTHER MATTERS ON THEIR ASSETS, (B) THE INCOME TO BE DERIVED FROM THEIR ASSETS, (C) THE SUITABILITY OF THEIR ASSETS FOR ANY AND ALL ACTIVITIES AND USES THAT MAY BE CONDUCTED THEREON, (D) THE COMPLIANCE OF OR BY THEIR ASSETS OR THEIR OPERATION WITH ANY LAWS (INCLUDING WITHOUT LIMITATION ANY ZONING, ENVIRONMENTAL PROTECTION, POLLUTION OR LAND USE LAWS, RULES, REGULATIONS, ORDERS OR REQUIREMENTS), OR (E) THE HABITABILITY, MERCHANTABILITY, MARKETABILITY, PROFITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF THEIR ASSETS. EXCEPT TO THE EXTENT PROVIDED IN THIS AGREEMENT, NEITHER THE PARENT PARTIES NOR ANY OF THEIR AFFILIATES SHALL BE LIABLE OR BOUND IN ANY MANNER BY ANY VERBAL OR WRITTEN STATEMENTS, REPRESENTATIONS OR INFORMATION PERTAINING TO THE PARENT PARTIES, THEIR BUSINESSES OR THEIR ASSETS FURNISHED BY ANY AGENT, EMPLOYEE, SERVANT OR THIRD PARTY. THE PROVISIONS OF THIS SECTION 4.23 HAVE BEEN NEGOTIATED BY THE PARTIES AFTER DUE CONSIDERATION AND ARE INTENDED TO BE A COMPLETE EXCLUSION

AND NEGATION OF ANY REPRESENTATIONS OR WARRANTIES, WHETHER EXPRESS, IMPLIED OR STATUTORY, WITH RESPECT TO THE PARENT GROUP ENTITIES, THEIR BUSINESSES OR THEIR ASSETS THAT MAY ARISE PURSUANT TO ANY LAW NOW OR HEREAFTER IN EFFECT, OR OTHERWISE, EXCEPT AS SET FORTH IN THIS AGREEMENT.

ARTICLE V

ADDITIONAL AGREEMENTS, COVENANTS,

RIGHTS AND OBLIGATIONS

SECTION 5.1 Conduct of Parties.

(a) Except (i) as provided in this Agreement, (ii) as required by applicable Law, or (iii) as consented to in writing by WPZ (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the Execution Date until the Effective Time, Parent shall not take any action to cause, and shall not permit the WPZ General Partner to cause, the amendment of the WPZ Partnership Agreement or the WPZ GP LLC Agreement, in each case, to the extent that any such change or amendment would reasonably be expected to (A) prohibit, prevent or materially hinder, impede or delay the ability of the parties to satisfy any conditions to or the consummation of the Merger or the other transactions contemplated by this Agreement or (B) adversely impact the Holders of WPZ Public Units in any material respect.

(b) Except (i) as provided in this Agreement, (ii) as set forth in the Parent Disclosure Letter, (iii) as required by applicable Law, (iv) as provided in any Parent Material Contract in effect as of the Execution Date or (v) as consented to in writing by WPZ (such consent shall not be unreasonably withheld, delayed or conditioned), during the period from the Execution Date to the Effective Time, Parent shall not, and shall not permit any Parent Group Entity to:

(i) (A) except for the Charter Amendment, amend Parent’s certificate of incorporation or bylaws (whether by merger, consolidation, conversion or otherwise) in any manner that would reasonably be expected to prohibit, prevent or materially hinder, impede or delay the ability of the parties to satisfy any of the conditions to or the consummation of the Merger or the other transactions contemplated by this Agreement or have an adverse effect on the value of the Merger Consideration to be received by the Holders of WPZ Public Units in the Merger, or (B) declare, set aside or pay any dividend or distribution payable in cash, stock or property in respect of any capital stock, other than regular quarterly cash dividends on the Parent Common Stock in the ordinary course of business consistent with past practice and other than dividends or distributions with a record date after the Effective Time;

(ii) other than transactions exclusively between wholly owned Parent Subsidiaries, adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, consolidation or other reorganization or business combination transaction or agreement, in each case, that would reasonably be expected to prohibit, prevent or materially hinder, impede or delay the ability of the parties to satisfy any of the conditions to or the consummation of the Merger or the other transactions contemplated by this Agreement or have an adverse effect on the value of the Merger Consideration to be received by the Holders of WPZ Public Units in the Merger;

(iii) issue, deliver or sell any equity securities, or Rights to acquire equity securities, of Parent for cash in excess of $2,000,000,000 in the aggregate (based on the market price of the securities at the time of issuance), except for the issuance, delivery or sale of any equity securities, or Rights to acquire equity securities, of Parent in connection with (x) an acquisition or (y) at-the-market offerings by Parent pursuant to an equity distribution program; provided, however, that this clause (iii) shall not restrict or limit the ability of Parent to make equity grants to its employees, officers and directors pursuant to its employee benefit plans or as permitted by clause (iv); provided further, however, that nothing in this clause (iii) shall be deemed to restrict the vesting and/or payment, or the acceleration of the vesting and/or payment, of any awards consisting of Parent Common Stock or other equity awards in accordance with the terms of any existing equity-based, bonus, incentive, performance or other compensation plan or arrangement or Employee Benefit Plan (including, without limitation, in connection with any equity award holder’s termination of service);

(iv) grant any awards consisting of shares of Parent Common Stock or other equity interests of Parent under any equity-based, bonus, incentive, performance or other compensation plan or arrangement or Employee Benefit Plan, other than (A) in the ordinary course of business consistent with past practice, (B) as retention incentives, or (C) the payment of bonuses in the form of equity-based awards;

(v) waive, release, assign, settle or compromise any claims, demands, lawsuits or Proceedings seeking damages or an injunction or other equitable relief where such waivers, releases, assignments, settlements or compromises would, in the aggregate, have a Parent Material Adverse Effect; or

(vi) agree, in writing or otherwise, to take any of the foregoing actions, or take any action or agree, in writing or otherwise, to take any action, including proposing or undertaking any merger, consolidation or acquisition, in each case, that would reasonably be expected to prohibit, prevent or materially hinder, impede or delay the ability of the parties to satisfy any of the conditions to or the consummation of the Merger or the other transactions contemplated by this Agreement.

(c) From the Execution Date until the Closing Date, neither WPZ nor Parent shall, nor shall it cause any of its Subsidiaries to, take any action prohibited by this Agreement or fail to take any action required by this Agreement that, in either case, would be reasonably likely to materially delay the consummation of the Merger or result in the failure of a condition to closing pursuant to Article VI.

(d) From the Execution Date until the Closing Date, each of Parent and WPZ shall, and shall cause its Subsidiaries to, promptly notify the other party in writing of (i) any event, condition or circumstance that could reasonably be expected to result in any of the conditions set forth in Article VI not being satisfied at the Effective Time, and (ii) any material breach by the notifying party of any covenant, obligation, or agreement contained in this Agreement; provided, however, that the delivery of any notice pursuant to this Section  5.1(d) shall not limit or otherwise affect the remedies available hereunder to the notified party.

SECTION 5.2 Access to Information; Confidentiality. Subject to applicable Laws, upon reasonable notice, each Party Group shall (and shall cause the members of such Party Group to) afford the officers, employees, counsel, accountants and other representatives and advisors of the requesting Party Group reasonable access, during normal business hours from the Execution Date until the Closing Date, to its properties, books, contracts and records as well as to their management personnel; provided that such access shall be provided on a basis that minimizes the disruption to the operations of the disclosing Party Group and the members of its Party Group. The disclosing Party Group shall not be responsible to the requesting Party Group for personal injuries sustained by the requesting Party Group’s officers, employees, counsel, accountants and other representatives and advisors in connection with the access provided pursuant to this Section 5.2, and shall be indemnified and held harmless by the requesting Party Group for any losses suffered by the disclosing Party Group or its officers, employees or representatives in connection with any such personal injuries. Subject to applicable Laws, during such period, each Party Group shall (and shall cause the members of such Party Group to) furnish promptly to the other Party Group (i) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it in connection with the transactions contemplated by this Agreement during such period pursuant to the requirements of Federal, state or foreign Laws (including pursuant to the Securities Act, the Exchange Act and the rules of any Governmental Entity thereunder), as applicable (other than documents which such Party Group is not permitted to disclose under applicable Laws) and (ii) all information concerning the disclosing Party Group’s business, properties and personnel as the requesting Party Group may reasonably request, including all information relating to environmental matters. Notwithstanding the foregoing, a Party Group shall have no obligation to disclose or provide access to any information the disclosure of which such Party Group has concluded may jeopardize any privilege available to such Party Group relating to such information or would be in violation of a confidentiality obligation binding on such Party Group. Except for disclosures permitted by the terms of the Confidentiality Agreement, dated as of April 12, 2018 between Parent and WPZ (as it may be amended from time to time, the “Confidentiality Agreement”), each party shall hold information received from the other party pursuant to this Section 5.2 in confidence in accordance with the terms of the Confidentiality Agreement.

SECTION 5.3 Certain Filings; Parent Stockholder Meeting; Recommendation of Merger; No Solicitation by Parent.

(a) As promptly as practicable following the Execution Date (i) Parent and WPZ shall jointly prepare and file with the SEC, and each of the WPZ Parties and the Parent Parties agrees to cooperate in the preparation of the Registration Statement (including the joint consent statement/prospectus/Parent Proxy Statement constituting a part thereof (the “Consent Statement/Prospectus/Parent Proxy Statement”)) and Parent shall file with the SEC the Consent Statement/Prospectus/Parent Proxy Statement, (ii) Parent shall use its commercially reasonable efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE (subject, if applicable, to notice of issuance) prior to the Effective Time, and (iii) the parties hereto shall make all required filings under applicable state securities and “blue sky” Laws; provided, however, that no such filings shall be required in any jurisdiction where, as a result thereof, Parent would become subject to general service of process or to taxation or qualification to do business as a foreign corporation doing business in such jurisdiction solely as a result of such filing. Parent agrees to file the Registration Statement with the SEC as promptly as reasonably practicable. Each of Parent and WPZ agrees to use its commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable after filing thereof and keep the Registration Statement effective until the earlier of the consummation of the transactions contemplated by this Agreement and the termination of this Agreement in accordance with its terms. The Consent Statement/Prospectus/Parent Proxy Statement, as it may be amended or supplemented from time to time prior to the Parent Stockholder Meeting, shall specify the date on which the record date for the Parent Third Quarter Dividend shall occur. Parent shall use its reasonable best efforts to cause the Consent Statement/Prospectus/Parent Proxy Statement to be mailed to the stockholders of Parent as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Each of Parent and WPZ agrees to furnish to the other party all information concerning the Parent Group Entities or the WPZ Group Entities, as applicable, and to take such other action as may be reasonably requested in connection with the foregoing. No filing of, or amendment or supplement to, the Registration Statement or the Consent Statement/Prospectus/Parent Proxy Statement will be made by Parent or WPZ, in each case without providing the other party a reasonable opportunity to review and comment thereon.

(b) Each of the Parent Parties and the WPZ Parties agrees, as to itself and its Subsidiaries, that (i) none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Consent Statement/Prospectus/Parent Proxy Statement and any amendment or supplement thereto will, at the date the Consent Statement/Prospectus/Parent Proxy Statement is mailed to the Holders of WPZ Common Units or Parent Common Stock, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Parent Parties and the WPZ Parties further agrees that, if it shall become aware prior to the Closing Date of any information that would cause any of the statements in the Registration Statement or the Consent Statement/Prospectus/Parent Proxy Statement to be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading, it will promptly inform the other party thereof and take the necessary steps to correct such information in an amendment or supplement to the Registration Statement or Consent Statement/Prospectus/Parent Proxy Statement.

(c) Each of WPZ and Parent shall (1) promptly notify the other of receipt of any comments from the SEC or its staff or any other applicable government official and of any requests by the SEC or its staff or any other applicable government official for amendments or supplements to any of the filings with the SEC in connection with the Merger and other transactions contemplated hereby or for additional information and (2) promptly supply the other with copies of all correspondence between WPZ or any of its representatives, or Parent or any of its representatives, as the case may be, on the one hand, and the SEC or its staff or any other applicable government official, on the other hand, with respect thereto. Parent and WPZ shall use their respective commercially reasonable efforts to respond to any comments of the SEC or its staff with respect to the Consent Statement/Prospectus/Parent Proxy Statement or the Registration Statement as promptly as practicable.

(d) WPZ General Partner shall distribute to the Holders of WPZ Units the Consent Statement/Prospectus/Parent Proxy Statement, which shall include a form of consent that may be executed by Holders of WPZ Units in connection with the Written Consent as promptly as practicable after the Registration Statement is declared effective under the Securities Act.

(e) Parent shall, as soon as practicable following the effective date of the Registration Statement, establish a record date for, duly call, give notice of, convene and hold a special meeting of its stockholders (the “Parent Stockholder Meeting”) for the purpose of obtaining the Parent Stockholder Approval. Subject to Section 5.3(h), Parent shall, through the Parent Board, recommend to its stockholders approval of the Parent Stock Issuance and adoption of the Charter Amendment (the “Parent Board Recommendation”). Subject to Section 5.3(h), Parent shall use reasonable best efforts to obtain from its stockholders the Parent Stockholder Approval. Without limiting the generality of the foregoing, the obligations of Parent set forth in the first sentence of this Section 5.3(e) shall not be affected by a Parent Adverse Recommendation Change or by any action by the Parent Board with respect to this Agreement or the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, Parent may postpone or adjourn the Parent Stockholder Meeting (i) to solicit additional proxies for the purpose of obtaining the Parent Stockholder Approval, (ii) in the absence of quorum, (iii) if Parent has delivered any notice contemplated by Section 5.3(h) and the time periods contemplated by Section 5.3(h) have not expired, or (iv) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that Parent has determined after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the stockholders of Parent prior to the Parent Stockholder Meeting; provided, however, that in each case, without the prior written consent of the WPZ Conflicts Committee, Parent shall not be permitted to postpone or adjourn the Parent Stockholder Meeting for more than ten (10) Business Days later than the most recently adjourned meeting or to a date after the date that is two (2) Business Days prior to the Termination Date. Without the written consent of the Conflicts Committee (which shall not be unreasonably withheld, delayed or conditioned), no matter shall be submitted for action at the Parent Stockholder Meeting except the approval of the Parent Stock Issuance and adoption of the Charter Amendment and matters reasonably related to the Parent Stock Issuance and adoption of the Charter Amendment.

(f) Parent shall, and shall cause its Subsidiaries and use reasonable best efforts to, cause its and its Subsidiaries’ respective Representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to a Parent Acquisition Proposal, and immediately prohibit any access by any Person (other than the WPZ Parties and their Representatives) to any confidential information relating to a possible Parent Acquisition Proposal. Except as permitted by this Section 5.3, from the date of this Agreement until the Effective Time, Parent shall not, and shall cause its Subsidiaries and use reasonable best efforts to cause its and its Subsidiaries’ respective Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage the submission of a Parent Acquisition Proposal (including any acquisition structured as a merger, consolidation or share exchange), (ii) participate in any discussions or negotiations regarding, or furnish any non-public information with respect to, any proposal or offer from any Person relating to, or that could reasonably be expected to lead to, a Parent Acquisition Proposal, (iii) knowingly assist, participate in or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing, (iv) enter into an Alternative Acquisition Agreement or (v) (A) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to WPZ, such Parent Board Recommendation, (B) fail to include such Parent Board Recommendation in the Parent Proxy Statement, (C) authorize, approve, declare advisable, adopt or recommend or propose to publicly authorize, approve, declare advisable, adopt or recommend, any Parent Acquisition Proposal, or (D) authorize Parent or any of its Subsidiaries to enter into an Alternative Acquisition Agreement or enter into an agreement, arrangement or understanding with respect to any Parent Acquisition Proposal (other than an Acceptable Confidentiality

Agreement) (any such action in clause (v) being referred to herein as a “Parent Adverse Recommendation Change”). Parent shall notify the WPZ Conflicts Committee promptly orally and in writing, and in no event later than 48 hours after receipt, if any Person makes any proposal, offer, inquiry or contact with respect to, or requests any information with respect to, or seeks any discussions or negotiations to be initiated or continued with respect to, a Parent Acquisition Proposal, and Parent shall, in any such notice to the WPZ Conflicts Committee, indicate the identity of such Person and the material terms and conditions of any such proposal or offer and the nature and content of such inquiry or contact, and thereafter shall promptly keep the WPZ Conflicts Committee reasonably informed of all material developments affecting the status and terms of any such proposal, offer, inquiry or request and of the status of any such discussions or negotiations.

(g) Notwithstanding anything to the contrary contained in Section 5.3, if at any time following the date of this Agreement and prior to obtaining the Parent Stockholder Approval, (i) Parent has received a written Parent Acquisition Proposal that the Parent Board believes is bona fide, (ii) the Parent Board, after consultation with Parent’s financial advisors and outside legal counsel, determines in good faith that such Parent Acquisition Proposal constitutes or could reasonably be expected to lead to or result in a Parent Designated Proposal and, after consultation with Parent’s outside legal counsel, failure to take such action would be reasonably likely to be inconsistent with its duties to stockholders under applicable Laws and (iii) such Parent Acquisition Proposal did not result from a material breach of this Section 5.3, then Parent may, subject to clauses (x) and (y) below, (A) furnish information, including confidential information, with respect to Parent and its Subsidiaries to the Person making such Parent Acquisition Proposal and (B) participate in discussions or negotiations regarding such Parent Acquisition Proposal; provided, however, that (x) Parent and its respective Subsidiaries will not, and will use their reasonable best efforts to cause their respective Representatives not to, disclose any non-public information to such Person unless Parent has, or first enters into, an Acceptable Confidentiality Agreement with such Person and (y) Parent will provide to WPZ and the WPZ General Partner non-public information with respect to Parent and its Subsidiaries that was not previously provided or made available to WPZ and the WPZ General Partner prior to or substantially concurrently with providing or making available such non-public information to such other Person.

(h) Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Parent Stockholder Approval, and subject to compliance with the provisions of this Section 5.3(h), the Parent Board may, if the Parent Board determines in good faith (after consultation with the Parent’s financial advisor and outside legal counsel) that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties to stockholders under applicable Law, make a Parent Adverse Recommendation Change in response to either (x) an unsolicited Parent Designated Proposal or (y) an Intervening Event; provided further, however, that

(i) the Parent Board may not effect a Parent Adverse Recommendation Change in response to a Parent Designated Proposal unless:

(A) Parent has provided prior written notice to WPZ (in accordance with Section 8.1) specifying in reasonable detail the reasons for such action (including the identity of the Person making such Parent Acquisition Proposal, a description of the material terms and conditions of such Parent Designated Proposal and complete copies of any written proposal or offers (including proposed agreements) received by Parent in connection with such Parent Acquisition Proposal) at least three (3) days in advance of its intention to take such action with respect to a Parent Adverse Recommendation Change, unless at the time such notice is required to be given there are less than three (3) days prior to the Parent Stockholder Meeting, in which case the Parent shall provide as much notice as is reasonably practicable (the period inclusive of all such days, the “Parent Notice Period”);

(B) during the Parent Notice Period the Parent Board (A) has negotiated, and has used reasonable best efforts to cause its financial advisor and outside legal counsel to negotiate, with WPZ in good faith to make such adjustments in the terms and conditions of this Agreement so that the failure to effect such Parent Adverse Recommendation Change would not be reasonably likely to be inconsistent with its fiduciary duties to stockholders under applicable Law and (B) keeps WPZ and the WPZ Conflicts Committee reasonably informed with respect to the status and changes in the material terms and conditions of such Parent Acquisition Proposal or other changes in circumstances related thereto; provided, further, that any material amendment to the terms of a Parent Designated Proposal, if applicable, shall require a new notice pursuant to this Section 5.3(h) and a new Parent Notice Period, except that such new Parent Notice Period in connection with any material amendment shall be for one Business Day from the time WPZ receives such notice (as opposed to three days); and

(C) the Parent Board shall take into account all changes to the terms of this Agreement proposed by WPZ or the WPZ Conflicts Committee in determining (A) whether such Parent Acquisition Proposal constitutes a Parent Designated Proposal even if such changes were given effect and (B) whether the failure to effect a Parent Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties to stockholders under applicable Law even if such changes were given effect; and

(ii) the Parent Board may not effect a Parent Adverse Recommendation Change in response to an Intervening Event unless:

(A) Parent provides WPZ (in accordance with Section 8.1) with written information describing such Intervening Event in reasonable detail as soon as reasonably practicable after becoming aware of it;

(B) Parent keeps WPZ and the WPZ Conflicts Committee reasonably informed of developments with respect to such Intervening Event;

(C) Parent notifies WPZ (in accordance with Section 8.1) in writing at least three Business Days before making an Parent Adverse Recommendation Change with respect to such Intervening Event of its intention to do so and specifies the reasons therefor; and

(D) if WPZ or the WPZ Conflicts Committee makes a proposal during such three Business Day period to adjust the terms and conditions of this Agreement, the Parent Board, after taking into consideration the adjusted terms and conditions of this Agreement as proposed by WPZ or the WPZ Conflicts Committee, continues to determine in good faith (after consultation with outside counsel) that the failure to make such Parent Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties to stockholders under applicable Law even if such changes were given effect.

(i) Unless this Agreement is validly terminated in accordance with Article VII, Parent shall submit the Parent Stock Issuance and adoption of the Charter Amendment for approval at the Parent Stockholder Meeting even if the Parent Board shall have effected a Parent Adverse Recommendation Change.

(j) Nothing contained in this Agreement shall prevent Parent or the Parent Board, as applicable, from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to a Parent Acquisition Proposal if the Parent Board determines in good faith (after consultation with outside legal counsel) that its failure to do so would be reasonably likely to constitute a violation of applicable Laws; provided, however, that any Parent Adverse Recommendation Change may only be made in accordance with Section  5.3(h).

SECTION 5.4 Commercially Reasonable Efforts; Further Assurances. From and after the Execution Date, upon the terms and subject to the conditions hereof, each of the parties hereto shall use its commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable and (ii) defend any lawsuits or other Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement or seek to have lifted or rescinded any injunction or restraining order or other order adversely affecting the ability of the parties to consummate the transactions contemplated hereby, including the Merger. Without limiting the foregoing but subject to the other terms of this Agreement, the parties hereto agree that, from time to time, whether before, at or after the Closing Date, each of them will execute and deliver, or cause to be executed and delivered, such instruments of assignment, transfer, conveyance, endorsement, direction or authorization as may be necessary to consummate and make effective the transactions contemplated by this Agreement. Notwithstanding the foregoing, nothing in this Agreement will require any party hereto to hold separate or make any divestiture not expressly contemplated herein of any asset or otherwise agree to any restriction on its operations or other condition in order to obtain any consent or approval or other clearance required by this Agreement.

SECTION 5.5 No Public Announcement. On the Execution Date, Parent and WPZ shall issue a joint press release with respect to the execution of this Agreement and the Merger, which press release shall be reasonably satisfactory to Parent and WPZ General Partner. From and after the Execution Date, neither WPZ nor Parent shall issue any other press release or make any other public announcement concerning this Agreement or the transactions contemplated by this Agreement (to the extent not previously issued or made in accordance with this Agreement) (other than public announcements at industry road shows and conferences or as may be required by applicable Law or by obligations pursuant to any listing agreement with the NYSE, in which event the party making the public announcement or press release shall, to the extent practicable, notify Parent and WPZ General Partner in advance of such public announcement or press release) without the prior approval of Parent and WPZ General Partner, which approval shall not be unreasonably withheld, delayed or conditioned.

SECTION 5.6 Expenses. Except as otherwise provided in Section 7.5 and Section 7.6, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, including legal fees, accounting fees, financial advisory fees and other professional and non-professional fees and expenses, shall be paid by the party hereto incurring such expenses, except that Parent and WPZ shall each pay for one-half of (a) any filing fees with respect to the Registration Statement and the Consent Statement/Prospectus/Parent Proxy Statement and (b) the costs of printing and mailing of the Consent Statement/Prospectus/Parent Proxy Statement.

SECTION 5.7 Regulatory Issues. WPZ and Parent shall cooperate fully with respect to any filing, submission or communication with a Governmental Entity having jurisdiction over the Merger. Such cooperation shall include each of the parties hereto: (i) providing, in the case of oral communications with a Governmental Entity, advance notice of any such communication and, to the extent permitted by applicable Law, an opportunity for the other party to participate; (ii) providing, in the case of written communications, an opportunity for the other party to comment on any such communication and provide the other with a final copy of all such communications; and (iii) complying promptly with any request for information from a Governmental Entity (including an additional request for information and documentary material), unless directed not to do so by the other party hereto. All cooperation shall be conducted in such a manner so as to preserve all applicable privileges.

SECTION 5.8 Tax Matters. For U.S. federal income tax purposes (and for purposes of any applicable state, local or foreign Tax that follows the U.S. federal income tax treatment), the parties agree to treat the Merger (a) with respect to holders of WPZ Public Units, as a taxable sale of such WPZ Common Units to Parent and (b) with respect to Parent, as a purchase by Parent of the assets of WPZ attributable to such WPZ Common Units. The parties will prepare and file all Tax Returns consistent with the foregoing and will not take any inconsistent position on any Tax Return, or during the course of any audit, litigation or other proceeding with respect to Taxes, except as otherwise required by applicable Law following a final determination by a court of competent jurisdiction or other administrative settlement with or final administrative decision by the relevant Governmental Entity.

SECTION 5.9 D&O Insurance.

(a) For a period of six years after the Effective Time, to the fullest extent permitted under applicable Laws, Parent and the Surviving Entity shall, and shall cause the WPZ Group Entities to, (i) indemnify and hold harmless against any reasonable costs or expenses (including reasonable attorneys’ fees and all other reasonable costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Proceeding arising from acts or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), including any Proceeding relating to a claim for indemnification or advancement brought by a WPZ D&O Indemnified Party), judgments, fines, losses, claims, damages or liabilities, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) in connection with any actual or threatened Proceeding arising from acts or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), and, upon receipt by Parent of an undertaking by or on behalf of the WPZ D&O Indemnified Party to repay such amount if it shall be determined in a final and non-appealable judgment entered by a court of competent jurisdiction that the WPZ D&O Indemnified Party is not entitled to be indemnified, provide advancement of expenses with respect to each of the foregoing to, all WPZ D&O Indemnified Parties and (ii) honor all rights to indemnification, advancement of expenses, elimination of liability and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) now existing in favor of the WPZ D&O Indemnified Parties as provided in the Governing Documents of any WPZ Group Entity, under applicable Delaware Law or otherwise, and shall ensure that the Governing Documents of WPZ and WPZ General Partner (or their successor entities) shall, for a period of six years following the Effective Time, contain provisions substantially no less advantageous with respect to indemnification, advancement of expenses, elimination of liability and exculpation of their present and former directors, officers, employees and agents than are set forth in the Governing Documents of WPZ and WPZ General Partner as of the Execution Date. Any right of a WPZ D&O Indemnified Party pursuant to this Section 5.9(a) shall not be amended, repealed, terminated or otherwise modified at any time in a manner that would adversely affect the rights of such WPZ D&O Indemnified Party as provided herein, and shall be enforceable by such WPZ D&O Indemnified Party and their respective heirs and representatives against Parent and its respective successors and assigns.

(b) For a period of six years after the Effective Time, Parent shall maintain officers’ and directors’ liability insurance with a nationally reputable carrier covering each WPZ D&O Indemnified Party who is or at any time prior to the Effective Time was covered by the existing officers’ and directors’ liability insurance applicable to the WPZ Group Entities (“D&O Insurance”), on terms substantially no less advantageous to the WPZ D&O Indemnified Parties, as applicable, than such existing insurance with respect to acts or omissions, or alleged acts or omissions, at or prior to the Effective Time (whether claims, actions or other Proceedings relating thereto are commenced, asserted or claimed before or after the Effective Time); provided, however, that Parent shall not be required to pay an annual premium for the D&O Insurance for the WPZ D&O Indemnified Parties in excess of 300% of the current annual premium currently paid by the WPZ Group Entities for such insurance, but shall purchase as much of such coverage as possible for such applicable amount. Parent shall have the right to cause such coverage to be extended under the applicable D&O Insurance by obtaining a six-year “tail” policy on terms and conditions no less advantageous to the WPZ D&O Indemnified Parties than the existing D&O Insurance, and such “tail” policy shall satisfy the provisions of this Section 5.9.

(c) The provisions of this Section 5.9 shall survive the consummation of the Merger and the other transactions contemplated by this Agreement for a period of six years and expressly are intended to benefit each of the WPZ D&O Indemnified Parties; provided, however, that in the event that any claim or claims for indemnification or advancement set forth in this Section 5.9 are asserted or made within such six-year period, all rights to indemnification and advancement in respect of any such claim or claims shall continue until disposition of all such claims. The rights of any WPZ D&O Indemnified Party under this Section 5.9 shall be in addition to any other rights such WPZ D&O Indemnified Party may have under the Governing Documents of any WPZ Group Entity or applicable Law.

(d) In the event Parent or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in either such case, Parent shall cause proper provision to be made so that its successors and assigns, as the case may be, shall assume the obligations set forth in this Section 5.9.

SECTION 5.10 Consent to Use of Financial Statements; Financing Cooperation. The WPZ Parties hereby consent to the Parent Group Entities’ use of and reliance on any audited or unaudited financial statements, including the WPZ Financial Statements, relating to the WPZ Group Entities reasonably requested by the Parent Parties to be used in any financing or other activities of the Parent Parties permitted hereby, including any filings that the Parent Parties desire to make with the SEC. In addition, the WPZ Parties will use commercially reasonable efforts, at the Parent Parties’ sole cost and expense, to obtain the consents of Ernst & Young LLP (with respect to certain consolidated financial statements of WPZ) and PricewaterhouseCoopers LLP and Deloitte & Touche LLP (both with respect to the financial statements of Gulfstream Natural Gas System, L.L.C.) to the inclusion of the financial statements referenced above in appropriate filings with the SEC. Prior to the Closing, the WPZ Parties will provide the Parent Parties such information, and make available such personnel, as the Parent Parties may reasonably request in order to assist any of the Parent Group Entities in connection with financing activities permitted hereby, including any public offerings to be registered under the Securities Act or private offerings.

SECTION 5.11 Dividends and Distributions.

(a) After the date of this Agreement until the Effective Time, subject to Section 5.11(b), the WPZ General Partner shall (and Parent shall directly or indirectly cause its representatives on the WPZ Board to) determine, declare and cause WPZ to pay regular quarterly cash distributions on the WPZ Common Units for each quarter in accordance with the WPZ Partnership Agreement in the ordinary course and consistent with past practice, including with respect to amount and timing of record dates and payment dates; provided, however, that, subject to applicable Law and Section 5.11(b), any such regular quarterly distribution shall not be less than $0.614 per Common Unit without the separate determination and approval of the WPZ Conflicts Committee made in accordance with the WPZ Partnership Agreement and their duties as directors of the WPZ Board. The WPZ General Partner shall (and Parent shall directly or indirectly cause its representatives on the WPZ Board to) designate the record date for the WPZ Third Quarter Distribution so that such record date precedes the Effective Time so as to permit the payment of the WPZ Third Quarter Distribution to the Holders of WPZ Public Units.

(b) If Closing occurs on or after the record date for the Parent Third Quarter Dividend, each of Parent and WPZ shall coordinate with the other regarding the declaration of any dividends or distributions in respect of Parent Common Stock and WPZ Common Units and the record dates and payment dates relating thereto, it being the intention of the parties that if Closing occurs on or after the record date for the Parent Third Quarter Dividend, Holders of WPZ Common Units shall not receive distributions both in respect of WPZ Common Units and also dividends in respect of the Parent Common Stock that they receive in exchange therefor in the Merger, but that they shall receive for any such quarter (exclusive of any dividends received in respect of Parent Common Stock not received by such Holders in the Merger) either: (a) only distributions in respect of WPZ Common Units or (b)  only dividends in respect of Parent Common Stock that they receive in exchange therefor in the Merger.

SECTION 5.12 Section 16 Matters. Prior to the Effective Time, the WPZ Board and the Parent Board shall take all such steps as may be necessary or appropriate to cause the transactions contemplated by this Agreement, including any dispositions of WPZ Units (including derivative securities with respect to such WPZ Units) or acquisitions of shares of Parent Common Stock (including derivative securities with respect to such shares Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to WPZ, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.13 Conflicts Committee. Prior to the Effective Time, none of the WPZ Group Entities shall, without the consent of the WPZ Conflicts Committee, eliminate the WPZ Conflicts Committee, or revoke or diminish the authority of the WPZ Conflicts Committee, or remove or cause the removal of any director of the WPZ Board that is a member of the WPZ Conflicts Committee either as a member of such board or such committee without the affirmative vote of the members of the WPZ Board, including the affirmative vote of each of the other members of the WPZ Conflicts Committee. For the avoidance of doubt, this Section 5.13 shall not apply to the filling in accordance with the provisions of the applicable Governing Documents of any vacancies caused by the death, incapacity or resignation of any director.

SECTION 5.14 Takeover Statutes. Parent shall not, and shall cause its Subsidiaries not to, take any action that would, or would reasonably be expected to, cause any Takeover Law to become applicable to this Agreement, the Merger, the Parent Stock Issuance or the other transactions contemplated hereby or related thereto. If any Takeover Law shall become applicable to this Agreement, the Merger, the Parent Stock Issuance or the other transactions contemplated hereby or related thereto, Parent and the Parent Board shall grant such approvals and shall use reasonable best efforts to take such actions so that the transactions contemplated hereby, including the Merger and the Parent Stock Issuance, may be consummated as promptly as practicable on the terms contemplated hereby and otherwise use commercially reasonable efforts to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby, including the Merger and the Parent Stock Issuance.

ARTICLE VI

CONDITIONS TO CLOSING

SECTION 6.1 Conditions to Each Party’s Obligations. The obligation of the parties hereto to proceed with the Closing is subject to the satisfaction on or prior to the Closing Date of all of the following conditions, any one or more of which may be waived (to the extent legally permissible) in writing, in whole or in part, as to a party by such other parties:

(a) Consent Statement. The Consent Statement/Prospectus/Parent Proxy Statement shall have been cleared by the SEC and mailed to Holders of WPZ Common Units (in accordance with Regulation 14A of the Exchange Act) at least 20 Business Days prior to the Closing.

(b) [Reserved.]

(c) Written Consent. The Written Consent shall have been obtained in accordance with applicable Law and filed with the minutes of proceedings of WPZ, and such Written Consent shall not have been amended, modified, withdrawn, terminated or revoked; provided, however, that this Section 6.1(c) shall not imply that the Written Consent is permitted by the WPZ Partnership Agreement or applicable Law to be amended, modified, withdrawn, terminated or revoked following its execution by Holders of WPZ Units constituting a Unit Majority (as defined in the WPZ Partnership Agreement).

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Entity.

(e) NYSE Listing. The Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE subject to official notice of issuance.

(f) No Governmental Restraint. No order, decree or injunction of any Governmental Entity shall be in effect, and no Laws shall have been enacted or adopted, that enjoin, prohibit or make illegal the consummation of any of the transactions contemplated by this Agreement, and no action, proceeding or investigation by any Governmental Entity with respect to the Merger or the other transactions contemplated by this Agreement shall be pending that seeks to restrain, enjoin, prohibit or delay consummation of the Merger or such other transactions or to impose any material restrictions or requirements thereon or on the Parent Parties or the WPZ Parties with respect thereto.

(g) Parent Stockholder Approval. The Parent Stockholder Approval shall have been obtained in accordance with applicable Law and the Governing Documents of Parent.

SECTION 6.2 Conditions to the Parent Parties’ Obligations. The obligation of the Parent Parties to proceed with the Closing is subject to the satisfaction on or prior to the Closing Date of all of the following conditions, any one or more of which may be waived in writing, in whole or in part, by the Parent Parties (in their sole discretion):

(a) Representations and Warranties; Performance. (i) The representations and warranties of the WPZ Parties set forth in (x) Section 3.1(a), Section 3.2, and Section 3.4(a) shall be true and correct in all material respects as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), and (y) Article III (other than Section 3.1(a), Section 3.2, Section 3.4(a) and Section 3.9(a)) shall be true and correct (without regard to any materiality, “WPZ Material Adverse Effect” and similar qualifiers therein) as of the Closing, as if remade on the date thereof (except for representations and warranties made as of a specific date, which shall be true and correct as of such specific date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a WPZ Material Adverse Effect, (ii) the representation and warranty set forth in Section 3.9(a) shall be true and correct as of the Closing Date as if made on the date thereof, and (iii) each of the WPZ Parties shall have performed or complied with all agreements and covenants required to be performed by it hereunder prior to the Closing Date that have materiality, “WPZ Material Adverse Effect” or similar qualifiers, and shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it hereunder prior to the Closing Date that are not so qualified.

(b) Parent shall have received a certificate, dated as of the Closing Date, of an executive officer of WPZ General Partner certifying to the matters set forth in Section 6.2(a).

SECTION 6.3 Conditions to the WPZ Parties’ Obligations. The obligation of the WPZ Parties to proceed with the Closing is subject to the satisfaction on or prior to the Closing Date of all of the following conditions, any one or more of which may be waived in writing, in whole or in part, by the WPZ Parties (in their sole discretion):

(a) Representations and Warranties; Performance. (i) The representations and warranties of the Parent Parties set forth in (x) Section 4.1(a), Section 4.2 (other than the third sentence thereof), and Section 4.4(a) shall be true and correct in all material respects as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), (y) the third sentence of Section 4.2 shall be true and correct in all material respects as of the Closing Date as if made as of the Closing Date (unless there shall have been a Parent Adverse Recommendation Change pursuant to Section 5.3(h)) and (z) Article IV (other than Section 4.1(a), Section 4.2, Section 4.4(a) and Section 4.9(a)) shall be true and correct (without regard to any materiality, “Parent Material Adverse Effect” and similar qualifiers therein) as of the Closing, as if remade on the date thereof (except for representations and warranties made as of a specific date, which shall be true and correct as of such specific date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, result in a Parent Material Adverse Effect, (ii) the representation and warranty set forth in Section 4.9(a) shall be true and correct as of the Closing Date as if made on the date thereof, and (iii) each of the Parent Parties shall have performed or complied with all agreements and covenants required to be performed by it hereunder prior to the Closing Date that have materiality, “Parent Material Adverse Effect” or similar qualifiers, and shall have performed or complied in all material respects with all other agreements and covenants required to be performed by it hereunder prior to the Closing Date that are not so qualified.

(b) WPZ General Partner shall have received a certificate, dated as of the Closing Date, of an executive officer of Parent certifying to the matters set forth in Section 6.3(a).

SECTION 6.4 Frustration of Conditions. None of parties to this Agreement may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s failure to act in good faith or such party’s failure to observe in any material respect any of its obligations under this Agreement.

ARTICLE VII

TERMINATION

SECTION 7.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by the mutual written agreement of the parties hereto duly authorized by Parent Board, on behalf of Parent, and by the WPZ Conflicts Committee and the WPZ Board, on behalf of WPZ.

SECTION 7.2 Termination by WPZ or Parent. At any time prior to the Effective Time, this Agreement may be terminated by WPZ or Parent if:

(a) the Effective Time shall not have occurred on or before December 31, 2018 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 7.2(a) shall not be available to Parent if the Parent Parties fail to perform or observe in any material respect or to WPZ if the WPZ Parties fail to perform or observe in any material respect any of their respective obligations under this Agreement in any manner that shall have been the principal cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

(b) a Governmental Entity shall have issued an order, decree or ruling or taken any other action (including the enactment of any statute, rule, regulation, decree or executive order) permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action (including the enactment of any statute, rule, regulation, decree or executive order) shall have become final and non-appealable; provided, however, that the Person seeking to terminate this Agreement pursuant to this Section 7.2(b) shall have complied with Section 5.3 and Section 5.4; or

(c) the Parent Stockholder Meeting shall have concluded and the Parent Stockholder Approval shall not have been obtained; provided, however, that the right to terminate this Agreement pursuant to this Section 7.2(c) shall not be available to Parent where the failure to obtain the Parent Stockholder Approval is proximately caused by a withdrawal, modification or qualification of the Parent Board Recommendation that is not permitted by Section  5.3(h).

SECTION 7.3 Termination by WPZ. This Agreement may be terminated by WPZ at any time prior to the Effective Time:

(a) if a Parent Adverse Recommendation Change shall have occurred; or

(b) if the Parent Parties shall have breached or failed to perform any of their respective representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of the Parent Parties set forth in this Agreement shall fail to be true), which breach or failure (a) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.3(a) (with or without the passage of time) and (b) is incapable of being cured, or is not cured, by the Parent Parties prior to the Termination Date; provided that the right to terminate this Agreement pursuant to this Section 7.3(b) shall not be available to WPZ if, at such time, the condition set forth in Section 6.2(a) cannot be satisfied (with or without the passage of time).

SECTION 7.4 Termination by Parent. This Agreement may be terminated by Parent at any time prior to the Effective Time if the WPZ Parties shall have breached or failed to perform any of their respective representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of the WPZ Parties set forth in this Agreement shall fail to be true), which breach or failure (i) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 6.2(a) (with or without the passage of time) and (ii) is incapable of being cured, or is not cured, by the WPZ Parties prior to the Termination Date; provided that the right to terminate this Agreement pursuant to this Section 7.4 shall not be available to Parent if, at such time, the condition set forth in Section 6.3(a) cannot be satisfied (with or without the passage of time).

SECTION 7.5 Effect of Certain Terminations. In the event of termination of this Agreement pursuant to Article VII, written notice thereof shall be given to the other party or parties, specifying the provision of this Agreement pursuant to which such termination is made, and this Agreement, except for the last sentence of Section 5.2 and the provisions of Section 5.5, Section 5.6, Article VII and Article VIII, shall forthwith become null and void and there shall be no liability on the part of any party to this Agreement and all rights and obligations of the parties hereto under this Agreement shall terminate, except for the last sentence of Section 5.2 and the provisions of Section 5.5, Section 5.6, Article VII and Article VIII shall survive such termination; except that (i) Parent may have liability as provided in Section 7.6, and (ii) subject to Section 7.6(e), nothing herein shall relieve any party hereto from any liability for any intentional or willful and material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement and all rights and remedies of a nonbreaching party under this Agreement in the case of such intentional or willful and material breach, at law or in equity, shall be preserved.

SECTION 7.6 Parent Termination Fee.

(a) In the event this Agreement is terminated (i) by WPZ pursuant to Section 7.3(a) (Parent Adverse Recommendation Change) or (ii) by WPZ or Parent pursuant to Section 7.2(c) (Parent Stockholder Approval), and in the case of each of clause (i) and (ii) where prior to such termination a Parent Adverse Recommendation Change has occurred, then Parent shall pay to WPZ, after the date of termination, the Parent Termination Fee, which payment, subject to Section 7.6(d), shall be paid in four equal quarterly installments, with each such installment to be paid within two (2) Business Days following the first four dates that a regular quarterly distribution is paid to holders of WPZ Units following termination of this Agreement.

(b) In the event that (i) a Parent Acquisition Proposal has been publicly proposed or publicly disclosed by any Person or such a Parent Acquisition Proposal has otherwise become publicly known to Parent’s stockholders generally and in any event such proposal is not subsequently irrevocably withdrawn at least seven days prior to the earlier of the Parent Stockholder Meeting or the termination of this Agreement, (ii) thereafter this Agreement is terminated by either Parent or WPZ pursuant to Section 7.2(a) (Termination Date) or Section 7.2(c) (Parent Stockholder Approval) and (iii) within 12 months after the termination of this Agreement, Parent or any of its Subsidiaries enters into any definitive agreement with respect to, or consummates, such Parent Acquisition Proposal, then, subject to Section 7.6(d), Parent shall pay to WPZ, upon the first to occur of such entering into a definitive agreement or consummation of such Parent Acquisition Proposal, the Parent Termination Fee; provided that for purposes of this Section 7.6(b), “25%” shall be deemed to be references to “50%” in the definition of Parent Acquisition Proposal.

(c) If this Agreement is validly terminated by WPZ pursuant to the provisions of Section 7.3(b) (Parent Uncured Breach), then Parent shall pay to WPZ by wire transfer of immediately available funds to an account designated by WPZ an amount equal to the WPZ Expenses, and such payment shall be made within five (5) Business Days after such termination.

(d) The “Parent Termination Fee” shall be an amount of cash equal to the lesser of (i) $410 million (the “Parent Base Amount”) and (ii) the maximum aggregate amount, if any, that can be paid to WPZ without causing WPZ to fail the gross income requirement in Section 7704(c)(2) of the Code for any WPZ taxable year within the Measurement Period (as defined below), treating the Parent Termination Fee and the WPZ Expenses as non-qualifying income and after taking into consideration all other sources of non-qualifying income (such maximum amount, the “Non-Qualifying Income Cushion”), for the applicable year, as determined by WPZ’s independent accountants. Notwithstanding the foregoing, in the event WPZ receives an opinion from outside counsel or a ruling from the IRS (“Tax Guidance”) providing that WPZ’s receipt of the Parent Base Amount would either constitute qualifying income (as defined in Section 7704(d) of the Code) or be excluded from gross income for purposes of Section 7704 of the Code, the Parent Termination Fee shall be an amount equal to the Parent Base Amount and Parent shall, upon receiving notice that WPZ has received the Tax Guidance, pay to WPZ any unpaid portion of the Parent Base Amount within five (5) Business Days. In the event that WPZ is not able to initially receive a Parent Termination Fee equal to the full Parent Base Amount due to the above limitations, Parent shall place an amount in cash equal to the unpaid portion of the Parent Base Amount in escrow by wire transfer within three (3) Business Days of such determination and shall not release any portion thereof to WPZ unless and until WPZ receives either: (x) a letter from an independent nationally recognized accounting firm indicating the amount of the Non-Qualifying Income Cushion determined for any subsequent WPZ taxable year (in which case Parent shall pay to WPZ the lesser of the unpaid portion of the Parent Base Amount or the amount of the Non-Qualifying Income Cushion determined for such subsequent WPZ taxable year within five (5) Business Days after Parent has been notified thereof) or (y) Tax Guidance providing that WPZ’s receipt of such portion would either constitute qualifying income (as defined in Section 7704(d) of the Code) or be excluded from gross income for purposes of Section 7704 of the Code (in which case Parent shall pay to WPZ any unpaid portion of the Parent Base Amount within five (5) Business Days after Parent has been notified thereof). Parent agrees to cooperate with WPZ to maximize the portion of the Parent Base Amount that may be paid as the Parent Termination Fee without causing WPZ to fail to meet the requirements of Section 7704(c)(2) of the Code, including using its commercially reasonable efforts to assist WPZ in obtaining a favorable ruling or legal opinion from outside counsel, in each case, as described in this Section 7.6(d). The obligation of Parent to pay any unpaid portion of the Parent Base Amount shall terminate at the close of the period ending December 31 following the date that is five (5) years from the date of this Agreement (the “Measurement Period”). Any amounts remaining in escrow after the obligation of Parent to pay the Parent Base Amount terminates shall be retained by Parent.

(e) The parties acknowledge that the provisions of this Section 7.6 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, none of the parties would enter into this Agreement. The parties agree that upon termination of this Agreement under circumstances in which the Parent Termination Fee is payable, receipt of the Parent Termination Fee shall be WPZ’s sole and exclusive remedy under this Agreement, and upon such termination, Parent shall have no further liability to WPZ or the WPZ General Partner of any kind in respect of this Agreement and the transactions contemplated by this Agreement other than its obligation to pay the Parent Termination Fee and WPZ Expenses and except as expressly set forth in Section 7.5. In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion (provided that for the avoidance of doubt, the Parent Termination Fee shall be paid in multiple installments in accordance with Section 7.6(a)). In the event that Parent pays the WPZ Expenses pursuant to this Section 7.6, then any Parent Termination Fee required to be paid by Parent under this Section 7.6 shall be reduced by the amount of the WPZ Expenses previously paid.

SECTION 7.7 Survival. None of the representations, warranties, agreements, covenants or obligations in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the consummation of the Merger, except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time.

SECTION 7.8 Enforcement of this Agreement. The parties hereto acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party and any such breach would cause the non-breaching parties irreparable harm. Accordingly, the parties hereto agree that prior to the termination of this Agreement, in the event of any breach or threatened breach of this Agreement by one of the parties, the parties will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, provided such party is not in material default hereunder. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

SECTION 7.9 No Waiver Relating to Claims for Fraud/Willful Misconduct. The liability of any party under this Article VII shall be in addition to, and not exclusive of, any other liability that such party may have at law or in equity based on such party’s (a) fraudulent acts or omissions or (b) willful misconduct. None of the provisions set forth in this Agreement shall be deemed to be a waiver by or release of any party of any right or remedy that such party may have at law or equity based on any other party’s fraudulent acts or omissions or willful misconduct nor shall any such provisions limit, or be deemed to limit, (i) the amounts of recovery sought or awarded in any such claim for fraud or willful misconduct, (ii) the time period during which a claim for fraud or willful misconduct may be brought, or (iii) the recourse that any such party may seek against another party with respect to a claim for fraud or willful misconduct.

ARTICLE VIII

MISCELLANEOUS

SECTION 8.1 Notices. Any notice, request, instruction, correspondence or other document to be given hereunder by any party to another party (each, a “Notice”) shall be in writing and delivered in person or by courier service requiring acknowledgment of receipt of delivery or mailed by U.S. registered or certified mail, postage prepaid and return receipt requested, or by facsimile or e-mail, as follows; provided, that copies to be delivered below shall not be required for effective notice and shall not constitute notice:

If to any of the WPZ Parties, addressed to:

Williams Partners L.P.

One Williams Center

Tulsa, Oklahoma 74172-0172

Attention: WPZ Conflicts Committee

Facsimile: (918) 573-1807

E-mail: brent.austin@williams.com

with a copy to (which shall not constitute notice):

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

Attention: Joshua Davidson

Travis Wofford

Facsimile: (713) 229-2727

(713) 229-2715

E-mail: joshua.davidson@bakerbotts.com

travis.wofford@bakerbotts.com

If to any of the Parent Parties, addressed to:

The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Attention: Chief Executive Officer

Facsimile: (918) 573-4900

E-mail: alan.armstrong@williams.com

with a copy to (which shall not constitute notice):

The Williams Companies, Inc.

One Williams Center

Tulsa, Oklahoma 74172-0172

Attention: General Counsel

Facsimile: (918) 573-3101

E-mail: lane.wilson@williams.com

Gibson, Dunn & Crutcher LLP

1801 California Street, Suite 4200

Denver, CO 80202

Attention: Steven K. Talley

Jonathan Whalen

Facsimile: (303) 313-2840

(214) 571-2930

E-mail: stalley@gibsondunn.com

jwhalen@gibsondunn.com

Notice given by personal delivery, courier service or mail shall be effective upon actual receipt. Notice given by facsimile or e-mail shall be effective upon written confirmation of receipt by facsimile, e-mail or otherwise. Any party may change any address to which Notice is to be given to it by giving Notice as provided above of such change of address.

SECTION 8.2 Governing Law; Jurisdiction; Waiver of Jury Trial. To the maximum extent permitted by applicable Law, the provisions of this Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware, without regard to principles of conflicts of law. Each of the parties hereto agrees that this Agreement involves at least $100,000 and that this Agreement has been entered into in express reliance upon 6 Del. C. § 2708. Each of the parties hereto irrevocably and unconditionally confirms and agrees that it is and shall continue to be (a) subject to the jurisdiction of the courts of the State of Delaware and of the federal courts sitting in the State of Delaware, and (b) subject to service of process in the State of Delaware. Each party hereto hereby irrevocably and unconditionally (i) consents and submits to the exclusive personal jurisdiction and venue of the Delaware Court of Chancery (or, solely if the Delaware Court of Chancery declines to accept jurisdiction over any matter, any federal or state court located in the State of Delaware) (the “Delaware Courts”) for any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated by this Agreement (and agrees not to commence any litigation relating thereto except in such courts), (ii) waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum, (c) acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising or relating to this Agreement or the transactions contemplated by this Agreement, and (d) agrees to service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 8.1 or in any manner prescribed by the Laws of the State of Delaware. Nothing in this Section  8.2 shall affect the right of any party to serve legal process in any other manner permitted by Law.

SECTION 8.3 Entire Agreement; Amendments, Consents and Waivers. This Agreement, the Support Agreement, the Confidentiality Agreement and the exhibits and schedules hereto and thereto constitute the entire agreement between and among the parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations or other agreements between or among the parties in connection with the subject matter hereof except as set forth specifically herein or contemplated hereby. Except as expressly set forth in this Agreement (including the representations and warranties set forth in Articles III and IV), (a) the parties acknowledge and agree that neither the WPZ Group Entities nor any other Person has made, and the Parent Group Entities are not relying upon, any covenant, representation or warranty, expressed or implied, as to the WPZ Group Entities or as to the accuracy or completeness of any information regarding any WPZ Group Entity furnished or made available to any Parent Group Entity, (b) the parties hereto acknowledge and agree that, except as set forth in this Agreement, neither the Parent Group Entities nor any other Person has made, and the WPZ Group Entities are not relying upon, any covenant, representation or warranty, expressed or implied, as to the Parent Group Entities or as to the accuracy or completeness of any information regarding any Parent Group Entity furnished or made available to any WPZ Group Entity, and (c) the WPZ Parties and the Parent Parties shall not have or be subject to any liability to any Parent Group Entity or any other Person or any WPZ Group Entity or any other Person, as applicable, or any other remedy in connection herewith, based upon the distribution to any Parent Group Entity or any WPZ Group Entity of, or any Parent Group Entity’s or any WPZ Group Entity’s use of or reliance on, any such information or any information, documents or material made available to the Parent Group Parties or WPZ Group Parties, as applicable, in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the transactions contemplated hereby. Subject to compliance with applicable Law, prior to the Closing, any provision of this Agreement may be (a) consented to or waived in writing by the party benefited by the provision or (b) amended or modified at any time by an agreement in writing by the parties hereto; provided, however, that, in addition to any other approvals required by the WPZ Parties’ constituent documents or under this Agreement, the foregoing consents, waivers, amendments or modifications in clauses (a) and (b), and any decision or determination by WPZ to (x) terminate this Agreement pursuant to Section 7.2 or Section 7.3 or (y) enforce this Agreement (including pursuant to Section 7.8), must be approved by, in the case of consents, waivers, amendments or modifications, or such decisions or determinations, by any WPZ Party or the WPZ Board, the WPZ Conflicts Committee. No amendment, supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the parties hereto. The failure of a party to exercise any right or remedy shall not be deemed or constitute a waiver of such right or remedy in the future. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided.

SECTION 8.4 Binding Effect; No Third-Party Beneficiaries; and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto and their respective permitted successors and assigns, any rights, benefits or obligations hereunder, except (i) as provided in Section 5.9 and (ii) for the right of the Holders of WPZ Units to receive the Merger Consideration, any Fractional Share Payment and any distributions or dividends payable pursuant to Section 2.2(c) or Section 2.2(d) after the Closing (a claim by the Holders of WPZ Units with respect to which may not be made unless and until the Closing shall have occurred). No party hereto may assign, transfer, dispose of or otherwise alienate this Agreement or any of its rights, interests or obligations under this Agreement (whether by operation of law or otherwise). Any attempted assignment, transfer, disposition or alienation in violation of this Agreement shall be null, void and ineffective.

SECTION 8.5 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule of applicable Law, or public policy, all other conditions or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement are not affected in any matter materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the fullest extent possible.

SECTION 8.6 Counterparts. This Agreement may be executed in multiple counterparts each of which shall be deemed an original and all of which shall constitute one instrument.

[The remainder of this page is blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers or agents hereunto duly authorized, all as of the date first written above.

THE WILLIAMS COMPANIES, INC.,

By:	/s/ Alan S. Armstrong
Name:	Alan S. Armstrong
Title:	President and Chief Executive Officer

SCMS LLC,

By:	The Williams Companies, Inc., its sole member

By:	/s/ Alan S. Armstrong
Name:	Alan S. Armstrong
Title:	President and Chief Executive Officer

WILLIAMS PARTNERS L.P.,

By:	WPZ GP LLC, its general partner

By:	/s/ John D. Chandler
Name:	John D. Chandler
Title:	Chief Financial Officer

WPZ GP LLC,

By:	/s/ John D. Chandler
Name:	John D. Chandler
Title:	Chief Financial Officer

Agreement and Plan of Merger

EXHIBIT A

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

THE WILLIAMS COMPANIES, INC.

THE WILLIAMS COMPANIES, INC., a corporation duly organized and validly existing under and by virtue of the General Corporation Law of the State of Delaware (the “Company”), does hereby certify as follows:

1. The Amended and Restated Certificate of Incorporation of the Company (the “Amended Certificate”) is hereby amended as follows:

The first sentence of Article FOURTH of the Amended Certificate is hereby amended in its entirety to read as follows:

“The total number of shares of capital stock which the Company shall have authority to issue is 1,500,000,000 shares, consisting of 1,470,000,000 shares of Common Stock, par value $1.00 per share (the “Common Stock”) and 30,000,000 shares of Preferred Stock, par value $1.00 per share (the “Preferred Stock”).”

2. The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Amendment on this [    ] day of [                ], 2018.

THE WILLIAMS COMPANIES, INC.

By:
Name:
Title:

Annex B

May 16, 2018

Mr. H. Brent Austin

Chairman of the Conflicts Committee of the Board of Directors of

WPZ GP LLC, the general partner of

Williams Partners L.P.

One Williams Center

Tulsa, Oklahoma, 74172

Members of the Conflicts Committee of the Board of Directors:

We understand that Williams Partners L.P., a Delaware limited partnership (the “Partnership” or “WPZ”), proposes to enter into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, among the Partnership, WPZ GP LLC, a Delaware limited liability company and the general partner of WPZ (“WPZ GP”), The Williams Companies, Inc., a Delaware corporation (“Parent”), and SCMS LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, and subject to the terms and conditions set forth therein, Merger Sub will be merged with and into the Partnership, with the Partnership surviving the merger as a wholly owned subsidiary of the Parent (the “Merger”). As a result of the Merger, each outstanding common unit representing limited partner interests of the Partnership held by WPZ unitholders other than Parent, Merger Sub, Parent Subsidiaries, WPZ GP and WPZ (“WPZ Public Units”) shall be converted into the right to receive (i) if the closing of the Merger occurs before the record date for the regular quarterly cash dividend on the Parent common stock that is paid or payable during the calendar quarter ending September 30, 2018, 1.494 shares of Parent common stock or (ii) if the closing of the Merger occurs on or after the record date for the regular quarterly cash dividend on the Parent common stock that is paid or payable during the calendar quarter ending September 30, 2018, 1.513 shares of Parent common stock (the applicable consideration referred to as the “Merger Consideration”), provided that in any case under (i) or (ii), as applicable, the closing of the Merger shall not occur on or prior to the record date for the regular quarterly cash distribution on the WPZ common units paid or payable during the calendar quarter ending September 30, 2018. Any WPZ Units that are owned by WPZ shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange for such canceled WPZ Units. The WPZ General Partner Interest, WPZ Class B Units, WPZ Incentive Distribution Rights, and WPZ Units that are not WPZ Public Units and not canceled shall, in each case, remain outstanding as partnership interests in the Partnership, unaffected by the Merger. The terms and conditions of the Merger are more fully set forth in the Merger Agreement and terms used herein and not defined shall have the meanings ascribed thereto in the Merger Agreement.

The Conflicts Committee of the Board of Directors of WPZ GP LLC (the “Committee”) has asked us whether, in our opinion, the Merger Consideration to be received by the holders of WPZ Public Units pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

In connection with rendering our opinion, we have, among other things:

(i)	reviewed certain publicly-available historical business and financial information relating to the Partnership and Parent that we deemed relevant, including the Annual Report on Form 10-K for the year ended December 31, 2017, Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 and certain Current Reports on Form 8-K, in each case as filed with or furnished to the U.S. Securities and Exchange Commission by the Partnership and Parent;

(ii)	reviewed certain non-public projected financial and operating data relating to the Partnership and Parent prepared and furnished to Evercore Group L.L.C. by management of the Parent;

(iii)	discussed the current operations of the Partnership and Parent and the historical and projected financial and operating data and assumptions relating to the Partnership and Parent with management of the Parent;

Mr. H. Brent Austin

Chairman of the Conflicts Committee of the Board of Directors of

WPZ GP LLC, the general partner of

Williams Partners L.P.

May 16, 2018

(iv)	reviewed publicly-available research analyst estimates for the Partnership’s and Parent’s future financial performance on a standalone basis;

(v)	performed discounted distribution / dividend analysis on the Partnership and Parent based on forecasts and other data provided by management of the Parent;

(vi)	reviewed the financial metrics of certain historical transactions that we deemed relevant and compared them to the forecasts and other data provided by management of the Parent;

(vii)	compared the trading performance of the Partnership and Parent with the trading performance of public issuers that we deemed relevant;

(viii)	reviewed the premiums paid in certain historical transactions that we deemed relevant and compared such premiums to those implied by the Merger;

(ix)	reviewed a draft of the Merger Agreement, dated May 15, 2018;

(x)	reviewed a draft of the Support Agreement, dated May 15, 2018; and

(xi)	performed such other analyses and examinations, reviewed such other information and considered such other factors that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available and all of the information supplied or otherwise made available to, discussed with, or reviewed by us and upon the assurances of the management of the Partnership that they are not aware of any relevant information that has been omitted or that remains undisclosed to us, and we assume no liability therefor. With respect to the projected financial and operating data relating to the Partnership and Parent, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the respective managements of the Partnership and Parent as to the future financial performance of the Partnership and Parent, as applicable, under the assumptions stated therein. We express no view as to the projected financial and operating data or any judgments, estimates or assumptions on which they are based. We have relied at your direction, without independent verification, upon the assessments of the management of each of the Partnership and Parent as to the future financial and operating performance of the Partnership and Parent.

For purposes of rendering our opinion, we have assumed, in all respects material to our analysis, that the Merger Agreement, the Support Agreement and any other related agreement (collectively, the “Transaction Agreements”) will be executed and delivered (in the draft forms reviewed by us), that the representations and warranties of each party contained in the Transaction Agreements (in the draft forms reviewed by us) are true and correct in all material respects, that each party will perform all of the covenants and agreements required to be performed by it under the Transaction Agreements and applicable law and governing documents of each of the Partnership and Parent, including, but not limited to, the cancellation and retirement of the WPZ Units owned by WPZ (collectively, the “Merger Related Actions”), and that all conditions to the consummation of the Merger, including the Merger Related Actions and transactions related to the Transaction Agreements, will be satisfied without material waiver or modification thereof. We have further assumed, with your consent, that the Merger and transactions related to the Transaction Agreements will be consummated in accordance with their terms, without waiver, modification or further amendment of any material term, condition or agreement and that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger

Mr. H. Brent Austin

Chairman of the Conflicts Committee of the Board of Directors of

WPZ GP LLC, the general partner of

Williams Partners L.P.

May 16, 2018

and transactions related to the Transaction Agreements will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Partnership, Parent, the consummation of the Merger or any transactions related to the Transaction Agreements, or materially reduce the benefits of the Merger to the Partnership. We have assumed the final versions of all documents reviewed by us in draft form conform in all material respects to the drafts reviewed by us.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of the Partnership or Parent, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Partnership or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, monetary, market, regulatory and other conditions and circumstances as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness of the Merger Consideration, from a financial point of view, to be received by the holders of WPZ Public Units pursuant to the Merger Agreement. We do not express any view on, and our opinion does not address, the fairness of the Merger to any other persons or the holders of any other securities, creditors or other constituencies of the Partnership, nor any view as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Partnership or any of the other parties to the Merger Agreement or any affiliates thereof, or any classes of such persons, whether relative to the Merger Consideration or otherwise. In addition, our opinion does not address any tax consequences of the Merger to any holder of WPZ Public Units. We have assumed that any modification to the structure of the Merger will not vary in any respect material to our analysis. Our opinion does not address the relative merits of the Merger as compared to other business or financial strategies that might be available to the Partnership or Parent, nor does it address the underlying business decision of the Partnership to engage in the Merger. This letter, and our opinion, does not constitute a recommendation to the Committee or to any other persons in respect of the Merger. We express no opinion herein as to the price at which the WPZ Common Units or Parent Common Stock will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the management of the Partnership and their advisors with respect to legal, regulatory, accounting and tax matters.

We will receive a fee for our services upon the rendering of this opinion, a portion of which is contingent upon the consummation of the Merger. The Partnership has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. In January 2017, we provided financial advisory services to the Conflicts Committee of the Board of Directors of WPZ GP with respect to WPZ’s issuance of common units to WPZ GP in consideration for the permanent waiver of WPZ’s payment obligations under the WPZ Incentive Distribution Rights, conversion of WPZ GP’s general partner units into a non-economic general partner interest in WPZ and a cash contribution by WPZ GP into WPZ, for which services we received compensation and reimbursement of certain of our expenses.

Evercore Group L.L.C. and its affiliates engage in a wide range of activities for their own accounts and the accounts of customers. In connection with these businesses or otherwise, Evercore Group L.L.C. and its affiliates and/or their respective employees, as well as investment funds in which any of them may have a financial

Mr. H. Brent Austin

Chairman of the Conflicts Committee of the Board of Directors of

WPZ GP LLC, the general partner of

Williams Partners L.P.

May 16, 2018

interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products relating to the Partnership, WPZ GP or Parent and their respective affiliates.

This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Committee in connection with its evaluation of the proposed Merger. The issuance of this opinion has been approved by an opinion committee of Evercore Group L.L.C.

Except as may be required by law or subpoena or otherwise required or requested by regulatory authority or legal or regulatory process, this letter, and the opinion expressed herein, may not be disclosed, quoted, referred to or communicated (in whole or in part) to, or relied upon by, any third party, nor shall any public reference to us be made, for any purpose whatsoever except with our prior written consent in each instance, except that (i) members of the Board of Directors of WPZ GP may rely on this letter and the opinion expressed herein, (ii) such information and advice may be provided on a confidential and non-reliance basis to the legal advisors of the Committee who have a need to know in connection with the Merger, and (iii) the Partnership may reproduce a copy of this opinion in full in any document related to the Merger that is required to be filed with the U.S. Securities and Exchange Commission and required to be mailed by the Partnership to its unitholders, provided, however, that all references to Evercore Group L.L.C. or this opinion in any such document and any description or inclusion of this opinion and advice or related analysis therein shall be subject to our prior written consent with respect to form and substance, such approval not to be unreasonably withheld or delayed and (iv) the Partnership and its affiliates may publicly disclose the fact that the Committee has engaged Evercore Group L.L.C. as its financial advisor in connection with the Merger and, if applicable, the fact that Evercore Group L.L.C. has provided a fairness opinion with respect thereto (so long as the Partnership has provided Evercore Group L.L.C. with an opportunity to review and approve such public disclosure in advance).

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of WPZ Public Units pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Robert A. Pacha
Robert A. Pacha
Senior Managing Director

Annex C

600 Travis Street

Suite 3700

Houston, TX 77002

May 16, 2018

Board of Directors

The Williams Companies, Inc.

One Williams Center

Tulsa, OK 74172

Members of the Board:

We understand that Williams Partners L.P. (“WPZ”), The Williams Companies, Inc. (“Parent”), WPZ GP LLC, the general partner of WPZ, (the “WPZ General Partner”) and SCMS LLC, a wholly owned subsidiary of Parent (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated May 16, 2018 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Acquisition Sub with and into WPZ. Pursuant to the Merger, WPZ will become a wholly owned subsidiary of Parent, and each outstanding common unit of WPZ (the “WPZ Common Units”) other than the WPZ Common Units held by Parent, the WPZ General Partner, Acquisition Sub and any entities that are partially or wholly owned, directly or indirectly, by Parent (other than WPZ and entities that are partially or wholly owned, directly or indirectly, by WPZ) (such outstanding WPZ Common Units, the “WPZ Public Units”), will be converted into the right to receive 1.494 shares of common stock, par value $1.00 per share, of Parent (the “Parent Common Stock”); provided that if the effective time of the Merger (the “Effective Time”) occurs on or after the record date for the regular quarterly cash dividend on the Parent Common Stock that is paid or payable during the calendar quarter ending September 30, 2018, then each of the WPZ Public Unit outstanding as of the Effective Time shall instead be entitled to receive 1.513 shares of Parent Common Stock (in either case, such number of shares of Parent Common Stock, the “Merger Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Merger Consideration to be paid by Parent pursuant to the Merger Agreement is fair from a financial point of view to Parent.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of WPZ and Parent, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning WPZ and Parent, respectively;

3)	Reviewed certain financial projections prepared by the management of Parent (the “Projections”);

4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of Parent (the “Synergies”);

5)	Discussed the past and current operations and financial condition and the prospects of Parent and WPZ, including the Synergies, with senior executives of Parent;

6)	Reviewed the pro forma impact of the Merger on Parent’s cash flow, consolidated capitalization and certain financial ratios;

C-1

7)	Reviewed the reported prices and trading activity for the Parent Common Stock and the WPZ Common Units;

8)	Compared the financial performance of Parent and WPZ and the prices and trading activity of the Parent Common Stock and the WPZ Common Units with that of certain other publicly-traded companies comparable with Parent and WPZ, respectively, and their securities;

9)	Reviewed certain financial terms, to the extent publicly available, of certain comparable acquisition transactions;

10)	Participated in certain discussions and negotiations among representatives of Parent and WPZ’s financial advisor;

11)	Reviewed the Merger Agreement and certain related documents; and

12)	Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by Parent, and formed a substantial basis for this opinion. With respect to the Projections and Synergies, we have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Parent of the future financial performance of Parent and WPZ, including the potential impact of the Revised Policy Statement on Treatment of Income Taxes by the Federal Energy Regulatory Commission (issued March 15, 2018) (the “Policy Statement”) and the recent changes in the U.S. tax laws and regulations pursuant to H.R. 1, Tax Cuts and Jobs Act, enacted on December 22, 2017 (the “Tax Cuts and Jobs Act”) on the future financial performance of Parent and WPZ, as to which we express no view or opinion. We further note that (i) the actual and estimated financial and operating performance and the share price data we reviewed for the companies with publicly traded equity securities that we deemed to be relevant and (ii) the financial terms of certain acquisition transactions that we deemed relevant might not, in whole or in part, reflect the potential impact of the Policy Statement or the Tax Cuts and Jobs Act. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of Parent and its legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. We have not performed any tax assessment in connection with the Merger. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of WPZ’s officers, directors or employees, or any class of such persons, relative to the Merger Consideration to be paid to the holders of the WPZ Common Stock in the transaction. We have not been requested to make, and have not made, any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of WPZ or Parent, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

Our opinion is limited to the fairness, from a financial point of view to Parent, of the Merger Consideration to be paid by Parent pursuant to the Merger Agreement. We have not been requested to opine as to, and our opinion does not in any manner address, Parent’s underlying business decision to proceed with or effect the transactions contemplated by the Merger Agreement, or the likelihood that the Merger is consummated. Our opinion does not

C-2

address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.

We have acted as financial advisor to the Board of Directors of Parent in connection with this transaction and will receive a fee for our services, a portion of which is contingent upon the rendering of this financial opinion and the remainder of which is contingent upon the closing of the Merger. In addition, Parent has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. In the two years prior to the date hereof, we have provided financial advisory and financing services for Parent and financing services for WPZ and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to Parent, WPZ and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Parent, WPZ, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of Parent (in its capacity as such) in connection with its consideration of the Merger only and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing Parent is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Parent Common Stock will trade following consummation of the Merger or at any time, and Morgan Stanley expresses no opinion or recommendation as to how the stockholders of Parent should vote at the stockholders’ meeting to be held, or to act on any matter, in connection with the Merger (including with respect to approval of the issuance of the Merger Consideration).

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Merger Consideration to be paid by Parent pursuant to the Merger Agreement is fair from a financial point of view to Parent.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Michael J. Harris
Michael J. Harris Managing Director

Annex D

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

THE WILLIAMS COMPANIES, INC.

THE WILLIAMS COMPANIES, INC., a corporation duly organized and validly existing under and by virtue of the General Corporation Law of the State of Delaware (the “Company”), does hereby certify as follows:

1. The Amended and Restated Certificate of Incorporation of the Company (the “Amended Certificate”) is hereby amended as follows:

The first sentence of Article FOURTH of the Amended Certificate is hereby amended in its entirety to read as follows:

“The total number of shares of capital stock which the Company shall have authority to issue is 1,500,000,000 shares, consisting of 1,470,000,000 shares of Common Stock, par value $1.00 per share (the “Common Stock”) and 30,000,000 shares of Preferred Stock, par value $1.00 per share (the “Preferred Stock”).”

2. The foregoing amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Amendment on this [    ] day of [            ], 2018.

THE WILLIAMS COMPANIES, INC.

By:
Name:
Title:

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Officers and Directors of Williams

Williams, a Delaware corporation, is empowered by Section 145 of the DGCL, subject to the procedures and limitations stated therein, to indemnify any person against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with any threatened, pending, or completed action, suit, or proceeding in which such person is made party by reason of their being or having been a director, officer, employee, or agent of Williams. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors, or otherwise. Williams’ by-laws provide for indemnification by Williams of its directors and officers to the fullest extent permitted by the DGCL. In addition, Williams has entered into indemnity agreements with its directors and certain officers providing for, among other things, the indemnification of and the advancing of expenses to such individuals to the fullest extent permitted by law, and to the extent insurance is maintained, for the continued coverage of such individuals.

Policies of insurance are maintained by Williams under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits, or proceedings, and certain liabilities which might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derived an improper personal benefit. Williams’ Amended and Restated Certificate of Incorporation provides that, to the fullest extent provided by the DGCL, no director shall be personally liable to Williams or its stockholders for monetary damages for a breach of fiduciary duty as a director.

Item 21.	Exhibits and Financial Statement Schedules.

(a)	Exhibits.

The following is a list of exhibits filed as part of this registration statement.

Exhibit Number		Description

2.1	—	Agreement and Plan of Merger dated as of May 16, 2018, by and among The Williams Companies, Inc., SCMS LLC, Williams Partners L.P., and WPZ GP LLC (filed on May 17, 2018 as Exhibit 2.1 to Williams’ current report on Form 8-K (File No. 001-04174) and incorporated herein by reference).

4.1	—	Amended and Restated Certificate of Incorporation, as supplemented (incorporated by reference to Exhibit 3.1 to Williams’ Current Report on Form 8-K filed on May 26, 2010, File No. 001-04174).

4.2	—	Amended and Restated By-Laws (incorporated by reference to Exhibit 3.1 to Williams’ Current Report on Form 8-K filed on January 20, 2017, File No. 001-04174).

Exhibit Number		Description

4.3	—	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.5 to Williams’ Registration Statement on Form S-3 filed May 19, 2006, File No. 333-134293).

†5.1	—	Opinion of Gibson, Dunn & Crutcher LLP as to the legality of the securities being registered.

†23.1	—	Consent of Gibson, Dunn & Crutcher LLP (contained in Exhibit 5.1 hereto).

#23.2	—	Consent of Ernst & Young LLP.

#23.3	—	Consent of Ernst & Young LLP.

#23.4	—	Consent of PricewaterhouseCoopers LLP.

#23.5	—	Consent of PricewaterhouseCoopers LLP.

#23.6	—	Consent of Deloitte & Touche LLP.

#23.7	—	Consent of Deloitte & Touche LLP.

†24.1	—	Powers of Attorney.

†99.1	—	Consent of Evercore Group L.L.C.

†99.2	—	Consent of Morgan Stanley & Co. LLC.

#99.3	—	Form of Written Consent for Williams Partners L.P. Unitholders.

#99.4	—	Form of Proxy Card for Williams Special Meeting.

#	Filed with this registration statement.
†	Previously filed with this registration statement.

Item 22.	Undertakings.

(a)	The undersigned registrant hereby undertakes

(i) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

a)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

b)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

c)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(ii) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(iii) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(iv) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(v) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

a)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

b)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

c)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

d)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(vi) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(vii) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(viii) That every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415 of the Securities Act, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(d)	The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on July 3, 2018.

THE WILLIAMS COMPANIES, INC. (Registrant)

By:	/s/ Alan S. Armstrong
	Name:	Alan S. Armstrong
	Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Name	Title	Date

*	President, Chief Executive Officer and Director	July 3, 2018
Alan S. Armstrong	(Principal Executive Officer)

*	Senior Vice President and Chief Financial Officer	July 3, 2018
John D. Chandler	(Principal Financial Officer)

*	Vice President, Controller and Chief Accounting Officer	July 3, 2018
Ted T. Timmermans	(Principal Accounting Officer)

*	Director	July 3, 2018
Stephen W. Bergstrom

Director
Nancy K. Buese

*	Director	July 3, 2018
Stephen I. Chazen

*	Director	July 3, 2018
Charles I. Cogut

*	Director	July 3, 2018
Kathleen B. Cooper

*	Director	July 3, 2018
Michael A. Creel

*	Director	July 3, 2018
Peter A. Ragauss

*	Director	July 3, 2018
Scott D. Sheffield

*	Director	July 3, 2018
Murray D. Smith

*	Director	July 3, 2018
William H. Spence

*By:	/s/ Alan S. Armstrong
Alan S. Armstrong
Attorney-in-fact